Form 10-K, Exhibit 13
SAFEGUARD SCIENTIFICS INC ET AL
filed 1995-03-31
CIK 86115

SAFEGUARD SCIENTIFICS, INC.


Selected Financial Data
(in thousands except per share amounts)

                                          1994           1993             1992            1991            1990
----------------------------------------------------------------------------------------------------------------
Net sales                             $1,412,026      $1,168,349        $845,018        $644,192        $449,067

Net earnings                              15,740           3,853*          8,864          10,518          14,673

Earnings per share
     Primary                                1.54             .31             .88            1.03            1.43
     Fully diluted                          1.41             .21             .82            1.02            1.43

Total assets                             617,155         542,824         416,299         379,955         292,742
Long-term debt                           201,393         156,482         109,536         101,489          84,250
Commercial real estate debt               20,714          40,668          41,159          41,812          45,427
Shareholders' equity                     110,547          88,767          91,685          84,316          74,110

The Company's strategy is to reward shareholders by direct ownership of common stock in selected companies which are ready for public ownership. The Company has no present intention to pay cash dividends.

Per share amounts have been retroactively restated to reflect the two-for-one split of the Company's common shares effective September 7, 1994.

*After goodwill write-off of $6,419 or $.64 per share.



Management's Discussion and Analysis of
Financial Condition and Results of Operations

Operations Review

 The 1994 operating results reflect management's continued focus on building value in each of the operating units through the identification and exploitation of leading market opportunities. CompuCom posted record sales and earnings for the sixth consecutive year demonstrating the continuing success of their strategy of providing quality products and service to corporate customers at competitive prices. Net sales increases of 21% and 38% in 1994 and 1993, respectively, are primarily attributable to CompuCom's (Microcomputer Systems) 24% and 42% sales increases for the same periods. CompuCom has continued its sales and earnings growth and in 1994 accounted for 89% of the Company's total sales. As a result of the relative significance of CompuCom in the consolidated results, fluctuations in the financial results of the other business units have tended to have a minimal impact. Increased sales at other business units in 1994 were more than offset by the reduction in sales as a result of the first quarter sale of Micro Decisionware and the mid-year rights offering of Coherent stock which reduced the Company's ownership to under 50%.

The following after-tax data reflects the components of the Company's net earnings:
                               Year Ended December 31
                     -------------------------------------------
                       1994             1993             1992
                     -------------------------------------------
Earnings              $ 4,189          $ 2,207          $ 5,986
Security gains         14,501            5,038            5,664
Minority interest      (2,950)          (3,392)          (2,786)
                     -------------------------------------------
Net earnings          $15,740          $ 3,853          $ 8,864
                     ===========================================

CompuCom's 28% increase in earnings was the main contributor to the 1994 earnings improvement augmented by improved earnings at Metal Finishing and other business units. Offsetting these increases was the Company's share of losses at CenterCore ($10.4 million). The Company does not anticipate that it will incur any additional significant losses as a result of its limited future involvement with CenterCore. The 1993 earnings were negatively impacted by a $6.4 million goodwill write-off partially offset by profit improvement at CompuCom.

Two significant transactions accounted for the vast majority of 1994 security gains. In 1994, the Company sold its 55% interest in Micro Decisionware, Inc. to Sybase, Inc. which resulted in an after-tax gain of $7.1 million. This gain includes the value of Sybase stock received at the closing plus additional stock earned based on the 1994 performance of Micro Decisionware subsequent to the sale. The Company has the potential to earn an additional $3 million net after-tax based upon the 1995 performance of Micro Decisionware. In July 1994, the Company and its subsidiary Coherent Communications Systems, sold 2.7 million and 800 thousand shares, respectively, of Coherent stock at $5 per share in a rights offering to the Company's shareholders. After this sale, which resulted in a $7.8 million after-tax gain, the Company began using the equity method of accounting for its remaining interest in Coherent.

Gains on sales of securities for 1993 and 1992 primarily reflect the open market sale of a portion of the Company's holdings in Novell, Inc. and the remaining stock holdings in QVC Network, Inc. In conjunction with the rights offering of Cambridge Technology Partners stock in 1993 the Company also recorded an after-tax gain of $2.2 million. Security gains of varying magnitude have been realized in recent years; prior gains are not necessarily indicative of gains which may be realized in the future.

Most equity investment companies showed improved earnings in 1994 compared to 1993 led by Cambridge Technology Partners, Coherent Communications Systems and Sanchez Computer Associates. Coherent reported significantly improved operating results as sales and earnings increased 33% and 152%, respectively, in 1994 compared to 1993. The earnings increase excludes the impact of Coherent's 1993 goodwill write-off. Cambridge continued its strong growth trend by recording a 96% increase in net earnings on an 82% sales increase in 1994. During 1994 and 1993 the Company made a number of minority ownership investments in promising businesses that are accounted for under the equity method. Recent investments have tended to be in more mature companies than historically has been the case. Given the increase in the number of companies now accounted for under the equity method, a large percentage of future operating earnings of the Company will be achieved through its participation in the growth of these companies.

Losses from equity investments were recognized in 1993 as two investments experienced increased losses and a new investment was made in XL Vision, an early stage company with significant potential.
Partially offsetting these losses was improved results at Cambridge.

Segment Trends

MICROCOMPUTER SYSTEMS (CompuCom) sales increased 24% in 1994 following a 42% increase in 1993 and a 35% increase in 1992. Taking into consideration the sale of various non-core businesses early in 1994, sales increased 29% over 1993. The growth in sales reflects the increased demand by corporate customers for personal computers, particularly 486-based machines, and CompuCom's continued focus on expanding its network and technology services at competitive prices. Also favorably impacting CompuCom's sales increase is the weakened financial condition of certain competitors and its strategy of increasing service sales. Due to the relatively quick order fulfillment cycle, CompuCom's backlog is not considered to be a meaningful indicator of future business prospects.

Microcomputer Systems product margins as a percentage of net sales continued to be impacted by industry wide pricing pressures created by intense competition. The gross margin percentage was 13.6% in 1994, 14.3% in 1993 and 14.7% in 1992. Partially offsetting the negative impact of the product margin decline was the increase in gross margin related to the service business, which on a weighted average basis, has become a larger percentage of gross margins when compared to 1993. CompuCom historically has been able to offset margin decline (on a percentage of net revenue basis) through improved efficiencies and the control of operating expenses. Product margins in the fourth quarter improved slightly from the first half of 1994 as a result of price reductions by certain major manufacturers and competitors realization of the need to increase margins to achieve an acceptable level of profitability. CompuCom participates in certain manufacturer-sponsored programs designed to increase sales of specific products. These programs, excluding volume rebates, are not material to CompuCom's overall financial results. Future margins will be influenced by manufacturers' pricing strategies together with pressures from competition and CompuCom's ability to continue the growth of its service business.

INFORMATION SOLUTIONS sales declined in 1994 due to the sale of Micro Decisionware and Coherent being accounted for under the equity method of accounting subsequent to its July 1994 rights offering. Premier Solutions sales increased 58% reflecting growing market acceptance of their software solutions for the global custody industry. Tangram Enterprise Solutions' sales were essentially flat reflecting the company's transition from a mainframe connectivity product company to a full service provider of distributed resource management solutions encompassing three major computer platforms (mainframe/MVS, mini/UNIX and micro/LAN-Server).

Information Solutions operating profits were essentially flat in 1994 compared to the prior year after considering the sale and deconsolidation of Micro Decisionware and Coherent, respectively, and the 1993 goodwill write-off.

The WORKSTATION AND SECURITY SYSTEMS (CenterCore) sales increase of 26% in 1994 compared to 1993 reflects the inclusion for the entire year in 1994 of the results of Maris Equipment Company. Offsetting the sales increase related to Maris, which was acquired in September 1993, were 6% lower furniture sales in 1994 compared to the prior year. The lower furniture sales reflects the continued softening in government procurements coupled with the inability to accelerate sales to commercial customers. The sales increase in 1993 of 16% compared to the prior year reflects the Maris acquisition offset by declines in furniture sales due to reduced government sales.

CenterCore reported significant 1994 losses reflecting lower than anticipated margins or losses incurred in an effort to complete many of the major detention and other contracts in process at the time of the September 1993 Maris acquisition. Included in these losses was the write-off of $2.1 million of goodwill primarily related to the Maris acquisition. As a result, CenterCore management is pursuing a strategy of significantly downsizing the business. In addition, Safeguard is negotiating an agreement whereby it will contribute a portion of its CenterCore stock to CenterCore, will sell a significant portion of its remaining interest to CenterCore management and will provide certain advances to address current funding requirements of CenterCore. Safeguard's participation in the 1994 after-tax, after minority interest losses incurred by CenterCore was $10.4 million. These losses are not anticipated to recur based on the Company's limited future involvement with CenterCore.

CenterCore's 1993 loss was attributable to a combination of lower domestic furniture sales, losses from foreign operations and expenses incurred to consolidate parts of the Canadian operations into the domestic operations.

The continued strength of automotive customers and increased cookware sales accounted for most of the 13% and 12% sales increase at METAL FINISHING in 1994 and 1993, respectively, compared to the prior year. Operating profit improved 39% in 1994 compared to 1993 due to improved plant efficiencies.

The 1993 decline in operating profit at Metal Finishing was primarily attributable to competitive conditions which reduced margins, a less favorable product mix and an increase in expenses incurred in anticipation of future growth.

Occupancy levels in COMMERCIAL REAL ESTATE properties were 94% in 1994 after excluding three properties for which negotiations are proceeding which will result in the transfer of these properties in early 1995 to the lenders in full satisfaction of the related non-recourse debt. Occupancy levels for all properties were 88% in 1993 and 83% in 1992. A gain from the sale of one building accounts for the improved operating results in 1994 compared to 1993. The business typically generates pretax losses from operations because of mortgage interest and depreciation, but operates on an approximate cash break-even basis.

Cost and Expenses

Gross margin as a percentage of sales was 17% in 1994 compared to 19.5% in 1993 and 21.4% in 1992. The lower gross margin is primarily due to the continuing increase in microcomputer sales as a percentage of total sales. An increase in microcomputer sales tends to reduce consolidated margins since microcomputer margins are lower than margins realized by other operating units.

Selling expenses as a percentage of sales decreased from 10.3% in 1992 and 9.6% in 1993 to 8.8% in 1994. General and administrative expenses as a percentage of sales decreased from 6.5% in 1992 and 5.9% in 1993 to 5.6% in 1994. The declines in 1994 compared to 1993 reflect the elimination of expenses due to the second quarter sale of Micro Decisionware and the deconsolidation of Coherent. On a relative basis, these two businesses had higher selling, general and administrative expenses than CompuCom and the remaining businesses of the Company. Also contributing to the lower selling, general and administrative expenses as a percentage of sales in recent years were the improved operating efficiencies at CompuCom. General and administrative expenses at CompuCom are reported net of reimbursements from certain manufacturers for specific training and marketing programs. These reimbursements offset the expenses incurred.

Depreciation and amortization decreased $1.1 million in 1994 compared to 1993 primarily due to the 1993 goodwill write-offs. The $1.5 million increase in 1993 compared to 1992 primarily relates to CompuCom's investments in equipment necessary to support their sales growth.

Interest expense increased in 1994, reflecting rising interest rates in 1994 and increased borrowings at CompuCom needed to support their significant sales growth, and for investments by the Company in new business opportunities.

Liquidity and Capital Resources

The Company and its two largest majority-owned, public company, operating subsidiaries -- CompuCom and CenterCore -- each maintain separate, independent bank credit facilities with several banks. The subsidiaries' credit facilities are non-recourse to the Company, except that the Company has provided a $2.4 million guarantee of CenterCore's bank debt. The subsidiaries' bank debt prohibits the payment of dividends while the credit lines remain outstanding.

In February 1995, availability under the Company's credit facility was increased from $50 million to $75 million and the maturity was extended to 1998. There was $44.1 million outstanding at December 31, 1994 under the facility which bears interest at the prime rate and/or, at the Company's option, at LIBOR plus 2.25%. The facility is secured by a pledge of all of the Company's publicly traded equity securities, including common stock in certain majority owned subsidiaries, which had an aggregate market value in excess of $245 million at December 31, 1994. Proceeds from the sales of securities, borrowings under the credit facility and cash generated from operations were used for additional loans to and investments in existing and new partnership companies, including the purchase of $20 million of CompuCom convertible preferred stock, and other working capital requirements. The Company expects its future corporate liquidity to be generated through internal cash flow, the sale, as required, of selected minority-owned, publicly traded securities and borrowing under the credit facility. These sources should be sufficient to fund the Company's cash requirements through 1995.

Proceeds from the previously mentioned 1994 Coherent rights offering netted the Company $12.6 million. The Company's continued ownership of
2.9 million shares of Coherent as well as 3.2 million shares of Cambridge Technology Partners enables the Company to participate in the future growth of these companies and provides the Company with additional sources of liquidity.

CompuCom has been able to satisfy cash requirements through the combination of a satisfactory relationship with several banks, proceeds from the sales of securities, internally generated funds and subordinated debt. In March 1994, CompuCom increased its separate bank revolving credit facility from $125 million to $150 million and extended the maturity to March 1997. Borrowings as of December 31, 1994 under this facility were $115 million. In addition, during 1994 the Company purchased $20 million of CompuCom convertible preferred stock. Negotiations are currently underway to increase CompuCom's bank credit facility to support its projected 1995 growth.

As a result of significant operating difficulties, CenterCore has a severe liquidity problem. CenterCore is in default of its revolving loan facility ($8.3 million at December 31, 1994) and its term note payable ($3.6 million at December 31, 1994) to the former owners of Maris. It has turned to its bonding companies to assume and complete certain construction contracts and has extended its payables to vendors. CenterCore has withdrawn from the detention security business and is undertaking to significantly downsize its business, which may include the sale of some or all of CenterCore's business units. Proceeds from the sale of assets as well as an anticipated federal tax refund of $1.6 million will be used to reduce outstanding bank debt. In anticipation of these events, the bank continues to extend credit to CenterCore under the existing borrowing base formula. CenterCore also is negotiating with EMCOR Group, Inc. (successor of JWP Inc.) from whom it acquired Maris to significantly restructure the original transaction. Except for a $2.4 million guarantee of bank debt, the Company is not contractually obligated to satisfy any of CenterCore's obligations.

CenterCore is negotiating for a release of its obligations to the bonding companies in exchange for a nominal amount of CenterCore stock. Pending satisfactory resolution in all of the above negotiations, the Company is negotiating an arrangement whereby it will contribute a portion of its CenterCore stock to CenterCore, will sell a significant portion of its CenterCore stock to CenterCore management and will provide certain advances to CenterCore to address current funding requirements of the downsized business. Should CenterCore be unsuccessful in its multiple negotiations, its ability to continue operations will be difficult to sustain. Nevertheless, given its limited future involvement, the Company does not expect that such events will have a material adverse effect on the Company's liquidity or capital resources.

The Company's operations are not capital intensive. Capital expenditures were $11.8 million in 1994 and $17.1 million in 1993. Capital additions are generally funded through internally generated funds or other financing sources. There were no material asset purchase commitments at December 31, 1994.



Financial Information -- Industry Segments
(in thousands)


------------------------------------------------------------------------------------------------------------------
                                                          1994                     1993                     1992
------------------------------------------------------------------------------------------------------------------
Net Sales
Information Technology
     Microcomputer Systems                              $1,255,813               $1,015,482               $713,035
     Information Solutions                                  53,962                   67,320                 56,933
     Workstation and Security Systems                       67,227                   53,167                 45,639
                                                        ----------------------------------------------------------
                                                         1,377,002                1,135,969                815,607
Metal Finishing                                             31,135                   27,650                 24,654
Commercial Real Estate                                       3,889                    4,730                  4,757
                                                        ----------------------------------------------------------
                                                        $1,412,026               $1,168,349               $845,018
                                                        ==========================================================

Operating Profit (Loss)
Information Technology
     Microcomputer Systems                              $   34,702               $   27,163               $ 18,787
     Information Solutions                                   3,353                   (1,946)*                2,640
     Workstation and Security Systems                      (16,049)                    (395)                 2,309
                                                        ----------------------------------------------------------
                                                            22,006                   24,822                 23,736

Metal Finishing                                              2,688                    1,937                  2,559
Commercial Real Estate                                       2,565                    2,237                  2,413
                                                        ----------------------------------------------------------
                                                            27,259                   28,996                 28,708
Gains on sales of securities, net                           21,789                    9,574                 10,214
Income (loss) from equity investments                        2,669                     (818)                  (345)
Interest expense                                           (17,468)                 (13,701)               (13,099)
General corporate expense, net                              (6,171)                  (4,190)                (4,446)
Minority interest                                           (4,428)                  (6,523)                (5,030)
                                                        ----------------------------------------------------------
Earnings before taxes on income                         $   23,650               $   13,338               $ 16,002
                                                        ==========================================================

Depreciation & Amortization
Information Technology
     Microcomputer Systems                              $    5,221               $    4,640               $  3,346
     Information Solutions                                   6,129                    8,060                  8,085
     Workstation and Security Systems                        1,577                    1,427                  1,368
                                                        ----------------------------------------------------------
                                                            12,927                   14,127                 12,799
Metal Finishing                                              2,044                    1,837                  1,578
Commercial Real Estate                                       1,699                    1,892                  1,879
General Corporate                                              640                      566                    617
                                                        ----------------------------------------------------------
                                                        $   17,310               $   18,422               $ 16,873
                                                        ==========================================================

Capital Expenditures
Information Technology
     Microcomputer Systems                              $    5,018               $    6,584               $  7,408
     Information Solutions                                   4,066                    3,354                  1,872
     Workstation and Security Systems                          376                      555                  1,074
                                                        ----------------------------------------------------------
                                                             9,460                   10,493                 10,354
Metal Finishing                                              1,428                    4,623                  3,474
Commercial Real Estate                                                                  130                    468
General Corporate .                                            947                    1,874                    606
                                                        ----------------------------------------------------------
                                                        $   11,835               $   17,120               $ 14,902
                                                        ==========================================================

Assets Employed
Information Technology
     Microcomputer Systems                              $  434,545               $  370,651               $259,542
     Information Solutions                                  28,828                   40,339                 39,773
     Workstation and Security Systems                       26,413                   42,371                 24,058
                                                        ----------------------------------------------------------
                                                           489,786                  453,361                323,373
Metal Finishing                                             18,091                   18,404                 15,328
Commercial Real Estate                                      21,124                   36,183                 38,413
General Corporate                                           88,154                   34,876                 39,185
                                                        ----------------------------------------------------------
                                                        $  617,155               $  542,824               $416,299
                                                        ==========================================================



Information Technology distributes personal computers, application software and related products and services; and designs, develops and sells strategic business applications systems software solutions, office furnishings and air filtration systems and provides integration and installation of advanced electronic security systems.

Metal Finishing provides specialty metal finishing services.

Commercial Real Estate engages in the ownership, leasing and management of commercial real estate properties. Operating profit is before interest expense of $2,998 in 1994, $3,451 in 1993 and $4,074 in 1992.

*After a goodwill write-off of $6,419.



Consolidated Statements of Operations
(in thousands except per share amounts)


-------------------------------------------------------------------------------------------------------------
                                                                     Year ended December 31
                                                         1994                 1993                  1992
-------------------------------------------------------------------------------------------------------------
Revenues
Net sales                                             $1,412,026           $1,168,349             $845,018
Gains on sales of securities, net                         21,789                9,574               10,214
Other income                                               4,616                2,698                2,430
                                                     --------------------------------------------------------
     Total revenues                                    1,438,431            1,180,621              857,662

Costs and Expenses
Cost of sales                                          1,172,625              940,900              664,211
Selling                                                  123,795              111,870               87,170
General and administrative                                79,718               68,630               54,932
Depreciation and amortization                             17,310               18,422               16,873
Interest                                                  17,468               13,701               13,099
(Income) loss from equity investments                     (2,669)                 818                  345
Goodwill write-off                                         2,106                6,419
                                                     --------------------------------------------------------
     Total costs and expenses                          1,410,353            1,160,760              836,630
                                                     --------------------------------------------------------

Earnings Before Minority Interest and Taxes               28,078               19,861               21,032

Minority interest                                         (4,428)              (6,523)              (5,030)
                                                     --------------------------------------------------------

Earnings Before Taxes On Income                           23,650               13,338               16,002

Provision for taxes on income                              7,910                9,485                7,138
                                                     --------------------------------------------------------

Net Earnings                                             $15,740               $3,853               $8,864
                                                     ========================================================


Earnings Per Share
     Primary                                               $1.54                 $.31                 $.88
     Fully diluted                                         $1.41                 $.21                 $.82

Average Common Shares Outstanding
     Primary                                               9,813               10,046               10,100
     Fully diluted                                         9,893               10,136               10,202

See notes to consolidated financial statements.



Consolidated Balance Sheets
(in thousands except share and per share amounts)


---------------------------------------------------------------------------------------------------
                                                                               December 31
Assets                                                                1994                   1993
---------------------------------------------------------------------------------------------------
Current Assets
Cash                                                                $  7,860              $  9,796
Receivables less allowances ($6,466-1994; $5,480-1993)               276,034               258,734
Inventories                                                          160,380               131,263
Other current assets                                                   5,832                 4,377
                                                                    -------------------------------
   Total current assets                                              450,106               404,170

Property, Plant and Equipment
Land                                                                     788                   788
Buildings and improvements                                            24,183                23,689
Equipment and machinery                                               54,598                55,312
                                                                    -------------------------------
                                                                      79,569                79,789
Less accumulated depreciation and amortization                        36,014                33,429
                                                                    -------------------------------
                                                                      43,555                46,360

Commercial Real Estate                                                25,538                47,460
Less accumulated depreciation                                          7,105                11,037
                                                                    -------------------------------
                                                                      18,433                36,423

Other Assets
Investments                                                           66,310                16,663
Notes and other receivables                                            5,554                 3,329
Excess of cost over net assets of businesses acquired                 22,187                25,434
Other                                                                 11,010                10,445
                                                                    -------------------------------
                                                                     105,061                55,871
                                                                    -------------------------------

                                                                    $617,155              $542,824
                                                                    ===============================

See notes to consolidated financial statements.



---------------------------------------------------------------------------------------------------------------------
                                                                                               December 31
Liabilities and Shareholders' Equity                                                  1994                    1993
---------------------------------------------------------------------------------------------------------------------
Current Liabilities
Current commercial real estate debt                                                $   3,120               $  11,038
Current debt obligations                                                              14,041                   5,461
Accounts payable                                                                     168,431                 168,836
Accrued expenses                                                                      63,284                  50,261
Taxes on income                                                                          374                   3,078
                                                                                   ----------------------------------

   Total current liabilities                                                         249,250                 238,674


Long Term Debt                                                                       201,393                 156,482
Commercial Real Estate Debt                                                           17,594                  29,630

Deferred Taxes                                                                         7,336                   2,141
Other Liabilities                                                                        969                   1,305

Minority Interest                                                                     30,066                  25,825

Shareholders' Equity
Common stock, par value $.10 a share
    Authorized 20,000,000 shares; Issued 10,933,114 shares                             1,093                   1,093
Additional paid-in capital                                                            25,669                  25,631
Retained earnings                                                                     91,780                  76,040
Treasury stock, at cost (1994-1,449,596 shares; 1993-1,590,696 shares)               (13,228)                (13,997)
Net unrealized appreciation on investments                                             5,233
                                                                                   ----------------------------------
                                                                                     110,547                  88,767
                                                                                   ----------------------------------

                                                                                    $617,155                $542,824
                                                                                   ==================================

See notes to consolidated financial statements.



Consolidated Statements of Cash Flows
(in thousands)

------------------------------------------------------------------------------------------------------------------------------
                                                                                             Year ended December 31
                                                                                     1994             1993           1992
------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net earnings                                                                       $ 15,740       $   3,853       $   8,864
Adjustments to reconcile net earnings to cash from operating activities
     Depreciation and amortization                                                   17,310          18,422          16,873
     Deferred income taxes                                                            2,500           2,598           6,670
     (Income) loss from equity investments                                           (2,669)            818             345
     Gains on sales of securities, net                                              (21,789)         (9,574)        (10,214)
     Minority interest, net                                                           1,536           3,933           3,057
     Write-off of goodwill                                                            2,106           6,419
                                                                                   ------------------------------------------
                                                                                     14,734          26,469          25,595

     Cash provided (used) by changes in working capital items
       Receivables                                                                  (30,828)        (80,842)        (18,362)
       Inventories                                                                  (34,350)        (26,241)            586
       Other current assets                                                            (555)            (41)           (943)
       Accounts payable and accrued expenses                                         16,035          59,020           6,067
       Taxes on income                                                               (3,280)          2,776          (1,451)
                                                                                   ------------------------------------------
                                                                                    (52,978)        (45,328)        (14,103)
                                                                                   ------------------------------------------
Cash provided (used) by operating activities                                        (38,244)        (18,859)         11,492

Proceeds from sales of securities, net                                               16,953          20,129          18,689
                                                                                   ------------------------------------------
Cash provided (used) by operating activities and sales of securities, net           (21,291)          1,270          30,181

Other Investing Activities
Business acquisitions, net of cash acquired                                            (442)         (2,202)           (457)
Investments and notes acquired                                                      (19,379)         (8,013)        (11,059)
Expenditures for property, plant and equipment                                      (11,835)        (14,648)        (14,434)
Commercial real estate costs                                                                           (130)           (468)
Other, net                                                                           (5,719)         (5,071)         (4,537)
                                                                                   ------------------------------------------
Cash (used) by other investing activities                                           (37,375)        (30,064)        (30,955)

Financing Activities
Net borrowings (repayments) on revolving credit facilities                           32,898          40,535         (11,682)
Net borrowings (repayments) on term debt                                             20,040          (4,077)          1,140
Issuance of subordinated debt, net                                                                                   13,664
Repurchase of common stock                                                             (551)         (8,000)         (1,506)
Subsidiary repurchase of stock                                                                                       (1,625)
Stock options exercised                                                               1,358           1,229              11
Stock issued by subsidiary                                                            2,985
                                                                                   ------------------------------------------
Cash provided by financing activities                                                56,730          29,687               2
                                                                                   ------------------------------------------

Increase (Decrease) in Cash                                                          (1,936)            893            (772)
Cash -- beginning of year                                                             9,796           8,903           9,675
                                                                                   ------------------------------------------

Cash -- End of Year                                                               $   7,860       $   9,796       $   8,903
                                                                                   ==========================================

See notes to consolidated financial statements.



Consolidated Statements of Shareholders' Equity
(in thousands except share amounts)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Net
                                                                                                                   Unrealized
                                          Common Stock       Additional                    Treasury Stock         Appreciation
                                      -------------------     Paide-in   Retained        --------------------          on
                                      Shares       Amount     Capital    Earnings       Shares        Amount      Investments
-------------------------------------------------------------------------------------------------------------------------------

Balance -- December 31, 1991        10,933,114     $1,093     $25,698     $63,323       747,778     $ (5,798)

Net earnings                                                                8,864
Stock options exercised                                                                  (2,000)          11
Repurchase of common stock                                                              241,000       (1,506)
                                   --------------------------------------------------------------------------------------------

Balance -- December 31, 1992        10,933,114      1,093      25,698      72,187       986,778       (7,293)

Net earnings                                                                3,853
Stock options exercised                                           (67)                 (196,082)       1,296
Repurchase of common stock                                                              800,000       (8,000)
                                   --------------------------------------------------------------------------------------------

Balance -- December 31, 1993        10,933,114      1,093      25,631      76,040     1,590,696      (13,997)

Net earnings                                                               15,740
Stock options exercised                                            38                  (183,100)       1,320
Repurchase of common stock                                                               42,000         (551)
Net unrealized appreciation
  on investments                                                                                                      $5,233
                                   --------------------------------------------------------------------------------------------

Balance -- December 31, 1994        10,933,114     $1,093     $25,669     $91,780     1,449,596     $(13,228)         $5,233
                                   ============================================================================================


See notes to consolidated financial statements.
</Table



Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in companies owned 50% or less, in which significant influence is exercised, are accounted for on the equity method of accounting. In
1994, the Company adopted Statement of Financial Accounting Standard No.
115 (SFAS No. 115), "Accounting for Certain Investments in Debt and
Equity Securities." Certain investments accounted for under the cost method of accounting are classified as available-for-sale and recorded at fair value with net unrealized appreciation of $5,233,000 recorded as a separate component of shareholders' equity, net of taxes of $2,695,000, at December 31, 1994. All other investments are stated at the lower of cost or net realizable value. All material intercompany accounts and transactions have been eliminated.

INVENTORIES, primarily finished goods, are stated at the lower of average cost or market.

PROPERTY, PLANT AND EQUIPMENT are carried at cost less accumulated depreciation and amortization. Provision for depreciation and amortization is based on the estimated useful lives of the assets
(buildings and improvements--3 to 33 years; equipment and machinery--3 to 12 years) and is computed primarily on the straight-line method.

COMMERCIAL REAL ESTATE construction costs and tenant required improvements are capitalized. These costs are depreciated on the straight-line method over a 10 or 30-year estimated useful life. Costs incurred in connection with obtaining financing and tenant leases are deferred and amortized over the term of the related financing or the related lease.

EXCESS OF COST OVER NET ASSETS OF BUSINESS ACQUIRED is amortized on a straight-line basis primarily over 10 years. Accumulated amortization at December 31, 1994 and 1993 was $10.1 million and $8.2 million, respectively. Assessment of the carrying amount of goodwill is made when changing facts and circumstances suggest that the carrying value of goodwill or other assets may be impaired using the forecasted undiscounted cash flow from the related business activity (including possible proceeds from a sale of the business).

TAXES ON INCOME are reduced by allowable tax credits. Deferred taxes are accounted for using the asset and liability method of accounting for income taxes. Under this method, deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs.

THRIFT PLANS are contributory and cover eligible employees of the Company and certain subsidiaries. The Company and its subsidiaries generally match from 50% to 75% of the first 4% of employee contributions to the thrift plans. Annual contributions to a non-contributory defined contribution pension plan are based on 4.5% of a participant's eligible compensation. Amounts expensed relating to these plans were $1,753,000, $1,491,000 and $1,529,000 in 1994, 1993 and 1992,
respectively.

EARNINGS PER SHARE of common stock are computed on adjusted net earnings using the weighted-average number of common shares outstanding during each year, including common stock equivalents (unless anti-dilutive) which would arise from the exercise of stock options. Net earnings are adjusted for the dilutive effect of common stock equivalents (primary) and convertible securities (fully diluted) issued by the Company's public subsidiaries.

VENDOR PROGRAMS--CompuCom receives volume rebates from manufacturers related to sales of certain products which are recorded when earned as a reduction of cost of goods sold. CompuCom also receives manufacturer reimbursements for certain training and marketing activities, which are recorded as earned as a reduction of general and administrative expense.
These reimbursements offset expenses incurred.

STOCK SPLIT--All share and per share data have been retroactively adjusted to reflect the two-for-one split of the Company's common shares effective September 7, 1994.

NOTE 2 - INVESTMENTS
In the following summary of investments, market value reflects the price of minority-owned publicly-traded securities at the close of business on
December 31 of each year. In addition, unrealized appreciation primarily reflects the net increase in the carrying value of Sybase, Inc., Novell,
Inc. and National Media Corporation as a result of the 1994 adoption of
SFAS No. 115.
                                        1994                1993
                               ---------------------------------------
                                Carrying    Market  Carrying    Market
                                   Value     Value     Value     Value
                               ---------------------------------------
                                               ($000 omitted)
Cambridge Technology Partners
   (Massachusetts), Inc.         $ 6,599  $75,029   $ 3,452   $50,978
Coherent Communications
   Systems Corporation             4,479   47,713
Sybase, Inc.                      14,923   16,340
Novell, Inc.                         243    5,994        312     9,338
National Media
   Corporation                     2,018    3,197
Other companies                   30,120              12,899
Unrealized appreciation            7,928
                               ---------             -------
                                 $66,310             $16,663
                               =========             =======


The Company owns approximately 24% and 43% of Cambridge Technology
Partners and Coherent Communications Systems Corporation, respectively.

The Company's equity investees operate primarily in the information technology industry segment. For the year ended December 31, 1994, equity investees had aggregate net sales and net income of $219.8 million and $10 million, respectively.

Average cost is generally used to compute security gains. Security gains are net of related costs, charges incurred in the disposition of the investments and provisions for diminution in value of other investments.
The following summarizes significant pre-tax gains from security transactions (in millions):
                                1994          1993            1992
                               -----------------------------------
Coherent Communications        $11.7
Micro Decisionware              10.7
Cambridge Technology                         $ 4.2
Novell                           1.6           5.4           $ 3.8
QVC Network                                    3.2             6.9
Other                            2.9            .4
                               -----------------------------------
                               $26.9         $13.2           $10.7
                               ===================================


In July 1994, the Company sold 2.7 million shares of Coherent common stock at $5 per share in a rights offering to the Company's shareholders which resulted in a pre-tax net gain of $11.7 million.

In April 1994, the Company sold its controlling interest in Micro
Decisionware, Inc. to Sybase, Inc. The transaction, including amounts earned based on the performance of Micro Decisionware subsequent to the sale, resulted in a pre-tax net gain of $10.7 million.

Offsetting these gains were pre-tax provisions for the diminution in value of investments and notes of $5.1 million, $3.6 million and $.5 million in 1994, 1993 and 1992, respectively.

In connection with certain investments, the Company is contingently obligated for approximately $9 million in bank loan and other guarantees and $7.5 million for possible future investments.


NOTE 3 - DEBT
                                            1994              1993
                                         ----------------------------
                                                ($000 omitted)
Revolving credit facility
   and term note payable                  $ 44,100          $ 10,200
CompuCom secured
   revolving credit facility               115,227           103,320
CompuCom 9% subordinated
   obligations                              18,214            17,880
CompuCom 8.10% mortgage note;
   payable monthly through 2003              3,120             3,542
CenterCore secured revolving
    credit facility                          8,265             5,200
CenterCore secured term note
   payable through 1996                      3,607             3,714
Premier subordinated debentures              2,500             4,500
9.75% mortgage note;
   payable monthly through 2002              3,543             3,568
Industrial Development Revenue Bonds,
   due in installments through 2002          2,550             2,890
Demand notes payable to
   equity investee companies                 6,975
Capital lease obligations                    2,296             2,648
Other                                        5,037             4,481
                                         ----------------------------
                                           215,434           161,943
Current debt obligations                   (14,041)           (5,461)
                                         ----------------------------
Long-term debt                            $201,393          $156,482
                                         ============================


In 1994, availability under the Company's revolving credit facility was increased to $50 million. During 1994 and 1993, the Company borrowed a maximum of $48.1 million and $10.9 million, respectively. The stock of certain subsidiaries and investments is pledged as collateral for the loan. The facility bears interest at the prime rate and/or, at the Company's option, at the London Interbank Offered Rate ("LIBOR") plus
2.25%. The weighted average interest rate was approximately 7.1% in 1994 and 6% in 1993. In February 1995, the facility was renegotiated to increase the availability to $75 million and extend the maturity to January 1998.

In 1994, availability under CompuCom's bank revolving credit facility was increased from $125 million to $150 million to fund the company's working capital requirements associated with its continued growth. The facility provides for a fixed rate of interest of 7.18% on up to $60 million of outstanding borrowings with an option to elect LIBOR plus
2.75% per annum, subject to certain limitations, and/or an interest rate of .5% above the prime rate per annum for the remainder of the outstanding borrowings. The facility matures in March 1997. During 1994 and 1993 CompuCom borrowed a maximum of $132 million and $114.6 million, respectively, and the weighted average interest rates were 7.3% and 7.2%, respectively. The CompuCom credit facility is non-recourse to the Company.

In 1992, CompuCom issued $18.5 million of 9% convertible subordinated notes due September 2002. The notes are convertible into common stock at $2.20 per share and if not converted require payments in five equal annual installments of $3.7 million beginning in 1998. Under certain conditions, CompuCom may prepay all or any part of the notes on or after September 15, 1995 without prepayment penalties.

In 1994, CenterCore negotiated a new bank credit facility which matures in May 1996. The maximum availability under the new facility is $10 million and the interest rate is prime plus 1.75%. During 1994 and 1993, maximum borrowings under CenterCore's bank credit facility were $8.8 million and $5.7 million, respectively. The weighted average interest rates were 8.1% in 1994 and 6.1% in 1993.

CenterCore is not in compliance with certain financial covenants under its bank credit facility, therefore the entire balance at December 31, 1994, except for $2.4 million that is guaranteed by the Company, has been reflected as a current obligation as the bank has the ability to request immediate loan repayment. In addition, CenterCore has not made the December 1994 principal and interest payment on its term loan and, therefore, is in default on the note; accordingly, the entire balance is due immediately and has been classified as current debt.

The credit facilities generally require some or all of the following:
the maintenance of specified levels of tangible net worth, debt to tangible net worth and net earnings; specified interest and debt service coverage ratios; and limitations on the amount available for dividends, capital expenditures, investments and third party guarantees. The aggregate net assets of subsidiaries which are restricted and unavailable for dividends at December 31, 1994 is $57.2 million. The credit facilities are secured by substantially all the assets of the applicable borrower.

Premier non-interest bearing subordinated debentures of $2.5 million are convertible into Premier common stock and are due in 1999.

The Company's variable rate Industrial Development Revenue Bonds require sinking fund installments of $85,000 a quarter. The debentures provide a one time option, at any time, to convert to a fixed rate of interest.
The effective interest rate in 1994 and 1993 was 5.4% and 5.2%, respectively.

As of December 31, 1994, the Company has aggregate indebtedness of $7 million to two equity investee companies which is payable on demand.

Interest on the notes varies with prime, with a weighted average interest rate at December 31, 1994 of 7.2%. The Company has the intent and ability, if necessary, to repay these notes with proceeds from the revolving credit facility; accordingly, they are classified as long term.

Aggregate maturities of long-term debt during future years are as follows: $14,041,000--1995; $5,523,000--1996; $116,853,000--1997;
$55,818,000--1998; $6,987,000--1999 and $16,212,000 thereafter.
Interest paid in 1994, 1993 and 1992 was $16.8 million, $14.0 million and $13.3 million, respectively, of which $2.7 million, $3.5 million and $4.1 million in 1994, 1993 and 1992, respectively, related to commercial real estate debt.

NOTE 4 - COMMERCIAL REAL ESTATE DEBT

The Company has entered into loan agreements to provide financing for its commercial real estate properties. All debt is secured by the related property and $19.0 million of the debt at December 31, 1994 is non-recourse financing. The following summarizes the loans as of December 31:

                                                  1994       1993
                                               ---------------------
                                                   ($000 omitted)
Permanent mortgage financing,
   interest ranging from 9% to 10.5%           $  7,012     $26,823
Cash flow participation permanent
   mortgage financing, interest at 7.125%        13,702      13,845
                                               ---------------------
                                                 20,714      40,668
Current real estate debt                         (3,120)    (11,038)
                                               ---------------------
Long-term real estate debt                      $17,594     $29,630
                                               =====================

Principal payments are due in future years as follows: $3,120,000--1995;
$234,000--1996; $1,686,000--1997; $170,000--1998; $13,048,000--1999 and
$2,456,000 thereafter.

The cash flow participation financing provides that the lender will receive additional interest through participation in future cash flow of the related property. Additional interest expense incurred was $201,000 in 1994, $78,000 in 1993 and $313,000 in 1992.

It is management's estimate that since these obligations are substantially non-recourse the carrying value of the obligation approximates the market value of the related properties.

In 1995 the Company has agreed to transfer three properties to the mortgage holders in full satisfaction of the related non-recourse debt.
As a result, the carrying value of the properties and the related mortgage debt have been offset, with the $1.6 million net credit included in accrued expenses.

NOTE 5 - COMMERCIAL REAL ESTATE LEASES

The Company leases space in its Commercial Real Estate properties to tenants under operating leases with terms ranging from one to ten years.
Minimum future rentals expected to be received under non-cancellable leases are as follows: $2,070,000--1995; $1,203,000--1996; $580,000--
1997; $219,000--1998 and $176,000--1999.

The above amounts do not include additional rent from leases which provide for pass-through of operating expenses or escalation based upon increases in the consumer price index.

NOTE 6 - LEASES

The Company conducts a portion of its operations in leased facilities and leases machinery and equipment under leases expiring at various dates to 2013.

Future minimum lease payments under non-cancellable operating leases with initial or remaining terms of one year or more at December 31, 1994 are: $7,929,000--1995; $6,787,000--1996; $5,421,000--1997; $4,096,000--
1998; $2,885,000--1999 and $5,257,000 thereafter. Total rental expense under operating leases was $9,303,000 in 1994, $9,504,000 in 1993 and $9,022,000 in 1992.


NOTE 7 - INCOME TAXES

The provision for income taxes at December 31 is comprised of:

                                1994      1993         1992
                               ------------------------------
                                       ($000 omitted)
Currently payable              $5,410     $6,694      $1,855
Tax credits                                  (77)       (197)
                               ------------------------------
                                5,410      6,887       1,658
Deferred                        2,500      2,598       5,480
                               ------------------------------
                               $7,910     $9,485      $7,138
                               ==============================

State taxes on income
   included above              $1,025     $1,378      $  933

A reconciliation of the effective tax rate to the federal statutory rate is as follows:

                                1994      1993         1992
                               ------------------------------
                                       ($000 omitted)
Statutory tax provision        $8,278     $4,668      $5,441
Increase (decrease) in
   taxes resulting from:
Tax credits                                  (77)       (197)
Non-deductible goodwill
   amortization/write-off       1,187      4,042       1,669
Book/tax basis difference
   on securities sold          (2,552)
State taxes, net of federal
   tax benefit                    666        896         616
Income taxed at rates other
   than statutory rate            331        (44)       (391)
                               ------------------------------
                               $7,910     $9,485      $7,138
                               ==============================


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993 are presented below.

                                             1994               1993
                                         -----------------------------
                                                 ($000 omitted)
Deferred tax assets:
Tax loss carryforwards of subsidiaries    $     33          $    4,183
Subsidiary/investee losses
   not currently deductible                  7,571               6,247
Accounts receivable allowances                 716               1,220
Inventories, reserves and tax
   capitalized costs                         3,483               3,173
Other                                          817               1,062
                                         -----------------------------
Total gross deferred tax assets             12,620              15,885
Less valuation allowance                    (1,935)             (2,221)
                                         -----------------------------
Deferred tax assets                         10,685              13,664
                                         -----------------------------

Deferred tax liabilities:
Accelerated depreciation                    (5,583)            (6,396)
Tax net operating loss in
   excess of book                           (8,116)            (6,812)
Unrealized appreciation on investments      (2,695)
Other                                       (1,627)            (2,597)
                                         -----------------------------
Deferred tax liabilities                   (18,021)           (15,805)
                                         -----------------------------
Net deferred tax liabilities              $ (7,336)         $  (2,141)
                                         =============================

The net change in the valuation allowance for the year ended December
31, 1994 was a decrease of $286,000.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1994 will be reported as an income tax benefit in the consolidated statement of operations.

Income taxes paid were $11,242,000, $5,475,000 and $3,638,000 in 1994,
1993 and 1992 respectively.


NOTE 8 - COMMON STOCK
Options may be granted to key employees under various employee stock option plans. Generally, outstanding options vest over periods not exceeding four years after the date of grant and expire eight years after the date of grant. To the extent allowable, all grants are incentive stock options. All options granted under the plans to date have been at prices which have been equal to the fair market value at the date of grant.

A summary of employee stock options is as follows:

                                             1994              1993
                                           ---------------------------
Shares under option beginning of year       802,694           906,800
Options granted                             195,000           114,100
Options exercised                          (200,968)         (208,356)
Options cancelled                            (8,035)           (9,850)
                                           ---------------------------
Shares under option end of year             788,691           802,694
                                           ===========================

Options exercisable                         310,397           301,204
Shares available for future grant           498,685           685,650
Average price of shares under option          $9.46             $8.36
Average price of shares exercised             $7.62             $6.84

Under the Non-Employee Directors Plan, 258,000 shares are reserved for issuance. Options to non-employee directors are required to be granted at fair market value with an initial 20,000 share grant upon election to the Board. Subsequent service grants and incentive grants are awarded to all non-employee directors in accordance with formulas based upon years of service and compensation. During 1994, 48,000 options were granted at prices ranging from $15.75 to $17.25 and 26,000 options were exercised at prices ranging from $13.41 to $16.22. Under this plan, 166,000 options are outstanding at option prices ranging from $4.75 to $17.25 per share, of which 70,000 were exercisable at December 31, 1994. The options vest either 25% or 50% per year beginning on the first anniversary of the grant and expire after eight years.

In addition, each non-employee director elected to the Board prior to the 1989 adoption of the Non-Employee Directors Plan was granted a non-qualified stock option to purchase 20,000 shares of the Company's common stock at option prices ranging from $7 to $7.63 a share, which was the fair market value of the stock at the dates of grant. There are 80,000 outstanding and exercisable options at December 31, 1994 which expire not later than 1996.

At December 31, 1994, the Company reserved 1,625,376 shares of common stock for possible future issuance under all stock option plans and grants. Several subsidiaries also maintain stock option plans for their employees and directors.

In 1988, the Board of Directors adopted a Shareholders' Rights Plan and declared a dividend of one right for each share of the Company's common stock held of record on April 11, 1988. If a person or group acquires or commences a tender offer for 20% or more of the outstanding common stock, each right will become exercisable until April 11, 1996, subject to certain exceptions, and will entitle each holder (other than the acquiring person or group) to buy one share of common stock of the Company at an exercise price of $30 per share. If any person or group acquires 20% or more of the common stock and the Board does not redeem the rights within 20 days thereafter, a holder of the right (other than the acquiring person or group) will be able to buy, for the exercise price, the number of shares of common stock which have an aggregate market value of twice the exercise price. Similarly, if the Company is involved in certain mergers or major sales of its assets, a holder of the right will be able to purchase, for the exercise price, the number of shares of the acquiring company's common stock which has an aggregate value of twice the exercise price of the right.

NOTE 9 - PREFERRED STOCK

Shares of preferred stock, par value $10 a share, are voting and are issuable in one or more series with rights and preferences as to dividends, redemption, liquidation, sinking funds and conversion determined by the Board of Directors. At December 31, 1994, there were 55,423 shares authorized and none outstanding.

NOTE 10 - ACQUISITIONS

On September 22, 1993, CenterCore purchased substantially all of the assets and certain liabilities of Maris Equipment Company (Maris), a wholly owned subsidiary of EMCOR. The purchase price was a fixed amount of $4.3 million plus a contingent payment based on Maris' earnings through June 1997 and the possible recovery of certain contract related amounts reserved against the acquired assets. The fixed portion was funded by a note payable to EMCOR for $3.95 million and $350,000 in cash at closing. The acquisition was accounted for by the purchase method of accounting, and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition. The excess of cost over net assets of businesses acquired increased $1,955,000 as a result of the acquisition.

NOTE 11 - GOODWILL WRITE-OFF

The Company acquired a majority interest in Premier Solutions Ltd. in 1990. In 1993, it became apparent that technological advances in computer design, the rapidly accelerating movement toward client/server computing and the development cost associated with re-engineering its product impeded the ability of the existing product to generate adequate future earnings to recover the unamortized goodwill. These changes caused the Company to write-off the remaining intangible asset of $5.3 million in 1993.

The Company acquired a majority interest in Coherent Communications
System Corporation in 1981. In 1993, the Company identified a clear deterioration of the analog business originally acquired in 1981. This deterioration caused the Company to write-off the remaining intangible asset of $1.1 million in 1993.

Due to the significant losses incurred at CenterCore in 1994, it became apparent that prospective undiscounted cash flows would not be sufficient to recover unamortized goodwill related to prior year
CenterCore acquisitions, primarily the September 1993 acquisition of Maris. Accordingly, CenterCore wrote-off goodwill of $2.1 million in the fourth quarter of 1994.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Safeguard is negotiating an agreement whereby it will contribute a portion of its ownership in CenterCore to the company, sell a significant portion of its remaining interest in CenterCore to its management and provide certain advances to address current funding requirements of CenterCore.

The Company and its subsidiaries are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position.



Independent Auditors' Report

The Board of Directors and Shareholders
Safeguard Scientifics, Inc.
Wayne, Pennsylvania


Logo of KMPG in Italic in front of 4 boxes followed by Peat Marwick LLP


We have audited the accompanying consolidated balance sheets of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 1994 and
1993, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Scientifics, Inc. and subsidiaries at December 31, 1994 and
1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in note 1, the Company changed its method of accounting for investments by adopting the provisions of Statement of Financial
Accounting Standards No. 115, "Accounting for Certain Investments in
Debt and Equity Securities" as of January 1, 1994.


/s/ KPMG Peat Marwick LLP
Philadelphia, Pennsylvania
February 16, 1995



Statement of Management's Financial Responsibility


Logo of Eagle followed by Safeguard Scientifics, Inc.


Management has prepared and is responsible for the integrity and objectivity of the consolidated financial statements and related financial information in this Annual Report. The statements are prepared in conformity with generally accepted accounting principles. The financial statements reflect management's informed judgment and estimation as to the effect of events and transactions that are accounted for or disclosed.

Management maintains a system of internal control at each business unit.
This system, which undergoes continual evaluation, is designed to provide reasonable assurance that assets are safeguarded and records are adequate for the preparation of reliable financial data. In determining the extent of the system of internal control, management recognizes that the cost should not exceed the benefits derived. The evaluation of these factors requires estimates and judgment by management.

KPMG Peat Marwick LLP is engaged to render an opinion as to whether management's financial statements present fairly, in all mate-rial respects, Safeguard Scientifics' financial condition and operating results in accordance with generally accepted accounting principles. The scope of their engagement included a review of the internal control system, tests of the accounting records and other auditing procedures to the extent deemed necessary to render their opinion on the financial statements. Their report is presented above.

The Audit Committee of the Board of Directors meets with the independent auditors and management to satisfy itself that they are properly discharging their responsibilities. The auditors have direct access to the Audit Committee.

Safeguard Scientifics, Inc.



/s/ Gerald M. Wilk
Gerald M. Wilk
Vice President-Finance



Quarterly Financial Data
(in thousands except per share data)

In the opinion of the Company, the following unaudited quarterly data includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of operations for such periods.


                                                                           Quarter Ended
                                                  ---------------------------------------------------------------
                                                    March 31          June 30          Sept. 30           Dec. 31
                                                  ---------------------------------------------------------------
1994
Net Sales                                          $324,646          $346,198          $343,366          $397,816
After-tax Operating Earnings (Loss)*                  2,749             1,896             2,436            (2,892)
After-tax Security Gains                              1,338             2,712             6,287             4,164
Net Earnings                                          3,283             3,808             7,569             1,080

Earnings Per Share
   Primary                                              .32               .37               .76               .09
   Fully Diluted                                        .30               .35               .73               .04

1993
Net Sales                                          $232,343          $271,937          $291,083          $372,986
After-tax Operating Earnings (Loss)*                  1,220             1,544             1,960            (2,517)
After-tax Security Gains                              2,604             2,047               387
Net Earnings (Loss)                                   3,336             2,842             1,643            (3,968)

Earnings (Loss) Per Share
   Primary                                              .31               .26               .15              (.46)
   Fully Diluted                                        .30               .24               .12              (.50)


  *Before security gains and minority interest.

Included in the fourth quarter of 1994 are after tax, after minority interest losses of approximately $7 million related to CenterCore which are not expected to recur based on the Company's expected limited future involvement with CenterCore.

Included in the fourth quarter of 1993 is a $6,419 goodwill write-off.

Net security gains of varying magnitude have been realized in recent years; prior gains are not necessarily indicative of gains which might be realized in the future.

Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding in each period and adjust net earnings (loss) for the dilutive effect of public subsidiary common stock equivalents (primary) and convertible securities (fully diluted). Therefore, the sum of the quarters does not necessarily equal the year-to-date earnings per share.

Sales are typically higher in the fourth quarter of each year, reflecting the historically stronger fourth quarter results at CompuCom, the Company's largest subsidiary.




Common Stock Data

Safeguard Scientifics, Inc.
Common Stock Listed on New York Stock Exchange
Symbol SFE

                                               1994                              1993
                                     -----------------------------------------------------------
                                      High              Low               High          Low
                                     -----------------------------------------------------------
First Quarter                         15                11 7/16           11 3/4         8 13/16
Second Quarter                        17 1/2            12 11/16          11 3/16        8 1/2
Third Quarter                         15 3/8            12 11/16          11             8 5/8
Fourth Quarter                        17 7/8            13 3/8            13            10 5/8

There are approximately 5,500 holders of the Company's common stock.