Form 10-K, Exhibit 13
period 1995-12-31
SAFEGUARD SCIENTIFICS INC ET AL
filed 1996-04-01
CIK 86115

SELECTED FINANCIAL DATA
(in thousands except per share amounts)

                                        1995        1994        1993        1992     1991
- - --------------------------------------------------------------------------------------------

Net sales........................     $1,517,740  $1,412,026  $1,168,349  $845,018  $644,192

Net earnings.....................         18,263      15,740       3,853*    8,864    10,518

Earnings per share
   Primary.......................           1.14        1.03         .21       .59       .69
   Fully diluted.................           1.07         .94         .14       .55       .68


Total assets.....................        742,874     617,155     542,824   416,299   379,955
Long-term debt...................        204,431     201,393     156,482   109,536   101,489
Commercial real estate debt......         20,483      20,714      40,668    41,159    41,812
Shareholders' equity.............        154,309     110,547      88,767    91,685    84,316

    The Company's strategy is to offer its shareholders, through the rights offering process, the opportunity to acquire direct ownership in selected partnership companies which are ready for public ownership. The Company has no present intention to pay cash dividends.

    Per share amounts have been retroactively restated to reflect the three-for-two split of the Company's common shares effective August 31, 1995.

    *After goodwill write-off of $6,419 or $.43 per share.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

The Company's business strategy is the development of advanced technology-oriented, entrepreneurially-driven partnership companies to achieve maximum returns for its shareholders. The Company provides to its partnership companies and associated venture funds active strategic management, operating guidance, acquisition and disposition assistance, board and management recruitment and innovative financing. The Company offers its shareholders, through the rights offering process, the opportunity to acquire direct ownership in selected partnership companies which are ready for public ownership.


   If the Company significantly increases or reduces its investments in any of the partnership companies, the Company's consolidated net sales and earnings may fluctuate primarily due to the applicable accounting methods used for recognizing its participation in the operating results of those companies.

   The net sales and related costs and expenses of partnership companies are included in the Company's consolidated operating results if the Company owns more than 50% of the voting securities of the partnership company. Participation of shareholders other than the Company in the earnings of the partnership company is reflected in the caption ``Minority interest'' in the Consolidated Statement of Operations which adjusts consolidated earnings to reflect only the Company's share of the earnings or losses of each partnership company.

   If the Company reduces its ownership of voting securities in a partnership company below 50%, the equity method of accounting is used. Under this method, the partnership company's net sales and related costs and expenses are not included in the Company's consolidated operating results; however, the Company's share of the earnings or losses of the partnership company are reflected under the caption ``Income (loss) from equity investments'' in the Consolidated Statement of Operations. Under either consolidation ac-


                                                 SAFEGUARD SCIENTIFICS, INC.  25
counting or the equity method of accounting, only the Company's share of the earnings or losses of the partnership company is included in the Statement of Operations.

OPERATIONS REVIEW

The 1995 and 1994 operating results reflect management's continued focus on building value in each of the operating units. Sales increased 7% in 1995 and 21% in 1994. This sales trend is primarily attributable to CompuCom's (Microcomputer Systems and Services) 15% and 24% sales increases for the same periods. CompuCom accounted for 95% and 89% of the Company's consolidated net sales in 1995 and 1994, respectively. Because of the significance of CompuCom in the consolidated results, fluctuations in the financial results of the other business units have tended to have a minimal impact.

   Comparability of 1995 and 1994 sales and earnings to prior periods is impacted by the sale of Micro Decisionware, Inc. in the first quarter of 1994, the mid 1994 rights offering of Coherent Communications Systems Corporation stock to shareholders of the Company which reduced the Company's ownership below 50% and resulted in its continuing investment in Coherent being accounted for under the equity method, and actions taken during late 1994 which resulted in the Company holding a minority ownership position in Core Technologies (Pennsylvania), Inc., formerly CenterCore, Inc. (``Core'') which is not included in the Company's consolidated financial statements beginning January 1, 1995.

   The following after-tax data reflect the components of the Company's net earnings (in thousands):

                                                      Year Ended December 31,
                                                  ------------------------------
                                                   1995         1994       1993

Earnings before securities gains and minority
 interest.....................................    $15,212     $ 4,189    $ 2,207

Securities gains..............................     11,375      14,501      5,038

Minority interest.............................     (8,324)     (2,950)    (3,392)

                                                  -------------------------------
   Net earnings...............................    $18,263     $15,740     $3,853
                                                  -------------------------------
                                                  -------------------------------

   The increase in earnings before securities gains and minority interest in 1995 was primarily a result of a 41% increase in CompuCom's earnings and the elimination of losses incurred by Core in 1994, partially offset by losses or reduced earnings at other business units and an increase in interest expense resulting from an increased level of investments in partnership companies. The Company does not expect that it will incur any significant post-1994 losses as a result of its limited future involvement with Core. CompuCom's 28% earnings increase in 1994, augmented by improved earnings at Metal Finishing and other business units, was substantially offset in 1994 by the Company's share of losses at Core.

   Security gains in 1995 were primarily the result of the sale of the Company's remaining interest in Novell, Inc. resulting in an aggregate after-tax gain of $3.8 million and of a portion of its interests in Coherent and Gandalf Technologies, Inc. for after-tax gains of $3.3 million and $2.6 million, respectively. Two significant transactions accounted for the vast majority of 1994 security gains. In 1994, the Company sold its 55% interest in Micro Decisionware to Sybase, Inc. which resulted in an after-tax gain of $7.1 million. The gain includes the value of Sybase stock received at the closing plus additional stock and cash earned based on the 1994 performance of Micro Decisionware subsequent to the sale. In 1995, the Company recognized an additional after-tax gain of $2.1 million based upon the 1995 performance of Micro Decisionware. In July 1994, the Company and Coherent sold 2.7 and
0.8 million shares, respectively, of Coherent stock at $5 per share in a rights offering to the Company's shareholders resulting in a $7.8 million after-tax gain. Security gains of varying magnitude have been realized in recent years; prior gains are not indicative of gains which may be realized in the future.

   The significant equity investment companies showed improved earnings in 1995 and in 1994. After adjusting for acquisitions accounted for under the pooling of interests method of accounting, Cambridge's sales and earnings increased 59% and 77%, respectively, in 1995 and 67% and 95%, respectively, in 1994, excluding the favorable impact of a change in accounting principle in 1993. Cambridge con-


26  SAFEGUARD SCIENTIFICS, INC.

tinues to see increased demand for its services in the U.S. and Europe. Cambridge recently completed two acquisitions which are expected to enhance its capabilities to provide a more comprehensive solution for its clients through custom and package rapid application development combined with management consulting. The Company owns 21% of the common stock of Cambridge at December 31, 1995. Coherent's sales and earnings increased 44% and 100%, respectively, in 1995 and 33% and 152%, respectively, in 1994 as it continued to add to its impressive list of major customers. Sales of its echo cancellers and related products were particularly strong in Europe and Asia. The earnings increase in 1994 excludes the impact of Coherent's 1993 goodwill write-off. The Company owns 38% of the common stock of Coherent at December 31, 1995.

   USDATA Corporation, the Company's latest rights offering, reported sales and earnings for 1995 of $44.4 million and $1.6 million, respectively, compared to $39.9 million and $3.1 million, respectively, for 1994. The operating results reflect USDATA's strategy to make substantial investments in product development, sales channel expansion and marketing promotions to position itself to pursue the broad international opportunities that exist in its markets. It recently received the largest contract in its history, signing a multi-million dollar contract with AEG Schneider Automation
(ASA), one of the world's largest industrial automation providers. Under the terms of the contract, ASA will expand its purchase and resale of USDATA's FactoryLink real-time development systems to ASA customers throughout the world. The Company owns 21% of the common stock of USDATA at December 31, 1995.

SEGMENT TRENDS

Microcomputer Systems and Services (CompuCom) posted record sales and earnings for the seventh consecutive year in 1995. Product sales, derived from the sale of computer hardware, software and peripherals to corporate customers increased to $1.33 billion in 1995 compared to $1.2 billion in 1994 and $0.9 billion in 1993. Revenues from systems integration services, including product configuration, field engineering, network management, help desk services and network project management, were $101 million, $56 million and $44 million in 1995, 1994 and 1993, respectively. Revenues from customized software applications were $6 million, $3 million and $38 million in 1995, 1994 and 1993, respectively. These 1993 revenues included revenues of various non-core businesses which were sold in January 1994. CompuCom's 1995 product sales reflect the increased demand by corporate customers for personal computers, particularly Pentium-based systems and laptops. Also favorably impacting CompuCom's net product sales was corporate customers continuing to consolidate the number of suppliers to only one or two. The increase in service revenues reflects CompuCom's continued focus on expanding its network and technology services at competitive prices through internal growth augmented by a series of small acquisitions. These acquisitions have broadened the variety of network management platform offerings, increased remote network monitoring capabilities and greatly expanded CompuCom's systems engineer resources.

   CompuCom's product gross margin increased to 10.6% in 1995 compared to 10.2% in 1994, due to certain manufacturer price reductions and reduced price competitiveness in the marketplace in the first half of 1995, as well as CompuCom's decision not to do business with the lowest margin customers. Product gross margin decreased to 10.2% in 1994 from 11.4% in 1993 principally due to an industry-wide decline in product margins created by intense competition. Services gross margin was 30.5% in 1995 compared to 32.7% in 1994. The lower margin in 1995 was primarily the result of increasing costs related to the scarcity of system engineers and CompuCom's continuing investment in its service business. Future profitability will depend on competition, increased focus on providing technical service and support to customers, the ability to hire and retain quality service personnel, manufacturer pricing changes and product availability, as well as CompuCom's control of operating expenses and effective utilization of vendor programs. CompuCom participates in certain manufacturer-sponsored programs designed to increase sales of specific products. These programs, excluding volume rebates and specific product rebates offered by certain manufacturers, are not mate-


                                                 SAFEGUARD SCIENTIFICS, INC. 27
rial when compared to CompuCom's overall financial results.

   Information Solutions sales declined in 1995 and 1994 due to the sale of Micro Decisionware in the first quarter of 1994 and Coherent being accounted for under the equity method of accounting subsequent to its mid-1994 rights offering. After considering the sale and deconsolidation of Micro Decisionware and Coherent, Information Solutions sales marginally increased and operating profits decreased in 1995 from 1994, respectively. The decrease in operating profits was primarily due to customer deferral of decisions associated with the development of new UNIX and Windows based versions of Premier's software, and the accelerated merger activity of large financial institutions, Premier's primary market. Premier expects to complete development of the Windows and UNIX based versions of its software in mid-1996 and late 1996, respectively.

   Workstation and Security Systems (Core) is not included in the Company's consolidated financial statements beginning January 1, 1995 as a result of actions initiated in late 1994 that resulted in the Company holding a minority interest in Core. Core reported significant losses in 1994 reflecting lower than anticipated margins or losses incurred in an effort to complete many of the major detention and other contracts in process at the time of the acquisition of Maris Equipment Company. Included in these losses was the write-off of $2.1 million of goodwill primarily related to the Maris acquisition. Safeguard's participation in the 1994 after-tax, after-minority interest losses incurred by Core was $10.4 million in 1994. No losses are anticipated to occur subsequent to 1994 based on the Company's limited future involvement with Core.

   Increased cookware sales and sales to automotive customers accounted for most of the 7% and 13% sales improvements at Metal Finishing in 1995 and in 1994. Occupancy levels in Commercial Real Estate properties were 97% at December 31, 1995. Operating earnings in 1995 and 1994 included gains aggregating $1.5 million from the transfer of three properties in early 1995 to the lenders in full satisfaction of the related nonrecourse debt and a $0.9 million gain from a building sale in 1994. The business typically generates pretax losses from operations because of mortgage interest and depreciation, but operates on an approximate cash break-even basis. The Company is evaluating additional potential transactions with its commercial real estate holdings including the potential contribution of its holdings and the related debt to a Real Estate Investment Trust (REIT) in exchange for an ownership interest in the REIT.

COSTS AND EXPENSES

Gross margin as a percentage of sales declined to 13.6% in 1995 compared to 14.2% for 1994, primarily due to the deconsolidation of Coherent, Micro Decisionware and Core, which had higher gross margins as a percentage of sales than other consolidated business units and decreased gross margins at Premier, partially offset by increased services sales at CompuCom as a percentage of CompuCom's total sales. Services sales carry a higher margin than CompuCom's product sales. Gross margin decreased to 14.2% in 1994 compared to 17.5% in 1993, primarily due to the deconsolidation of Coherent and Micro Decisionware, lower margins on product sales at CompuCom and the sale of certain higher margin non-core businesses by CompuCom, partially offset by increased services revenue.

   Selling expense as a percentage of sales decreased to 6.1% in 1995, from 6.9% in 1994 and 8.4% in 1993. General and administrative expenses as a percentage of sales decreased to 4.2% in 1995, from 4.8% in 1994 and 5.1% in 1993. The lower selling and general and administrative expenses as a percentage of sales were principally due to the deconsolidation of Core, Coherent and Micro Decisionware in 1994. General and administrative expenses at CompuCom are reported net of reimbursements from certain manufacturers for specific training, promotional and marketing programs. These reimbursements offset the expenses incurred by CompuCom.

   Depreciation and amortization for 1995 did not differ significantly from 1994. Depreciation and amortization decreased $1.1 million in 1994 compared to 1993, primarily due to the 1993 goodwill writeoffs.

   Interest expense increased from the prior year in both 1995 and 1994 due to increased borrowings at CompuCom


28  SAFEGUARD SCIENTIFICS, INC.

to fund working capital requirements and at the Company to fund new business opportunities. The Company and CompuCom each reduced their cost of funds in 1995 and are pursuing alternatives to reduce these costs further. Interest expense is expected to increase in 1996 as a result of the Company's expected investments in new and existing partnership companies and to support CompuCom's sales growth.

   While overall interest expense is expected to increase in 1996, the October 1995 conversion of CompuCom's 9% Convertible Subordinated Notes will result in annual after-tax interest savings to CompuCom of approximately $1 million. However, as a result of the increased CompuCom shares outstanding, the Company's ownership of the common stock of CompuCom decreased from approximately 62% immediately prior to the transaction to approximately 50%. As a result, a greater portion of future CompuCom earnings will be allocable to minority interest. Accordingly, CompuCom earnings in 1996 have to increase by approximately 20% for the Company's participation in CompuCom's 1996 net income to approximate the earnings participation in 1995. The Company continues to hold up to a 60% voting interest in CompuCom as a result of voting rights associated with the Company's ownership of CompuCom's Series B cumulative convertible preferred stock.

   The 1994 effective tax rate was lower than the 1995 effective tax rate as the tax basis of Coherent stock sold in the 1994 rights offering was greater than the accounting basis due to the prior amortization of goodwill which had not been deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

In February 1996, the Company issued $115 million of 6% Convertible Subordinated Notes (the ``Notes'') due February 1, 2006. The Notes are convertible into the Company's Common Stock at $57.97 per share. The Company used approximately $67 million of the net proceeds to repay all of its outstanding indebtedness under its $100 million revolving credit facility, which will continue to be maintained. During 1995, the Company increased the availability under the revolving credit facility from $50 million and reduced the interest rate on the LIBOR based borrowings under the facility by 0.5%. This facility, which matures in January 1998, unless renegotiated, is secured by the equity securities the Company holds of its publicly traded partnership companies, including CompuCom. The value of these securities significantly exceeds the total availability under the bank credit facility. The remaining net proceeds from the Notes, availability under the Company's revolving credit facility, proceeds from the sales from time to time of selected minority-owned publicly traded securities and other internal sources of cash flow should be sufficient to fund the Company's cash requirements through 1996 including investments in new or existing partnership companies and general corporate requirements. Until used, the Company will invest the remaining net proceeds of the Notes in investment grade securities.

   CompuCom and Premier maintain separate, independent bank credit facilities, which are nonrecourse to the Company. CompuCom's $175 million credit facility prohibits the payment of common stock dividends by CompuCom while its credit line remains outstanding. At December 31, 1995, approximately $117 million was outstanding under this facility which matures in March 1997, unless renegotiated. In 1995, Premier entered into a $4.5 million master demand note, of which $4.3 million was outstanding at December 31, 1995. The note is payable on demand within 5 days of notice, bears interest at the prime rate plus 0.5% and is secured by substantially all of Premier's assets.

   Working capital slightly increased in 1995 as a result of increases in accounts receivable and inventories, partially offset by an increase in accounts payable. These working capital changes were primarily due to increased sales activity at CompuCom. The Company's business is not capital intensive and capital expenditures in any year normally would not be significant in relation to total assets. Capital asset requirements are generally funded through internally generated funds, the bank credit facility or other financing sources. There are no material capital asset purchase commitments at December 31, 1995.



                                                 SAFEGUARD SCIENTIFICS, INC.  29

FINANCIAL INFORMATION -- INDUSTRY SEGMENTS
(in thousands)

- - --------------------------------------------------------------------------------
                                              1995          1994         1993
- - --------------------------------------------------------------------------------

NET SALES
Information Technology
   Microcomputer Systems and Services...   $1,441,597    $1,255,813   $1,015,482
   Information Solutions................       40,517        53,962       67,320
   Workstation and Security Systems.....                     67,227       53,167
                                          --------------------------------------
                                            1,482,114     1,377,002    1,135,969
Metal Finishing.........................       33,315        31,135       27,650
Commercial Real Estate..................        2,311         3,889        4,730
                                          --------------------------------------

                                          $1,517,740     $1,412,026   $1,168,349
                                          --------------------------------------
                                          --------------------------------------
OPERATING PROFIT (LOSS)
Information Technology
   Microcomputer Systems and Services...  $   46,567     $   34,702   $   27,163
   Information Solutions................      (2,513)         3,353       (1,946)*
   Workstation and Security Systems.....                    (16,049)        (395)
                                          --------------------------------------
                                              44,054         22,006       24,822
Metal Finishing.........................       1,592          2,688        1,937
Commercial Real Estate..................       2,587          2,565        2,237
                                          --------------------------------------
                                              48,233         27,259       28,996
Gains on sales of securities, net.......      18,925         21,789        9,574
Income (loss) from equity investments...       2,731          2,669         (818)
Interest expense........................     (19,538)       (17,468)     (13,701)
General corporate expense, net..........      (6,111)        (6,171)      (4,190)
Minority interest.......................     (13,853)        (4,428)      (6,523)
                                          --------------------------------------
Earnings before taxes on income.........  $   30,387     $   23,650   $   13,338
                                          --------------------------------------
                                          --------------------------------------
DEPRECIATION & AMORTIZATION
Information Technology
   Microcomputer Systems and Services...  $    6,866     $    5,221   $    4,640
   Information Solutions................       6,140          6,129        8,060
   Workstation and Security Systems.....                      1,577        1,427
                                          --------------------------------------
                                              13,006         12,927       14,127
Metal Finishing.........................       2,070          2,044        1,837
Commercial Real Estate..................       1,061          1,699        1,892
General Corporate.......................         790            640          566
                                          --------------------------------------
                                          $   16,927     $   17,310   $   18,422
                                          --------------------------------------
                                          --------------------------------------

CAPITAL EXPENDITURES
Information Technology
   Microcomputer Systems and Services...  $    5,999     $    5,018   $    6,584
   Information Solutions................       2,130          4,066        3,354
   Workstation and Security Systems.....                        376          555
                                          --------------------------------------
                                               8,129          9,460       10,493
Metal Finishing.........................       2,349          1,428        4,623
Commercial Real Estate..................         272                         130
General Corporate.......................         541            947        1,874
                                          --------------------------------------
                                          $   11,291     $   11,835   $   17,120
                                          --------------------------------------
                                          --------------------------------------
ASSETS EMPLOYED
Information Technology
   Microcomputer Systems and Services...  $  514,674     $  434,545   $  370,651
   Information Solutions................      36,261         28,828       40,339
   Workstation and Security Systems.....                     26,413       42,371
                                          --------------------------------------
                                             550,935        489,786      453,361
Metal Finishing.........................      18,366         18,091       18,404
Commercial Real Estate..................      19,784         21,124       36,183
General Corporate.......................     153,789         88,154       34,876
                                          --------------------------------------
                                          $  742,874     $  617,155   $  542,824
                                          --------------------------------------
                                          --------------------------------------

Information Technology consists of the delivery of personal computer services, including procurement and configuration of personal computers, application software and related products, network integration, and technical support; and the design, development and sale of strategic business applications systems software solutions.

Metal Finishing provides specialty metal finishing services.

Commercial Real Estate owns and leases income-producing commercial real estate properties. Operating profit is before interest expense of $1.8 million, $3 million and $3.5 million in 1995, 1994 and 1993, respectively, and includes gains on disposal of properties of $1.5 million and $0.9 million in 1995 and 1994, respectively.

*After goodwill write-off of $6,419.


30  SAFEGUARD SCIENTIFICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share amounts)

- - ---------------------------------------------------------------------------------
                                                     Year ended December 31
                                                  1995        1994        1993
- - ---------------------------------------------------------------------------------

REVENUES
NET SALES
   Product..................................   $1,380,371  $1,331,803  $1,071,300
   Services.................................      137,369      80,223      97,049
                                               ----------------------------------
Total net sales.............................    1,517,740   1,412,026   1,168,349

Gains on sales of securities, net...........       18,925      21,789       9,574
Other income................................        9,132       4,616       2,698
                                               ----------------------------------
   Total revenues...........................    1,545,797   1,438,431   1,180,621

COSTS AND EXPENSES
Cost of sales--product......................    1,219,055   1,160,475     896,440
Cost of sales--services.....................       92,277      50,789      67,772
Selling.....................................       92,998      97,260      98,160
General and administrative..................       63,493      67,614      59,028
Depreciation and amortization...............       16,927      17,310      18,422
Interest....................................       19,538      17,468      13,701
(Income) loss from equity investments.......       (2,731)     (2,669)        818
Goodwill write-off..........................                    2,106       6,419
                                               ----------------------------------
   Total costs and expenses.................    1,501,557   1,410,353   1,160,760
                                               ----------------------------------
Earnings Before Minority Interest and Taxes.       44,240      28,078      19,861

Minority interest...........................      (13,853)     (4,428)     (6,523)
                                               ----------------------------------
Earnings Before Taxes On Income.............       30,387      23,650      13,338

Provision for taxes on income...............       12,124       7,910       9,485
                                               ----------------------------------
Net Earnings................................   $   18,263  $   15,740  $    3,853
                                               ----------------------------------
                                               ----------------------------------
EARNINGS PER SHARE
   Primary..................................        $1.14       $1.03        $.21
   Fully diluted............................        $1.07       $ .94        $.14

AVERAGE COMMON SHARES OUTSTANDING
   Primary..................................       15,367      14,720      15,069
   Fully diluted............................       15,454      14,840      15,204




SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                 SAFEGUARD SCIENTIFICS, INC.  31

CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share amounts)

- - --------------------------------------------------------------------------------
Assets                                                          December 31
                                                             1995         1994
- - --------------------------------------------------------------------------------

CURRENT ASSETS
Cash....................................................   $  7,267     $  7,860
Receivables less allowances ($2,644-1995; $6,466-1994)..    285,684      276,034
Inventories.............................................    197,948      160,380
Other current assets....................................      7,376        5,832
                                                           ---------------------
   Total current assets.................................    498,275      450,106

PROPERTY, PLANT AND EQUIPMENT
Land....................................................        788          788
Buildings and improvements..............................     24,585       24,183
Equipment and machinery.................................     54,862       54,598
                                                           ---------------------
                                                             80,235       79,569
Less accumulated depreciation and amortization..........     36,960       36,014
                                                           ---------------------
                                                             43,275       43,555

Commercial Real Estate..................................     25,810       25,538
Less accumulated depreciation...........................      8,023        7,105
                                                           ---------------------
                                                             17,787       18,433

OTHER ASSETS
Investments.............................................    132,860       66,310
Notes and other receivables.............................      5,882        5,554
Excess of cost over net assets of businesses acquired...     28,830       22,187
Other...................................................     15,965       11,010
                                                           ---------------------
                                                            183,537      105,061
                                                           ---------------------

                                                           $742,874     $617,155
                                                           ---------------------
                                                           ---------------------




SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


32   SAFEGUARD SCIENTIFICS, INC.

- - ----------------------------------------------------------------------------
                                                             DECEMBER 31
Liabilities and Shareholders' Equity                    1995             1994
- - ----------------------------------------------------------------------------

Current Liabilities
Current commercial real estate debt.................   $  3,103       $  3,120
Current debt obligations............................      9,382         14,041
Accounts payable....................................    192,919        168,431
Accrued expenses....................................     66,212         63,658
                                                       -----------------------
  Total current liabilities.........................    271,616        249,250

Long Term Debt......................................    204,431        201,393
Commercial Real Estate Debt.........................     17,380         17,594

Deferred Taxes......................................     28,449          7,336
Other Liabilities...................................      1,057            969

Minority Interest...................................     65,632         30,066

Shareholders' Equity
Common stock, par value $.10 a share
 Authorized 20,000,000 shares;
 Issued 16,399,671 shares...........................      1,640          1,640
Additional paid-in capital..........................     22,349         25,122
Retained earnings...................................    110,043         91,780
Treasury stock, at cost (1995--1,717,414 shares;
 1994--2,174,394 shares).............................   (10,471)       (13,228)
Net unrealized appreciation on investments..........     30,748          5,233
                                                       -----------------------
                                                        154,309        110,547
                                                       -----------------------
                                                       $742,874       $617,155
                                                       -----------------------
                                                       -----------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                               SAFEGUARD SCIENTIFICS, INC.  33

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

- - ---------------------------------------------------------------------------------
                                                       YEAR ENDED DECEMBER 31
                                                     1995       1994       1993
- - ---------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net earnings...................................... $ 18,263   $ 15,740   $  3,853
Adjustments to reconcile net earnings to cash
 from operating activities
 Depreciation and amortization....................   16,927     17,310     18,422
 Deferred income taxes............................    7,968      2,500      2,598
 (Income) loss from equity investments............   (2,731)    (2,669)       818
 Gains on sales of securities, net................  (18,925)   (21,789)    (9,574)
 Minority interest, net...........................    8,419      1,536      3,933
 Write-off of goodwill............................               2,106      6,419
                                                   ------------------------------
                                                     29,921     14,734     26,469

Cash provided (used) by changes
 in working capital items
 Receivables......................................  (30,113)   (30,828)   (80,842)
 Inventories......................................  (41,298)   (34,350)   (26,241)
 Other current assets.............................   (2,515)      (555)       (41)
 Accounts payable and accrued expenses............   38,825     12,755     61,796
                                                   ------------------------------
                                                    (35,101)   (52,978)   (45,328)
                                                   ------------------------------
Cash (used) by operating activities...............   (5,180)   (38,244)   (18,859)

Proceeds from sales of securities, net............   24,952     16,953     20,129
                                                   ------------------------------
Cash provided (used) by operating activities
and sales of securities, net......................   19,772    (21,291)     1,270

OTHER INVESTING ACTIVITIES
Business acquisitions, net of cash acquired.......   (2,310)      (442)    (2,202)
Investments and notes acquired, net...............  (25,707)   (19,379)    (8,013)
Capital expenditures..............................  (11,291)   (11,835)   (14,778)
Other, net........................................   (8,250)    (5,719)    (5,071)
                                                   ------------------------------
Cash (used) by other investing activities.........  (47,558)   (37,375)   (30,064)

FINANCING ACTIVITIES
Net borrowings on revolving credit facilities.....   22,934     32,898     40,535
Net borrowings (repayments) on term debt..........   (1,576)    20,040     (4,077)
Repurchase of common stock........................      (33)      (551)    (8,000)
Issuance of Company and subsidiary stock..........    5,868      4,343      1,229
                                                   ------------------------------
Cash provided by financing activities.............   27,193     56,730     29,687
                                                   ------------------------------

Increase (Decrease) in Cash.......................     (593)    (1,936)       893

Cash--beginning of year...........................    7,860      9,796      8,903
                                                   ------------------------------

Cash--End of Year.................................  $ 7,267    $ 7,860    $ 9,796
                                                   ------------------------------
                                                   ------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


34   SAFEGUARD SCIENTIFICS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands except share amounts)


- - --------------------------------------------------------------------------------------------------------------------------
                                                                                                                Net
                                                                                                             Unrealized
                                        Common Stock       Additional                  Treasury Stock       Appreciation
                                    --------------------     Paid-in    Retained   ----------------------        on
                                      Shares      Amount    Capital     Earnings     Shares       Amount    Investments
- - --------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1992.........  16,399,671   $1,640    $25,151     $ 72,187    1,480,167   $ (7,293)

Net earnings.......................                                        3,853
Stock options exercised............                             (67)                 (294,123)     1,296
Repurchase of common stock.........                                                 1,200,000     (8,000)
                                    ---------------------------------------------------------------------------------------

Balance--December 31, 1993.........  16,399,671    1,640     25,084       76,040    2,386,044    (13,997)

Net earnings.......................                                       15,740
Stock options exercised............                              38                  (274,650)     1,320
Repurchase of common stock.........                                                    63,000       (551)
Net unrealized appreciation
 on investments....................                                                                             $ 5,233
                                    ---------------------------------------------------------------------------------------

Balance--December 31, 1994.........  16,399,671    1,640     25,122        91,780   2,174,394    (13,228)         5,233

Net earnings.......................                                        18,263
Stock options exercised............                             981                  (459,080)     2,790
Repurchase of common stock.........                                                     2,100        (33)
Subsidiaries' equity transactions..                          (3,754)
Net unrealized appreciation
 on investments....................                                                                              25,515
                                    ---------------------------------------------------------------------------------------

Balance--December 31, 1995.........  16,399,671   $1,640     $22,349      $110,043  1,717,414   $(10,471)       $30,748
                                    ---------------------------------------------------------------------------------------
                                    ---------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES


DESCRIPTION OF THE COMPANY--The Company is engaged in the business of identifying, acquiring interests in and developing partnership companies, most of which are engaged in information technology businesses, broadly defined to include all activities related to the acquisition, processing and dissemination of information and related technology to improve business and personal productivity. The most significant of the Company's partnership companies are engaged in the distribution of microcomputer hardware, software and related services. In addition, partnership companies in the information technology industry are engaged in the development and sale of strategic business software and services, imaging equipment and software and telecommunications technology. Other partnership companies provide specialty metal finishing and commercial real estate ownership and services.

PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company


                                                SAFEGUARD SCIENTIFICS, INC.  35
and its subsidiaries, primarily CompuCom Systems, Inc., Premier Solutions, Ltd., Pioneer Metal Finishing, and Tangram Enterprise Solutions, Inc. The effect of adjustments to the Company's carrying values of subsidiaries resulting from their underlying equity transactions is included in the Company's additional paid-in capital. Investments in companies owned 50% or less, in which significant influence is exercised, are accounted for on the equity method of accounting. Certain investments accounted for under the cost method are classified as available-for-sale and recorded at fair value with net unrealized appreciation of $30.7 and $5.2 million, which are net of taxes of $15.8 million and $2.7 million, recorded as a separate component of shareholders' equity at December 31, 1995 and 1994, respectively. All other investments are stated at the lower of cost or net realizable value. All material intercompany accounts and transactions have been eliminated.

   Prior to 1995, the consolidated financial statements included the results of Core Technologies (Pennsylvania) Inc. (Core), formerly CenterCore, Inc. In 1995, the Company contributed a portion of its ownership in Core to the company, sold a significant portion of its remaining interest in Core to Core's management and provided $3 million in advances and standby letters of credit to address Core's funding requirements. The Company wrote off its investment in Core and provided for anticipated obligations of the Company with respect to Core in 1994. Core is not included in the consolidated financial statements effective January 1, 1995 due to the Company's reduced ownership.

ACCOUNTING ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES, primarily finished goods, are stated at the lower of average cost or market. Periodically, the Company assesses the appropriateness of the inventory valuations considering obsolete, slow moving and non-salable inventory.

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

EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED is amortized on a straight-line basis primarily over 7 to 10 years. Accumulated amortization at December 31, 1995 and 1994 was $13.9 million and $10.1 million, respectively. The Company continually evaluates goodwill for indications of impairment based on the forecasted undiscounted cash flow from the related business activity (including possible proceeds from a sale of the business). The amount by which the Company's carrying value exceeds its share of the underlying net assets of equity investees is amortized on a straight-line basis which adjusts the Company's share of the investee's earnings or losses.

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

THRIFT PLANS are contributory and cover eligible employees of the Company and certain subsidiaries. The Company generally matches from 50% to 75% of the first 4% of employee contributions to the thrift plans. Annual contributions to a non-contributory defined contribution pension plan are based on 4.5% of a participant's eligible compensation. Amounts expensed relating to these plans were $1.9 million, $1.8 million and $1.5 million in 1995, 1994 and 1993, respectively.


36  SAFEGUARD SCIENTIFICS, INC.

FINANCIAL INSTRUMENTS--The Company's financial instruments, principally cash, accounts receivable, accounts payable and accrued liabilities, are carried at cost due to the short maturity of these instruments. The Company's debt is carried at cost as the debt bears interest at rates approximating current market rates.

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

REVENUE RECOGNITION--Product revenues are generally recognized upon shipment with provisions made for anticipated returns, which historically have been immaterial. Service revenues are generally recognized when the service is rendered or on a straight-line basis if performed over a service contract period.

VENDOR PROGRAMS--CompuCom receives volume rebates from manufacturers related to sales of certain products which are recorded when earned as a reduction of cost of sales. CompuCom also receives manufacturer reimbursements for certain training, promotional and marketing activities, which are recorded as earned as a reduction of general and administrative expense. These reimbursements offset expenses incurred.

STOCK SPLIT--All share and per share data have been retroactively adjusted to reflect the three-for-two split of the Company's common shares effective August 31, 1995.

RECLASSIFICATIONS--Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to the presentation for the year ended December 31, 1995, primarily the reclassification of direct expenses related to services revenue from operating expenses to cost of sales. These reclassifications had no effect on previously reported net earnings or shareholders' equity.

STOCK OPTIONS--Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued in October 1995. SFAS 123, which is effective for the Company beginning in 1996, gives companies the option to adopt the fair value method for expense recognition of employee stock options and stock based awards or to continue to account for such items using the intrinsic value method as outlined under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") with pro forma disclosures of net income and net income per share as if the fair value method had been applied. The Company has elected to continue to apply APB 25 for future stock options and stock based awards.


NOTE 2 -- INVESTMENTS


   In the following summary of investments, market value reflects the price of minority-owned publicly-traded securities at the close of business on December 31 of each year. Unrealized appreciation reflects the net excess of market value over carrying value of publicly-traded securities classified as available-for-sale.

- - ---------------------------------------------------------------------------
                                        1995                  1994
                                -------------------   ---------------------
                                  Carrying  Market     Carrying    Market
                                   Value    Value       Value      Value
                                  -------  -------     --------    ------
                                            ($000 omitted)
Equity Investees
 Cambridge Technology Partners
  (Massachusetts), Inc.........   $ 10,280   $195,567   $ 6,599    $75,029
 Coherent Communications
   Systems Corporation.........      7,160    107,075     4,479     47,713
 USDATA Corporation............      6,844     41,147     7,780
 Non-public companies..........     27,623               13,728
                                  --------              -------
                                    51,907               32,586


National Media Corporation.....      2,035     45,390     2,018      3,197
Sybase, Inc. ..................     17,451     16,674    14,923     16,340
Novell, Inc. ..................                             243      5,994
Gandalf Technologies and
 other public companies........        905      4,915     1,190        771
Unrealized appreciation........     46,588                7,928
Non-public companies...........     13,974                7,422
                                  --------              -------
                                  $132,860              $66,310
                                  --------              -------
                                  --------              -------


                                                SAFEGUARD SCIENTIFICS, INC.  37

   The Company owns approximately 21%, 38% and 21% of Cambridge, Coherent and USDATA, respectively, at December 31, 1995. For the years ended December 31, 1995 and 1994, equity investees had aggregate net sales of $395 million and $243.6 million, respectively, and aggregate net income of $11.1 million and $10.9 million, respectively.

Average cost is generally used to compute securities gains. Securities gains are net of related costs, charges incurred in the disposition of the investments and provisions for other investments and notes. The following summarizes significant pre-tax gains from securities transactions (in millions):

- - -----------------------------------------------
                         1995    1994    1993
- - -----------------------------------------------
Coherent..............  $ 5.5   $11.7
Micro Decisionware....    3.5    10.7
Cambridge.............     .7           $ 4.2
Novell................    6.4     1.6     5.4
Gandalf...............    4.3
QVC Network...........                    3.2
Other.................   (1.5)   (2.2)   (3.2)
- - -----------------------------------------------
                        $18.9   $21.8    $9.6
- - -----------------------------------------------
- - -----------------------------------------------

   Securities gains in 1995 included the sale of the Company's remaining interest in Novell and a portion of its interest in Coherent and Gandalf. A portion of securities gains in 1995 and 1994 resulted from the Company's sale of its controlling interest in Micro Decisionware to Sybase including amounts earned based on the performance of Micro Decisionware subsequent to the sale. Securities gains in 1994 and 1993 included gains resulting from the rights offerings of Coherent and Cambridge and open market sales of Novell and QVC.


NOTE 3 -- DEBT


- - --------------------------------------------------------------
                                            1995       1994
- - --------------------------------------------------------------
                                         ($000 omitted)
PARENT COMPANY AND OTHER RECOURSE DEBT
Revolving credit facility...............  $ 47,800   $ 44,100
Notes payable to equity investee
 companies..............................    23,589      6,975
Other...................................     9,642      8,915
                                         ----------------------
                                            81,031     59,990
                                         ----------------------

SUBSIDIARY DEBT (NON-RECOURSE TO PARENT)
CompuCom revolving credit facility......   117,510    115,227
CompuCom 9% subordinated notes..........               18,214
Premier revolving credit facility.......     4,300
Core obligations........................               11,872
Other...................................    10,972     10,131
                                         ----------------------
                                           132,782    155,444
                                         ----------------------
                                           213,813    215,434
                                         ----------------------

Current debt obligations................    (9,382)   (14,041)
                                         ----------------------
Long-term debt..........................  $204,431   $201,393
                                         ----------------------
                                         ----------------------

   In 1995, availability under the Company's revolving credit facility was increased from $50 million to $100 million and the interest rate on London Interbank Offered Rate (``LIBOR'') based borrowings was reduced by .5%. The stock of certain subsidiaries and investments is pledged as collateral for the facility. The facility, which matures in January 1998, bears interest at the prime rate and/or, at the Company's option, at LIBOR plus 1.75% and is subject to a commitment fee of .25% on the unused portion. During 1995 and 1994, the Company borrowed a maximum of $52.6 million and $48.1 million, respectively, and the weighted average interest rate was approximately 8.4% in 1995 and 7.1% in 1994, respectively.

In February 1996, the Company issued $115 million of 6% Convertible Subordinated Notes due February 1, 2006. The Notes are convertible into the Company's Common Stock at $57.97 per share. The Company used approximately $67 million of the net proceeds from the Notes to repay all of the Company's outstanding indebtedness under its revolving credit facility at that date.

   In 1995, availability under CompuCom's bank revolving credit facility was increased from $150 million to $175 million and the interest rate on LIBOR based and prime borrowings was reduced by 1.25% and .5%, respectively. The facility provides for a fixed rate of interest of 7.18% on up


38  SAFEGUARD SCIENTIFICS, INC.

to $60 million of outstanding borrowings with an option to elect LIBOR plus 1.5%, subject to certain limitations, and/or interest at the prime rate for the remainder of the outstanding borrowings. The facility matures in March 1997, unless renegotiated. During 1995 and 1994, CompuCom borrowed a maximum of $156 million and $132 million, respectively, and the weighted average interest rate was 7.9% and 7.3%, respectively.

   In 1995, CompuCom called for the redemption of $18.5 million of 9% convertible subordinated notes due September 2002. The notes were converted into
8.4 million shares of CompuCom's common stock in accordance with their conversion feature at a price less than the per share carrying value of the Company's investment in CompuCom, resulting in a decrease in the Company's additional paid-in capital. Primarily as a result of this transaction, the Company's ownership of CompuCom decreased from 63% at December 31, 1994 to 50% at December 31, 1995. The Company continues to hold up to a 60% voting interest in CompuCom as a result of voting rights associated with the Company's ownership of CompuCom's Series B Cumulative Convertible Preferred Stock.

   In 1995, Premier entered into a $4.5 million secured master demand note, of which $4.3 million was outstanding at December 31, 1995. The note is payable on demand within five days of notice and bears interest at prime plus .5%.

   The credit facilities generally require some or all of the following: the maintenance of specified levels of tangible net worth, debt to tangible net worth and net earnings; specified interest coverage ratios; and limitations on the amount available for dividends, capital expenditures, investments and third party guarantees. The aggregate net assets of subsidiaries which are restricted and unavailable for dividends at December 31, 1995 are approximately $70 million. The credit facilities are secured by substantially all the assets of the applicable borrower.

   The Company had aggregate indebtedness of $23.6 million and $7 million to certain equity investee companies as of December 31, 1995 and 1994, respectively. Approximately $6 million of the amount outstanding at December 31, 1995 is payable in January 1996 and the remainder is payable on demand. Interest on the notes generally varies with the Company's effective borrowing rate, with weighted average interest rates at December 31, 1995 and 1994 of 6.8% and 7.2%, respectively. The Company has the intent and ability, if necessary, to repay these notes with proceeds from the revolving credit facility; accordingly, they are classified as long term. In January 1996 the Company repaid $19.6 million of these notes with proceeds from the revolving credit facility.

   Aggregate maturities of long-term debt at December 31, 1995 during future years are as follows (in millions): $9.4-- 1996; $121.6--1997; $75.3--1998;
$0.9--1999; $2.0--2000 and $4.6--thereafter.

   Interest paid in 1995, 1994 and 1993 was $19.2 million, $16.8 million and $14 million, respectively, of which $2.0 million, $2.7 million and $3.5 million in 1995, 1994 and 1993, respectively, related to commercial real estate debt.


NOTE  4 - COMMERCIAL REAL ESTATE DEBT


                                                      1995       1994
                                                    -------------------
                                                      ($000 OMITTED)
Permanent mortgage financing, interest ranging
    from 9.2% to 9.5%...............................   $ 6,935   $ 7,012
Cash flow participation permanent mortgage
financing, interest at 7.1%.........................    13,548    13,702
                                                     -------------------
                                                        20,483    20,714
Current commercial real estate debt.................    (3,103)   (3,120)
                                                     -------------------
Long-term commercial real estate debt...............   $17,380   $17,594
                                                     -------------------
                                                     -------------------

   All debt is secured by the related property and $18.8 million of the debt at December 31, 1995 is non-recourse financing.

   In 1995, the Company transferred three properties to the mortgage holders in full satisfaction of the related non-recourse debt which resulted in a net pre-tax gain of approximately $1.5 million.

   Principal payments are due in future years as follows (in millions): $3.1-- 1996; $1.7--1997; $0.2--1998; $0.2--1999 and $15.3--2000.


NOTE 5 - COMMERCIAL REAL ESTATE LEASES

The Company leases space in its Commercial Real Estate properties to tenants under operating leases with terms ranging from one to ten years. Minimum future rentals expected to be received under non-cancelable leases are as follows (in millions): $2.0--1996; $1.6--1997; $1.1--1998; $0.8--1999;
$0.5--2000 and $0.2--thereafter.


                                                SAFEGUARD SCIENTIFICS, INC.  39

   These future minimum rentals do not include additional rent from leases which provide for pass-through of operating expenses or escalation based upon increases in the consumer price index.


NOTE 6 - LEASES


The Company conducts a portion of its operations in leased facilities and leases equipment under leases expiring at various dates to 2004.

   Future minimum lease payments under non-cancellable operating leases with initial or remaining terms of one year or more at December 31, 1995 are (in millions): $8.8--1996; $6.2--1997; $5.4--1998; $4.6--1999; $2.7--2000 and
$2.3--thereafter.

   Total rental expense under operating leases was $8.9 million, $9.3 million and $9.5 million in 1995, 1994 and 1993, respectively.


NOTE  7 - INCOME TAXES


The provision for income taxes is comprised of:

                                         1995      1994        1993
                                         ----      ----        ----
                                               ($000 OMITTED)
Current.............................   $ 4,156     $5,410     $6,887
Deferred ...........................     7,968      2,500      2,598
                                       -----------------------------
                                       $12,124     $7,910     $9,485
                                       -----------------------------
                                       -----------------------------
State taxes on income included above   $ 1,248     $1,025     $1,378


   A reconciliation of the effective tax rate to the federal statutory rate is as follows:

                                         1995      1994        1993
                                         --------------------------
                                               ($000 OMITTED)
Statutory tax provision ............   $10,635     $8,278     $4,668
Increase (decrease) in taxes resulting
   from:
Non-deductible goodwill
   amortization/write-off...........     1,181      1,187      4,042
Book/tax basis difference on securities
   sold.............................       (59)    (2,552)
State taxes, net of federal tax benefit    812        666        896
Income taxed at rates other than
   statutory rate...................      (445)       331       (121)
                                        -----------------------------
                                        $12,124     $7,910     $9,485
                                        -----------------------------
                                        -----------------------------


   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below.

                                                           1995       1994
                                                       ----------------------
                                                          ($000 OMITTED)

Deferred tax assets:
Subsidiary/investee carrying values.................    $  4,250   $  9,190
Accounts receivable allowances .....................         829        716
Inventories, reserves and tax capitalized costs.....       1,453      3,866
Other...............................................       1,712      1,863
                                                       ----------------------
Gross deferred tax assets...........................       8,244     15,635
Less valuation allowance ...........................      (1,876)    (1,935)
                                                       ----------------------
Deferred tax assets.................................       6,368     13,700
                                                       ----------------------
Deferred tax liabilities:
Subsidiary/investee carrying values.................      (3,907)    (3,025)
Accelerated depreciation ...........................      (6,453)    (5,583)
Unrealized appreciation on investments .............     (15,840)    (2,695)
Other...............................................      (8,617)    (9,733)
                                                       ----------------------
Deferred tax liabilities ...........................     (34,817)   (21,036)
                                                       ----------------------
Net deferred tax liabilities .......................    $(28,449)  $ (7,336)
                                                       ----------------------
                                                       ----------------------



   The net change in the valuation allowance for the years ended December 31, 1995 and 1994 was a decrease of $59,000 and $286,000, respectively.

   Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1995 will be reported as an income tax benefit in the consolidated statement of operations.

   Income taxes paid were $10.9 million, $11.2 million and $5.5 million in 1995, 1994, and 1993, respectively.


NOTE  8 - COMMON STOCK


Options may be granted to Company employees and directors under various stock option plans. Options to non-employee directors are required to be granted at fair market value with an initial 30,000 share grant upon election to the Board. Subsequent service grants and incentive grants are awarded to all non-employee directors in accordance with formulas based upon years of service and compensation. Generally, outstanding options vest over periods not exceeding four years after the date of grant and expire eight years after the date of grant. To the extent allowable, all grants are incentive stock options. All options granted under the plans


40  SAFEGUARD SCIENTIFICS, INC.

have been at prices which were equal to the fair market value at the date of grant.

   A summary of employee and director stock options is as follows:

                                                 1995         1994
                                              -----------------------
Shares under option beginning of year ....    1,552,037    1,540,041
Options granted...........................      263,300      364,500
Options exercised.........................     (459,671)    (340,452)
Options cancelled.........................       (4,814)     (12,052)
                                              -----------------------
Shares under option end of year...........    1,350,852    1,552,037
                                              -----------------------
                                              -----------------------
Options exercisable.......................      610,180      690,596
Shares available for future grant.........      627,542      886,028
Average price of shares under option .....       $14.22        $6.31
Average price of shares exercised  .......        $5.45        $5.15



   At December 31, 1995, the Company reserved 1,978,394 shares of common stock for possible future issuance under these plans. Several subsidiaries also maintain stock option plans for their employees and directors.

   Under the Company's Shareholders' Rights Plan certain shareholders may be entitled to purchase the Company's common stock at $20 per share if a person or group acquires or commences a tender offer for 20% or more of the Company's outstanding common stock. This plan expires April 11, 1996.


NOTE 9 - PREFERRED STOCK


Shares of preferred stock, par value $10 a share, are voting and are issuable in one or more series with rights and preferences as to dividends, redemption, liquidation, sinking funds and conversion determined by the Board of Directors. At December 31, 1995, there were 55,423 shares authorized and none outstanding.


NOTE 10 - GOODWILL WRITE-OFF

Due to the significant losses incurred at Core in 1994, it became apparent that prospective cash flows would not be sufficient to recover unamortized goodwill related to prior Core acquisitions, primarily the September 1993 acquisition of Maris Equipment Company. Accordingly, Core wrote-off goodwill of $2.1 million in 1994.

     The Company acquired a majority interest in Premier in 1990. In 1993, it became apparent that technological advances in computer design, the rapidly accelerating movement toward client/server computing and the development cost associated with re-engineering its product impeded the ability of the existing product to generate adequate future cash flows to recover the unamortized goodwill. These changes caused the Company to write-off goodwill of $5.3 million in 1993.

     The Company acquired a majority interest in Coherent in 1981. In 1993, the Company identified a clear deterioration of the acquired analog business originally acquired in 1981. As a result of this deterioration the remaining goodwill of $1.1 million was written off in 1993.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

     In connection with investments in certain companies, the Company is contingently obligated for approximately $26 million in bank loan and other guarantees and $3 million for possible future investments.


                                                 SAFEGUARD SCIENTIFICS, INC.  41

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Safeguard Scientifics, Inc.
Wayne, Pennsylvania                                 [LOGO] KPMG PEAT MARWICK LLP

   We have audited the accompanying consolidated balance sheets of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Scientifics, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

   The Company changed its method of accounting for investments by adopting the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994.


/s/ KPMG Peat Marwick LLP

Philadelphia, Pennsylvania
February 12, 1996


STATEMENT OF MANAGEMENT'S FINANCIAL RESPONSIBILITY
                                              [LOGO] SAFEGUARD SCIENTIFICS, INC.

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

   KPMG Peat Marwick LLP is engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, Safeguard Scientifics' financial condition and operating results in accordance with generally accepted accounting principles. The scope of their engagement included a review of the internal control system, tests of the accounting records and other auditing procedures to the extent deemed necessary to render their opinion on the financial statements. Their report is presented above.

   The Audit Committee of the Board of Directors meets with the independent auditors and management to satisfy itself that they are properly discharging their responsibilities. The auditors have direct access to the Audit Committee.

Safeguard Scientifics, Inc.


/s/ Gerald M. Wilk

Gerald M. Wilk
Senior Vice President-Finance


42  SAFEGUARD SCIENTIFICS, INC.

QUARTERLY FINANCIAL DATA
(in thousands except per share data)


In the opinion of the Company, the following unaudited quarterly data include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of operations for such periods.

                                                     QUARTER ENDED
                                        -------------------------------------------
                                        MARCH 31     JUNE 30   SEPT. 30     DEC. 31
                                        -------------------------------------------
1995
Net Sales ...........................   $343,159    $370,572   $366,345    $437,664
After-tax Operating Earnings* .......      3,646       3,712      2,819       5,035
After-tax Securities Gains ..........      1,205       2,755      3,612       3,803
Net Earnings ........................      3,536       4,766      4,705       5,256
Earnings Per Share ..................
  Primary ...........................        .23         .30        .29         .32
  Fully Diluted .....................        .21         .27        .27         .32

1994
Net Sales ...........................   $324,646    $346,198   $343,366     $397,816
After-tax Operating Earnings (Loss)*.      2,749       1,896      2,436       (2,892)
After-tax Securities Gains ..........      1,338       2,712      6,287        4,164
Net Earnings ........................      3,283       3,808      7,569        1,080
Earnings Per Share
 Primary ............................        .21         .25        .51          .06
 Fully Diluted ......................        .20         .23        .49          .03

*Before securities gains and minority interest.

   Included in the fourth quarter of 1994 are after-tax, after-minority interest losses of approximately $7 million related to Core. Core is not included in the consolidated financial statements effective January 1, 1995 due to the Company's reduced ownership.

   Net securities gains of varying magnitude have been realized in recent years; prior gains are not necessarily indicative of gains which might be realized in the future.

   Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding in each period and adjust net earnings for the dilutive effect of public subsidiary common stock equivalents (primary) and convertible securities (fully diluted). Therefore, the sum of the quarters does not necessarily equal the year-to-date earnings per share.

   Per share amounts have been retroactively restated to reflect the three-for-two split of the Company's common shares effective August31,1995.

   Sales are typically higher in the fourth quarter of each year, reflecting the historically stronger fourth quarter results at CompuCom, the Company's largest subsidiary.

COMMON STOCK DATA

Safeguard Scientifics, Inc.
Common Stock Listed on New York Stock Exchange
Symbol SFE


                               1995               1994
                           -------------------------------------
                           High       Low     High       Low
- - ----------------------------------------------------------------
First Quarter ...........  18 1/4    11 1/3   10         7  5/8
Second Quarter ..........  31 1/6    16 1/3   11 2/3     8 11/24
Third Quarter ...........  51 1/2    26 1/6   10 1/4     8 11/24
Fourth Quarter ..........  50 3/8    38 3/8   11 11/12   8 11/12


There are approximately 11,500 holders of the Company's common stock.


                                                 SAFEGUARD SCIENTIFICS, INC.  43