Form 10-K, Exhibit 13
period 1996-12-31
SAFEGUARD SCIENTIFICS INC ET AL
filed 1997-03-31
CIK 86115

                                                                  EXHIBIT 13

                             SELECTED FINANCIAL DATA
                     (in thousands except per share amounts)

                                      1996        1995        1994        1993       1992
-----------------------------------------------------------------------------------------
Net sales                       $2,062,809  $1,517,740  $1,412,026  $1,168,349   $845,018
Net earnings                        19,927      18,263      15,740       3,853*     8,864
Earnings per share
    Primary                            .61         .57         .51         .11        .30
    Fully diluted                      .61         .53         .47         .07        .28
Total assets                       936,070     742,874     617,155     542,824    416,299
Long-term debt                     252,725     204,431     201,393     156,482    109,536
Commercial real estate debt                     20,483      20,714      40,668     41,159
Convertible subordinated notes     102,131
Shareholders' equity               169,011     154,309     110,547      88,767     91,685
-----------------------------------------------------------------------------------------

The Company offers its shareholders, through the rights offering process, the opportunity to acquire direct ownership in selected partnership companies which it believes are ready for public ownership.
The Company has no present intention to pay cash dividends.
Per share amounts have been retroactively restated to reflect the two-for-one split of the Company's common shares effective July 17, 1996.
* After goodwill write-off of $6,419 or $.21 per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                   ----------

General

The Company's business strategy is the development of advanced technology-oriented, entrepreneurially-driven partnership companies to achieve maximum returns for its shareholders. The Company provides to its partnership companies and associated venture funds active strategic management, operating guidance, acquisition and disposition assistance, board and management recruitment and innovative financing. The Company offers its shareholders, through the rights offering process, the opportunity to acquire direct ownership in selected partnership companies which it believes are ready for public ownership.

  If the Company significantly increases or reduces its investment in any of the partnership companies, the Company's consolidated net sales and earnings may fluctuate primarily due to the applicable accounting method used for recognizing its participation in the operating results of that company.

  The net sales and related costs and expenses of a partnership company are included in the Company's consolidated operating results if the Company owns more than 50% of the outstanding voting securities of the partnership company. Participation of shareholders other than the Company in the earnings or losses of a more than 50% owned partnership company is reflected in the caption "Minority interest" in the Consolidated Statements of Operations which adjusts consolidated earnings to reflect only the Company's share of the earnings or losses of the partnership company.

  Investments in companies in which the Company owns 50% or less of the outstanding voting securities, in which significant influence is exercised, are accounted for on the equity method of accounting. Under this method, a partnership company's net sales and related costs and expenses are not included in the Company's consolidated operating results; however, the Company's share of the earnings or losses of the partnership company is reflected in the caption "Income from equity investments" in the Consolidated Statements of Operations. Under either consolidation accounting or the equity method of accounting, only the Company's share of the earnings or losses of a partnership company is included in the Consolidated Statements of Operations.

Operations Overview

Net sales increased 36% in 1996 and 7% in 1995, primarily attributable to CompuCom's (Microcomputer Systems and Services) 38% and 15% sales increases for the same periods. CompuCom represented 97% and 95% of the Company's total consolidated net sales in 1996 and 1995, respectively. As a result of the relative significance of CompuCom in the consolidated results, fluctuations in the financial results of other business units have tended to have a minimal impact.

  Comparability of 1996 and 1995 net sales and earnings to prior periods is impacted by the sale of the Company's commercial real estate operations in the third quarter of 1996, the mid-1994 rights offering of Coherent Communications Systems Corporation which reduced the Company's ownership in Coherent below 50%, and actions taken during late 1994 which resulted in the Company holding a minority ownership position in Core

SAFEGUARD SCIENTIFICS, INC.

Technologies (Pennsylvania), Inc., formerly CenterCore, Inc., which is not included in the Company's consolidated financial statements beginning January 1, 1995.

     The following after-tax data reflect the components of the Company's net earnings (in thousands):

Year Ended December 31                       1996           1995           1994
================================================================================
Earnings before
    securities gains and
    minority interest                    $ 13,664       $ 15,212       $  4,189
Securities gains                           18,223         11,375         14,501
Minority interest                         (11,960)        (8,324)        (2,950)
--------------------------------------------------------------------------------
Net earnings                             $ 19,927       $ 18,263       $ 15,740
================================================================================

     CompuCom's earnings, excluding a non-recurring securities gain, increased 22%, while Metal Finishing earnings increased 68% in 1996. However, overall earnings before securities gains and minority interest decreased in 1996 due to losses or reduced earnings at certain of the Company's other business units and an increase in general corporate and interest expense to support the increased activity at partnership companies. Although CompuCom's earnings increased in 1996, its contribution to consolidated earnings, excluding the effect of a non-recurring securities gain, increased only 4% due to a decrease in the Company's ownership of CompuCom common stock which resulted primarily from the dilution following the October 1995 conversion of CompuCom's convertible subordinated notes into 8.4 million shares of CompuCom. CompuCom's 41% earnings increase in 1995 and the elimination of losses incurred by Core in 1994 were the primary contributors to the increased earnings before securities gains and minority interest in 1995; these increases were partially offset by losses or reduced earnings at certain of the Company's other business units and an increase in interest expense.

     Securities gains in 1996 include the open market sales of a portion of the Company's interest in Coherent and Cambridge Technology Partners and the sale of shares of Integrated Systems Consulting Group and Sanchez Computer Associates in rights offerings to the Company's shareholders. Securities gains in 1996 also include the sale of the Company's remaining interest in Gandalf and the Company's share of CompuCom's gain from the sale of substantially all of their holdings in PC Service Source. Partially offsetting these gains was a write-down of the Company's holdings in Sybase due to the other than temporary decline in the market price of that stock, charges incurred in the disposition of investments and provisions for other investments and notes.

     Securities gains in 1995 included the open market sales of the Company's remaining interest in Novell and the open market sales of a portion of its interest in Coherent and Gandalf. Securities gains in 1995 also included gains from distributions from certain of the Company's investments in venture funds. In addition, the Company recognized gains in 1995 and 1994 based upon the performance of Micro Decisionware in those years after recording a gain from the sale of its 55% interest in Micro Decisionware to Sybase in early 1994. Also in 1994, the Company recorded gains from the sale of shares of Coherent stock in a rights offering to the Company's shareholders and from distributions from certain of the Company's investments in venture funds. Partially offsetting the 1995 and 1994 securities gains were charges incurred in the disposition of investments and provisions for other investments and notes. Securities gains of varying magnitude have been realized in recent years; prior gains are not necessarily indicative of gains which may be realized in the future.

     The number of partnership companies accounted for on the equity method has increased significantly over the last several years. In addition, the Company's current strategy is to invest in larger, more mature companies. As a result, total revenues from the Company's equity investments, which are not included in the Consolidated Statements of Operations, have increased significantly (see
Note 2 to the consolidated financial statements). Also as a result of these larger investments, the excess of carrying value of equity investments over the Company's share of the underlying net assets of such investments has increased.

     Income from equity investments fluctuates with the Company's ownership percentage and the operating results of investees accounted for on the equity method. Increased equity income from the Company's public equity investments in 1996 was more than offset by the Company's share of losses at certain private, early-stage equity investments and increased amortization of the excess of carrying value over the Company's share of underlying net assets. The Company's public equity investments accounted for on the equity method in 1996 included Cambridge, Coherent, USDATA Corporation, and Sanchez.

     Cambridge's sales and earnings increased 51% and 58%, respectively, in 1996 and 66% and 68%, respectively, in 1995 after adjusting for acquisitions accounted for on the pooling-of-interests method. Cambridge continues to see increased demand for its wide range of quality services domestically and internationally. International revenues continued to rise as they represented 25% of 1996 total revenues. Also during 1996,


                                                  SAFEGUARD SCIENTIFICS, INC.

Cambridge's business grew significantly as it added new services, significantly increased head count, and further expanded its geographic presence domestically and internationally. The Company owns approximately 18% of the common stock of Cambridge at December 31, 1996.

     Coherent's sales and earnings increased 24% and 28%, respectively, in 1996 and 44% and 100%, respectively, in 1995 as it continued to add to its impressive worldwide list of major customers. Coherent continues to grow domestically and internationally. By adding more than fifteen new customers, the Company nearly doubled its North American echo canceller sales. Internationally, Coherent successfully entered the Chinese market, opened new sales offices in various parts of the globe and experienced significant sales growth in its Latin American operations. The Company owns approximately 32% of the common stock of Coherent at December 31, 1996.

     USDATA reported 6% lower sales and a net loss in 1996 of approximately $1.1 million compared to net income of approximately $1.6 million in 1995. Revenue growth from USDATA's new Factory Link Enterprise Control System (ECS) product, which was introduced in March 1996, has been slower than expected. However, USDATA is cautiously optimistic that the marketplace is beginning to respond to its efforts with respect to its ECS product. The Company owns approximately 20% of the common stock of USDATA at December 31, 1996.

     Sanchez reported sales and earnings of $17.7 million and $1.1 million, respectively, for the year ended December 31, 1996. Sanchez increased investments in product and new market development in 1996 in order to position itself as a leader in the Direct Banking Market, and significantly increased the pipeline for new business in the emerging markets of Central Europe and the Asia Pacific Rim. The Company owns approximately 24% of Sanchez's common stock at December 31, 1996.

Segment Trends

MICROCOMPUTER SYSTEMS AND SERVICES (CompuCom) posted record sales and earnings for the eighth consecutive year in 1996. Product sales, derived from the sale of distributed desktop products to corporate customers, increased to $1.8 billion in 1996 compared to $1.3 billion in 1995 and $1.2 billion in 1994. Sales from systems integration services, including product configuration, field engineering, network management, help desk services, LAN/WAN projects, consulting, and other services, were $178 million, $107 million and $59 million in 1996, 1995 and 1994, respectively. CompuCom's 1996 product sales reflect the increased demand for distributed computing technologies, as well as the company's efforts in establishing new relationships with several large customers during the year. The strong product results also reflect the advancements CompuCom has made in customer procurement systems, data warehouse queries and Web-based order statusing, which have reduced customers' overall procurement cost. Although product sales growth was strong in 1996, CompuCom anticipates slower sales growth in the first quarter of 1997 as part of an overall industry-wide demand softness caused by smaller than anticipated manufacturers' price reductions and the anticipated upgrade to Pentium Pro technology. The increase in services sales reflects CompuCom's continued focus on expanding its network and technology services at competitive prices to meet increased customer demand for its value-added desktop network services, as well as the full year impact of various small service acquisitions which occurred during 1995.

     CompuCom's product gross margin decreased to 10.0% in 1996 compared to 10.6% in 1995, due principally to pricing to win new business and increased price competitiveness in the marketplace. Product gross margin increased to 10.6% in 1995 from 10.2% in 1994 principally due to certain manufacturer price reductions and reduced price competitiveness in the marketplace in the first half of 1995, as well as CompuCom's decision not to do business with the lowest margin customers. Services gross margin increased to 33.3% in 1996 from 30.5% in 1995 primarily due to increased productivity of CompuCom's service engineers and the company's improved management of spare parts inventory. Services gross margin decreased to 30.5% in 1995 from 32.7% in 1994 primarily as a result of increasing costs related to the scarcity of system engineers and CompuCom's continuing investment in its service business.

     CompuCom's net earnings growth rate for the second half of 1996 was less than the first half of 1996 primarily due to the company's continued investment in the service business as well as the company's decision to make additional investments to exploit opportunities with customers and new market segments. CompuCom anticipates the slower net earnings growth rate will continue through the first quarter of 1997. Future profitability will depend on competition, increased focus on providing technical service and support to customers, the ability to hire and retain quality service personnel while effectively managing the utilization of such personnel, manufacturer product pricing strategies and product availability, as well as CompuCom's control of operating expenses and effective utilization of vendor programs. CompuCom participates in certain manufacturer-sponsored programs designed to increase sales of specific products. These programs, excluding volume incentive programs and specific product rebates offered by certain manufacturers, are not material when compared to CompuCom's overall financial results.


SAFEGUARD SCIENTIFICS, INC.

INFORMATION SOLUTIONS includes Tangram Enterprise Solutions and Premier Solutions Ltd. The most significant event in 1996 was the introduction of Tangram's Asset Insight-TM-, an asset tracking business management tool for information technology executives which includes an Internet subsystem that allows customers to control end-user productivity and network utilization across the enterprise. The decrease in Information Solutions sales in 1996 is partially due to Tangram's efforts to devote more attention to the asset tracking opportunity while reducing emphasis on its traditional mainframe product lines. Due to the initial market response to Asset Insight-TM- and interest generated by its resellers, Tangram plans on doubling its work force in 1997 to ensure its continued high level of responsiveness to its customers in anticipation of sales growth.

     Sales at Premier decreased modestly in 1996 and Information Solutions operating losses were higher primarily due to lower results from Premier's MAXIMIS product line. The Company is pursuing efforts to mitigate the impact of Premier's losses on the Company. Information Solutions sales and operating profits declined in 1995 due to the sale of Micro Decisionware in the first quarter of 1994, the change from consolidation to the equity method of accounting for Coherent subsequent to its mid-1994 rights offering and decreased operating profits at Premier.

WORKSTATION AND SECURITY SYSTEMS (Core) is not included in the Company's consolidated financial statements beginning January 1, 1995 as a result of actions initiated in late 1994 that resulted in the Company holding a minority ownership interest in Core. Core reported significant losses in 1994 reflecting lower than anticipated margins or losses incurred in an effort to complete many of the major detention and other contracts in process at the time of the acquisition of Maris Equipment Company. Included in these losses was the write-off of $2.1 million of goodwill primarily related to the Maris acquisition. The Company's participation in the after-tax, after-minority interest losses incurred by Core in 1994 was $10.4 million.

METAL FINISHING sales decreased in 1996 as a result of the sale of the Phoenix, Arizona location in early 1996. However, operating profits increased due to elimination of losses at the Phoenix facility and modest increases at other locations. In 1996, the construction of a new location in Monroe, Michigan commenced. The new facility is expected to be completed in 1997 and is being financed by an industrial revenue bond.

COMMERCIAL REAL ESTATE operations were sold in 1996 to Brandywine Operating Partnership, LP ("BOP"), a subsidiary of Brandywine Realty Trust ("BRT"), a publicly traded REIT. The Company received shares of BRT and ownership units in BOP, each unit being convertible to one share of BRT.

Costs and Expenses

Gross margin as a percentage of sales declined to 13.1% in 1996 compared to 13.6% for 1995 primarily due to the decreased product margin at CompuCom, partially offset by the increased services margin at CompuCom. Services sales carry a higher margin than CompuCom's product sales. Gross margin decreased from 14.2% in 1994 to 13.6% in 1995 primarily due to the deconsolidation of Coherent, Micro Decisionware and Core, which had higher gross margins as a percentage of sales than other consolidated business units, and decreased gross margins at Premier, partially offset by increased services sales at CompuCom as a percentage of CompuCom's total sales.

     Selling and general and administrative expenses, in absolute dollars, increased significantly in 1996 primarily due to the costs to manage and expand the growing services business and maintain the overall infrastructure at CompuCom and increased corporate expenses incurred to support the growing activities of the partnership companies. Selling and general and administrative expenses as a percentage of sales was 10.3% in 1996 and 1995 and 11.7% in 1994. The lower selling and general and administrative expenses as a percentage of sales in 1995 were principally due to the deconsolidation of Core, Coherent and Micro Decisionware in 1994. General and administrative expenses at CompuCom are reported net of reimbursements from certain manufacturers for specific training, promotional and marketing programs. These reimbursements offset the expenses incurred by CompuCom.

     Depreciation and amortization increased in 1996 primarily due to an increase at CompuCom related to facility improvements and warehouse equipment for its new eastern distribution facility, enhancements to its information systems and other capital expenditures to support increased business activity. Depreciation and amortization for 1995 did not differ significantly from 1994.

     Interest expense increased in 1996 primarily as a result of the issuance of the Company's convertible subordinated notes and higher working capital required to support the sales growth at CompuCom. These increases were partially offset by the repayment of all of the outstanding indebtedness under the Company's revolving credit facility, the lower interest rate on the Company's convertible subordinated notes compared to the bank credit facility, CompuCom's lower effective interest rate resulting from


                                                  SAFEGUARD SCIENTIFICS, INC.

the 1996 amendments to their credit facility, and the conversion of CompuCom's convertible subordinated notes in October 1995. Interest expense increased in 1995 due to increased borrowings at CompuCom to fund working capital requirements and at the Company to fund new business opportunities. Interest expense is expected to increase in 1997 as a result of higher borrowings to fund the Company's expected investments in new and existing partnership companies and to support CompuCom's expected continued sales growth.

     Minority interest expense increased in 1996 as a greater portion of CompuCom's earnings were allocated to minority interest due to a decrease in the Company's ownership of the common stock of CompuCom from over 60% in October 1995 to approximately 50% at December 31, 1995 and 1996. The Company continues to hold up to a 60% voting interest in CompuCom as a result of voting rights associated with the Company's ownership of CompuCom's Series B cumulative convertible preferred stock.

     The 1994 effective tax rate was lower than the 1996 and 1995 effective tax rates as the tax basis of Coherent stock sold in the 1994 rights offering was greater than the accounting basis due to the prior amortization of goodwill which had not been deductible for tax purposes.

Liquidity and Capital Resources

In February 1996, the Company issued $115 million of 6% Convertible Subordinated Notes (the "Notes") due February 1, 2006. The Notes are convertible into the Company's Common Stock at $28.985 per share. The Company used approximately $67 million of the net proceeds to repay all of its outstanding indebtedness under its $100 million revolving credit facility. In November 1996 and February 1997, approximately $12.9 million and $11.3 million, respectively, of Notes were converted into 443,988 shares and 388,131 shares, respectively, of the Company's common stock.

     The Company's $100 million revolving credit facility continues to be maintained and there were no outstanding borrowings at December 31, 1996. The credit facility was amended in 1996 to extend its maturity to May 2000. All other significant terms of the facility remained essentially the same and it continues to be secured by the equity securities the Company holds of its publicly traded partnership companies, including CompuCom. The value of these securities significantly exceeds the total availability under the credit facility.

     At December 31, 1996, the Company held approximately $7.1 million of temporary cash investments in institutional money market accounts. Existing cash resources, availability under the Company's revolving credit facility, proceeds from the sales from time to time of selected minority-owned publicly-traded securities and other internal sources of cash flow should be sufficient to fund the Company's cash requirements through 1997, including investments in new or existing partnership companies and general corporate requirements. However, the Company anticipates increasing the availability under the credit facility in 1997.

     CompuCom and Premier maintain separate, independent bank credit facilities, which are nonrecourse to the Company and are secured by substantially all of the assets of the applicable borrower. During recent years, CompuCom has utilized operating earnings, the bank credit facilities, equity financing and long-term subordinated notes to fund its significant revenue growth and related operating asset requirements. During 1996, CompuCom amended its bank facilities to increase its financing capacity to $325 million, consisting of a $225 million credit facility and a $100 million receivables securitization agreement. The credit facility prohibits the payment of common stock dividends by CompuCom while its credit line remains outstanding. At December 31, 1996, approximately $234 million was outstanding under CompuCom's bank facilities, of which $12.5 million is due in September 1998 with the remainder due in September 1999. Approximately $3.3 million was outstanding on Premier's $4.5 million master demand note at December 31, 1996 which is payable on demand within five days of notice and bears interest at the prime rate plus .5%.

     Working capital increased in 1996 primarily from increases in accounts receivable and inventories, partially offset by an increase in accounts payable. These working capital changes were primarily due to increased sales activity at CompuCom. The Company's operations are not capital intensive and capital expenditures in any year normally would not be significant in relation to total assets. Capital asset requirements are generally funded through internally generated funds or other financing sources. During 1996, CompuCom purchased real property intended to be utilized as a new corporate and operations campus for approximately $26 million which was funded on an interim basis through its amended bank credit facility pending permanent mortgage financing. There were no material asset purchase commitments at December 31, 1996 and capital expenditures, excluding spending related to the new CompuCom and Metal Finishing facilities, should return to normal historical levels in 1997.


SAFEGUARD SCIENTIFICS, INC.

                    FINANCIAL INFORMATION - INDUSTRY SEGMENTS

                                 (in thousands)

                                               1996          1995          1994
================================================================================
NET SALES
Information Technology
    Microcomputer Systems and Services  $ 1,995,190   $ 1,441,597   $ 1,255,813
    Information Solutions                    37,333        40,517        53,962
    Workstation and Security Systems                                     67,227
--------------------------------------------------------------------------------
                                          2,032,523     1,482,114     1,377,002
Metal Finishing                              28,640        33,315        31,135
Commercial Real Estate                        1,646         2,311         3,889
--------------------------------------------------------------------------------
                                        $ 2,062,809   $ 1,517,740   $ 1,412,026
--------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)
Information Technology
    Microcomputer Systems and Services  $    55,704   $    46,567   $    34,702
    Information Solutions                    (5,294)       (2,513)        3,353
    Workstation and Security Systems                                    (16,049)
--------------------------------------------------------------------------------
                                             50,410        44,054        22,006
Metal Finishing                               2,096         1,592         2,688
Commercial Real Estate                        1,305         2,587         2,565
--------------------------------------------------------------------------------
                                             53,811        48,233        27,259
Gains on sales of securities, net            30,373        18,925        21,789
Income from equity investments                1,539         2,731         2,669
Interest expense                            (23,916)      (19,538)      (17,468)
General corporate expense, net               (8,661)       (6,111)       (6,171)
Minority interest                           (19,934)      (13,853)       (4,428)
--------------------------------------------------------------------------------
Earnings before taxes on income         $    33,212   $    30,387   $    23,650
--------------------------------------------------------------------------------
DEPRECIATION & AMORTIZATION
Information Technology
    Microcomputer Systems and Services  $     9,600   $     6,866   $     5,221
    Information Solutions                     7,606         6,140         6,129
    Workstation and Security Systems                                      1,577
--------------------------------------------------------------------------------
                                             17,206        13,006        12,927
Metal Finishing                               1,709         2,070         2,044
Commercial Real Estate                          729         1,061         1,699
General Corporate                             1,001           790           640
--------------------------------------------------------------------------------
                                        $    20,645   $    16,927   $    17,310
--------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Information Technology
    Microcomputer Systems and Services  $    42,135   $     5,999   $     5,018
    Information Solutions                     1,864         2,130         4,066
    Workstation and Security Systems                                        376
--------------------------------------------------------------------------------
                                             43,999         8,129         9,460
Metal Finishing                               3,057         2,349         1,428
Commercial Real Estate                          493           272
General Corporate                             2,435           541           947
--------------------------------------------------------------------------------
                                        $    49,984   $    11,291   $    11,835
--------------------------------------------------------------------------------
ASSETS EMPLOYED
Information Technology
    Microcomputer Systems and Services  $   700,773   $   514,674   $   434,545
    Information Solutions                    37,346        36,261        28,828
    Workstation and Security Systems                                     26,413
--------------------------------------------------------------------------------
                                            738,119       550,935       489,786
Metal Finishing                              25,170        18,366        18,091
Commercial Real Estate                                     19,784        21,124
General Corporate                           172,781       153,789        88,154
--------------------------------------------------------------------------------
                                        $   936,070   $   742,874   $   617,155
--------------------------------------------------------------------------------
Information Technology consists of the delivery of personal computer services, including procurement and configuration of personal computers, application software and related products, network integration, and technical support; and the design, development and sale of systems software solutions for strategic business applications.
Metal Finishing provides specialty metal finishing services.


                                                  SAFEGUARD SCIENTIFICS, INC.

                           CONSOLIDATED BALANCE SHEETS

                                   ----------

                (in thousands except share and per share amounts)

December 31                                                    1996        1995
--------------------------------------------------------------------------------
Assets

CURRENT ASSETS
Cash and cash equivalents                                 $  12,881   $   7,267
Receivables less allowances ($3,088 - 1996;
  $2,644 - 1995)                                            399,403     285,684
Inventories                                                 234,543     197,948
Other current assets                                          7,239       7,376
--------------------------------------------------------------------------------
    Total current assets                                    654,066     498,275
PROPERTY, PLANT AND EQUIPMENT                               118,394      80,235
Less accumulated depreciation and amortization              (39,525)    (36,960)
--------------------------------------------------------------------------------
                                                             78,869      43,275
COMMERCIAL REAL ESTATE                                                   25,810
Less accumulated depreciation                                            (8,023)
--------------------------------------------------------------------------------
                                                                         17,787
OTHER ASSETS
Investments                                                 134,844     132,860
Notes and other receivables                                   9,038       5,882
Excess of cost over net assets of businesses acquired        30,286      28,830
Other                                                        28,967      15,965
--------------------------------------------------------------------------------
                                                            203,135     183,537
--------------------------------------------------------------------------------
                                                          $ 936,070   $ 742,874
--------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

CURRENT LIABILITIES
Current debt obligations                                  $   8,640   $   9,382
Current commercial real estate debt                                       3,103
Accounts payable                                            221,992     192,919
Accrued expenses                                             77,904      66,212
--------------------------------------------------------------------------------
    Total current liabilities                               308,536     271,616
LONG TERM DEBT                                              252,725     204,431
COMMERCIAL REAL ESTATE DEBT                                              17,380
DEFERRED TAXES                                               18,311      28,449
MINORITY INTEREST AND OTHER                                  85,356      66,689
CONVERTIBLE SUBORDINATED NOTES                              102,131
SHAREHOLDERS' EQUITY
Common stock, par value $.10 a share
    Authorized 100,000,000 shares;
      Issued 32,799,342 shares                                3,280       3,280
Additional paid-in capital                                   35,566      20,709
Retained earnings                                           129,970     110,043
Treasury stock, at cost (1996 - 2,231,829 shares;
  1995 - 3,434,828 shares)                                   (7,165)    (10,471)
Net unrealized appreciation on investments                    7,360      30,748
--------------------------------------------------------------------------------
                                                            169,011     154,309
--------------------------------------------------------------------------------
                                                          $ 936,070   $ 742,874
--------------------------------------------------------------------------------

See notes to consolidated financial statements.


SAFEGUARD SCIENTIFICS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                   ----------

                     (in thousands except per share amounts)

Year ended December 31                              1996          1995          1994
-------------------------------------------------------------------------------------
REVENUES
Net sales
    Product                                  $ 1,856,889   $ 1,380,371   $ 1,331,803
    Services                                     205,920       137,369        80,223
-------------------------------------------------------------------------------------
Total net sales                                2,062,809     1,517,740     1,412,026
Gains on sales of securities, net                 30,373        18,925        21,789
Other income                                       8,646         9,132         4,616
-------------------------------------------------------------------------------------
    Total revenues                             2,101,828     1,545,797     1,438,431
-------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales - product                        1,655,893     1,219,055     1,160,475
Cost of sales - services                         137,065        92,277        50,789
Selling                                          128,467        92,998        97,260
General and administrative                        84,235        63,493        67,614
Depreciation and amortization                     20,645        16,927        17,310
Interest                                          23,916        19,538        17,468
Income from equity investments                    (1,539)       (2,731)       (2,669)
Goodwill write-off                                                             2,106
-------------------------------------------------------------------------------------
    Total costs and expenses                   2,048,682     1,501,557     1,410,353
-------------------------------------------------------------------------------------
EARNINGS BEFORE MINORITY INTEREST AND TAXES       53,146        44,240        28,078
Minority interest                                (19,934)      (13,853)       (4,428)
-------------------------------------------------------------------------------------
EARNINGS BEFORE TAXES ON INCOME                   33,212        30,387        23,650
Provision for taxes on income                     13,285        12,124         7,910
-------------------------------------------------------------------------------------
NET EARNINGS                                 $    19,927   $    18,263   $    15,740
-------------------------------------------------------------------------------------
EARNINGS PER SHARE
    Primary                                  $       .61   $       .57   $       .51
    Fully diluted                            $       .61   $       .53   $       .47
AVERAGE COMMON SHARES OUTSTANDING
    Primary                                       31,348        30,734        29,439
    Fully diluted                                 31,348        30,908        29,679

See notes to consolidated financial statements.


                                                  SAFEGUARD SCIENTIFICS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   ----------

                                 (in thousands)

Year ended December 31                               1996       1995       1994
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                    $  19,927   $ 18,263   $ 15,740
Adjustments to reconcile net earnings
      to cash from operating activities
    Depreciation and amortization                  20,645     16,927     17,310
    Deferred income taxes                           1,910      7,968      2,500
    Income from equity investments                 (1,539)    (2,731)    (2,669)
    Gains on sales of securities, net             (30,373)   (18,925)   (21,789)
    Minority interest, net                         11,960      8,419      1,536
    Write-off of goodwill                                                 2,106
--------------------------------------------------------------------------------
                                                   22,530     29,921     14,734
Cash provided (used) by changes
      in working capital items
    Receivables                                  (113,719)   (30,113)   (30,828)
    Inventories                                   (36,595)   (41,298)   (34,350)
    Accrued liabilities and other                  38,454     36,310     12,200
--------------------------------------------------------------------------------
                                                 (111,860)   (35,101)   (52,978)
--------------------------------------------------------------------------------
Cash (used) by operating activities               (89,330)    (5,180)   (38,244)
Proceeds from sales of securities, net             53,350     24,952     16,953
--------------------------------------------------------------------------------
Cash provided (used) by operating activities
       and sales of securities, net               (35,980)    19,772    (21,291)

OTHER INVESTING ACTIVITIES
Business acquisitions, net of cash acquired        (6,937)    (2,310)      (442)
Investments and notes acquired, net               (59,270)   (25,707)   (19,379)
Capital expenditures                              (49,984)   (11,291)   (11,835)
Other, net                                        (14,197)    (8,250)    (5,719)
--------------------------------------------------------------------------------
Cash (used) by other investing activities        (130,388)   (47,558)   (37,375)

FINANCING ACTIVITIES
Net borrowings on revolving credit facilities      27,131     22,934     32,898
Net borrowings (repayments) on term debt           24,165     (1,576)    20,040
Issuance of convertible subordinated notes, net   112,109
Issuance of Company and subsidiary stock            8,577      5,868      4,343
Repurchase of common stock                                       (33)      (551)
--------------------------------------------------------------------------------
Cash provided by financing activities             171,982     27,193     56,730
--------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                       5,614       (593)    (1,936)
Cash and cash equivalents - beginning of year       7,267      7,860      9,796
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR         $  12,881   $  7,267   $  7,860
--------------------------------------------------------------------------------

See notes to consolidated financial statements.


SAFEGUARD SCIENTIFICS, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (in thousands except share amounts)

                                                   Common Stock    Additional              Treasury Stock     Net Unrealized
                                               -------------------   Paid-in  Retained  ---------------------  Appreciation
                                                 Shares     Amount   Capital  Earnings   Shares       Amount   on Investments
---------------------------------------------------------------------------------------------------------------------------
BALANCE  -  DECEMBER 31, 1993                  32,799,342   $3,280   $23,444  $ 76,040  4,772,088    $(13,997)
Net earnings                                                                    15,740
Stock options exercised                                                   38             (549,300)      1,320
Repurchase of common stock                                                                126,000        (551)
Net change in unrealized appreciation
   on investments                                                                                                $  5,233
---------------------------------------------------------------------------------------------------------------------------
BALANCE  -  DECEMBER 31, 1994                  32,799,342    3,280    23,482    91,780  4,348,788     (13,228)      5,233
Net earnings                                                                    18,263
Stock options exercised                                                  981             (918,160)      2,790
Repurchase of common stock                                                                  4,200         (33)
Subsidiaries' equity transactions                                    (3,754)
Net change in unrealized appreciation
   on investments                                                                                                  25,515
---------------------------------------------------------------------------------------------------------------------------
BALANCE  -  DECEMBER 31, 1995                  32,799,342    3,280    20,709   110,043  3,434,828     (10,471)     30,748
Net earnings                                                                    19,927
Stock options exercised                                                3,323             (759,011)      1,887
Conversion of convertible
  subordinated notes                                                  11,364             (443,988)      1,419
Subsidiaries' equity transactions                                        170
Net change in unrealized appreciation
   on investments                                                                                                 (23,388)
---------------------------------------------------------------------------------------------------------------------------
BALANCE  -  DECEMBER 31, 1996                  32,799,342   $3,280   $35,566  $129,970  2,231,829    $ (7,165)   $  7,360
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   ----------

(1) Significant Accounting Policies

DESCRIPTION OF THE COMPANY - The Company is engaged in the business of identifying, acquiring interests in and developing partnership companies, most of which are engaged in information technology businesses, broadly defined to include all activities related to the acquisition, processing and dissemination of information and related technology to improve business and personal productivity. The most significant of the Company's partnership companies are engaged in the delivery of personal computer services, including procurement and configuration of personal computers, application software and related products, network integration, and technical support. In addition, partnership companies in the information technology industry are engaged in outsourcing and the development and sale of strategic business software and services, imaging equipment and software and telecommunications technology. The Company also has a division that provides specialty metal finishing.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiaries, primarily CompuCom Systems, Inc., Premier Solutions Ltd., and Tangram Enterprise Solutions, Inc., and its metal finishing division. The effect of adjustments to the Company's carrying values of subsidiaries resulting from their underlying equity transactions is included in the Company's additional paid-in capital. Investments in companies owned 50% or less, in which significant influence is exercised, are accounted for on the equity method of accounting. Significant influence is presumed at a 20% ownership level; however, the Company applies the equity method for certain companies in which it owns less than 20% because it exerts significant influence through representation on those companies' Boards of Directors and other means. Certain investments accounted for under the cost method are classified as available-for-sale and recorded at fair value. The related net unrealized appreciation of $7.4 million and $30.7 million, which is net of taxes of $3.8 million and $15.8 million, is recorded as a separate component of shareholders' equity at December 31, 1996 and 1995, respectively. All other investments are stated at the lower of cost or net


                                                  SAFEGUARD SCIENTIFICS, INC.

realizable value. The Company continually evaluates investments for indications of impairment based on the market value of each investment relative to cost, the financial condition and near-term prospects of the investment and other relative factors. All material intercompany accounts and transactions have been eliminated.

     Core Technologies (Pennsylvania) Inc., formerly CenterCore, Inc., is not included in the consolidated financial statements effective January 1, 1995 due to the Company's reduced ownership.

     In 1996, the Company sold all of its commercial real estate operations to Brandywine Operating Partnership, LP ("BOP"), a subsidiary of Brandywine Realty Trust ("BRT"), a publicly traded REIT. The Company received shares of BRT and ownership units in BOP, each unit being convertible to one share of BRT.

ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid instruments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Included in cash and cash equivalents at December 31, 1996 is approximately $7.1 million of investments in institutional money market accounts.

INVENTORIES, primarily finished goods, are stated at the lower of average cost or market. The Company continually assesses the appropriateness of the inventory valuations considering obsolete, slow moving and non-salable inventory.

PROPERTY, PLANT AND EQUIPMENT are carried at cost less accumulated depreciation and amortization. Included in property, plant and equipment was $56.1 million and $25.3 million of land, building and improvements and $62.3 million and $54.9 million of machinery and equipment at December 31, 1996 and 1995, respectively. Provision for depreciation and amortization is based on the estimated useful lives of the assets (buildings and improvements - 3 to 33 years; machinery and equipment - 3 to 12 years) and is computed primarily on the straight-line method.

EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED is amortized on a straight-line basis primarily over 7 to 10 years. Accumulated amortization at December 31, 1996 and 1995 was $17.8 million and $13.9 million, respectively. The Company continually evaluates goodwill for indications of impairment based on the forecasted undiscounted cash flow from the related business activity (including possible proceeds from a sale of the business). The amount by which the Company's carrying value exceeds its share of the underlying net assets of equity investees is amortized on a straight-line basis which adjusts the Company's share of the investees' earnings or losses.

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

FINANCIAL INSTRUMENTS - The Company's financial instruments, principally cash, accounts receivable, accounts payable and accrued liabilities, are carried at cost which approximates fair value due to the short maturity of these instruments. The Company's debt is carried at cost which approximates fair value as the debt bears interest at rates approximating current market rates.

EARNINGS PER SHARE of common stock are computed on adjusted net earnings using the weighted-average number of common shares outstanding during each year, including common stock equivalents (unless anti-dilutive) which would arise from the exercise of stock options and conversion of convertible securities. Net earnings are adjusted for the dilutive effect of common stock equivalents (primary) and convertible securities (fully diluted) issued by the Company's public subsidiaries.

REVENUE RECOGNITION - Product sales are generally recognized upon shipment with provisions made for anticipated returns, which historically have been immaterial. Services sales are generally recognized when the service is rendered or ratably if performed over a service contract period.

VENDOR PROGRAMS - CompuCom receives volume incentives and rebates from certain manufacturers related to sales of certain products which are recorded when earned as a reduction of cost of sales. CompuCom also receives manufacturer reimbursements for certain training, promotional and marketing activities which offset expenses incurred by the company.


SAFEGUARD SCIENTIFICS, INC.

STOCK SPLIT - All share and per share data have been retroactively restated to reflect the two-for-one split of the Company's common shares effective July 17, 1996.

STOCK-BASED COMPENSATION - In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which gives companies the option to adopt the fair value method for expense recognition of employee stock options and other stock-based awards or to continue to account for such items using the intrinsic value method as outlined under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") with pro forma disclosure of net income and net income per share as if the fair value method had been applied. The Company has elected to continue to apply APB 25 for stock options and other stock-based awards and has disclosed pro forma net earnings and earnings per share as if the fair value method had been applied.

(2) Investments

In the following summary of investments, market value reflects the price of minority-owned publicly-traded securities at the close of business on December 31 of each year. Unrealized appreciation reflects the net excess of market value over carrying value of publicly-traded securities classified as available-for-sale.

                                             1996                    1995
--------------------------------------------------------------------------------
                                    Carrying      Market    Carrying      Market
(000 omitted)                          Value       Value       Value       Value
--------------------------------------------------------------------------------
Equity Investees
  Cambridge                         $ 15,340    $316,620    $ 10,280    $195,567
  Coherent                            10,206      94,445       7,160     107,075
  Sanchez                              4,346      22,799
  USDATA                               6,664      14,410       6,844      41,147
  Non-public companies                40,333                  27,623
--------------------------------------------------------------------------------
                                      76,889                  51,907

Brandywine Realty Trust                8,519       9,695
Integrated Systems
  Consulting Group                     1,891       9,770
National Media                         2,035       7,790       2,035      45,390
Sybase                                13,733       9,059      17,451      16,674
Other public companies                   989       2,005         905       4,915
Unrealized appreciation               11,152                  46,588
Non-public companies                  19,636                  13,974
--------------------------------------------------------------------------------
                                    $134,844                $132,860
--------------------------------------------------------------------------------

     The market value of the Company's holdings in Cambridge declined to approximately $226 million at February 28, 1997.

     The Company owns approximately 18%, 32%, 24% and 20% of the common stock of Cambridge, Coherent, Sanchez and USDATA, respectively, at December 31, 1996.

     The following summarized financial information for investees accounted for on the equity method of accounting has been compiled from the financial statements of the respective investees and reflects historical data for the period during which each respective investee was accounted for on the equity method (in thousands):

BALANCE SHEETS

December 31                                                 1996           1995
--------------------------------------------------------------------------------
Current assets                                          $263,781        $140,920
Non-current assets                                        87,436          39,686
--------------------------------------------------------------------------------
    Total assets                                        $351,217        $180,606
--------------------------------------------------------------------------------
Current liabilities                                     $125,032        $ 63,323
Non-current liabilities                                   19,006           8,964
Shareholders' equity                                     207,179         108,319
--------------------------------------------------------------------------------
    Total liabilities and equity                        $351,217        $180,606
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

Year Ended December 31                            1996         1995         1994
--------------------------------------------------------------------------------
Net sales - public companies                  $332,708     $223,047     $111,534
Net sales - non-public companies               161,241      117,953       54,418
--------------------------------------------------------------------------------
                                              $493,949     $341,000     $165,952
--------------------------------------------------------------------------------
Net income                                    $ 22,322     $ 13,706     $  5,896
--------------------------------------------------------------------------------


                                                  SAFEGUARD SCIENTIFICS, INC.

     Average cost is generally used to compute securities gains. Securities gains are net of related costs, charges incurred in the disposition of investments and provisions for other investments and notes. The following summarizes significant pre-tax gains from securities transactions (in millions):

                                                  1996         1995        1994
--------------------------------------------------------------------------------
Coherent                                       $  15.1       $  5.5      $ 11.7
Cambridge                                         18.6           .7
Sanchez                                            5.3
Micro Decisionware                                              3.5        10.7
Sybase                                            (4.5)
PC Service Source                                  4.4
Gandalf                                            1.9          4.3
Novell                                                          6.4         1.6
Other                                            (10.4)        (1.5)       (2.2)
--------------------------------------------------------------------------------
                                               $  30.4       $ 18.9      $ 21.8
--------------------------------------------------------------------------------

     Securities gains in 1996 include the open market sales of a portion of the Company's interest in Coherent and Cambridge and the sale of shares in the Integrated Systems Consulting Group and Sanchez rights offerings. Securities gains in 1996 also include the sale of the Company's remaining interest in Gandalf and the Company's share of CompuCom's gain from the sale of substantially all of their holdings in PC Service Source. Partially offsetting these gains was a write-down of the Company's holdings in Sybase due to the other than temporary decline in the market price of that stock, charges incurred in the disposition of investments and provisions for other investments and notes.

     Securities gains in 1995 included the open market sales of a portion of the Company's interest in Coherent and Gandalf and the Company's remaining interest in Novell. Securities gains in 1994 included gains from the Coherent rights offering and open market sales of a portion of the Company's interest in Novell. A portion of securities gains in 1995 and 1994 resulted from the Company's sale of its controlling interest in Micro Decisionware to Sybase, including amounts earned based on the performance of Micro Decisionware subsequent to the sale and distributions from certain of the Company's investments in venture funds, partially offset by charges incurred in the disposition of investments and provisions for other investments and notes.

(3) Debt

The following is a summary of long-term debt at December 31, 1996 and 1995:

(000 omitted)                                                 1996        1995
------------------------------------------------------------------------------
PARENT COMPANY AND OTHER RECOURSE DEBT

Revolving credit facility                                              $47,800
Notes payable to equity investee
  companies                                                             23,589
Industrial revenue bonds                                   $ 9,870       2,210
Other                                                        6,281       7,432
------------------------------------------------------------------------------
                                                            16,151      81,031
------------------------------------------------------------------------------

SUBSIDIARY DEBT
(NON-RECOURSE TO PARENT)

CompuCom revolving credit facilities                      209,091      117,510
CompuCom real estate facility                              25,000
Premier revolving credit facility                           3,275        4,300
Other                                                       7,848       10,972
------------------------------------------------------------------------------
                                                          245,214      132,782
------------------------------------------------------------------------------

                                                          261,365      213,813
Current debt obligations                                   (8,640)      (9,382)
------------------------------------------------------------------------------
Long-term debt                                          $ 252,725     $204,431
------------------------------------------------------------------------------

     The Company's $100 million revolving credit facility, the maturity of which was extended in 1996 to May 2000, bears interest at the prime rate and/or, at the Company's option, at LIBOR plus 1.75% and is subject to a commitment fee of
 .25% on the unused portion. The stock of certain subsidiaries and investments is pledged as collateral for the facility. During 1996 and 1995, the Company borrowed a maximum of $67.5 million and $52.6 million, respectively, and the weighted average interest rate was approximately 7.7% and 8.4% in 1996 and 1995, respectively.

     CompuCom has $325 million of borrowing capacity consisting of a $225 million credit facility and a $100 million receivables securitization facility. In 1996, CompuCom replaced its August 1993 Financing and Security Agreement with a new Credit Agreement ("Credit Facility"), increasing the amount of credit facility capacity to $225 million from $175 million and making it substantially all LIBOR-based. The $225 million Credit Facility is comprised of two elements: a $200 million working capital facility and a $25 million facility to be used solely to purchase real property intended to be utilized as CompuCom's corporate and operations campus. The $200 million component bears interest at LIBOR plus 1% while the $25 million component bears interest at LIBOR plus 1.25%. The interest rates on the Credit Facility are subject to


SAFEGUARD SCIENTIFICS, INC.

adjustment based on certain performance criteria. CompuCom is currently in the process of seeking alternative permanent financing for the $25 million real estate loan.

     In 1996, CompuCom entered into a receivables securitization arrangement for up to $100 million, whereby a portion of trade receivables are pledged to a third party as collateral. The interest rate applicable to the receivables securitization is based upon the bank's commercial paper rate (which at December 31, 1996 was 5.4%) plus 55 basis points.

     All of CompuCom's bank debt matures in September 1999, except for $12.5 millon of the real estate loan which is due in September 1998. Of the $325 million of availability, $234 million was outstanding at December 31, 1996. During 1996 and 1995, CompuCom borrowed a maximum of $271 million and $156 million, respectively, and the weighted average interest rate was 6.7% and 7.9%, respectively.

     In October 1995, CompuCom called for the redemption of $18.5 million of 9% convertible subordinated notes which were converted into 8.4 million shares of CompuCom's common stock. Primarily as a result of this transaction, the Company's ownership of CompuCom decreased from over 60% prior to the conversion to approximately 50% at December 31, 1995 and 1996. The Company continues to hold up to a 60% voting interest in CompuCom as a result of voting rights associated with the Company's ownership of CompuCom's Series B Cumulative Convertible Preferred Stock.

     There was $3.3 million outstanding on Premier's $4.5 million secured master demand note at December 31, 1996. The note is payable on demand within five days of notice and bears interest at prime plus .5%.

     The credit facilities generally require some or all of the following: the maintenance of specified levels of tangible net worth, debt to tangible net worth and net earnings; specified interest coverage ratios; and limitations on the amount available for dividends, capital expenditures, investments and third party guarantees. The aggregate net assets of subsidiaries which are restricted and unavailable for dividends at December 31, 1996 are approximately $87 million. The credit facilities are secured by substantially all the assets of the applicable borrower.

     The Company had aggregate indebtedness of $23.6 million to certain equity investee companies as of December 31, 1995 which was repaid in the first quarter of 1996.

     Aggregate maturities of long-term debt during future years are (in millions): $8.6 - 1997; $17.2 - 1998; $223.2 - 1999; $1.5 - 2000; $1.4 - 2001
and $9.5 - thereafter.

     Interest paid in 1996, 1995 and 1994 was $22.0 million, $19.2 million and $16.8 million, respectively, of which $1.1 million, $2.0 million and $2.7 million in 1996, 1995 and 1994, respectively, related to commercial real estate debt, and $3.4 million in 1996 related to convertible subordinated notes.

(4) Convertible Subordinated Notes

In February 1996, the Company issued $115 million of 6% Convertible Subordinated Notes ("Notes") due February 1, 2006. The Notes are convertible into the Company's Common Stock at $28.985 per share. Interest is payable semi-annually.

     In November 1996, approximately $12.9 million of Notes were converted into 443,988 shares of the Company's Common Stock. The Company recorded in shareholders' equity the principal amount of the converted debt along with forfeited interest and a proportionate share of the related unamortized deferred charges. In February 1997, approximately $11.3 million of Notes were converted into 388,131 shares of the Company's Common Stock.

(5) Leases

The Company conducts a portion of its operations in leased facilities and leases machinery and equipment under leases expiring at various dates to 2004.

     Future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 1996 are (in millions):$10.8 - 1997; $9.3 - 1998; $7.9 - 1999; $5.8 - 2000;$3.3 - 2001 and
$4.2 - thereafter.

     Total rental expense under operating leases was $14.5 million, $8.9 million and $9.3 million in 1996, 1995 and 1994, respectively.

(6) Commitments and Contingencies

The Company and its subsidiaries are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

     In connection with certain investments, the Company is contingently obligated for approximately $28 million in bank loan and other guarantees and $59 million for possible future investments, including committed capital to various venture funds and private equity partnerships.


                                                  SAFEGUARD SCIENTIFICS, INC.

(7) Preferred Stock

Shares of preferred stock, par value $10 a share, are voting and are issuable in one or more series with rights and preferences as to dividends, redemption, liquidation, sinking funds and conversion determined by the Board of Directors. At December 31, 1996, there were 55,423 shares authorized and none outstanding.

(8) Income Taxes

The provision for income taxes is comprised of:

(000 omitted)                              1996             1995            1994
--------------------------------------------------------------------------------
Current                                 $11,375          $ 4,156          $5,410
Deferred                                  1,910            7,968           2,500
--------------------------------------------------------------------------------
                                        $13,285          $12,124          $7,910
--------------------------------------------------------------------------------
State taxes on income
  included above                        $ 1,607          $ 1,248          $1,025

     Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% in 1996, 1995 and 1994 to earnings before income taxes as a result of the following:

(000 omitted)                                     1996          1995       1994
--------------------------------------------------------------------------------
Statutory tax provision                     $ 11,624      $ 10,635      $ 8,278
Increase (decrease) in taxes
 resulting from:
  Non-deductible goodwill
    amortization/write-off                     1,347         1,181        1,187
  Book/tax basis difference
    on securities sold                          (284)          (59)      (2,552)
  State taxes, net of federal
    tax benefit                                1,045           812          666
  Income taxed at rates
    other than statutory rate                   (447)         (445)         331
--------------------------------------------------------------------------------
                                            $ 13,285      $ 12,124      $7,910
--------------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below:

(000 omitted)                                               1996           1995
--------------------------------------------------------------------------------
Deferred tax assets:
Subsidiary/investee carrying values                     $  1,292       $  4,250
Accounts receivable allowances                               806            829
Inventories, reserves and tax
  capitalized costs                                        6,694          1,453
Other                                                      1,768          1,712
--------------------------------------------------------------------------------
Gross deferred tax assets                                 10,560          8,244
Less valuation allowance                                  (1,600)        (1,876)
--------------------------------------------------------------------------------
Deferred tax assets                                        8,960          6,368
--------------------------------------------------------------------------------
Deferred tax liabilities:
Subsidiary/investee carrying values                       (9,371)        (3,907)
Accelerated depreciation                                  (4,760)        (6,453)
Unrealized appreciation on
  investments                                             (3,792)       (15,840)
Other                                                     (9,348)        (8,617)
--------------------------------------------------------------------------------
Deferred tax liabilities                                 (27,271)       (34,817)
--------------------------------------------------------------------------------
Net deferred tax liabilities                            $(18,311)      $(28,449)
--------------------------------------------------------------------------------

     The net change in the valuation allowance for the years ended December 31, 1996 and 1995 was a decrease of $276,000 and $59,000, respectively.

     Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1996 will be reported as an income tax benefit in the consolidated statement of operations.

     Income taxes paid were $18.4 million, $10.9 million and $11.2 million in 1996, 1995, and 1994, respectively.

(9)  Stock-Based Compensation

Options may be granted to Company employees, directors and consultants under various stock option plans. Generally, outstanding options vest over periods not exceeding four years after the date of grant and expire eight years after the date of grant. To the extent allowable, all grants are incentive stock options. All options granted under the plans to date have been at prices which have been equal to the fair market value at the date of grant. At December 31, 1996, the Company reserved approximately 3.2 million shares of common stock for possible future issuance under its stock option plans. Several subsidiaries also maintain stock option plans for their employees and directors.


                                                  SAFEGUARD SCIENTIFICS, INC.

Option activity under the Company's plans is summarized below:

(000 omitted except per share amounts)        1996                     1995                     1994
-------------------------------------------------------------------------------------------------------------
                                                    Weighted                 Weighted                Weighted
                                                     Average                  Average                 Average
                                                    Exercise                 Exercise                Exercise
                                      Shares           Price   Shares           Price   Shares          Price
-------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       2,702       $    7.11    3,104       $    3.16    3,080       $   2.75
Options granted                          190           32.96      527           22.71      729           4.31
Options exercised                       (774)           2.86     (919)           2.73     (681)          2.58
Options canceled                         (40)          19.24      (10)           3.93      (24)          2.41
-------------------------------------------------------------------------------------------------------------
Outstanding at end of year             2,078       $   10.82    2,702       $    7.11    3,104       $   3.16
-------------------------------------------------------------------------------------------------------------
Options exercisable at year-end        1,150                    1,220                    1,381
Shares available for future grant      1,139                    1,255                    1,772

The following summarizes information about the Company's stock options outstanding at December 31, 1996:

                               Options Outstanding                                  Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------

                                         Weighted Average          Weighted                                  Weighted
                               Number           Remaining           Average                  Number           Average
              Range of    Outstanding    Contractual Life          Exercise             Exercisable          Exercise
       Exercise Prices   (000 omitted)          (in years)            Price            (000 omitted)            Price
------------------------------------------------------------------------------------------------------------------------------------
    $ 2.04   -  $ 2.71            599                 3.9            $ 2.67                      599         $   2.67
      3.06   -    3.92            463                 5.0              3.88                      227             3.92
      4.31   -    5.75            331                 5.3              4.87                      164             4.79
     21.31   -   22.00            217                 6.8             21.65                       86            21.65
     23.50   -   39.88            468                 7.3             27.34                       74            23.50
------------------------------------------------------------------------------------------------------------------------------------
    $ 2.04   -  $39.88          2,078                 5.4            $10.82                    1,150           $ 5.98
------------------------------------------------------------------------------------------------------------------------------------

     The Company, its subsidiaries and its investees accounted for on the equity method apply APB 25 and related interpretations in accounting for stock option plans. Had compensation cost been recognized consistent with SFAS 123, the Company's consolidated net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                             1996       1995
--------------------------------------------------------------------------------
Consolidated net earnings       As reported               $19,927    $18,263
  (000 omitted)                 Pro forma                 $15,986    $16,799

Earnings per share
  - Primary                     As reported                  $.61       $.57
                                Pro forma                    $.48       $.52

  - Fully diluted               As reported                  $.61       $.53
                                Pro forma                    $.48       $.48
--------------------------------------------------------------------------------

     The per share weighted-average fair value of stock options issued by the Company during 1996 and 1995 was $14.64 and $9.83, respectively, on the date of grant.

     The following assumptions were used by the Company, its subsidiaries and its investees accounted for on the equity method to determine the fair value of stock options granted using the Black-Scholes option-pricing model:

                                                                Subsidiaries and
                                              Company                  Investees
--------------------------------------------------------------------------------
Dividend yield                                      0%                        0%
Expected volatility                                40%                30% to 64%
Average expected option life                  5 years           3 1/2 to 6 years
Risk-free interest rate                   5.4% to 6.5%              5.4% to 7.1%
--------------------------------------------------------------------------------

     Pro forma consolidated net earnings reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma consolidated net earnings amounts presented above because compensation cost is reflected over an option's vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.


                                                  SAFEGUARD SCIENTIFICS, INC.

                          INDEPENDENT AUDITORS' REPORT

                                   ----------

The Board of Directors and Shareholders
Safeguard Scientifics, Inc.                     [LOGO] KPMG Peat Marwick LLP
Wayne, Pennsylvania

     We have audited the accompanying consolidated balance sheets of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Scientifics, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Philadelphia, Pennsylvania
February 7, 1997


               STATEMENT OF MANAGEMENT'S FINANCIAL RESPONSIBILITY

                                   ----------

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

Safeguard Scientifics, Inc.

/s/ Michael W. Miles

Michael W. Miles
Vice President and Chief Financial Officer


SAFEGUARD SCIENTIFICS, INC.

                            QUARTERLY FINANCIAL DATA
                                   ----------
                     (in thousands except per share amounts)

In the opinion of the Company, the following unaudited quarterly data includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of operations for such periods.

Quarter Ended                    March 31     June 30    Sept. 30      Dec. 31
------------------------------------------------------------------------------
1996
Net Sales                        $430,097    $527,442    $515,338     $589,932
After-tax Operating Earnings*       3,308       5,140       2,176        3,040
After-tax Securities Gains          3,408       3,767       4,882        6,166
Net Earnings                        3,980       5,408       4,745        5,794
Earnings Per Share
     Primary                          .12         .16         .15          .18
     Fully Diluted                    .12         .16         .15          .18

1995
Net Sales                        $343,159    $370,572    $366,345     $437,664
After-tax Operating Earnings*       3,646       3,712       2,819        5,035
After-tax Securities Gains          1,205       2,755       3,612        3,803
Net Earnings                        3,536       4,766       4,705        5,256
Earnings Per Share
     Primary                          .11         .15         .15          .16
     Fully Diluted                    .10         .14         .13          .16
------------------------------------------------------------------------------

* Before securities gains and minority interest.

Net securities gains of varying magnitude have been realized in recent years;
   prior gains are not necessarily indicative of gains which may be realized in the future.
Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding in each period and adjust net earnings for the dilutive effect of public subsidiary common stock equivalents (primary) and convertible securities (fully diluted). Therefore, the sum of the quarters may not necessarily equal the year-to-date earnings per share.
Per share amounts have been retroactively restated to reflect the two-for-one split of the Company's common shares effective July 17, 1996.
Sales are typically higher in the fourth quarter of each year, reflecting the historically stronger fourth quarter results at CompuCom, the Company's largest subsidiary.

                                COMMON STOCK DATA

                                   ----------

Safeguard Scientifics, Inc.
Common Stock Listed on New York Stock Exchange
Symbol SFE

                                    1996                       1995
--------------------------------------------------------------------------------
                             High         Low            High         Low
--------------------------------------------------------------------------------
First Quarter              29 11/16      21             9 1/8          5 2/3
Second Quarter             47 7/16       29 9/16       15 7/12         8 1/6
Third Quarter              39 7/8        26            25 3/4         13 1/12
Fourth Quarter             43 1/2        27 1/4        25 3/16        19 3/16
--------------------------------------------------------------------------------

The last sale price reported for the Company's common stock on March 14, 1997 was 19 7/8.
There are approximately 23,000 holders of the Company's common stock.


                                                  SAFEGUARD SCIENTIFICS, INC.