Form 10-K, Exhibit 13
period 1997-12-31
SAFEGUARD SCIENTIFICS INC ET AL
filed 1998-03-31
CIK 86115

                          SAFEGUARD SCIENTIFICS, INC.
                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                 1997             1996          1995          1994        1993(1)
                                             ------------     ------------  ------------  ------------  ------------
Net sales..................................  $  1,985,225     $  2,062,809  $ 1,517,740   $  1,412,026  $  1,168,349
Net earnings...............................        21,501           19,927       18,263         15,740         3,853(1)

Earnings per share(3)
 Basic.....................................           .69              .67          .63            .56           .13
 Diluted...................................           .66              .61          .53            .47           .07
Total assets...............................       714,541(2)       936,070      742,874        617,155       542,824

Long-term debt, including current portion
 CompuCom..................................       100,425(2)       239,946      123,461        137,310       125,354
 Other.....................................        30,060           21,419      110,835         98,838        77,257
Convertible subordinated notes.............        90,881          102,131
Shareholders' equity.......................       207,070          169,011      154,309        110,547        88,767

------------------------

    The Company offers its shareholders, through the rights offering process, the opportunity to acquire direct ownership in selected partnership companies which it believes are ready for public ownership.

    No cash dividends have been declared in any of the years presented and the Company has no present intention to declare cash dividends.

(1) After goodwill write-off of $6.4 million or $.22 per share (basic) and $.21 per share (diluted).

(2) Reflects the effect of $175 million in off-balance sheet financing. (See
    Note 3)

(3) Per share amounts have been retroactively restated in accordance with the Company's adoption of a new accounting pronouncement. (See Note 1)



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

    The Company's business strategy is the development of primarily information technology-oriented, entrepreneurially-driven partnership companies to achieve superior returns for its shareholders. The Company provides to its partnership companies and associated venture funds active strategic management, operating guidance, acquisition and disposition assistance, board and management recruitment, and innovative financing. The Company offers its shareholders, through the rights offering process, the opportunity to acquire direct ownership in selected partnership companies which it believes are ready for public ownership.

    If the Company's ownership in any of the partnership companies changes significantly, the Company's consolidated revenues and related costs and expenses may fluctuate primarily due to the applicable accounting method used for recognizing its participation in the operating results of that company.

    The revenues and related costs and expenses of a partnership company are included in the Company's consolidated operating results if the Company owns more than 50% of the outstanding voting securities of the partnership company. Participation of shareholders other than the Company in the earnings or losses of a more than 50% owned partnership company is reflected in the caption "Minority interest" in the Consolidated Statements of Operations. Minority interest adjusts consolidated earnings to reflect only the Company's share of the earnings or losses of the partnership company. The partnership companies that are included in the Company's consolidated operating results in 1997 are CompuCom Systems, Inc., Tangram Enterprise Solutions, Inc., Premier Solutions Ltd., and Pioneer Metal Finishing. Premier and Pioneer were sold in 1997 and are included in the Company's consolidated operating results through their respective sale dates.

    Investments in companies in which the Company owns 50% or less of the outstanding voting securities, in which significant influence is exercised, are accounted for on the equity method of accounting. Significant influence is presumed at a 20% ownership level; however, the Company applies the equity method for certain companies in which it owns less than 20% because it exerts significant influence through representation on those companies' Boards of Directors and other means. On the equity method of accounting, a partnership company's revenues and related costs and expenses are not included in the Company's consolidated operating results; however, the Company's share of the earnings or losses of the partnership company is reflected in the caption "Income from equity investments, net" in the Consolidated Statements of Operations.

    The net effect of a partnership company's results of operations on the Company's net earnings is the same under either consolidation accounting or the equity method of accounting, as only the Company's share of the earnings or losses of a partnership company is included in the Company's net earnings in the Consolidated Statements of Operations.

    Investments not consolidated or accounted for on the equity method are accounted for on the cost method of accounting under which the Company's share of the earnings or losses of such companies is not included in the Company's Consolidated Statements of Operations.

    As mentioned in Operations Overview, the Company's consolidated revenues, costs, and expenses are significantly influenced by CompuCom's results of operations. At December 31, 1997, the Company owns approximately 51% of CompuCom's outstanding common stock and owns preferred stock which gives it 60% of the vote for CompuCom's directors.

    CompuCom competes in the computer reseller industry which has been undergoing significant transformation and consolidation. Several of CompuCom's competitors have been growing through acquisitions and others have been acquired. In addition, companies previously engaged in the retail channel have begun to enter the corporate reseller market, heightening the competition.

    As a result, while growing internally, CompuCom is also looking to strengthen its market share through acquisitions. If CompuCom were to use its stock for acquisitions or if some other dilutive event were to occur, the Company's voting interest in CompuCom could decrease below 50%. Under current generally accepted accounting principles, the Company would cease consolidating CompuCom's results and instead would account for its investment in CompuCom on the equity method provided the Company maintained the ability to exercise significant influence over CompuCom's ordinary course of business. The Company's share of CompuCom's earnings, on the equity method versus consolidation, would differ only to the extent that the Company's ownership of CompuCom changed. However, the presentation of the Consolidated Statements of Operations and Balance Sheets would change dramatically.

    Note 9 to the Company's Consolidated Financial Statements summarizes the Parent Company Statements of Operations and Balance Sheets of the Company for the same periods presented in the Consolidated Financial Statements. These statements differ from the Consolidated Financial Statements by excluding the revenues, costs, expenses, assets, and liabilities of the Company's less than wholly-owned subsidiaries (primarily CompuCom and Tangram) and instead treating these companies as if they were accounted for on the equity method. The Company's share of the results of operations of less than wholly-owned subsidiaries is included in "Equity income, net" and the carrying value of these companies is included in "Investments" in the Parent Company Statements of Operations and Balance Sheets, respectively.

    Although the Parent Company Statements of Operations and Balance Sheets presented in Note 9 are accurate relative to the Company's historical Consolidated Financial Statements, they are not necessarily indicative of future Parent Company Statements of Operations and Balance Sheets.

OPERATIONS OVERVIEW

    Comparability of 1997 and 1996 net sales and earnings to prior periods is impacted by the sale of Premier and Pioneer in 1997 and the sale of the Company's commercial real estate operations in 1996. These entities are only included in the Company's consolidated results through their respective sale dates.

    Net sales decreased 4% in 1997 compared to an increase of 36% in 1996. The decrease in 1997 is primarily attributable to the sale of Premier and Pioneer during 1997 and decreased product sales at CompuCom (Microcomputer Systems and Services) as CompuCom focused primarily on increasing earnings through growth in its higher-margin services business in 1997. CompuCom's total sales decreased 2% for the year, with services sales increasing 40% while product sales decreased 6%. CompuCom represented 98% and 97% of the Company's total consolidated net sales in 1997 and 1996, respectively. As a result of the relative significance of CompuCom in the consolidated results, fluctuations in the financial results of other business units have tended to have a minimal impact.

    The following after-tax data reflect the components of the Company's net earnings (in thousands):

YEAR ENDED DECEMBER 31                                                                  1997       1996       1995
---------------------------------------------------------------------------------  ----------  ---------  ---------

Earnings before securities and other gains, net and minority interest............  $  20,823  $  13,664  $  15,212
Securities and other gains, net..................................................     16,114     18,223     11,375
Minority interest................................................................    (15,436)   (11,960)    (8,324)
                                                                                   ---------  ---------  ---------
Net earnings.....................................................................  $  21,501  $  19,927  $  18,263
                                                                                   ---------  ---------  ---------

    Earnings before securities and other gains and minority interest increased 52% in 1997 primarily due to a 26% increase in CompuCom's earnings (excluding non- recurring gains) and the elimination of losses at Premier due to its sale in early 1997. Partially offsetting this increase was the elimination of Pioneer's earnings due to its sale in mid-1997, increased losses at Tangram, lower income from equity investments, and an increase in general corporate expense to support the increased activity at partnership companies. In 1996, CompuCom's earnings, excluding a non-recurring gain, increased 22%. However, overall earnings before securities and other gains and minority interest decreased 10% in 1996 due to losses at Premier, losses or reduced earnings at certain of the Company's other business units, and an increase in general corporate and interest expense to support the increased activity at partnership companies.

    Securities and other gains in 1997 include the open market sales of a portion of the Company's interest in Cambridge Technology Partners, the sale of shares of

Diamond Technology Partners and ChromaVision Medical Systems in rights offerings to the Company's shareholders, distributions from the Company's associated venture funds, and the Company's share of CompuCom's gain from the sale of its former headquarters building. The Company also recorded gains in 1997 from the sale of Premier and Pioneer. Partially offsetting these gains was a write-down of the Company's holdings in Sybase due to the other than temporary decline in the market price of that stock, charges incurred in the disposition of investments, and provisions for other investments and notes. Securities and other gains in 1996 included the open market sales of a portion of the Company's interests in Coherent Communications Systems Corporation and Cambridge, and the sale of shares of Integrated Systems Consulting Group and Sanchez Computer Associates in rights offerings to the Company's shareholders.

    Securities and other gains in 1996 also included the sale of the Company's remaining interest in Gandalf Technologies and the Company's share of CompuCom's gain from the sale of substantially all of their holdings in PC Service Source. Partially offsetting these 1996 gains was a write-down of the Company's holdings in Sybase due to the other than temporary decline in the market price of that stock. Securities and other gains in 1995 included the open market sales of the Company's remaining interest in Novell, the open market sales of a portion of its interests in Coherent and Gandalf, and distributions from the Company's associated venture funds. Partially offsetting the 1996 and 1995 securities and other gains were charges incurred in the disposition of investments and provisions for other investments and notes. Securities and other gains of varying magnitude have been realized in recent years; prior gains are not necessarily indicative of gains which may be realized in the future.

    Several of the Company's partnership companies are accounted for on the equity method. The Company's current strategy is to acquire, where possible, significant minority positions in larger, more mature companies. As a result of this strategy and increased sales of existing equity method companies, total net sales of the Company's equity investments, which are not included in the Consolidated Statements of Operations, have increased significantly (see Note 2 to the Consolidated Financial Statements). Also, the excess of carrying value of equity investments over the Company's share of the underlying net assets of such investments has increased.

    Income from equity investments fluctuates with the Company's ownership percentage and the operating results of investees accounted for on the equity method. Increased equity income from most of the Company's public investments in 1997 was more than offset by the Company's share of losses at certain private, early-stage equity investments and increased amortization of the excess of the Company's carrying value of equity investments over its share of the underlying net assets. The Company's public investments accounted for on the equity method in 1997 included Cambridge, ChromaVision, Coherent, OAO Technology Solutions, Sanchez, and USDATA Corporation.

    Cambridge's sales and earnings increased 49% and 52%, respectively, in 1997 and 52% and 53%, respectively, in 1996. In 1997, Cambridge expanded its service offerings through advancement of its proprietary service methodologies, including an electronic commerce and interactive solutions methodology. At year end, 50% of its completed projects contained an Internet or interactive component. Cambridge also continued its successful acquisition strategy with the fourth quarter acquisition of Peter Chadwick Holdings Limited which significantly increased Cambridge's skills in the areas of operations strategies and performance improvements. The Company owns approximately 16% of Cambridge's common stock at December 31, 1997.

    ChromaVision completed its initial public offering through a rights offering to the Company's shareholders in the third quarter of 1997. ChromaVision achieved several significant milestones in 1997 including the signing of a worldwide distribution and development agreement with Sigma Diagnostics related to prenatal screening, receipt of 510(k) clearance from the Food and Drug Administration for a leukemia screen, and the initiation of clinical trials for the identification of cancer micrometastases. ChromaVision reported a net loss of $6.3 million for 1997, primarily due to research and product development initiatives and commencement of clinical trials. The Company owns approximately 20% of ChromaVision's common stock at December 31, 1997. In February 1998, the Company purchased an additional 6% of ChromaVision's common stock in a private transaction with an unrelated third party.

    Coherent's sales and earnings increased 35% and 43%, respectively, in 1997 and 24% and 28%, respectively, in 1996 as it continued to add to its impressive list of major customers worldwide. Sales were especially strong in Europe, and Coherent also increased its sales in the Asia Pacific region despite the decline other companies have experienced in that region. The Company owns approximately 32% of the common stock of Coherent at December 31, 1997. In February 1998, Tellabs, Inc. announced it would exchange shares of its publicly-traded stock valued at approximately $670 million for all of the outstanding shares of Coherent based on a ratio of .72 shares of Tellabs stock for each share of Coherent stock. The Company's pre-tax gain from the transaction would be approximately $190 million based on the closing price of Tellabs common stock on February 13, 1998, and the Company would own less than 5% of Tellabs. The ultimate gain recorded by the Company will vary based on the value of Tellabs stock at the completion of the transaction. There is no assurance the transaction will be completed, as it is subject to various conditions and approvals by appropriate government agencies and Coherent's stockholders.

    OAO's sales and earnings increased 46% and 58%, respectively, in 1997 compared to 1996. OAO completed its initial public offering through a rights offering to the

Company's shareholders in the fourth quarter of 1997. OAO completed its first acquisition in the fourth quarter of 1997 when it acquired a business which develops and markets software for managed care operations. The Company owns approximately 29% of OAO's common stock at December 31, 1997.

    Sanchez's sales and earnings increased 60% and 221%, respectively, in 1997 compared to 1996. During 1997, Sanchez executed ten contracts valued at more than $40 million with banking organizations in eight countries. Sanchez continues to focus on increasing its presence in the U.S. and global marketplaces and significantly enhanced its strategic partnership relationships in 1997. The Company owns approximately 25% of Sanchez's common stock at December 31, 1997.

    In February 1998, USDATA announced its intention to dispose of its system integration and hardware servicing business and focus primarily on growing and expanding its software business. Also in February 1998, USDATA announced the release of Factory Link ECS 6.5 for Microsoft Windows NT and Windows 95. USDATA reported a 1997 net loss from continuing operations of approximately $3.9 million compared to a net loss from continuing operations of approximately $2.7 million in 1996. USDATA's results from continuing operations will continue to be impacted by investment spending required to implement its new strategy. The Company owns approximately 24% of USDATA's common stock at December 31, 1997.

SEGMENT TRENDS

    MICROCOMPUTER SYSTEMS AND SERVICES (CompuCom) posted record earnings for the ninth consecutive year in 1997, while sales decreased slightly. Product sales, which are primarily derived from the sale of distributed desktop computer products to corporate customers, were $1.7 billion, $1.8 billion, and $1.3 billion in 1997, 1996, and 1995, respectively. Although CompuCom shipped more desktop, laptop, and server units in 1997 compared to 1996, the units were sold at lower average sales prices primarily due to manufacturer price reductions, contributing to the overall decrease in product sales. In addition, CompuCom believes the decrease in product sales is also attributable to an increase in direct marketers' market share and CompuCom's efforts during much of 1997 to reduce the amount of low-margin product business.

    Services sales, primarily derived from systems integration services, including field engineering, product configuration, consulting, network management, and help desk services, increased to $251 million in 1997, compared to $178 million in 1996 and $107 million in 1995, or 13%, 9%, and 7% of CompuCom's total sales in 1997, 1996, and 1995, respectively. The increase in services sales reflects CompuCom's continued focus on growing this higher-margin portion of its business through the hiring of additional service personnel and growing its higher-end service offerings. Also contributing to the increase in services sales was the increase in the number of units sold during 1997 as compared to 1996, which increased demand for services such as configuration and installation.

    Part of CompuCom's strategy to increase revenues is through acquisitions to increase its presence in certain geographical markets and continuing to focus on increasing its services business through growing its higher-end service offerings and number of service personnel.

    CompuCom's product gross margin increased to 10.4% in 1997 compared to 10.0% in 1996, due primarily to an increased focus on higher-margin product business, and an increase in the amount of manufacturer-sponsored incentives in 1997 compared to 1996. Product gross margin decreased to 10.0% in 1996 from 10.6% in 1995 due principally to pricing to win new business and increased price competitiveness in the marketplace. Services gross margin increased to 35.7% in 1997 from 33.3% in 1996 and 30.5% in 1995 primarily due to improved utilization of CompuCom's service personnel and growth in CompuCom's higher-end service offerings, such as systems engineering and consulting, which typically have higher margins than some of CompuCom's other services.

    Primarily as a result of the higher services sales and increased services margins, CompuCom was able to increase its earnings in 1997 despite its overall sales decrease. Future profitability at CompuCom will depend on its ability to hire and retain quality service personnel while effectively managing the utilization of such personnel. It will also depend on increased focus on providing technical service and support to customers, product demand, competition, manufacturer product availability and pricing changes, effective utilization of vendor programs, successfully designing and implementing final assembly programs with its major vendors, and control of operating expenses. CompuCom participates in certain manufacturer-sponsored programs designed to increase sales of specific products. These programs, excluding volume incentive programs and specific product rebates offered by certain manufacturers, are not material when compared to CompuCom's overall financial results.

    The Company owns approximately 51% of the outstanding common stock of CompuCom and owns preferred stock which gives the Company 60% of the vote for CompuCom's directors at December 31, 1997.

    INFORMATION SOLUTIONS (Tangram) sales increased in 1997 principally due to the signing of major contracts for the purchase of Tangram's Asset Insight-TM-product. In 1997, Tangram developed relationships with several additional resellers for the marketing of Asset Insight-TM-. Tangram's net loss increased in 1997 compared to 1996 due to its investments in workforce and research and development to support the Asset Insight-TM- opportunity. Tangram expects Asset Insight-TM- to account for a significant portion of its sales for the foreseeable future and expects to continue devoting substantial resources to developing sales and research and development of this product. The Company owns approximately 67% of Tangram's common stock at December 31, 1997.

COSTS AND EXPENSES

    The Company's overall gross margin was 14.4% in 1997 compared to 13.1% for 1996. The increase is attributable to the increased product margin at CompuCom, as well as increased services sales at CompuCom which generate higher gross margins relative to product sales. Gross margin decreased to 13.1% in 1996 from 13.6% in 1995 primarily due to decreased product margin at CompuCom, partially offset by its increased higher-margin services sales.

    Selling and service and general and administrative expenses, in absolute dollars and as a percentage of sales, increased in 1997 and 1996 compared to the respective prior years. This was primarily due to CompuCom's costs to manage and expand the growing services business and its continued investment in its information systems resources required to broaden electronic commerce capabilities and improve efficiency within CompuCom's customer center. This increase was also due to Tangram's investment in workforce and research and development for Asset Insight-TM-, and increased corporate expenses incurred to support the growing activities of the partnership companies. These increases were partially offset by the elimination of expenses resulting from the sale of Premier and Pioneer in 1997. CompuCom's general and administrative expenses are reported net of reimbursements by certain manufacturers for specific training, promotional, and marketing programs. These reimbursements offset the expenses incurred by CompuCom.

    Depreciation and amortization decreased in 1997 primarily due to the elimination of depreciation and amortization resulting from the sale of Premier and Pioneer in 1997 and the Company's commercial real estate operations in 1996, partially offset by increased depreciation at CompuCom. The increase at CompuCom is primarily associated with its new corporate headquarters and operations campus, which was fully occupied in the second half of 1997, and enhancements to CompuCom's information systems. Depreciation and amortization increased in 1996 primarily due to an increase at CompuCom related to facility and warehouse improvements for its new eastern distribution facility, enhancements to its information systems, and other capital expenditures to support increased business activity.

    Interest and financing expense decreased slightly in 1997 compared to 1996 primarily as a result of the conversion of approximately $24 million of the Company's Convertible Subordinated Notes in the fourth quarter of 1996 and the first quarter of 1997 into the Company's Common Stock, and the elimination of interest resulting from the sale of Premier and Pioneer in 1997 and the Company's commercial real estate operations in 1996, partially offset by increased borrowings by the Company. CompuCom's borrowing levels, including the Securitization Facility (see Note 3), were slightly higher in 1997 when compared to 1996; however, this was offset by a lower effective rate for 1997 due primarily to changes in CompCom's financing arrangements. Interest expense increased in 1996 compared to 1995 primarily as a result of the issuance of the Company's Convertible Subordinated Notes in February 1996 and higher working capital required to support the sales growth at CompuCom. These increases were partially offset by the repayment of all of the outstanding indebtedness under the Company's bank revolving credit facility, the lower interest rate on the Company's Convertible Subordinated Notes compared to the bank revolving credit facility, CompuCom's lower effective interest rate, and the conversion of CompuCom's convertible subordinated notes in October 1995.

LIQUIDITY AND CAPITAL RESOURCES

    In February 1996, the Company issued $115 million of 6% Convertible Subordinated Notes ("Notes") due February 1, 2006. The Notes are convertible into the Company's Common Stock at $28.985 per share. The Company used approximately $67 million of the net proceeds to repay all of its outstanding indebtedness under its bank revolving credit facility. Through March 1998, approximately $42.7 million of Notes were converted into 1,471,619 shares of the Company's Common Stock.

    In June 1997, the Company amended its bank revolving credit facility which increased the borrowing availability under the facility from $100 million to $150 million, reduced the rate of borrowings on LIBOR traunches by
 .5% to LIBOR plus 1.25%, and extended the maturity to May 2001. The bank revolving credit facility is secured by certain equity securities the Company holds of its publicly-traded partnership companies, including CompuCom. The value of these securities significantly exceeds the total availability under the bank revolving credit facility. There was $6.1 million outstanding under this facility at December 31, 1997. The Company is increasing the availability under the bank revolving credit facility to $200 million in the first half of 1998.

    In 1997, the Company entered into revolving credit facilities with certain partnership companies whereby the Company may borrow up to $17 million from these partnership companies on a revolving basis at a rate that varies with the Company's effective borrowing rate. At December 31, 1997, $16.1 million was outstanding under these agreements.

    Availability under the Company's revolving credit facilities, proceeds from the sales from time to time of selected publicly-traded securities, and other internal sources of cash flow should be sufficient to fund the Company's cash requirements through 1998, including investments in new or existing partnership companies, general corporate requirements, and the repurchase of the Company's Common Stock from time to time in the open market. In connection with certain investments, the Company is contingently obligated for approximately $140 million of possible future commit-ments, including committed capital to various venture funds and private equity partnerships, to be funded over the next several years.

    CompuCom maintains separate, independent financing arrangements, which are non-recourse to the Company and are secured by certain assets of CompuCom. During recent years, CompuCom has utilized operating earnings, bank financing arrangements, long-term subordinated notes, and internally generated funds to fund its cash requirements. CompuCom's financing arrangements were amended in 1997 such that at December 31, 1997 they consisted of a $125 million working capital facility, a $175 million revolving Securitization Facility, and a $25 million real estate loan (collectively, the "credit agreements"). The credit agreements prohibit the payment of common stock dividends by CompuCom while the agreements remain outstanding. At December 31, 1997, approximately $97.4 million was outstanding under the working capital facility and the real estate loan, and the Securitization Facility was fully utilized. The credit agreements mature in November 2002, except for the real estate loan which is due in quarterly installments beginning April 1999. CompuCom is currently evaluating other permanent financing options for the real estate loan.

    Cash flow provided by operating activities increased significantly in 1997 primarily from the effect of CompuCom's Securitization Facility in which $175 million of accounts receivable were sold with the proceeds used to pay down long-term debt.

    The Company's operations are not capital intensive, and capital expenditures in any year normally would not be significant in relation to the overall financial position of the Company. Capital asset requirements are generally funded through bank credit facilities, internally generated funds, or other financing sources. Capital expenditures during 1997 were primarily related to preparing CompuCom's new headquarters and operations campus for full occupancy. The Company expects capital expenditures to decline in 1998 as this project is significantly complete as of December 31, 1997. There are no material capital asset purchase commitments at December 31, 1997.

YEAR 2000 ISSUE

    The Company is currently addressing the Year 2000 issue, which results from the fact that many computer programs were previously written using two digits rather than four to define the applicable year. Programs written in this way may recognize a date ending in "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations. The Company has conducted an assessment of its computer information systems and believes that it will not need to incur any material extraordinary expense to correct its systems which are not Year 2000 compliant on a timely basis. The Company has also surveyed its majority-owned and equity investee partnership companies regarding this issue. The Company's most significant consolidated subsidiary, CompuCom, has completed initial assessment of its computer information systems, and has plans in place to complete remediation and begin testing during 1998. The rest of the Company's partnership companies are in varying stages of assessing, remediating, and testing for internal Year 2000 compliance and assessing Year 2000 compliance of their vendors, business partners, and customers. Most of the partnership companies are in the business of providing software products, information technology consulting, or outsourcing services. Those partnership companies which produce software or products with embedded programming believe that the current version of their products either are Year 2000 compliant or will be revised to be compliant in 1998. Certain partnership companies are continuing to determine the extent to which previously sold software products and services were non-compliant. The total cost and time which will be incurred by the partnership companies on the Year 2000 issue cannot presently be determined. There can be no assurance that all necessary work will be completed in time, or that such costs and liabilities will not materially adversely impact one or more of such partnership companies. In addition, required spending on the Year 2000 effort will cause customers of most of the Company's partnership companies to reallocate at least part of their information systems budgets. Although several partnership companies have offerings which may be useful in such efforts, such reallocations could materially adversely affect the results of operations of many partnership companies.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In 1997, the Financial Accounting Standards Board (FASB) issued pronouncements relating to the presentation and disclosure of information related to comprehensive income (SFAS 130) and segment data (SFAS 131). In 1998, the FASB issued a pronouncement relating to the disclosure of information about pensions and other postretirement benefits (SFAS 132). The Company is required to adopt the provisions of these pronouncements, if applicable, for the year ending December 31, 1998. The adoption of these pronouncements will not have an impact on the Company's financial position and results of operations, but may change the presentation of certain of the Company's financial statements and related notes and data thereto.

    Also in 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a Statement of Position (SOP) on software revenue recognition (SOP 97-2) that supersedes SOP 91-1. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The adoption of SOP 97-2 is not expected to have a material effect on the Company's financial position or results of operations.

                          SAFEGUARD SCIENTIFICS, INC.
                    FINANCIAL INFORMATION--INDUSTRY SEGMENTS
                                 (IN THOUSANDS)

                                                            1997          1996          1995
                                                        ------------  ------------  ------------

NET SALES
   Information Technology
     Microcomputer Systems and Services...............  $  1,949,802  $  1,995,190  $  1,441,597
     Information Solutions............................        14,074        11,142        12,538
                                                        ------------  ------------  ------------
                                                           1,963,876     2,006,332     1,454,135
   Other..............................................        21,349        56,477        63,605
                                                        ------------  ------------  ------------
                                                        $  1,985,225  $  2,062,809  $  1,517,740
                                                        ------------  ------------  ------------
 OPERATING PROFIT (LOSS)
   Information Technology
     Microcomputer Systems and Services............... $     66,933  $     55,704  $     46,567
     Information Solutions............................       (2,256)         (625)         (897)
                                                        ------------  ------------  ------------
                                                             64,677        55,079        45,670
   Other..............................................        1,584        (1,268)        2,563
                                                        ------------  ------------  ------------
                                                             66,261        53,811        48,233
   Securities and other gains, net....................       26,857        30,373        18,925
   Income from equity investments, net................          417         1,539         2,731
   Interest and financing.............................      (22,359)      (23,916)      (19,538)
   General corporate expense, net.....................       (9,612)       (8,661)       (6,111)
   Minority interest..................................      (25,727)      (19,934)      (13,853)
                                                       ------------  ------------  ------------
   Earnings before taxes on income.................... $     35,837  $     33,212  $     30,387
                                                       ------------  ------------  ------------
 DEPRECIATION AND AMORTIZATION
   Information Technology
     Microcomputer Systems and Services............... $     12,507  $      9,600  $      6,866
     Information Solutions............................        2,534         2,993         2,879
                                                       ------------  ------------  ------------
                                                             15,041        12,593         9,745
   Other.............................................         1,782         7,051         6,392
   General Corporate.................................         1,309         1,001           790
                                                       ------------  ------------  ------------
                                                       $     18,132  $     20,645  $     16,927
                                                       ------------  ------------  ------------

CAPITAL EXPENDITURES
   Information Technology
     Microcomputer Systems and Services...............  $     22,418  $     42,135  $      5,999
     Information Solutions............................           955           492           178
                                                        ------------  ------------  ------------
                                                              23,373        42,627         6,177
   Other.............................................          3,921         4,922         4,573
   General Corporate.................................          4,020         2,435           541
                                                        ------------  ------------  ------------
                                                        $     31,314  $     49,984  $     11,291
 ASSETS EMPLOYED
   Information Technology
     Microcomputer Systems and Services..............   $    470,782  $    700,773  $    514,674
     Information Solutions..........................          14,077        12,946        12,828
                                                        ------------  ------------  ------------
                                                             484,859       713,719       527,502
   Other............................................                        49,570        61,583
   General Corporate................................         229,682       172,781       153,789
                                                        ------------  ------------  ------------
                                                        $    714,541  $    936,070  $    742,874
                                                        ------------  ------------  ------------
                                                        ------------  ------------  ------------

------------------------
Information Technology consists of the delivery of personal computer services, including procurement and configuration of personal computers, application software and related products, network integration, and technical support;
and the design, development, sale and implementation of enterprise-wide asset tracking software management solutions.

Other includes Pioneer Metal Finishing and Premier Solutions which were sold during 1997 and Commercial Real Estate which was sold during 1996.

                          SAFEGUARD SCIENTIFICS, INC.

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

DECEMBER 31                                                                          1997        1996
-------------------------------------------------------------------------------- ----------  ----------

ASSETS
   CURRENT ASSETS
     Cash and cash equivalents.................................................. $    5,382  $   12,881
     Receivables less allowances ($2,872-1997; $3,088-1996).....................    187,385     399,403
     Inventories................................................................    198,053     234,543
     Other current assets.......................................................      6,459       7,239
                                                                                 ----------  ----------
       Total current assets.....................................................    397,279     654,066
 PROPERTY, PLANT, AND EQUIPMENT.................................................    105,188     118,394
   Less accumulated depreciation and amortization...............................    (28,221)    (39,525)
                                                                                 ----------  ----------
     Total property, plant, and equipment, net..................................     76,967      78,869
   OTHER ASSETS
     Investments................................................................    185,111     134,844
     Notes and other receivables................................................     21,035       9,038
     Excess of cost over net assets of businesses acquired, net.................     26,168      30,286
     Other......................................................................      7,981      28,967
                                                                                 ----------  ----------
       Total other assets.......................................................    240,295     203,135
                                                                                 ----------  ----------
       TOTAL ASSETS............................................................. $  714,541  $  936,070
                                                                                 ----------  ----------
                                                                                 ----------  ----------
 LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
     Current debt obligations................................................... $    3,396  $    8,640
     Accounts payable...........................................................     74,025     221,992
     Accrued expenses...........................................................     91,857      77,904
                                                                                 ----------  ----------
       Total current liabilities................................................    169,278     308,536
 LONG-TERM DEBT.................................................................    127,089     252,725
 DEFERRED TAXES.................................................................     20,044      18,311
 MINORITY INTEREST AND OTHER....................................................    100,179      85,356
 CONVERTIBLE SUBORDINATED NOTES.................................................     90,881     102,131
 SHAREHOLDERS' EQUITY
   Common stock, par value $.10 a share
     Authorized 100,000,000 shares; Issued 32,799,342 Shares....................      3,280       3,280
  Additional paid-in capital....................................................     49,952      35,566
   Retained earnings............................................................    151,471     129,970
   Treasury stock, at cost (1997-1,563,626 shares; 1996-2,231,829 shares).......    (13,339)     (7,165)
   Net unrealized appreciation on investments...................................     15,706       7,360
                                                                                 ----------  ----------
     Total shareholders' equity.................................................    207,070     169,011
                                                                                 ----------  ----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................................... $  714,541  $  936,070
                                                                                 ----------  ----------
                                                                                 ----------  ----------

------------------------
See notes to consolidated financial statements.

                          SAFEGUARD SCIENTIFICS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

YEAR ENDED DECEMBER 31                               1997          1996          1995
-----------------------------------------------  ------------  ------------  ------------

REVENUES
   Net sales
     Product...................................  $  1,724,220  $  1,856,889  $  1,380,371
     Services..................................       261,005       205,920       137,369
                                                 ------------  ------------  ------------
   Total net sales.............................     1,985,225     2,062,809     1,517,740
   Securities and other gains, net.............        26,857        30,373        18,925
   Other income................................        12,932         8,646         9,132
                                                 ------------  ------------  ------------
     Total revenues............................     2,025,014     2,101,828     1,545,797
 COSTS AND EXPENSES
   Cost of sales--product......................     1,534,310     1,655,893     1,219,055
   Cost of sales--services.....................       164,882       137,065        92,277
   Selling and service.........................       136,646       128,467        92,998
   General and administrative..................        87,538        84,235        63,493
   Depreciation and amortization...............        18,132        20,645        16,927
   Interest and financing......................        22,359        23,916        19,538
   Income from equity investments, net.........          (417)       (1,539)       (2,731)
                                                 ------------  ------------  ------------
     Total costs and expenses..................     1,963,450     2,048,682     1,501,557
                                                 ------------  ------------  ------------
 EARNINGS BEFORE MINORITY INTEREST
 AND TAXES ON INCOME...........................        61,564        53,146        44,240
   Minority interest...........................       (25,727)      (19,934)      (13,853)
                                                 ------------  ------------  ------------
EARNINGS BEFORE TAXES ON INCOME................        35,837        33,212        30,387
   Provision for taxes on income...............        14,336        13,285        12,124
                                                 ------------  ------------  ------------
 NET EARNINGS..................................   $    21,501  $     19,927  $     18,263
                                                 ------------  ------------  ------------
                                                 ------------  ------------  ------------
 EARNINGS PER SHARE
   Basic.......................................   $       .69  $        .67  $        .63
   Diluted.....................................   $       .66  $        .61  $        .53
 AVERAGE COMMON SHARES OUTSTANDING
   Basic.......................................        31,249        29,900        29,052
   Diluted.....................................        31,996        31,348        30,734


------------------------
See notes to consolidated financial statements.

                          SAFEGUARD SCIENTIFICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

YEAR ENDED DECEMBER 31                                              1997        1996       1995
--------------------------------------------------------------  ----------  ----------  ---------

OPERATING ACTIVITIES
   Net earnings...............................................  $   21,501  $   19,927  $  18,263
   Adjustments to reconcile net earnings to cash
   provided (used) by operating activities
     Depreciation and amortization............................      18,132      20,645     16,927
     Deferred income taxes....................................      (2,566)      1,910      7,968
     Income from equity investments, net......................        (417)     (1,539)    (2,731)
     Securities and other gains, net..........................     (26,857)    (30,373)   (18,925)
     Minority interest, net...................................      15,436      11,960      8,419
   Cash provided (used) by changes in working
   capital items
     Receivables..............................................     210,578    (113,719)   (30,113)
     Inventories..............................................      35,498     (36,595)   (41,298)
     Accounts payable, accrued expenses, and other............    (123,759)     38,454     36,310
                                                                ----------  ----------  ---------
   Cash provided (used) by operating activities...............     147,546     (89,330)    (5,180)
   Proceeds from securities and other gains, net..............      71,318      53,350     24,952
                                                                ----------  ----------  ---------
  Cash provided (used) by operating activities and
  securities and other gains, net.............................     218,864     (35,980)    19,772

 OTHER INVESTING ACTIVITIES
   Investments and notes acquired, net........................     (78,412)    (59,270)   (25,707)
   Business acquisitions, net of cash acquired................                  (6,937)    (2,310)
   Capital expenditures.......................................     (31,314)    (49,984)   (11,291)
   Other, net.................................................         449     (14,197)    (8,250)
                                                                ----------  ----------  ---------
 Cash (used) by other investing activities....................    (109,277)   (130,388)   (47,558)

 FINANCING ACTIVITIES
   Net borrowings (repayments) on revolving
   credit facilities..........................................    (117,766)     27,131     22,934
   Net borrowings (repayments) on term debt...................        (168)     24,165     (1,576)
   Issuance of convertible subordinated notes, net............                 112,109
   Repurchase of company common stock.........................      (9,488)                   (33)
   Issuance of company common stock...........................       5,819       5,210      3,771
   Issuance of subsidiary common stock........................       4,517       3,367      2,097
                                                                ----------  ----------  ---------
 Cash provided (used) by financing activities.................    (117,086)    171,982     27,193
                                                                ----------  ----------  ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............      (7,499)      5,614       (593)
 Cash and cash equivalents--beginning of year.................      12,881       7,267      7,860
                                                                ----------  ----------  ---------
 CASH AND CASH EQUIVALENTS--END OF YEAR.......................  $    5,382  $   12,881  $   7,267
                                                                ----------  ----------  ---------
                                                                ----------  ----------  ---------

------------------------
 See notes to consolidated financial statements.

                          SAFEGUARD SCIENTIFICS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                                                                         NET
                                                 COMMON STOCK       ADDITIONAL                  TREASURY STOCK       UNREALIZED
                                           ----------------------    PAID-IN     RETAINED   ---------------------  APPRECIATION ON
                                            SHARES      AMOUNT       CAPITAL     EARNINGS     SHARES     AMOUNT      INVESTMENTS
                                           ----------  ----------   ---------    ---------  ----------  ---------  ---------------

BALANCE--DECEMBER 31, 1994...............  32,799,342  $   3,280    $  23,482    $  91,780   4,348,788  $ (13,228)    $   5,233
  Net earnings...........................                                           18,263
  Stock options exercised, net...........                                 981                 (918,160)     2,790
  Repurchase of common stock.............                                                        4,200        (33)
  Subsidiaries' equity transactions......                              (3,754)
  Net change in unrealized
    appreciation on investments..........                                                                                25,515
                                           ----------  ----------   ---------    ---------  ----------  ---------     ---------
BALANCE--DECEMBER 31, 1995...............  32,799,342      3,280       20,709      110,043   3,434,828    (10,471)       30,748
  Net earnings...........................                                           19,927
  Stock options exercised, net...........                               3,323                 (759,011)     1,887
  Conversion of convertible                                            11,364                 (443,988)     1,419
    subordinated notes...................
  Subsidiaries' equity transactions......                                 170
  Net change in unrealized
    appreciation on investments..........                                                                               (23,388)
                                           ----------  ----------   ---------    ---------  ----------  ---------     ---------
BALANCE--DECEMBER 31, 1996...............  32,799,342      3,280       35,566      129,970   2,231,829     (7,165)        7,360
  Net earnings...........................                                           21,501
  Stock options exercised, net...........                               3,784                 (670,649)     2,035
  Repurchase of common stock.............                                                      390,577     (9,488)
  Conversion of convertible
    subordinated notes...................                               9,371                 (388,131)     1,279
  Subsidiaries' equity transactions......                                 871
  Net change in unrealized
    appreciation on investments..........                                                                                 8,346
                                           ----------  ----------   ---------    ---------  ----------  ---------     ---------
 BALANCE--DECEMBER 31, 1997..............  32,799,342  $   3,280    $  49,952    $ 151,471   1,563,626  $ (13,339)    $  15,706
                                           ----------  ----------   ---------    ---------  ----------  ---------     ---------

------------------------
 See notes to consolidated financial statements.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY-The Company is engaged in the business of identifying, acquiring interests in, and developing partnership companies, most of which are engaged in information technology businesses, broadly defined to include all activities related to the acquisition, processing, and dissemination of information and related technology and services to improve business and personal productivity. The most significant of the Company's partnership companies are engaged in the delivery of personal computer services, including procurement and configuration of personal computers, application software and related products, network integration, and technical support. In addition, partnership companies in the information technology industry are engaged in outsourcing and the development, sale, and implementation of strategic business software and services, imaging equipment and software, multimedia technology and services, and telecommunications technology.

PRINCIPLES OF CONSOLIDATION-The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries, primarily CompuCom Systems, Inc. and Tangram Enterprise Solutions, Inc. The effect of adjustments to the Company's carrying values of these subsidiaries resulting from their underlying equity transactions is included in the Company's Additional Paid-in Capital. Investments in companies owned 50% or less, in which significant influence is exercised, are accounted for on the equity method of accounting. Significant influence is presumed at a 20% ownership level; however, the Company applies the equity method for certain companies in which it owns less than 20% because it exerts significant influence through representation on those companies' Boards of Directors and other means. Certain investments accounted for on the cost method are classified as available-for-sale and are recorded at fair value. The related net unrealized appreciation of these investments of $15.7 million and $7.4 million, which is net of taxes of $8.1 million and $3.8 million, is recorded as a separate component of Shareholders' Equity at December 31, 1997 and 1996, respectively. All other investments are stated at the lower of cost or net realizable value. The Company continually evaluates investments for indications of impairment based on the market value of each investment relative to cost, financial condition, near-term prospects of the investment, and other relative factors. All material intercompany accounts and transactions have been eliminated.

    In 1997, the Company sold its Pioneer Metal Finishing division and all of the assets of Premier Solutions Ltd. and, in 1996, the Company sold its commercial real estate operations. As a result, these entities are only included in the Company's Consolidated Financial Statements through their respective sale dates.

ACCOUNTING ESTIMATES-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS-The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Included in cash and cash equivalents at December 31, 1996 is approximately $7.1 million of investments in institutional money market accounts.

ACCOUNTS RECEIVABLE SECURITIZATIONS-In 1997, CompuCom adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125), which establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. (See Note 3)

INVENTORIES, primarily finished goods, are stated at the lower of average cost or market. The Company continually assesses the appropriateness of the inventory valuations considering obsolete, slow-moving, and non-salable inventory.

PROPERTY, PLANT, AND EQUIPMENT are carried at cost less accumulated depreciation and amortization. Included in property, plant, and equipment was $57.7 million and $56.1 million of land, buildings, and improvements and $47.5 million and $62.3 million of machinery and equipment at December 31, 1997 and 1996, respectively. The provision for depreciation and amortization is based on the estimated useful lives of the assets (buildings and improvements-3 to 33 years; machinery and equipment-3 to 12 years) and is computed primarily on the straight-line method.

EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED is amortized on a straight-line basis primarily over 7 to 10 years. Accumulated amortization at December 31, 1997 and 1996 was $24.0 million and $17.8 million, respectively. The Company continually evaluates goodwill for indications of impairment based on the forecasted undiscounted cash flow from the related business activity (including possible proceeds from a sale of the business). The amount by which the Company's carrying value exceeds its share of the underlying net assets of equity investees is amortized on a straight-line basis which adjusts the Company's share of the investees' earnings or losses.

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

FINANCIAL INSTRUMENTS-The Company's financial instruments, principally cash, accounts receivable, accounts payable, and accrued expenses, are carried at cost which approximates fair value due to the short-term maturity of these instruments. The Company's long-term debt is carried at cost which approximates fair value as the debt bears interest at rates approximating current market rates. At December 31, 1997, the market value of the Company's Convertible Subordinated Notes was approximately $104 million based on quoted market prices.

EARNINGS PER SHARE-At December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128), which supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share" (APB 15), and requires companies to present basic and diluted earnings per share (EPS), instead of primary and fully diluted EPS previously required. All EPS amounts have been restated in accordance with SFAS 128.
(See Note 7)

    EPS is computed on net earnings using the weighted-average number of common shares outstanding during each year. Dilutive EPS includes common stock equivalents (unless anti-dilutive) which would arise from exercise of stock options and conversion of other convertible securities and is adjusted, if applicable, for the effect on net earnings of such transactions. Dilutive EPS calculations adjust net earnings for the dilutive effect of common stock equivalents and convertible securities issued by the Company's public investees.

REVENUE RECOGNITION--Product sales are generally recognized upon shipment with provisions made for anticipated returns, which historically have been immaterial. Services sales are generally recognized when the service is rendered or ratably if performed over a service contract period.

VENDOR PROGRAMS--CompuCom receives volume incentives and rebates from certain manufacturers related to sales of certain products which are recorded as a reduction of cost of sales when earned. CompuCom also receives manufacturer reimbursements for certain training, promotional, and marketing activities that offset the expenses incurred by CompuCom.

STOCK-BASED COMPENSATION--The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) for stock options and other stock-based awards while disclosing pro forma net earnings and net earnings per share as if the fair value method had been applied in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). (See Note 8)

2. INVESTMENTS

    The following summarizes the Company's investments at December 31, 1997 and 1996 (in thousands). Investments are classified according to the applicable accounting method at December 31, 1997. Market value reflects the price of publicly-traded securities at the close of business on December 31 of each year. Unrealized appreciation reflects the net excess of market value over carrying value of publicly-traded securities classified as available-for-sale.

                                                     1997                     1996
                                            -----------------------  ----------------------
                                             CARRYING      MARKET     CARRYING     MARKET
DECEMBER 31                                    VALUE       VALUE       VALUE       VALUE
-----------------------------------------   -----------  ----------  ----------  ----------

Equity Investees (voting %)
Cambridge (16%)...........................   $  24,679   $  371,394  $   15,340  $  316,620
ChromaVision (20%)........................       4,689       30,044       3,056
Coherent (32%)............................      14,799      135,008      10,206      94,445
OAO (29%).................................      13,887       43,716      10,132
Sanchez (25%).............................       7,196       89,068       4,346      22,799
USDATA (24%)..............................       7,194       13,325       6,664      14,410
Non-public companies......................      45,339                   24,644
                                            -----------               ----------
                                               117,783                   74,388
Brandywine Realty Trust...................       8,519       13,851       8,519       9,695
Diamond...................................       1,526       14,717       1,769
Integrated Systems Consulting Group.......       1,891        7,785       1,891       9,770
National Media............................       2,035        1,563       2,035       7,790
Sybase....................................       4,407        2,967      13,733       9,059
Other public companies....................         432        1,723         989       2,005
Unrealized appreciation...................      23,796                   11,152
Non-public companies......................      24,722                   20,368
                                            -----------               ----------
                                             $ 185,111               $  134,844
                                            -----------               ----------
                                            -----------               ----------

    The following summarized financial information for investees accounted for on the equity method of accounting at December 31, 1997 has been compiled from the financial statements of the respective investees and reflects certain historical adjustments (in thousands):


BALANCE SHEETS
DECEMBER 31                                       1997        1996
--------------------------------------------  ----------  ----------

Current assets..............................  $  409,867  $  265,771
Non-current assets..........................     157,278     101,639
                                              ----------  ----------
Total assets................................  $  567,145  $  367,410
                                              ----------  ----------
                                              ----------  ----------
Current liabilities.........................  $  179,691  $  131,030
Non-current liabilities.....................      27,388      17,480
Shareholders' equity........................     360,066     218,900
                                              ----------  ----------
Total liabilities and equity................  $  567,145  $  367,410
                                              ----------  ----------
                                              ----------  ----------


RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31                           1997        1996        1995
--------------------------------------------  ----------  ----------  ----------

Net Sales
  Public companies..........................  $  615,716  $  426,800  $  302,974
  Non-public companies
      RMS...................................      90,946      83,811      93,688
      DocuCorp..............................      40,834      32,171      24,570
      MultiGen..............................      11,205       8,071       7,860
      Other.................................      46,481      28,188      22,411
                                              ----------  ----------  ----------
                                              $  805,182  $  579,041  $  451,503
                                              ----------  ----------  ----------
                                              ----------  ----------  ----------
Net Income..................................  $   30,365  $   23,911  $   21,080
                                              ----------  ----------  ----------
                                              ----------  ----------  ----------

Average cost is generally used to compute securities and other gains. Securities and other gains are net of related costs, charges incurred in the disposition of the investments, and provisions for other investments and notes. The following summarizes significant pre-tax gains from securities and other gains (in millions):


YEAR ENDED DECEMBER 31                           1997         1996        1995
--------------------------------------------  ---------    ---------    ---------
Cambridge...................................  $    18.8    $    18.6    $     0.7
Coherent....................................                    15.1          5.5
Premier.....................................        6.3
Diamond.....................................        5.4
ChromaVision................................        3.9
Pioneer.....................................        3.4
Venture Funds...............................        2.3           .2          3.4
Sanchez.....................................                     5.3
Sybase......................................       (3.0)        (4.5)
Other.......................................      (10.2)        (4.3)         9.3
                                              ---------    ---------    ---------
                                               $   26.9    $    30.4    $    18.9
                                              ---------    ---------    ---------
                                              ---------    ---------    ---------

    Securities and other gains in 1997 include the results of the open market sales of a portion of the Company's interest in Cambridge, the sale of shares of Diamond and ChromaVision in rights offerings to the Company's shareholders, distributions from the Company's associated venture funds, and the sale of Premier. Also in 1997, the Company sold its Pioneer Metal Finishing division to the management group at Pioneer for a combination of cash, subordinated notes and assumed obligations. The Company recorded a gain of $3.4 million and deferred an additional gain pending collection of the notes from the management group and resolution of certain ongoing obligations of the Company with respect to Pioneer. Partially offsetting these 1997 gains was a write-down of the Company's holdings in Sybase due to the other than temporary decline in the market price of that stock, charges incurred in the disposition of investments, and provisions for other investments and notes.

    Securities and other gains in 1996 included the results of the open market sales of a portion of the Company's interests in Coherent and Cambridge and the sale of shares of Integrated Systems Consulting Group and Sanchez in rights offerings to the Company's shareholders. Securities and other gains in 1996 also included the sale of the Company's remaining interest in Gandalf, the Company's share of CompuCom's gain from the sale of substantially all of its holdings in PC Service Source, and the sale of the Company's commercial real estate operations. Partially offsetting these gains was a write-down of the Company's holdings in Sybase due to the other than temporary decline in the market price of that stock. Securities and other gains in 1995 included the open market sales of the Company's remaining interest in Novell, the open market sales of a portion of its interests in Coherent and Gandalf, and distributions from the Company's associated venture funds. Partially offsetting the 1996 and 1995 securities and other gains were charges incurred in the disposition of investments and provisions for other investments and notes.

3. DEBT

The following is a summary of long-term debt (in thousands):

DECEMBER 31                                              1997           1996
----------------------------------------------------  ----------    -----------

Parent Company and Other Recourse Debt
Revolving credit facilities.........................  $   22,200
Pioneer Metal Finishing.............................                 $   11,870
Other...............................................       7,822          4,281
                                                       ----------    ----------
                                                           30,022        16,151
 Subsidiary Debt (Non-Recourse to Parent)
 CompuCom............................................     100,425       239,946
 Premier Solutions...................................                     4,912
 Other...............................................          38           356
                                                       ----------    ----------
                                                          100,463       245,214
                                                       ----------    ----------
 Total debt..........................................     130,485       261,365
 Current debt obligations............................      (3,396)       (8,640)
                                                       ----------    ----------
 Long-term debt......................................  $  127,089    $  252,725
                                                       ----------    ----------
                                                       ----------    ----------

    In 1997, the Company amended its bank revolving credit facility which increased the borrowing availability under this facility from $100 million to $150 million, reduced the interest rate of borrowings on LIBOR traunches by .5% to LIBOR plus 1.25%, and extended the maturity to May 2001. The bank revolving credit facility is secured by certain equity securities the Company holds of its publicly-traded partnership companies, including CompuCom. The bank revolving credit facility bears interest at the prime rate and/or, at the Company's option, at LIBOR (approximately 5.7% at December 31, 1997) plus 1.25% and is subject to a commitment fee of .25% on the unused portion. At December 31, 1997, $6.1 million is outstanding under the bank revolving credit facility. The Company borrowed a maximum of $15.8 million and $67.5 million during 1997 and 1996, respectively. The Company is increasing the availability under the bank revolving credit facility to $200 million in the first half of 1998.

    The Company had aggregate indebtedness of $16.1 million under revolving credit facilities to certain partnership companies as of December 31, 1997. These facilities are payable on demand, and bear interest at the Company's effective borrowing rate less .75%. The Company has the intent and ability, if necessary, to repay these facilities with proceeds from its bank revolving credit facility; accordingly, they are classified as long-term.

    CompuCom has $325 million of separate, independent financing arrangements which are secured by certain assets of CompuCom and consist of a $125 million working capital facility, a $175 million Receivables Securitization Facility ("Securitization Facility"), and a $25 million real estate loan (collectively, the "credit agreements"). In 1997, CompuCom amended its credit agreements, increasing the availability under its Securitization Facility to $175 million from $100 million and reducing the working capital facility to $125 million from $200 million. The interest rate on the working capital facility and the real estate loan is LIBOR plus .75%, subject to adjustment based on certain performance criteria.

    Under the terms of CompuCom's Securitization Facility, CompuCom sells, on a revolving basis, an interest in a portion of its accounts receivable. During 1997, the Securitization Facility was amended such that the sale of its receivables is required to be accounted for in accordance with SFAS 125. CompuCom is retained as servicer of the receivables; however, the cost to service the receivables is not material. The interest rate applicable to the Securitization Facility is based upon the bank's commercial paper rate (4.95% at December 31, 1997) plus 55 basis points. Discounts associated with the sale of receivables totaled $4.7 million for 1997 and are included in "Interest and financing" in the Consolidated Statements of Operations.

    In 1997, CompuCom extended the maturity of its credit agreements to November 2002, except for the $25 million real estate loan which is due in quarterly installments beginning April 1999. CompuCom is currently evaluating other permanent financing options for the real estate loan. Of the $325 million of availability, $272 million was utilized at December 31, 1997 (including $175 million under the off-balance sheet Securitization Facility).

    The credit facilities of the Company and CompuCom generally require some or all of the following: the maintenance of specified levels of tangible net worth, debt to tangible net worth and net earnings, specified interest coverage ratios, and limitations on the amount available for dividends, capital expenditures, investments, and third party guarantees. The aggregate net assets of subsidiaries which are restricted and unavailable for dividends at December 31, 1997 is approximately $107 million.

    Aggregate maturities of long-term debt during future years are (in millions): $3.4-1998; $1.9-1999; $4.3-2000; $30.5-2001; $84.4-2002 and
$6.0-thereafter.

    Interest paid in 1997, 1996, and 1995 was $21.9 million, $22.0 million, and $19.2 million, respectively, of which $5.8 million and $3.4 million in 1997 and 1996, respectively, related to the Company's Convertible Subordinated Notes and $1.1 million and $2.0 million in 1996 and 1995, respectively, related to commercial real estate debt.

4. CONVERTIBLE SUBORDINATED NOTES

    In February 1996, the Company issued $115 million of 6% Convertible Subordinated Notes ("Notes") due February 1, 2006. The Notes are convertible into the Company's Common Stock at $28.985 per share. Interest is payable semi-annually. The Notes are redeemable in whole or in part at the option of the Company on or after February 2, 1999 for a maximum of 104% of face value depending on the date of redemption and subject to certain restrictions.

    In November 1996 and February 1997, approximately $12.9 million and $11.3 million of Notes, respectively, were converted into 443,988 and 388,131 shares, respectively, of the Company's Common Stock. The Company recorded in Shareholders' Equity the principal amount of the converted debt along with forfeited interest and a proportionate share of the related unamortized deferred charges. In February 1998, approximately $18.5 million of Notes were converted into 639,500 shares of the Company's Common Stock.

5. LEASES

    The Company conducts a portion of its operations in leased facilities and leases machinery and equipment under leases expiring at various dates to 2004.

    Future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 1997 are (in millions): $8.8-1998; $7.8-1999; $5.7-2000; $3.7-2001; $2.0-2002 and
$3.1-thereafter.

    Total rental expense under operating leases was $10.2 million, $14.5 million, and $8.9 million in 1997, 1996, and 1995, respectively.


6. INCOME TAXES

    The provision for income taxes is comprised of the following (in thousands):

YEAR ENDED DECEMBER 31                                      1997       1996       1995
-------------------------------------------------------  ---------  ---------  ---------

Current.................................................  $  16,902  $  11,375  $   4,156
 Deferred...............................................     (2,566)     1,910      7,968
                                                          ---------  ---------  ---------
                                                          ---------  ---------  ---------

                                                          $  14,336  $  13,285  $  12,124
 State taxes on income included above...................  $   2,235  $   1,607  $   1,248
                                                          ---------  ---------  ---------
                                                          ---------  ---------  ---------

    Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to earnings before income taxes as a result of the following:

YEAR ENDED DECEMBER 31                                      1997       1996       1995
--------------------------------------------------------  ---------  ---------  ---------

Statutory tax provision.................................      35.0%      35.0%      35.0%
 Increase (decrease) in taxes resulting from:
   Non-deductible goodwill amortization.................       3.4        4.1        3.9
   Book/tax basis difference on securities sold.........                  (.9)       (.2)
   State taxes, net of federal tax benefit..............       4.1        3.1        2.7
   Income taxed at rates other than statutory rate......      (2.5)      (1.3)      (1.5)
                                                              ----       ----       ----
                                                              40.0%      40.0%      39.9%
                                                              ----       ----       ----
                                                              ----       ----       ----

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                               1997        1996
----------------------------------------------------------- ----------   ----------

Deferred tax assets:
   Subsidiary/investee carrying values.....................  $    3,539  $    1,292
   Accounts receivable allowances..........................       1,034         806
   Inventories, reserves, and tax capitalized costs........       5,141       6,694
   Other...................................................       2,522       1,768
                                                             ----------   ---------
 Gross deferred tax assets.................................      12,236      10,560
   Less valuation allowance................................      (1,600)     (1,600)
                                                             ----------   ---------
 Deferred tax assets.......................................      10,636       8,960
                                                             ----------   ---------
                                                             ----------   ---------
 Deferred tax liabilities:
   Subsidiary/investee carrying values.....................     (11,522)     (9,371)
   Accelerated depreciation................................      (4,521)     (4,760)
   Unrealized appreciation on investments..................      (8,091)     (3,792)
   Other...................................................      (6,546)     (9,348)
                                                             ----------   ---------
 Deferred tax liabilities..................................     (30,680)    (27,271)
                                                             ----------   ---------
 Net deferred tax liabilities..............................  $  (20,044) $  (18,311)
                                                             ----------   ---------
                                                             ----------   ---------

    The valuation allowance relates to the uncertainty surrounding the realization of tax benefits attributable to the difference between the book basis and tax basis of certain of the Company's investments. Tax benefits recognized in the future relating to the valuation allowance for deferred tax assets as of December 31, 1997 will be reported as an income tax benefit in the Consolidated Statements of Operations.

    Income taxes paid were $13.5 million, $18.4 million, and $10.9 million in 1997, 1996, and 1995, respectively.

    The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of certain of its subsidiaries (such difference relates primarily to unremitted earnings of the subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in these subsidiaries tax-free.

7. EARNINGS PER SHARE

    The calculations of earnings per share (EPS) were (in thousands except per share amounts):

YEAR ENDED DECEMBER 31                                          1997       1996       1995
----------------------------------------------------------- ----------  ---------  ---------

Basic EPS
 Net earnings..............................................  $  21,501  $  19,927  $  18,263
   Average common shares outstanding.......................     31,249     29,900     29,052
 Basic EPS.................................................  $     .69  $     .67  $     .63
                                                             ---------  ---------  ---------
 Diluted EPS
 Net earnings..............................................  $  21,501  $  19,927  $  18,263
 Adjustment (a)............................................       (328)      (779)    (1,937)
                                                             ---------  ---------  ---------
 Adjusted net earnings.....................................     21,173     19,148     16,326
 Average common shares outstanding.........................     31,249     29,900     29,052
 Effect of dilutive options................................        747      1,448      1,682
                                                             ---------  ---------  ---------
 Average number of common shares assuming dilution.........     31,996     31,348     30,734
 Diluted EPS...............................................  $     .66  $     .61  $     .53
                                                             ---------  ---------  ---------


------------------------
 (a) Net earnings are adjusted for the dilutive effect of public investee common stock equivalents and convertible securities.

    Options to purchase approximately 502,000, 91,000, and 527,000 shares of Common Stock at an average price of $32.56, $35.07, and $22.71 per share at December 31, 1997, 1996, and 1995, respectively, were anti-dilutive and are not included in the calculations of diluted EPS because the options' exercise price was greater than the average market price of common shares for each respective period. Shares issuable upon the conversion of the Company's Convertible Subordinated Notes (See Note 4) at December 31, 1997 and 1996 were anti-dilutive and are not included in the calculations of diluted EPS.

    From March 1997 through February 1998, the Company repurchased $10.3 million of its Common Stock in the open market at prices ranging from $17.69 to $31.63 and is authorized to purchase up to an additional $20 million.

8. STOCK-BASED COMPENSATION

    Options may be granted to Company employees, directors, and consultants under various stock option plans. Generally, outstanding options vest over periods not exceeding four years after the date of grant and expire eight years after the date of grant. To the extent allowable, all grants are incentive stock options. All options granted under the plans to date have been at prices which have been equal to the fair market value at the date of grant. At December 31, 1997, the Company reserved approximately 2.5 million shares of Common Stock for possible future issuance under its stock option plans. Several subsidiaries also maintain stock option plans for their employees and directors.

    Option activity under the Company's plans is summarized below (in thousands except per share amounts):

                                                        1997                       1996                        1995
                                             --------------------------  ------------------------  -----------------------
                                                            WEIGHTED                   WEIGHTED                   WEIGHTED
                                                             AVERAGE                    AVERAGE                    AVERAGE
                                                            EXERCISE                   EXERCISE                   EXERCISE
                                               SHARES          PRICE        SHARES        PRICE     SHARES           PRICE
                                             -----------  -------------  -----------  -----------  --------     ----------

Outstanding at beginning of year.........       2,078     $   10.82         2,702    $    7.11        3,104      $    3.16
Options granted..........................         350         31.59           190        32.96          527          22.71
Options exercised........................        (673)         4.56          (774)        2.86         (919)          2.73
Options canceled.........................         (18)        22.88           (40)       19.24          (10)          3.93
                                                -----        ------         -----   -----------    --------      ---------
Outstanding at end of year...............       1,737     $   17.58         2,078    $   10.82        2,702      $    7.11
                                                -----        ------         -----   -----------    --------      ---------
Options exercisable at year-end..........         867                       1,150                     1,220
Shares available for future grant........         807                       1,139                     1,255
                                                -----        ------         -----                  -------


    The following summarizes information about the Company's stock options outstanding at December 31, 1997:


                                             OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                                 ---------------------------------------------    ----------------------------------
                                                     WEIGHTED
                                                     AVERAGE          WEIGHTED                            WEIGHTED
                                  NUMBER           REMAINING          AVERAGE           NUMBER            AVERAGE
   RANGE OF EXERCISE PRICES     OUTSTANDING     CONTRACTUAL LIFE      EXERCISE         EXERCISABLE        EXERCISE
                              (IN THOUSANDS)      (IN YEARS)           PRICE        (IN THOUSANDS)         PRICE
----------------------------  --------------  -------------------  -----------    ----------------    ------------

 $   2.04    --    $  3.58        305               2.9           $    2.71               305         $    2.71
     3.92    --       5.75        426               4.2                4.40               269              4.38
    21.00    --      22.00        228               5.8               21.63               130             21.64
    23.50    --      26.13        276               6.2               23.79               125             23.50
    29.25    --      39.88        502               7.5               32.56                38             33.66
             --
                 ---------      -----               ---              ------               ---            ------
 $   2.04    --  $   39.88      1,737               5.4           $   17.58               867         $   10.43
      --         ---------      -----               ---              ------               ---            ------
      --         ---------      -----               ---              ------               ---            ------


The Company, its subsidiaries, and its investees accounted for on the equity method apply APB 25 and related interpretations in accounting for stock option plans. Had compensation cost been recognized consistent with SFAS 123, the Company's consolidated net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):


YEAR ENDED DECEMBER 31                       1997       1996       1995
-----------------------------------------  ---------  ---------  ----------

Consolidated net earnings
       As reported........................  $  21,501  $  19,927  $  18,263
       Pro forma..........................  $  17,314  $  15,986  $  16,799
 Earnings per share
   Basic
       As reported........................  $     .69  $     .67  $     .63
       Pro forma..........................  $     .55  $     .53  $     .58
   Diluted
       As reported........................  $     .66  $     .61  $     .53
       Pro forma..........................  $     .53  $     .48  $     .48
 Per share weighted-average fair
 value of stock options issued on
 date of grant............................  $   14.97  $   14.64  $    9.83
                                            ---------  ---------  ---------
                                            ---------  ---------  ---------

    The following range of assumptions were used by the Company, its subsidiaries, and its investees accounted for on the equity method to determine the fair value of stock options granted in 1997, 1996, and 1995 using the Black-Scholes option-pricing model:

                                                            SUBSIDIARIES
                                                                 AND
                                             COMPANY           INVESTEES
---------------------------------------  ---------------   ---------------

Dividend yield..........................               0%                0%
 Expected volatility....................       40% to 45%        30% to 64%
 Average expected option life...........          5 years  3-1/2 to 6 years
 Risk-free interest rate................     5.4% to 6.8%      5.4% to 7.1%
                                          ---------------  ---------------


    The full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma consolidated net earnings amounts presented above because compensation cost is reflected over an option's vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

9. PARENT COMPANY FINANCIAL INFORMATION

    Condensed Financial Information is provided to reflect the results of operations and financial position of the "Parent Company", or the Company without the effect of consolidating its less than wholly-owned subsidiaries. The Company presents complete Condensed Financial Information in Schedule I to its Form 10- K.

    The following summarizes the Parent Company Balance Sheets of Safeguard Scientifics, Inc. and its wholly-owned subsidiaries (in thousands). These Parent Company Balance Sheets differ from the Consolidated Balance Sheets due to the exclusion of the assets and liabilities of the Company's less than wholly-owned subsidiaries, primarily CompuCom and Tangram, with the carrying values of these companies included in "Investments".

BALANCE SHEETS

DECEMBER 31                                              1997        1996
-----------------------------------------------------    ----------  ----------

Assets
   Current assets.....................................  $   11,710  $   30,681
   Investments........................................     310,877     241,490
   Other..............................................      37,567      45,542
                                                         ----------  ----------
 Total assets.........................................  $  360,154  $  317,713
                                                         ----------  ----------
                                                         ----------  ----------
Liabilities & Shareholders' Equity
   Current liabilities................................   $   18,525  $   21,992
   Long-term debt.....................................       29,689      12,591
   Other liabilities..................................       13,989      11,988
   Convertible subordinated notes.....................       90,881     102,131
   Shareholders' equity...............................      207,070     169,011
                                                         ----------  ----------
 Total liabilities & shareholders' equity.............   $  360,154  $  317,713
                                                         ----------  ----------
                                                         ----------  ----------

    The following summarizes the Company's investments in less than wholly-owned subsidiaries (in thousands). Market value reflects the price of publicly-traded securities at the close of business on December 31 of each year.

                                            1997                     1996
                                   -----------------------  -----------------------
                                    CARRYING      MARKET      CARRYING      MARKET
DECEMBER 31                          VALUE        VALUE         VALUE       VALUE
-----------------------------      -----------  ----------  -----------  ----------

CompuCom.....................      $ 122,613   $  211,504   $ 101,664   $  267,862
 Tangram.....................          3,153       68,570       5,907       62,692
 Cambridge...................         24,679      371,394      15,340      316,620
 Coherent....................         14,799      135,008      10,206       94,445
 Other public................         75,572      218,759      64,286       75,528
 Other.......................         70,061                   44,087
                                   -----------              -----------
                                   $ 310,877                $ 241,490
                                   -----------              -----------
                                   -----------              -----------

    The following summarizes the Parent Company Statements of Operations of Safeguard Scientifics, Inc. and its wholly-owned subsidiaries (in thousands). 1997 includes net sales and cost of sales and operating expenses of $16.0 million and $14.6 million, respectively, related to Pioneer which was sold in mid-1997. These Parent Company Statements of Operations differ from the Consolidated Statements of Operations by excluding the revenues and related costs and expenses of the Company's less than wholly-owned subsidiaries, primarily CompuCom and Tangram, with the Company's share of the earnings or losses of these companies reflected in the caption "Equity income, net".

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31                                  1997       1996       1995
---------------------------------------------------  ---------  ---------  ---------

Revenues
   Net sales.......................................  $  15,982  $  30,286  $  35,628
   Securities and other gains, net.................     24,025     26,011     17,464
   Other income....................................     14,223     10,273      9,210
                                                     ---------  ---------  ---------
     Total revenues................................     54,230     66,570     62,302
                                                     ---------  ---------  ---------
                                                     ---------  ---------  ---------
 Costs and Expenses
   Cost of sales and operating expenses............     45,389     54,376     54,139
   Equity income, net..............................    (14,873)   (12,345)   (12,655)
                                                     ---------  ---------  ---------
     Total costs and expenses......................     30,516     42,031     41,484
                                                     ---------  ---------  ---------
                                                     ---------  ---------  ---------
 Earnings Before Taxes on Income...................     23,714     24,539     20,818
 Provision for taxes on income.....................      2,213      4,612      2,555
                                                     ---------  ---------  ---------
 Net Earnings......................................  $  21,501  $  19,927  $  18,263
                                                     ---------  ---------  ---------
                                                     ---------  ---------  ---------

10. PREFERRED STOCK

    Shares of Preferred Stock, par value $10 a share, are voting and are issuable in one or more series with rights and preferences as to dividends, redemption, liquidation, sinking funds, and conversion determined by the Board of Directors. At December 31, 1997 and 1996, there were 55,423 shares authorized and none outstanding.

11. COMMITMENTS AND CONTINGENCIES

    The Company and its subsidiaries are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

    In connection with certain investments, the Company is contingently obligated for approximately $40 million in bank loan and other guarantees and approximately $100 million for possible future investments, including committed capital to various venture funds and private equity partnerships.

The Board of Directors and Shareholders
Safeguard Scientifics, Inc.
Wayne, Pennsylvania

    We have audited the accompanying consolidated balance sheets of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain nonsubsidiary investee companies. The Company's investment in these nonsubsidiary investee companies at December 31, 1997 was $75.8 million and its equity in earnings of these nonsubsidiary investee companies was $6.0 million for the year ended December 31, 1997. The financial statements of these nonsubsidiary investee companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these nonsubsidiary investee companies, is based solely on the reports of the other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP
Philadelphia, Pennsylvania
February 7, 1998

               STATEMENT OF MANAGEMENT'S FINANCIAL RESPONSIBILITY

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

    KPMG Peat Marwick LLP is engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, Safeguard Scientifics, Inc.'s financial condition and operating results in accordance with generally accepted accounting principles. The scope of their engagement included a review of the internal control system, tests of the accounting records, and other auditing procedures to the extent deemed necessary to render their opinion on the financial statements. Their report is presented above.

    The Audit Committee of the Board of Directors meets with the independent auditors and management to satisfy itself that they are properly discharging their responsibilities. The auditors have direct access to the Audit Committee.

Safeguard Scientifics, Inc.

/s/ Michael W. Miles
Michael W. Miles
Senior Vice President and Chief Financial Officer

                          SAFEGUARD SCIENTIFICS, INC.
                            QUARTERLY FINANCIAL DATA
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

    In the opinion of the Company, the following unaudited quarterly data includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of operations for such periods.

                                                                  QUARTER ENDED
                                                               ----------------------
                                                    MARCH 31    JUNE 30     SEPT. 30    DEC. 31
                                                   ----------  ----------  ----------  ----------
 Net Sales.......................................  $  447,576  $  502,706  $  505,312  $  529,631
 After-tax Operating Earnings*...................       2,559       5,437       5,476       7,351
 After-tax Securities and Other Gains, Net.......       4,321       4,103       4,010       3,680
 Net Earnings....................................       4,492       5,636       5,265       6,108
 Earnings Per Share
   Basic.........................................         .14         .18         .17         .20
   Diluted.......................................         .14         .17         .16         .19
 1996
 Net Sales.......................................  $  430,097  $  527,442  $  515,338  $  589,932
 After-tax Operating Earnings*...................       3,308       5,140       2,176       3,040
 After-tax Securities and Other Gains, Net.......       3,408       3,767       4,882       6,166
 Net Earnings....................................       3,980       5,408       4,745       5,794
 Earnings Per Share
   Basic.........................................         .13         .18         .16         .19
   Diluted.......................................         .12         .16         .15         .18

------------------------
 *   Before securities and other gains, net and minority interest.

Net securities and other gains of varying magnitude have been realized in recent years; prior gains are not necessarily indicative of gains which may be realized in the future.

Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding in each period. Diluted earnings per share calculations adjust net earnings for the dilutive effect of public investee common stock equivalents and convertible securities. Therefore, the sum of the quarters may not necessarily equal the year-to-date earnings per share.

Sales are typically higher in the fourth quarter of each year, reflecting the historically stronger fourth quarter results at CompuCom, the Company's largest subsidiary.

                               COMMON STOCK DATA

    The Company's Common Stock is listed on the New York Stock Exchange (Symbol:
SFE). As of March 9, 1998, there were approximately 24,000 beneficial holders of the Company's Common Stock. The high and low sale prices reported within each quarter for the years ended December 31, 1997 and 1996 are as follows:

                                                 1997                 1996
                                       --------------------  -----------------------
                                         HIGH        LOW       HIGH        LOW
                                       ---------  ---------  ---------  ------------

First Quarter...................       $   32.63   $   16.88    $   29.69  $   21.00
 Second Quarter.................           33.00       19.75        47.44      29.56
 Third Quarter..................           32.06       25.00        39.88      26.00
 Fourth Quarter.................           36.50       27.50        43.50      27.25

 ------------------------
 The high and low sale prices reported in 1998 through March 9 were $37.44 and $30.13, respectively, and the last sale price reported on March 9, 1998 was $36.75.

No cash dividends have been declared in any of the years presented and the Company has no present intention to declare cash dividends.