Form 10-K, Exhibit 13
period 1998-12-31
SAFEGUARD SCIENTIFICS INC ET AL
filed 1999-03-31
CIK 86115

SELECTED FINANCIAL DATA
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)



                                                            1998           1997            1996          1995         1994
                                                         -------------  ------------   ----------     ----------   ----------
Net sales.............................................   $2,275,143     $1,985,225     $2,062,809     $1,517,740   $1,412,026

Net earnings..........................................      110,123(1)      21,501         19,927         18,263       15,740
Earnings per share
    Basic.............................................         3.46(1)         .69            .67            .63          .56
    Diluted...........................................         3.22(1)         .66            .61            .53          .47

Total assets..........................................    1,068,690(2)     714,541(3)     936,070        742,874      617,155

Long-term debt, including current portion
    CompuCom..........................................       83,429        100,425(3)     239,946        123,461      137,310
    Other.............................................      123,981         30,060         21,419        110,835       98,838

Convertible subordinated notes........................       71,345         90,881        102,131             --           --

Shareholders' equity..................................      342,859(1)     207,070        169,011        154,309      110,547


No cash dividends have been declared in any of the years presented, and the Company has no present intention to declare cash dividends.

(1) Increase relates primarily to net securities gains from Coherent/Tellabs transactions (see Note 2 to the Consolidated Financial Statements).
(2) Increase relates primarily to recording the Company's investment in Tellabs at fair value, increased investments, and increased assets at CompuCom resulting from acquisitions in 1998 (see Notes 2 and 10 to the Consolidated Financial Statements).
(3) Reflects the effect of $175 million in off-balance sheet financing at CompuCom which reduced accounts receivable and long-term debt (see Note 3 to the Consolidated Financial
Statements).

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

GENERAL

Safeguard Scientifics, Inc. (the Company) develops and operates emerging growth information technology companies. The Company's present emphasis is in eCommerce, enterprise applications, and network infrastructure, all of which are expected to benefit from the growing use of the Internet as a fundamental business tool. The Company operates as a long-term partner, working closely with its partnership companies to provide various operational and management services to build value in preparation for public rights offerings and beyond. The Company's partnership companies include privately held companies and public companies that together form a community of shared resources. The Company also assists in managing and working with several venture capital funds. The Company's primary goal is to achieve superior returns for its shareholders by bringing companies which it believes are ready for public ownership to its shareholders through the rights offering process. This process gives shareholders the opportunity to acquire direct ownership in selected partnership companies at their initial public offering price. Not all of the Company's private holdings are appropriate for this process; therefore, the Company also considers mergers, sales, traditional initial public offerings, and subscription offerings.

     Consistent with its past approach, the Company plans to acquire interests in early to mid-stage companies that can become leaders in their respective markets. The Company is already active in the Internet through the involvement of over 10 of its partnership companies, including Internet Capital Group. Recognizing the growing importance of the Internet, the Company sponsored the formation of Internet Capital in 1996 to focus exclusively on owning, operating, and managing business-to-business eCommerce companies. The Company owns approximately 26% of Internet Capital's outstanding voting securities at December 31, 1998.

     The Company feels the best way to build future value for its shareholders is to be involved in Internet markets. As the Company acquires interests in more Internet-related companies, it could experience increased volatility in its earnings, as many early stage Internet companies have operating losses. For several years, the Company has had a financial model of exceeding the prior year's quarterly earnings per share (EPS) by $.01. This was essentially accomplished through sales of shares of publicly traded partnership companies. Given the volatility of the technology market, especially Internet-related stocks, the Company will no longer sell shares of publicly traded partnership companies solely to achieve a targeted EPS. As a result, the Company's net earnings could fluctuate significantly from quarter to quarter, depending on when the Company decides to sell those securities. There can be no guarantee that the Company will report net earnings in each period.

EFFECT OF VARIOUS ACCOUNTING METHODS ON THE
CONSOLIDATED FINANCIAL STATEMENTS

The net sales and related costs and expenses of a partnership company are included in the Company's consolidated operating results if the Company owns more than 50% of the outstanding voting securities of the partnership company. Participation of share-holders other than the Company in the earnings or losses of a more than 50% owned partnership company is reflected in the caption "Minority interest" in the Consolidated Statements of Operations. Minority interest adjusts consolidated net earnings to reflect only the Company's share of the earnings or losses of the partnership company. CompuCom Systems, Inc. and Tangram Enterprise Solutions, Inc. are consolidated in 1998 and 1997. Premier Solutions Ltd. and Pioneer Metal Finishing, which were sold in 1997, also were included in the Company's consolidated operating results through their respective sale dates.

     Partnership companies in which the Company owns 50% or less of the outstanding voting securities, in which significant influence is exercised, are accounted for on the equity method of accounting. Significant influence is presumed at a 20% ownership level; however, the Company applies the equity method for certain companies in which it owns less than 20% of the voting interest when it exerts significant influence through representation on those companies' Boards of Directors and other means. On the equity method of accounting, a partnership company's revenues and related costs and expenses are not included in the Company's consolidated operating results; however, the Company's share of the earnings or losses of the partnership company is reflected in the caption "Equity in losses (income) of affiliates" in the Consolidated Statements of Operations.

     The net effect of a partnership company's results of operations on the Company's net earnings is the same under either consolidation accounting or the equity method of accounting, as only the Company's share of the earnings or losses of a partnership company is included in the Company's net earnings in the Consolidated Statements of Operations.

     Partnership companies not consolidated or accounted for on the equity method are accounted for on the cost method of accounting under which the Company's share of the earnings or losses of such companies is not included in the Company's Consolidated Statements of Operations. However, the effect of the change in market value of cost method investments classified as trading securities is reflected in the Company's results of operations each reporting period.

     If the Company's ownership in any of the partnership companies changes significantly, the Company's consolidated revenues and related costs and expenses may fluctuate primarily due to the applicable accounting method used for recognizing its participation in the operating results of that company.

     As mentioned in Operations Overview, the Company's consolidated revenues and related costs and expenses are significantly influenced by the results of operations of CompuCom. At December 31, 1998, the Company owns approximately 51% of CompuCom's outstanding common stock and owns preferred stock which gives it 60% of the vote for CompuCom's directors.

     CompuCom competes in the computer reseller industry which has been undergoing significant transformation and consolidation. Several of CompuCom's competitors have been growing through acquisitions and others have been acquired. In addition, companies previously engaged in the retail channel have begun to enter the corporate reseller market, heightening the competition.

     As a result, while growing internally, CompuCom is also looking to strengthen its market share through acquisitions, including three acquisitions which were completed in 1998. If CompuCom were to use its stock for the acquisitions or if some other dilutive event were to occur, the Company's voting interest in CompuCom could decrease below 50%. Under current generally accepted accounting principles, the Company would cease consolidating CompuCom's results and instead would account for its investment in CompuCom on the equity method provided the Company maintained the ability to exercise significant influence over CompuCom's ordinary course of business. The Company's share of CompuCom's earnings on the equity method versus consolidation would differ only to the extent that the Company's ownership of CompuCom changed. However, the presentation of the Consolidated Statements of Operations and Balance Sheets would change dramatically.

     Note 14 to the Company's Consolidated Financial Statements summarizes the Parent Company Statements of Operations and Balance Sheets of the Company for the same periods presented in the Consolidated Financial Statements. These statements differ from the Consolidated Financial Statements by excluding the revenues, costs, expenses, assets, and liabilities of the Company's less than wholly owned subsidiaries (primarily CompuCom and Tangram) and instead treating these companies as if they were accounted for on the equity method. The Company's share of the results of operations of less than wholly owned subsidiaries is included in "Equity loss (income)" and the carrying value of these companies is included in "Investments" in the Parent Company Statements of Operations and Balance Sheets, respectively.

     Although the Parent Company Statements of Operations and Balance Sheets presented in Note 14 are accurate relative to the Company's historical Consolidated Financial Statements, they are not necessarily indicative of future Parent Company Statements of Operations and Balance Sheets.

OPERATIONS OVERVIEW

The Company's operations have been classified into the following business segments: CompuCom, Tangram, general corporate operations, and other. CompuCom's operations are further defined into two segments-sales of distributed desktop computer products (product) and configuration, network integration, and technology support (service). Tangram's operations include the design, development, sale, and implementation of enterprise-wide asset tracking and software management solutions. General corporate operations consists of developing and operating partnership companies, most of which are engaged in information technology businesses. Other primarily includes Pioneer and Premier which were sold during 1997 and Commercial Real Estate which was sold during 1996.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED
DECEMBER 31, 1997

Net sales increased 15% to $2.3 billion in 1998 compared to $2.0 billion in 1997 as CompuCom experienced a 16% sales increase. The increase at CompuCom was due primarily to a 17% product sales increase resulting from the acquisitions of Computer Integration Corporation (CIC) and Dataflex Corporation (the acquisitions) during the second quarter of 1998. Excluding the acquisitions, CompuCom's product sales increased approximately 4% in 1998, and CompuCom sold 26% more desktop, laptop, and server units. However, a decline in the average sales prices of these units as a result of manufacturer price reductions lessened the impact of this unit growth on sales. Although the trend of declining average sales prices continued to slow in 1998 relative to 1997, CompuCom expects to be continually impacted by this trend in the short-term, as CompuCom must sell more units to generate the same amount of product sales. CompuCom's service sales increased 9% to $257.9 million in 1998 from $236.2 million in 1997, which was primarily due to increases in field engineering, which is driven in part by product unit sales volume and by the acquisitions. Excluding the acquisitions, service sales increased approximately 5%. CompuCom represented 99% of the Company's total consolidated net sales in 1998.

     The Company's overall gross margin was 13.3% in 1998 compared to 14.4% in 1997. The decrease is primarily attributable to reduced gross margins at CompuCom. CompuCom's product gross margin decreased to 9.8% in 1998 compared to 10.4% in 1997. CompuCom attributes this to a decline in billed margins due to heightened competition from other corporate resellers and direct marketers. CompuCom expects to continue to experience declining product gross margins in the short-term. CompuCom's service gross margin was 32.0% in 1998 compared to 35.7% in 1997. The decrease was primarily caused by lower billing per engineer for CompuCom's service personnel, particularly in the systems engineering group. CompuCom does not expect to see improvement in its service gross margin percentage in the short-term.

     Securities and other gains in 1998 include a $245.3 million gain on the merger of Coherent Communications Systems Corporation and Tellabs, Inc., partially offset by a $48.6 million loss comprised of unrealized losses resulting from the decline in the market price of Tellabs subsequent to the merger and gains on the sales of Tellabs stock. Securities and other gains in 1998 also include the open market sales of a portion of the Company's interest in Cambridge Technology Partners, the gain resulting from the merger of Integrated Systems Consulting Group with First Consulting Group, and distributions received from the Company's associated venture funds. Securities and other gains in 1997 included the open market sales of a portion of the Company's interest in Cambridge, the sale of shares of Diamond Technology Partners and ChromaVision Medical Systems in rights offerings to the Company's shareholders, and distributions received from the Company's associated venture funds. The Company also recorded gains in 1997 from the sale of Premier and Pioneer. Partially offsetting securities and other gains in these years was a write-down of the Company's holdings in Sybase due to the other than temporary decline in the market price of that stock, charges incurred in the disposition of certain partnership companies, and provisions for other investments and notes. Securities and other gains of varying magnitude have been realized in recent years; prior gains are not necessarily indicative of gains which may be realized in the future.

     Equity in losses (income) of affiliates fluctuates with the Company's ownership percentage and the operating results of partnership companies accounted for on the equity method. In 1998, the Company discontinued accounting for its investment in Coherent on the equity method of accounting as a result of the Coherent/Tellabs merger. In addition, the Company recorded its share of merger-related and other one-time charges at certain partnership companies. Equity income decreased as a result of the above transactions as well as increased operating losses at certain partnership companies, partially offset by the continued strong overall performances at Cambridge and Sanchez Computer Associates, and increased earnings at Internet Capital resulting from securities sales. In 1998, the Company's public investments accounted for on the equity method include Cambridge, ChromaVision, OAO Technology Solutions (OAOT), Sanchez, and USDATA Corporation. The Company expects certain of its partnership companies to continue to invest in their products and services and to recognize operating losses. Additionally, the Company expects to acquire interests in more Internet-related companies, and many early stage Internet companies have operating losses. As a result, equity losses of affiliates could increase significantly.

     Cambridge reported 40% revenue growth in 1998 with earnings up 50%, excluding business combination costs. At year end, approximately 50% of its projects worldwide contained an Internet or interactive component. The Company owns approximately 15% of Cambridge's common stock at December 31, 1998.

     ChromaVision is making significant progress with clinical trials for its Automated Cellular Imaging System (ACIS-TM-). ChromaVision submitted an application to the FDA in November 1998 to use the ACIS-TM- for Immunohistochemical (IHC) applications. Clearance from the FDA, which is expected in the first quarter of 1999, would rapidly accelerate expansion of the spectrum of clinical tests that can be performed on the ACIS-TM-platform. The Company's increased losses primarily resulted from the increased level of development and costs associated with the FDA application. The Company owns approximately 26% of ChromaVision's common stock at December 31, 1998.

     OAOT initiated management and cost restructurings in 1998 which are expected to result in annualized pretax savings in excess of $3 million. Combined with two acquisitions in 1998, a $60 million IT staffing augmentation services company and an Enterprise Resource Planning integrator, OAOT is targeting higher margin service business in 1999. It also announced a 10-year contract for approximately $150 million with IBM Global Services to provide application development and maintenance services in support of IBM's application outsourcing contract with AT&T. The Company owns approximately 34% of OAOT's common stock at December 31, 1998.

     Sanchez reported an 84% increase in earnings per share in 1998 with 53% revenue growth. Sanchez also recently announced the formation of a dedicated electronic banking service center through an agreement to purchase a banking technology center near Pittsburgh. The new service offering, called e-Profile.com, will allow leading financial institutions to launch new direct banks from an operations and technology perspective in 30 to 90 days with little or no up-front capital. The Company owns approximately 27% of Sanchez's common stock at December 31, 1998.

     USDATA announced its return to profitability in the fourth quarter of 1998 following 7 quarters of losses. USDATA also sold its hardware business during 1998. The Company owns approximately 26% of USDATA's common stock at December 31, 1998.

     In October 1998, CompuCom's Board of Directors approved a restructuring plan designed to reduce CompuCom's cost structure by approximately 1.25% to 1.5% of sales by closing branch facilities and reducing CompuCom's workforce by approximately 10%. As a result, CompuCom recorded a restructuring charge in the fourth quarter 1998 of $16.4 million (pretax), the effect of which is approximately

$8.1 million (pretax) to the Company's earnings, after recording minority interest. The charge primarily consists of costs associated with the closing of certain facilities and disposing of related fixed assets, as well as employee severance and benefits related to the reduction in workforce. CompuCom continues to maintain a local presence in all current markets through the use of its virtual office strategy. As a result of its fourth quarter 1998 restructuring, CompuCom expects to realize reductions in operating expenses, primarily in selling and general and administrative expenses, from its fourth quarter 1998 levels. These reductions may not result in lower operating expenses in comparison to the respective period of the prior year (see Note 5 to the Consolidated Financial Statements).

     Selling and service expenses increased in absolute dollars and as a percentage of sales in 1998 primarily due to increased expenses at CompuCom. The increases at CompuCom were primarily due to an increase in the sales force as a result of the CIC and Dataflex acquisitions, the hiring of additional sales representatives, higher commission expense, growth in its service business, and increased spending on training as a result of the increase in the size of the engineering force.

     General and administrative expenses increased in absolute dollars primarily due to increased expenses at CompuCom and increased corporate expenses incurred to support the growing activities of the partnership companies. The increase was partially offset by the elimination of expenses resulting from the sale of Pioneer in 1997. The increases at CompuCom were primarily due to expenditures to broaden its eCommerce capabilities, costs related to its ongoing campus recruiting program, and costs associated with the integration of CIC and Dataflex. CompuCom's general and administrative expenses are reported net of reimbursements by certain manufacturers for specific training, promotional, and marketing programs. These reimbursements offset the expenses incurred by CompuCom.

     Depreciation and amortization increased primarily due to an increase at CompuCom, which was partially offset by the elimination of depreciation and amortization resulting from the sale of Premier and Pioneer in 1997. The increase at CompuCom is associated with upgrading its hardware and software and increased depreciation and amortization as a result of the acquisitions completed during the first half of 1998. As a result of CompuCom's fourth quarter 1998 restructuring, CompuCom expects to realize a slight decrease in depreciation expense associated with the closing of branch facilities and disposal of those related depreciable assets.

     Interest and financing expenses increased in 1998 compared to 1997 primarily as a result of increased borrowings at CompuCom to fund the acquisitions of CIC and Dataflex, and increased borrowings by the Company primarily to fund interests in new or existing partnership companies, partially offset by the elimination of interest due to the conversion of $19.5 million of the Company's Convertible Subordinated Notes (Notes) into the Company's Common Stock in 1998.

     Minority interest decreased as a result of decreased earnings at CompuCom, including its fourth quarter 1998 restructuring charge. Future profitability at CompuCom will depend on its ability to effectively manage inventory levels in response to changes in its major suppliers' price protection and return programs, its ability to effectively manage the utilization of service personnel, and its ability to respond to increased competition from its suppliers' direct selling initiatives. It also depends on CompuCom's ability to reduce operating expenses, demand for product, competition, manufacturer product availability, effective utilization of vendor programs, and its ability to implement its virtual office strategy as part of its fourth quarter 1998 restructuring.

     The effective tax rate decreased to 35.8% in 1998 compared to 40% for 1997 due to the realization of previously unrecorded tax benefits attributable to the difference between the book basis and tax basis of certain of the Company's investments as well as the application of lower tax rates against realized investment gains.

     The Company's net earnings increased significantly in 1998 compared to 1997 primarily due to higher securities and other gains related to Coherent/Tellabs transactions, partially offset by decreased earnings at CompuCom. Securities and other gains of varying magnitude have been realized in recent years. The Company's net earnings could fluctuate significantly from period to period, depending on when the Company decides to sell shares of publicly traded partnership companies. There can be no guarantee that the Company will report net earnings in each period.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED
DECEMBER 31, 1996

Net sales decreased 4% in 1997 compared to 1996 primarily attributable to the sale of Premier and Pioneer during 1997 and decreased product sales at CompuCom as CompuCom primarily focused on increasing earnings through growth in its higher-margin service business in 1997. In addition, CompuCom believes the decrease in product sales is also attributable to an increase in direct marketers' market share and CompuCom's efforts during much of 1997 to reduce the amount of low-margin product business. CompuCom's total sales decreased 2% for the year with service sales increasing 40% while product sales decreased 6%. CompuCom represented 98% and 97% of the Company's total consolidated net sales in 1997 and 1996, respectively.

     The Company's overall gross margin was 14.4% in 1997 compared to 13.1% for 1996. The increase is attributable to increased product margins at CompuCom as well as increased service sales at CompuCom which generated higher gross margins relative to product sales. Product margins increased to 10.4% in 1997 compared to 10.0% in 1996 primarily due to a reduction in the relative volume of sales to some of CompuCom's larger customers, which typically generate lower product margins, and an increase in the amount of manufacturer-sponsored incentives in 1997 compared to 1996. Service gross margin increased to 35.7% in 1997 from 33.3% in 1996 primarily due to increased productivity of CompuCom's service engineers.

     Securities and other gains in 1997 included the open market sales of a portion of the Company's interest in Cambridge, the sale of shares of Diamond and ChromaVision in rights offerings to the Company's shareholders, and distributions received from the Company's associated venture funds. The Company also recorded gains in 1997 from the sale of Premier and Pioneer. Securities and other gains in 1996 included the open market sales of a portion of the Company's interests in Coherent and Cambridge, and the sale of shares of Integrated Systems and Sanchez in rights offerings to the Company's shareholders. Securities and other gains in 1996 also included the sale of the Company's remaining interest in Gandalf Technologies and the Company's share of CompuCom's gain from the sale of substantially all of its holdings in PC Service Source. Partially offsetting securities and other gains in these years was a write-down of the Company's holdings in Sybase due to the other than temporary decline in the market price of that stock, charges incurred in the disposition of partnership companies, and provisions for other investments and notes.

     Increased equity income from most of the Company's public investments in 1997 was more than offset by the Company's share of losses at certain private, early stage equity affiliates and increased amortization of the excess of carrying value of equity affiliates over the Company's share of the underlying net assets. The Company's public equity investments accounted for on the equity method in 1997 included Cambridge, ChromaVision, Coherent, OAOT, Sanchez, and USDATA.

     Selling and service expenses increased in 1997 compared to 1996 primarily due to CompuCom's costs to manage and expand its growing service business. General and administrative expenses, in absolute dollars and as a percentage of sales, increased in 1997 compared to 1996 primarily due to CompuCom's continued investment in its information system resources required to broaden eCommerce capabilities and improve efficiency within its customer center, Tangram's investment in workforce and research and development for Asset Insight-TM-, and increased corporate expenses incurred to support the growing activities of the partnership companies. These increases were partially offset by the elimination of expenses resulting from the sale of Premier and Pioneer in 1997.

     Depreciation and amortization decreased in 1997 primarily due to the sale of Premier and Pioneer in 1997 and the Company's commercial real estate operations in 1996, partially offset by increased depreciation at CompuCom. The increase at CompuCom is primarily associated with its new corporate headquarters and operations campus and enhancements to CompuCom's information systems.

     Interest and financing expenses decreased slightly in l997 compared to 1996 primarily as a result of the conversion of approximately $24.2 million of the Company's Notes in the fourth quarter of 1996 and the first quarter of 1997 into the Company's Common Stock and the elimination of interest resulting from the sale of Premier and Pioneer in 1997 and the Company's commercial real estate operations in 1996, partially offset by increased borrowings by the Company. CompuCom's borrowing levels, including the receivables securitization facility, were slightly higher in 1997 when compared to 1996; however, this was offset by a lower effective rate for 1997.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically used its bank credit facility and proceeds from sales of publicly traded partnership companies to fund its cash requirements. In addition, in February 1996, the Company issued $115 million of 6% Convertible Subordinated Notes due February 1, 2006. The Notes are convertible into the Company's Common Stock at $28.985 per share. The Company used approximately $67 million of the net proceeds to repay all of the outstanding indebtedness under its bank revolving credit facility at that date. Through March 1999, approximately $43.7 million of Notes have been converted into 1,506,119 shares of the Company's Common Stock.

     In April 1998, the Company increased the availability under its bank revolving credit facility to $200 million from $150 million. Of the $200 million, $150 million matures in May 2002 and is secured by certain equity securities the Company holds of its publicly traded partnership companies (the Pledged Securities), including CompuCom. The value of these Pledged Securities exceeds the total availability under the bank revolving credit facility. The remaining $50 million is unsecured and matures in April 1999, with availability limited to the lesser of $50 million or 10% of the value of the Pledged Securities. The Company intends to renew the $50 million bank revolving credit facility in 1999. There was $88.1 million outstanding under the total facility at December 31, 1998.

     The Company has revolving credit facilities with certain partnership companies whereby the Company may borrow up to $20 million from these partnership companies on a revolving basis at a rate that varies with the Company's effective borrowing rate. At December 31, 1998, $20 million was outstanding under these agreements.

     During 1998, the Company invested approximately $48 million in seven new partnership companies, including US Interactive, Kanbay, Pac-West Telecomm, Integrated Visions, and Who? Vision. The Company invested approximately $73 million during 1998 in its existing private partnership companies and associated venture funds. The Company also purchased approximately $20 million of shares of its publicly traded partnership companies, and repurchased 765,000 shares of the Company's Common Stock in the open market for approximately $19 million. The Company received approximately 3.5 million shares of Tellabs in connection with the merger of Coherent with Tellabs and received approximately 451,000 shares of First Consulting in connection with the merger of Integrated Systems with First Consulting. During 1998, the Company sold a portion of its interests in Cambridge and Tellabs for net proceeds totaling $87 million.

     Availability under the Company's revolving credit facilities, proceeds from the sales from time to time of selected publicly traded partnership companies, and other internal sources of cash flow are expected to be sufficient to fund the Company's cash requirements through 1999, including commitments to new or existing partnership companies, general corporate requirements, and the repurchase of the Company's Common Stock from time to time in the open market. The Company is contingently obligated for approximately $30 million of guarantee commitments, and has committed capital of approximately $100 million to various partnership companies, venture funds, and private equity partnerships, to be funded over the next several years.

     Availability under the Company's bank credit facility is determined by the market value of the publicly traded partnership companies pledged as collateral. If the stock markets experience a significant decline, availability under the credit facilities could be reduced significantly and could have an adverse effect on the Company's ability to borrow under the facilities. In addition, the Company's ability to raise proceeds from sales of publicly traded partnership companies could also be adversely effected. As a result, the Company's ability to acquire interests in new partnership compa-nies and support its existing partnership companies with additional funding could be limited.

     CompuCom maintains separate, independent financing arrangements, which are non-recourse to the Company and are secured by certain assets of CompuCom. During recent years, CompuCom has utilized operating earnings, bank financing arrangements, and internally generated funds to fund its cash requirements. CompuCom's liquidity has been negatively impacted by the increase in the dollar volume of the rebate programs of its principal suppliers. Under these programs, CompuCom is required to pay a higher initial price for product and claim a rebate to reduce that price. The collection of these rebates can take several months. Due to the increased volume of product sold under these programs, CompuCom's initial price for the product is often higher than the sales price CompuCom can obtain from its customers. At December 31, 1998, these programs are a major factor in CompuCom's financing needs.

     CompuCom's financing arrangements consist of a $165 million working capital facility (increased from $125 million in June 1998), a $175 million receivables securitization facility, and a $25 million real estate loan (collectively, the "credit agreements"). At December 31, 1998, approximately $81.1 million was outstanding under the working capital facility and the real estate loan, and the receivables securitization facility was fully utilized. The working capital facility matures in November 2002 and the real estate loan is due in quarterly installments beginning April 1999. The receivables securitization facility expires on April 15, 1999.

     At December 31, 1998, CompuCom was not in compliance with certain financial covenants under the credit agreements. However, CompuCom received an amendment related to such covenants from its lenders up to and including April 15, 1999. CompuCom is currently negotiating a replacement receivables securitization and working capital facility and expects to execute agreements prior to April 15, 1999. Although these facilities are expected to contain provisions that could result in lower interest rates as CompuCom's financial performance improves, the initial interest rates are expected to be higher than CompuCom's current effective interest rates. If CompuCom is not successful in implementing the replacement facilities, its management believes there are a number of viable alternatives to ensure continued financing. CompuCom also expects to complete a sale/leaseback on its headquarters building during the first quarter of 1999, with the proceeds used to payoff the real estate loan and pay down a portion of the working capital facility.

     In 1998, CompuCom completed three business combinations for approximately $49 million in cash. These business combinations were accounted for as purchases.

     Consolidated working capital increased to $252 million at December 31, 1998, compared to $228 million at December 31, 1997. The increase was primarily due to the classification of the Company's Tellabs holdings as a trading security following the Coherent/Tellabs merger in August 1998, as well as an increase in accounts receivable at CompuCom as a result of two acquisitions completed in the second quarter of 1998 which resulted in higher sales in the fourth quarter of 1998 compared to the fourth quarter of 1997. These increases were partially offset by an increase in accounts payable at CompuCom resulting from the timing of product receipts and the mix of vendors, and a decrease in inventory due to CompuCom's effort to reduce its risk associated with changes in its suppliers price protection and return programs and increase its inventory turns.

     Cash flow provided by operating activities decreased in 1998 as operating cash flow for 1997 included the effect of CompuCom's receivables securitization facility in which $175 million of accounts receivable were sold with the proceeds used to pay down long-term debt.

     The Company has sold approximately 300,000 shares of Tellabs in the first quarter through March 5, 1999, generating proceeds of approximately $24 million. The Company is considering certain hedging strategies to partially protect against possible declines in the price of its Tellabs holdings.

     The Company's operations are not capital intensive, and capital expenditures in any year normally would not be significant in relation to the overall financial position of the Company. Capital asset requirements are generally funded through bank credit facilities, internally generated funds or other financing sources. There were no material capital asset purchase commitments at December 31, 1998.

YEAR 2000 READINESS DISCLOSURE

The Company is currently addressing the Year 2000 issue, which results from the fact that many computer programs were previously written using two digits rather than four to define the applicable year. Programs written in this way may recognize a date ending in "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations. The Company has completed its assessment of its computer information systems. The Company has replaced or is replacing during the first quarter of 1999 all computer systems and software which were determined to be non-compliant. These replacements were generally part of the Company's program of regularly upgrading its computer systems, and the Company has not incurred and does not expect to incur any material extraordinary expense to remediate its systems. The Company will perform testing and complete implementation of its computer systems during the second quarter of 1999. The Company is in the process of surveying its vendors of non-information systems including telecommunications and security systems, and expects to complete remediation, if necessary, during 1999. If the Company determines that its non-information systems are non-compliant and are at risk to not be remedied in time, it will develop a contingency plan.

     The Company has engaged in a regular program of surveying its partnership companies regarding their Year 2000 readiness. The Company's most significant consolidated subsidiary, CompuCom, has completed initial assessment of its computer information systems, and plans to complete remediation and testing by June 1999. Initial assessment and remediation of CompuCom's non-information systems is currently expected to be completed during the first quarter of 1999. CompuCom completed three business acquisitions during 1998. CompuCom has integrated the operations of those companies, including replacing their major information systems with CompuCom's information systems. CompuCom has surveyed its vendors and suppliers regarding their Year 2000 readiness, and has received confirmation of compliance for 85% of the systems currently in use. CompuCom plans to upgrade or replace any systems which are not Year 2000 compliant during the second quarter of 1999. As a reseller of computer products, CompuCom only passes through to its customers the applicable vendor's warranties; it makes no warranties regarding Year 2000 compliance on any of the products it resells. However, if one of CompuCom's major vendors or suppliers is found to be Year 2000 non-compliant, CompuCom could experience a material loss of revenues and earnings. CompuCom is currently developing a contingency plan to operate in the event its computer systems or those of its vendors, suppliers, or customers are not Year 2000 compliant. CompuCom currently anticipates that it will spend approximately $1.4 million on Year 2000 compliance, of which approximately $800,000 has been spent through December 31, 1998.

     Almost all of the balance of the Company's partnership companies have completed assessing their internal Year 2000 readiness, and the rest expect to complete assessment in the first quarter of 1999. The partnership companies are in varying stages of remediating and testing their internal systems and assessing Year 2000 readiness of their vendors, business partners, and customers. The partnership companies are also in varying stages of developing contingency plans to operate in the event of a Year 2000 problem. Most of the partnership companies are in the business of providing software products, information technology services, or outsourcing services. Those partnership companies which produce software or products with embedded programming believe that the current version of their products are Year 2000 compliant. Certain partnership companies are continuing to determine the extent to which previously sold software products and services were non-compliant. Some older companies may not be able to assess products sold many years ago. The partnership companies generally have attempted to enter into software license agreements and service agreements with their customers that limit their liability, including for Year 2000 problems. Many of the software companies' customers have maintenance agreements under which the company will upgrade previously sold software to Year 2000 compliant versions. They are generally encouraging their other customers to upgrade older non-compliant versions to new compliant versions. The total cost and time which will be incurred by the partnership companies on the Year 2000 readiness effort cannot presently be determined. There can be no assurance that all necessary work will be completed in time, or that such costs will not materially adversely impact one or more of such partnership companies. In addition, required spending on the Year 2000 effort will cause customers of most of the Company's partnership companies to reallocate at least part of their information systems budgets. Although several partnership companies have offerings which may be useful in such efforts, such reallocations could materially adversely affect the results of operations of many partnership companies.

SAFE HARBOR STATEMENT

Certain statements in this annual report describing the plans, goals, strategies, intentions, forecasts, and expectations of the Company or its partnership companies constitute what are sometimes termed "forward-looking statements." The following important factors could cause actual results to differ materially from those in such forward-looking statements.

      The information technology industry is highly competitive, characterized by rapid product development cycles, frequent price reductions, and early product obsolescence, and is generally dominated by companies with greater resources than the Company and its part-nership companies. Certain of the Company's partnership companies offer complex products or services which have lengthy sales cycles, which makes sales forecasts difficult to make, and can lead to substantial fluctuations in quarterly operating results.
Emerging technology companies, including many of the Company's partnership companies, often encounter obstacles and delays in developing products, service offerings, and markets. Such delays and obstacles could affect the Company's ability to complete rights offerings when planned.

     Competition to invest in or acquire successful emerging information technology companies is substantial, particularly in the areas the Company is targeting. The Company may not be able to invest in companies in the targeted areas at valuations it considers to be reasonable. The Company is dependent on the financial market for information technology companies in general and for initial public offerings of those companies in particular. If the current uncertainty in those markets continues for an extended period of time, the Company's ability to complete rights offerings when planned and the Company's ability to generate gains from sales of publicly traded partnership companies could be materially adversely affected. In addition, the Company's ability to borrow under its revolving credit facilities could be adversely affected as availability under these facilities is determined by the value of the publicly traded securities pledged by the Company as collateral. As a result, the Company's ability to acquire interests in new partnership companies and support its existing partnership companies with additional funding could be limited. The market for securities of Internet-related companies is extremely volatile, and the Company's participation in Internet-related companies could cause the Company's stock to become more volatile.

     Clients of the Company's partnership companies could reallocate part or all of their information systems budgets to address the Year 2000 issue, which could materially reduce the demand for the products and services of the Company's partnership companies. The Company's and its partnership companies' business operations could be materially adversely affected if they or their vendors, business partners, or customers do not timely complete any necessary remediation efforts to their own systems and products. There is likely to be an extraordinary amount of litigation regarding the Year 2000 issue over the next several years, and information technology providers may be attractive targets for such litigation. Such litigation could have a material adverse impact on the Company's and its partnership companies' operations and financial conditions.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)


December 31                                                                                                    1998        1997
-----------                                                                                                ----------  ----------
Assets
  Current Assets
    Cash and cash equivalents..........................................................................    $    6,257  $    5,382
    Short-term investments.............................................................................       143,103          --
    Receivables less allowances ($4,769-1998; $2,872-1997).............................................       296,093     187,385
    Inventories........................................................................................       138,551     198,053
    Other current assets...............................................................................         5,006       6,459
-----------                                                                                                ----------  ----------
      Total current assets.............................................................................       589,010     397,279

Property, Plant, and Equipment, Net....................................................................        96,840      76,967


  Other Assets
    Investments........................................................................................       288,336     185,111
    Notes and other receivables........................................................................        20,182      21,035
    Excess of cost over net assets of businesses acquired, net.........................................        65,137      26,168
    Other..............................................................................................         9,185       7,981
-----------                                                                                                ----------  ----------
      Total other assets...............................................................................       382,840     240,295
                                                                                                           ----------  ----------
Total Assets...........................................................................................    $1,068,690  $  714,541
                                                                                                           ----------  ----------
                                                                                                           ----------  ----------
Liabilities and Shareholders' Equity
  Current Liabilities
    Current debt obligations...........................................................................    $    2,366  $    3,396
    Accounts payable...................................................................................       161,700      74,025
    Accrued expenses...................................................................................       172,953      91,857
                                                                                                           ----------  ----------
      Total current liabilities........................................................................       337,019     169,278


  Long-Term Debt.......................................................................................       205,044     127,089


  Deferred Taxes.......................................................................................        12,562      20,044
  Minority Interest and Other..........................................................................        99,861     100,179


  Convertible Subordinated Notes.......................................................................        71,345      90,881
  Shareholders' Equity
    Common stock, par value $.10 per share
     Authorized 100,000,000 shares; Issued 32,799,342 shares...........................................         3,280       3,280
    Additional paid-in capital.........................................................................        62,470      49,952
    Retained earnings..................................................................................       261,594     151,471
    Accumulated other comprehensive income.............................................................        37,294      15,706
    Treasury stock, at cost (1,252,995 shares-1998; 1,563,626 shares-1997).............................       (21,779)    (13,339)
                                                                                                           ----------  ----------
      Total shareholders' equity.......................................................................       342,859     207,070
                                                                                                           ----------  ----------
Total Liabilities and Shareholders' Equity.............................................................    $1,068,690  $  714,541
                                                                                                           ----------  ----------
                                                                                                           ----------  ----------


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


Year Ended December 31                                                                      1998            1997             1996
-----------------------                                                                 ----------      ----------      ----------
Revenues
  Net sales
    Product.......................................................................      $1,994,965      $1,724,220      $1,856,889
    Service.......................................................................         280,178         261,005         205,920
                                                                                        ----------      ----------      ----------
  Total net sales.................................................................       2,275,143       1,985,225       2,062,809
  Securities and other gains, net.................................................         193,665          26,857          30,373
  Other income....................................................................          14,691          12,932           8,646
                                                                                        ----------      ----------      ----------
      Total revenues..............................................................       2,483,499       2,025,014       2,101,828

Costs and Expenses
  Cost of sales-product...........................................................       1,787,370       1,534,310       1,655,893
  Cost of sales-service...........................................................         185,561         164,882         137,065
  Selling and service.............................................................         172,349         136,646         128,467
  General and administrative......................................................          96,647          87,538          84,235
  Depreciation and amortization...................................................          21,738          18,132          20,645
  Interest and financing..........................................................          29,720          22,359          23,916
  Equity in losses (income) of affiliates.........................................           2,083            (417)         (1,539)
  Restructuring...................................................................          16,437              --              --
                                                                                        ----------      ----------      ----------
      Total costs and expenses....................................................       2,311,905       1,963,450       2,048,682
                                                                                        ----------      ----------      ----------
Earnings Before Minority Interest and Taxes on Income.............................         171,594          61,564          53,146
  Minority interest...............................................................             (47)        (25,727)        (19,934)
                                                                                        ----------      ----------      ----------
Earnings Before Taxes on Income...................................................         171,547          35,837          33,212
  Provision for taxes on income...................................................          61,424          14,336          13,285
                                                                                        ----------      ----------      ----------
Net Earnings......................................................................      $  110,123      $   21,501      $   19,927
                                                                                        ----------      ----------      ----------
Earnings Per Share
  Basic...........................................................................      $     3.46      $      .69      $      .67
  Diluted.........................................................................      $     3.22      $      .66      $      .61

Average Common Shares Outstanding
  Basic...........................................................................          31,833          31,249          29,900
  Diluted.........................................................................          34,914          31,996          31,348
                                                                                        ----------      ----------      ----------
                                                                                        ----------      ----------      ----------


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)


Year Ended December 31                                                                       1998         1997         1996
----------------------                                                                    ----------    ---------    ----------
Operating Activities
  Net earnings....................................................................        $ 110,123     $ 21,501     $ 19,927
  Adjustments to reconcile net earnings to cash provided (used) by operating activities
    Depreciation and amortization.................................................           21,738       18,132       20,645
    Deferred income taxes.........................................................           28,909       (2,566)       1,910
    Equity in losses (income) of affiliates.......................................            2,083         (417)      (1,539)
    Securities and other gains, net...............................................         (193,665)     (26,857)     (30,373)
    Minority interest, net........................................................               28       15,436       11,960
  Cash provided (used) by changes in working capital items
    Receivables...................................................................          (32,301)     210,578     (113,719)
    Inventories...................................................................           68,840       35,498      (36,595)
    Accounts payable, accrued expenses, and other.................................           69,313     (123,759)      38,454
                                                                                          ----------    ---------    ----------
  Cash provided (used) by operating activities....................................           75,068      147,546      (89,330)
  Proceeds from securities and other gains, net...................................           94,838       71,318       53,350
                                                                                          ----------    ---------    ----------
Cash provided (used) by operating activities and
 securities and other gains, net..................................................          169,906      218,864      (35,980)

Other Investing Activities
  Investments and notes acquired, net.............................................         (137,375)     (78,412)     (59,270)
  Business acquisitions, net of cash acquired.....................................          (49,679)          --       (6,937)
  Capital expenditures............................................................          (17,582)     (31,314)     (49,984)
  Other, net......................................................................           (1,988)         449      (14,197)
                                                                                          ----------    ---------    ----------
Cash used by other investing activities...........................................         (206,624)    (109,277)    (130,388)

Financing Activities
  Net borrowings (repayments) on revolving credit facilities......................           52,754     (117,766)      27,131
  Net (repayments) borrowings on term debt........................................           (2,269)        (168)      24,165
  Issuance of convertible subordinated notes, net.................................               --           --      112,109
  Repurchase of Company common stock..............................................          (18,672)      (9,488)          --
  Issuance of Company common stock................................................            4,135        5,819        5,210
  Issuance of subsidiary common stock.............................................            1,645        4,517        3,367
                                                                                          ----------    ---------    ----------
Cash provided (used) by financing activities......................................           37,593     (117,086)     171,982
                                                                                          ----------    ---------    ----------
Increase (Decrease) in Cash and Cash Equivalents..................................              875       (7,499)       5,614
Cash and cash equivalents-beginning of year.......................................            5,382       12,881        7,267
                                                                                          ----------    ---------    ----------
Cash and Cash Equivalents-End of Year.............................................        $   6,257      $ 5,382     $ 12,881
                                                                                          ----------    ---------    ----------
                                                                                          ----------    ---------    ----------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS EXCEPT SHARE AMOUNTS)


                                                                                             Accumulated
                                                     Common Stock      Additional                Other         Treasury Stock
                                                 --------------------   Paid-In    Retained  Comprehensive  ---------------------
                                                   Shares      Amount   Capital    Earnings     Income        Shares      Amount
                                                 ----------    ------  ----------  --------  -------------  ----------  ---------
Balance--December 31, 1995.....................  32,799,342    $3,280   $20,709    $110,043     $30,748     3,434,828   $(10,471)
Net earnings...................................                                      19,927
Stock options exercised, net...................                           3,323                              (759,011)     1,887
Conversion of convertible
 subordinated notes............................                          11,364                              (443,988)     1,419
Subsidiaries' equity transactions..............                             170
Other comprehensive loss.......................                                                 (23,388)
Balance--December 31, 1996.....................  32,799,342     3,280    35,566     129,970       7,360     2,231,829     (7,165)
Net earnings...................................                                      21,501
Stock options exercised, net...................                           3,784                              (670,649)     2,035
Repurchase of common stock.....................                                                               390,577     (9,488)
Conversion of convertible
 subordinated notes............................                           9,731                              (388,131)     1,279
Subsidiaries' equity transactions..............                             871
Other comprehensive income.....................                                                   8,346
Balance--December 31, 1997.....................  32,799,342     3,280    49,952     151,471      15,706     1,563,626    (13,339)
Net earnings...................................                                     110,123
Stock options exercised, net...................                             (66)                             (401,631)     4,201
Repurchase of common stock.....................                                                               765,000    (18,672)
Conversion of convertible
 subordinated notes............................                          13,189                              (674,000)     6,031
Subsidiaries' equity transactions..............                            (605)
Other comprehensive income.....................                                                  21,588
Balance--December 31, 1998.....................  32,799,342    $3,280   $62,470    $261,594     $37,294     1,252,995   $(21,779)


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(IN THOUSANDS)


Year Ended December 31                                                    1998        1997          1996
----------------------                                                  ---------   --------     ---------

Net Earnings.......................................................     $110,123     $21,501     $ 19,927
                                                                        ---------   --------     ---------
Other Comprehensive Income (Loss), Before Taxes:
    Unrealized holding gains (losses) on investments...............       43,676      10,706      (39,937)
    Reclassification adjustments...................................      (10,103)      1,940        4,500
Related Tax (Expense) Benefit:
    Unrealized holding gains (losses) on investments...............      (15,591)     (3,640)      13,579
    Reclassification adjustments...................................        3,606        (660)      (1,530)
                                                                        ---------   --------     ---------
Other Comprehensive Income (Loss)..................................       21,588       8,346      (23,388)
                                                                        ---------   --------     ---------
Comprehensive Income (Loss)........................................     $131,711     $29,847     $ (3,461)
                                                                        ---------   --------     ---------
                                                                        ---------   --------     ---------


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY--Safeguard Scientifics, Inc. (the Company) is an operating company that develops and operates partnership companies. Most of the partnership companies are engaged in information technology businesses, broadly defined to include all activities related to the acquisition, processing, and dissemination of information and related technology and services to improve business and personal productivity.

     The most significant of the Company's partnership companies provides computing and communications infrastructure services. This includes the procurement and configuration of personal computers and servers as well as application software development, implementation, and desktop/network support services. They also provide IT strategy consultation. Almost half of the partnership companies are involved with the Internet in aspects that include the development of eCommerce models; the design, development, hosting, and support of distributed eCommerce applications; and the provision of security products and services to virtual enterprises. Many of the Company's partnership companies operate in multiple vertical industries, including healthcare, insurance, and financial services. The remaining partnership companies are principally engaged in the development, sale, and implementation of strategic business software, document management, and multimedia and telecommunications technology and services. The Company also has a robust incubation strategy which will increasingly focus on the companies in the areas of eCommerce, enterprise applications, and network infrastructure.

PRINCIPLES OF CONSOLIDATION--The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries, primarily CompuCom Systems, Inc. and Tangram Enterprise Solutions, Inc. All significant intercompany accounts and transactions have been eliminated. The effect of adjustments to the Company's carrying values of these subsidiaries resulting from the subsidiaries' underlying equity transactions is included in the Company's Additional Paid-In Capital.

     Investments in companies in which the Company owns 50% or less of the outstanding voting securities, in which significant influence is exercised, are accounted for on the equity method of accounting. Significant influence is presumed at a 20% ownership level; however, the Company applies the equity method for certain companies in which it owns less than 20% of the voting interest when it exerts significant influence through representation on those companies' Boards of Directors and other means. The amount by which the Company's carrying value exceeds its share of the underlying net assets of equity affiliates is amortized on a straightline basis which adjusts the Company's share of the affiliates' earnings or losses.

     All other investments are accounted for on the cost method. Certain cost method investments are classified as available-for-sale and are recorded at fair value, based on quoted market prices, with the unrealized gains or losses, net of tax, included as a separate component of shareholders' equity. The Company's investment in Tellabs, Inc. is classified as a trading security and is reported at fair value, based on quoted market prices, with the net gain or loss included in net earnings. All other investments are stated at the lower of cost or net realizable value.

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

CASH AND CASH EQUIVALENTS--The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

INVENTORIES, primarily finished goods, are stated at the lower of average cost or market. The Company continually assesses the appropriateness of the inventory valuations considering obsolete, slow-moving, and non-salable inventory.

PROPERTY, PLANT, AND EQUIPMENT includes $75.2 million and $57.7 million of land, buildings, and improvements and $65.1 million and $47.5 million of machinery and equipment at December 31, 1998 and 1997, respectively. Property, plant, and equipment are carried at cost less accumulated depreciation and amortization of $43.5 million and $28.2 million at December 31, 1998 and 1997, respectively. The provision for depreciation and amortization is based on the estimated useful lives of the assets (buildings and improvements--3 to 40 years; machinery and equipment--3 to 12 years) and is computed primarily on the straight-line method.

EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED (goodwill) is amortized on a straight-line basis primarily over 7 to 20 years. Accumulated amortization at December 31, 1998 and 1997, was $29.1 million and $24.0 million, respectively. The Company continually evaluates goodwill for indications of impairment based on the forecasted undiscounted cash flow from the related business activity (including possible proceeds from a sale of the business).

RECEIVABLES SECURITIZATION--CompuCom has an agreement with a financial institution that allows CompuCom to sell, on a revolving basis, an interest in a portion of its accounts receivable. During 1997, the receivables securitization facility was amended such that the sale is required to be accounted for in accordance with Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125), which requires these transactions to be accounted for as a sale of receivables. Sales of receivables are reflected as a reduction in "Receivables less allowances" on the Consolidated Balance Sheets. CompuCom is retained as servicer of the receivables; however, the cost to service the receivables is not material.

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

FINANCIAL INSTRUMENTS--The Company's financial instruments, principally cash, accounts receivable, accounts payable, and accrued expenses, are carried at cost which approximates fair value due to the short-term maturity of these instruments. The Company's long-term debt is carried at cost which approximates fair value as the debt bears interest at rates approximating current market rates. At December 31, 1998, the market value of the Company's Convertible Subordinated Notes was approximately $72.8 million based on quoted market prices.

EARNINGS PER SHARE (EPS) is computed on net earnings using the weighted average number of common shares outstanding during each year. Dilutive EPS includes common stock equivalents (unless anti-dilutive) which would arise from the exercise of stock options and conversion of other convertible securities and is adjusted, if applicable, for the effect on net earnings of such transactions. Dilutive EPS calculations adjust net earnings for the dilutive effect of common stock equivalents and convertible securities issued by the Company's public subsidiary or equity affiliates.

REVENUE RECOGNITION--Product sales are generally recognized upon shipment with provisions made for anticipated returns, which historically have not been material. Service sales are generally recognized when the service is rendered or ratably if performed over a service contract period.

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

COMPREHENSIVE INCOME--In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which requires companies to report and display comprehensive income and its components in financial statements. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Excluding net earnings, the Company's source of other comprehensive income is from net unrealized appreciation on its investments classified as available-for-sale. Reclassification adjustments result from the recognition in net earnings of gains or losses that were included in comprehensive income in prior periods.

SEGMENT INFORMATION--At December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), which requires companies to present financial and descriptive segment information (see Note 15).

2. INVESTMENTS

SHORT-TERM INVESTMENTS

In August 1998, Coherent Communications Systems Corporation merged with Tellabs. Prior to the merger, the Company owned 31% of Coherent and accounted for its investment on the equity method. The Company received approximately
3.5 million shares of Tellabs in exchange for all of its Coherent shares and recorded a pretax book gain of $245.3 million in 1998. At December 31, 1998, the Company owns approximately 2.1 million shares of Tellabs.

     The Company's investment in Tellabs is classified as a trading security (classified as "Short-term investments" on the Consolidated Balance Sheets).

NON-CURRENT INVESTMENTS

The following summarizes the Company's non-current investments (in thousands). Investments are classified according to the applicable accounting method at December 31, 1998. Market value reflects the price of publicly traded securities at the close of business at the respective date. Unrealized appreciation reflects the net excess of market value over carrying value of publicly traded securities classified as available-for-sale. The table excludes the Company's holdings in Tellabs (classified as "Short-term investments" on the Consolidated Balance Sheets), which has a market value of $143.1 million at December 31, 1998.


December 31                                                                 1998                      1997
-----------                                                        --------------------     ---------------------
                                                                    Carrying    Market       Carrying      Market
                                                                     Value       Value        Value        Value
                                                                   ---------   --------     ----------   --------
Equity Affiliates (voting %)
  Cambridge Technology Partners (15%)...........................   $ 35,248    $190,217     $ 24,679     $371,394
  ChromaVision Medical Systems (26%)............................     11,304      22,419        4,689       30,044
  Coherent Communications Systems Corporation...................         --          --       14,799      135,008
  OAO Technology Solutions (34%)................................     16,472      16,551       13,887       43,716
  Sanchez Computer Associates (27%).............................     10,620      91,965        7,196       89,068
  USDATA Corporation (26%)......................................      7,053       5,545        7,194       13,325
  Non-public companies..........................................     23,784                   18,453
                                                                   --------                 --------
                                                                    104,481                   90,897
Other
  Diamond Technology Partners...................................      3,120      21,337        1,526      14,717
  DocuCorp International........................................      3,226       8,035        7,718       7,718(b)
  First Consulting Group(a).....................................      8,490      11,308        1,891       7,785
  e4L (formerly National Media).................................      2,035      32,299        2,035       1,563
  Other public companies........................................     10,388      11,648       13,358      18,541
  Unrealized appreciation.......................................     57,368                   23,796
  Non-public companies..........................................     99,228                   43,890
                                                                   --------                 --------
                                                                   $288,336                 $185,111


(a) First Consulting Group merged with Integrated Systems Consulting Group in December 1998.

(b) The market value of DocuCorp equals its carrying value at December 31, 1997 since DocuCorp was not publicly traded until 1998.

The following summarized financial information for investees accounted for on the equity method at December 31, 1998, has been compiled from the unaudited financial statements of the respective investees and reflects certain historical adjustments (in thousands):

Balance Sheets


December 31                                           1998         1997
-----------                                         --------     --------
  Current assets.................................   $453,829     $344,400
  Non-current assets.............................    187,797      105,898
                                                    --------     --------
  Total assets...................................   $641,626     $450,298
                                                    --------     --------
                                                    --------     --------
  Current liabilities............................   $198,683     $138,871
  Non-current liabilities........................     26,106       27,036
  Shareholders' equity...........................    416,837      284,391
                                                    --------     --------
  Total liabilities and
   shareholders' equity..........................   $641,626     $450,298
                                                    --------     --------
                                                    --------     --------


Results of Operations


Year Ended December 31                                1998         1997        1996
----------------------                              --------     --------    --------
Net Sales
  Public companies...............................   $792,320     $574,267    $394,816
  Non-public companies:
    MultiGen-Paradigm............................     16,530       18,387      14,105
    QuestOne.....................................     11,571        4,794       2,671
    Other........................................     21,633       18,616          --
                                                    --------     --------    --------
                                                    $842,054     $616,064    $411,592
                                                    --------     --------    --------
Net Income.......................................   $  7,503     $ 11,857    $ 12,267
                                                    --------     --------    --------
                                                    --------     --------    --------


     The following summarized sales information for selected investments accounted for on the cost method at December 31, 1998, has been compiled from the unaudited financial statements of the respective companies and reflects certain historical adjustments (in thousands):


Year Ended December 31                                 1998       1997        1996
----------------------                               --------   --------   --------
Net Sales
  Public companies................................   $121,471   $ 91,578   $ 65,999
  Non-public companies:
    Intellisource.................................    135,291    112,182     85,273
    Kanbay........................................     35,700     19,563     12,235
    Pac-West Telecomm.............................     42,211     29,551     12,969
    US Interactive................................     16,645     13,095      4,455
    Other.........................................     28,289     27,649      9,862
                                                     --------   --------   --------
                                                     $379,607   $293,618   $190,793
                                                     --------   --------   --------
                                                     --------   --------   --------


     Average cost is generally used to compute securities and other gains. Pretax securities gains related to Coherent/Tellabs transactions for the year ended December 31, 1998, were $196.7 million, which consists of the $245.3 million gain on the merger, partially offset by a $48.6 million loss comprised of unrealized losses resulting from the decline in the market price of Tellabs subsequent to the merger and gains on the sales of 1.4 million shares of Tellabs stock (for net proceeds of $71.0 million). Fluctuations in the price of Tellabs stock may have a significant impact on the Company's future reported net earnings.

     Securities and other gains in 1998 also include the open market sales of a portion of the Company's interest in Cambridge, the gain resulting from the merger of Integrated Systems with First Consulting, and distributions received from the Company's associated venture funds. Securities and other gains in 1997 included the open market sales of a portion of the Company's interest in Cambridge, the sale of shares of Diamond and ChromaVision in rights offerings to the Company's shareholders, and distributions received from the Company's associated venture funds. The Company also recorded gains in 1997 from the sale of Premier and Pioneer. Securities and other gains in 1996 included the open market sales of a portion of the Company's interest in Cambridge and Coherent and the sale of shares of Sanchez in a rights offering to the Company's shareholders. Partially offsetting securities and other gains in each year was a write-down of the Company's holdings in Sybase due to the other than temporary decline in the market price of that stock, charges incurred in the disposition of partnership companies, and provisions for other investments and notes receivable.

3. DEBT

The following is a summary of long-term debt (in thousands):


December 31                                                    1998          1997
-----------                                                  --------     --------
Parent Company and Other

  Recourse Debt

Revolving credit facilities...............................   $108,107     $ 22,200

Other.....................................................     15,874        7,822
                                                             --------     --------
                                                              123,981       30,022

Subsidiary Debt

  (Non-Recourse to Parent)

CompuCom..................................................     83,429      100,425

Other.....................................................         --           38
                                                             --------     --------
                                                               83,429      100,463
                                                             --------     --------
Total debt................................................    207,410      130,485

Current debt obligations..................................     (2,366)      (3,396)
                                                             --------     --------
Long-term debt............................................   $205,044     $127,089
                                                             --------     --------
                                                             --------     --------


     In April 1998, the Company increased the availability under its bank revolving credit facility to $200 million from $150 million. Of the $200 million, $150 million matures in May 2002 and is secured by certain equity securities the Company holds of its publicly traded partnership companies (the Pledged Securities), including CompuCom. The remaining $50 million is unsecured and matures in April 1999, with availability limited to the lesser of $50 million or 10% of the value of the Pledged Securities. The Company intends to renew the $50 million bank revolving credit facility in 1999. The bank revolving credit facility bears interest at the prime rate and/or, at the Company's option, at LIBOR (approximately 5.06% at December 31, 1998) plus 1.25% and is subject to a commitment fee ranging from 0.2% to 0.3% on the unused portion. At December 31, 1998, $88.1 million is outstanding under the bank revolving credit facility. The Company borrowed a maximum of $123.2 million and $15.8 million during 1998 and 1997, respectively.

     The Company had aggregate indebtedness of $20 million under revolving credit facilities to certain partnership companies as of December 31, 1998. These facilities are payable on demand and bear interest at the Company's effective borrowing rate less .75%. The Company has the intent and ability, if necessary, to repay these facilities with proceeds from its bank revolving credit facility; accordingly, they are classified as long-term.

     CompuCom has $365 million of separate, independent financing arrangements which are secured by certain assets of CompuCom and consist of a $165 million working capital facility, a $175 million receivables securitization facility, and a $25 million real estate loan. In 1998, CompuCom amended its working capital facility, increasing the availability to $165 million from $125 million. The interest rates on the working capital facility and the real estate loan are currently LIBOR plus 1.375%, subject to adjustment based on certain performance criteria. There was $56.1 million and $25.0 million outstanding under the working capital facility and the real estate loan, respectively, at December 31, 1998. The working capital facility matures in November 2002; the real estate loan is due in quarterly installments beginning April 1999.

     The interest rate applicable to CompuCom's receivables securitization facility is based upon the bank's commercial paper rate (4.95% at December 31, 1998) plus 85 basis points. Discounts associated with the sale of receivables totaled $10.8 million and $4.7 million for 1998 and 1997, respectively, and are included in "Interest and financing" in the Consolidated Statements of Operations. At December 31, 1998, $173.6 million was outstanding under this facility. The receivables securitization facility expires on April 15, 1999. CompuCom is currently negotiating a replacement receivables securitization facility and expects to execute an agreement prior to April 15, 1999.

     The credit facilities of the Company and CompuCom generally require some or all of the following: the maintenance of specified levels of tangible net worth, debt to tangible net worth and net earnings, specified interest coverage ratios, and limitations on the amount available for dividends, capital expenditures, investments, and third party guarantees. At December 31, 1998, CompuCom was not in compliance with certain financial covenants under its credit facilities. CompuCom received an amendment related to such covenants from its lenders for periods up to and including April 15, 1999. CompuCom is currently negotiating a replacement working capital facility and expects to execute an agreement prior to April 15, 1999.

     The aggregate net assets of subsidiaries which are restricted and unavailable for dividends at December 31, 1998, is approximately $106 million.

     Aggregate maturities of long-term debt during future years are (in millions): $2.4-1999; $5.0-2000; $8.7-2001; $178.5-2002; $1.2-2003; and
$11.6-thereafter.

     Interest paid in 1998, 1997, and 1996 was $31.5 million, $21.9 million, and $22.0 million, respectively, of which $4.9 million, $5.8 million, and $3.4 million in 1998, 1997, and 1996, respectively, related to the Company's Convertible Subordinated Notes.

4. CONVERTIBLE SUBORDINATED NOTES

In February 1996, the Company issued $115 million of 6% Convertible Subordinated Notes (Notes) due February 1, 2006. The Notes are convertible into the Company's Common Stock at $28.985 per share. Interest is payable semi-annually. The Notes are redeemable in whole or in part at the option of the Company on or after February 2, 1999, for a maximum of 104% of face value depending on the date of redemption and subject to certain restrictions.

     In 1998, 1997, and 1996, approximately $19.5 million, $11.3 million, and $12.9 million of notes, respectively, were converted into 674,000, 388,131, and 443,988 shares, respectively, of the Company's Common Stock. The Company recorded in shareholders' equity the principal amount of the converted notes as well as forfeited interest and a proportionate share of the related unamortized deferred charges.

5. RESTRUCTURING

In October 1998, CompuCom's Board of Directors approved a restructuring plan designed to reduce CompuCom's cost structure by closing certain facilities and reducing its workforce. As a result, CompuCom has recorded a restructuring charge in the fourth quarter of 1998 in the amount of $16.4 million, the effect of which is approximately $8.1 million to the Company's pretax earnings, after recording minority interest.

     The restructuring charge of $16.4 million consists primarily of costs associated with the closing of facilities and disposing of related fixed assets as well as employee severance and benefits related to the reduction in workforce. Of the total amount, approximately $2.4 million had been paid through December 31, 1998. The remainder is included in "Accrued expenses" on the Consolidated Balance Sheets. The following is a summary of the components of the restructuring charge (in thousands):


                                                    Expensed in           Accrued at
                                                           1998    December 31, 1998
                                                    -----------    -----------------
Lease termination costs...........................      $ 7,259              $ 6,415
Employee severance and
  related benefits................................        3,804                2,986
Disposal of assets, net of
  estimated proceeds..............................        3,044                2,907
Other.............................................        2,330                1,780
                                                    -----------    -----------------
                                                        $16,437              $14,088
                                                    -----------    -----------------
                                                    -----------    -----------------


     Severance is paid based on associates' years of service as well as their level within the organization. The reduction in workforce includes 457 associates, of which two were executive officers.

     The amount accrued at December 31, 1998, for lease termination costs is the estimated cost for 65 facilities throughout the country to fulfill CompuCom's obligations under signed lease contracts, to sublet certain facilities, or to pay to terminate lease contracts before the end of their terms. CompuCom has consulted with a professional real estate firm with knowledge of market rent rates in all applicable markets where CompuCom has space. Assumptions have been used for market rent rates and the estimated amount of time to sublet certain facilities. Payments, net of proceeds derived from subleases, are being charged against the accrual as incurred.

     The amount accrued at December 31, 1998, for disposal of fixed assets includes an estimate of proceeds to be received from the sale of those assets. The assets primarily consist of furniture, fixtures, and computer equipment associated with the facilities being closed.

     Other restructuring charges primarily include amounts such as the write-off of leasehold improvements, estimated legal expense, estimated costs to ship fixed assets to CompuCom's headquarters in Dallas, and estimated commissions to be paid to the real estate firm for subleasing activity.

     As the majority of CompuCom's restructuring related charges in 1998 are estimates and have not yet been paid, the actual amounts paid could differ from those estimates. Any differences between the estimated amounts and actual amounts paid will be reflected in operating expenses in future periods.

6. INCOME TAXES

The provision for income taxes is comprised of the following (in thousands):


Year Ended December 31                              1998        1997        1996
----------------------                            -------     --------    -------
Current......................................     $32,515     $16,902     $11,375
Deferred.....................................      28,909      (2,566)      1,910
                                                  -------     --------    -------
                                                  $61,424     $14,336     $13,285
                                                  -------     --------    -------
State taxes on income included above.........       $ 776     $ 2,235     $ 1,607
                                                  -------     --------    -------
                                                  -------     --------    -------


Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to earnings before income taxes as a result of the following:


Year Ended December 31                                           1998     1997     1996
----------------------                                          -------  -------  ------
Statutory tax provision......................................    35.0%    35.0%    35.0%
Increase (decrease) in taxes resulting from:
  Non-deductible goodwill amortization.......................     0.9      3.4      4.1
  Book/tax basis difference on securities sold...............    (0.4)      --     (0.9)
  State taxes, net of federal tax benefit....................     0.4      4.1      3.1
  Income taxed at rates other than statutory rate............    (0.1)    (2.5)    (1.3)
                                                                -------  -------  ------
                                                                 35.8%    40.0%    40.0%
                                                                -------  -------  ------
                                                                -------  -------  ------


The tax effects of temporary differences that give rise to significant portions of the non-current deferred tax assets and deferred tax liabilities are presented below (in thousands):


December 31                                                  1998       1997
-----------                                                -------    --------
Deferred tax assets:
Subsidiary/investee carrying values.....................   $ 3,656    $ 3,539
Accounts receivable allowances..........................     1,227      1,034
Inventories, reserves and tax
  capitalized costs.....................................    15,905      5,141
Other...................................................    15,865      2,522
                                                           -------    --------
Gross deferred tax assets...............................    36,653     12,236
Less valuation allowance................................      (850)    (1,600)
                                                           -------    --------
Deferred tax assets.....................................    35,803     10,636
                                                           -------    --------
Deferred tax liabilities:
Subsidiary/investee carrying values.....................   (16,472)   (11,522)
Accelerated depreciation................................    (3,252)    (4,521)
Unrealized appreciation
  on investments........................................   (20,075)    (8,091)
Other...................................................    (8,566)    (6,546)
                                                           -------    --------
Deferred tax liabilities................................   (48,365)   (30,680)
                                                           -------    --------
Net deferred tax liabilities............................  $(12,562)  $(20,044)
                                                           -------    --------
                                                           -------    --------


     The above table excludes $48.4 million of current deferred tax liabilities attributable to the difference between the book basis and tax basis of the Company's investment in Tellabs, which is included in "Accrued expenses" on the Consolidated Balance Sheets.

     The valuation allowance relates to the uncertainty surrounding the realization of tax benefits attributable to the difference between the book basis and tax basis of certain of the Company's investments. Tax benefits relating to changes in the valuation allowance for deferred tax assets are reported as an income tax benefit in the Consolidated Statements of Operations in the period recognized. Management believes it is more likely than not that the remaining deferred tax assets will be realized through future taxable earnings or implementation of tax planning strategies.

     Income taxes paid were $9.8 million, $13.5 million, and $18.4 million in 1998, 1997, and 1996, respectively.

     The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its subsidiaries (such difference relates primarily to unremitted earnings of the subsidiaries), because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in these subsidiaries tax-free.

7. EARNINGS PER SHARE

The calculations of EPS were (in thousands except per share amounts):


Year Ended December 31                             1998        1997        1996
----------------------                           --------    -------     --------
Basic:
Net earnings.................................    $110,123    $21,501     $19,927
                                                 --------    -------     --------
Average common shares outstanding............      31,833     31,249      29,900
                                                 --------    -------     --------
Basic EPS....................................    $   3.46    $   .69     $   .67
                                                 --------    -------     --------
Diluted:
Net earnings.................................    $110,123    $21,501     $19,927
Effect of: Public investees(a)...............        (606)      (328)       (779)
           Dilutive securities(b)............       2,967         --          --
                                                 --------    -------     --------
Adjusted earnings............................    $112,484    $21,173     $19,148
                                                 --------    -------     --------
Average common shares outstanding............      31,833     31,249      29,900
Effect of: Dilutive options..................         554        747       1,448
           Dilutive securities(b)............       2,527         --          --
                                                 --------    -------     --------
Average number of common shares
  assuming dilution..........................      34,914     31,996      31,348
                                                 --------    -------     --------
Diluted EPS..................................    $   3.22    $   .66     $   .61
                                                 --------    -------     --------
                                                 --------    -------     --------


(a) Represents the dilutive effect of public investee common stock equivalents and convertible securities.

(b) Represents the dilutive effect of the Company's 6% Convertible Subordinated Notes for the year ended December 31, 1998. For the years ended December 31, 1997 and 1996, the Convertible Subordinated Notes were anti-dilutive; therefore, they do not impact the calculation of diluted EPS in these years.

     At December 31, 1998, 1997, and 1996, outstanding options to purchase approximately 80,000, 502,000, and 91,000 shares of Common Stock at an average price of $35.35, $32.56, and $35.07 per share were anti-dilutive and are not included in the calculations of diluted EPS, because the options' exercise price was greater than the average market price of common shares for each respective period.

     The Company repurchased $18.6 million and $9.8 million of its Common Stock in the open market in 1998 and 1997, respectively, at an average price of $24.33 in 1998 and $24.46 in 1997. The Company is authorized to purchase up to an additional $18.4 million at December 31, 1998.

8. PREFERRED STOCK

Shares of Preferred Stock, par value $10 per share, are voting and are issuable in one or more series with rights and preferences as to dividends, redemption, liquidation, sinking funds, and conversion determined by the Board of Directors. At December 31, 1998 and 1997, there were 55,423 shares authorized and none outstanding.

9. STOCK-BASED COMPENSATION

Options may be granted to Company employees, directors, and consultants under various stock option plans. Generally, outstanding options vest over periods not exceeding four years after the date of grant and expire eight years after the date of grant. To the extent allowable, all grants are incentive stock options. All options granted under the plans to date have been at prices which have been equal to the fair market value at the date of grant. At December 31, 1998, the Company reserved approximately 2.1 million shares of Common Stock for possible future issuance under its stock option plans. Several subsidiaries also maintain stock option plans for their employees and directors.

Option activity under the Company's plans is summarized below (in thousands except per share amounts):


                                                                      1998               1997                  1996
                                                                 ------------------  ------------------   ----------------
                                                                          Weighted           Weighted             Weighted
                                                                          Average             Average             Average
                                                                          Exercise            Exercise            Exercise
                                                                 Shares     Price    Shares     Price     Shares    Price
                                                                 ------   --------   ------  ----------   ------  --------
Outstanding at beginning of year............................     1,737     $17.58    2,078     $10.82     2,702    $ 7.11
Options granted.............................................       312      27.36      350      31.59       190     32.96
Options exercised...........................................      (441)      6.12     (673)      4.56      (774)     2.86
Options canceled............................................       (11)     35.98      (18)     22.88       (40)    19.24
                                                                 ------   --------   ------  ----------   ------  --------
Outstanding at end of year..................................     1,597     $22.09    1,737     $17.58     2,078    $10.82
                                                                 ------   --------   ------  ----------   ------  --------
                                                                 ------   --------   ------  ----------   ------  --------
Options exercisable at year-end.............................       863                 867                1,150
Shares available for future grant...........................       506                 807                1,139
                                                                 ------   --------   ------  ----------   ------  --------
                                                                 ------   --------   ------  ----------   ------  --------


The following summarizes information about the Company's stock options outstanding at December 31, 1998:


                                                                Options Outstanding                      Options Exercisable
-----------------------------------------------------------------------------------------------      ---------------------------
                                                                  Weighted Average     Weighted                         Weighted
            Range of                                  Number          Remaining        Average            Number         Average
            Exercise                               Outstanding     Contractual Life    Exercise         Exercisable     Exercise
             Prices                               (in thousands)      (in years)         Price        (in thousands)      Price
----------------------------------------------    --------------  -----------------   ---------      ---------------   ---------
$ 2.04 - $ 3.92................................         222              2.12           $ 2.91             222           $ 2.91
  4.31 -   5.75................................         152              3.24             4.73             152             4.73
 21.00 -  23.50................................         425              4.88            22.62             314            22.61
 26.13 -  29.25................................         287              7.79            26.66               8            26.32
 31.00 -  42.63................................         511              6.52            32.56             167            32.77
                                                  -------------   -----------------   ---------      --------------    --------
$ 2.04 - $42.63................................       1,597              5.39           $22.09             863           $16.38
                                                  -------------   -----------------   ---------      --------------    --------
                                                  -------------   -----------------   ---------      --------------    --------


     In February 1999, the Company's Board of Directors approved the 1999 Equity Compensation Plan, which will provide for the grant of stock options to participating employees, directors, and consultants of the Company. Initially, 3,000,000 shares will be reserved for issuance under the new plan, which is subject to shareholder approval at the Company's Annual Meeting in May 1999. In March 1999, the Company granted options to purchase 500,000 shares of the Company's Common Stock to its new president and chief operating officer, including 100,000 options granted outside of existing stock option plans. The option price is equal to the fair market value of the Company's stock on the date of grant.

     The Company, its subsidiaries, and its affiliates accounted for on the equity method apply APB 25 and related interpretations in accounting for stock option plans. Had compensation cost been recognized consistent with SFAS 123, the Company's consolidated net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):


Year Ended December 31                                      1998         1997       1996
----------------------                                    --------     -------     -------
Consolidated net earnings                 As reported     $110,123     $21,501     $19,927
                                          Pro forma       $ 99,411     $17,314     $15,986
Earnings per share
Basic                                     As reported     $   3.46     $   .69     $   .67
                                          Pro forma       $   3.12     $   .55     $   .53

Diluted                                   As reported     $   3.22     $   .66     $   .61
                                          Pro forma       $   2.92     $   .53     $   .48
Per share weighted average fair value of
stock options issued on date of grant                     $  13.14     $ 14.97     $ 14.64


     The following range of assumptions were used by the Company, its subsidiaries, and its affiliates accounted for on the equity method to determine the fair value of stock options granted in 1998, 1997, and 1996 using the Black-Scholes option-pricing model:


                                                       Subsidiaries and
                                          Company          Affiliates
                                       ------------   -----------------
Dividend yield......................            0%                 0%
Expected volatility.................    40% to 48%         30% to 75%
Average expected
 option life........................       5 years     3.5 to 6 years
Risk-free interest rate............   4.4% to 6.8%       4.2% to 7.1%


     The full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma consolidated net earnings amounts presented above, because compensation cost is reflected over an option's vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

10. BUSINESS COMBINATIONS

In 1998, CompuCom completed three business combinations for approximately $49 million in cash. These business combinations were accounted for as purchases and, accordingly, the consolidated financial statements reflect the operations of the acquired entities since the respective acquisition dates. CompuCom has not completed the final allocation of the purchase price for these acquisitions; accordingly, the amount of goodwill could be adjusted once the allocation is finalized.

11. RELATED PARTY TRANSACTIONS

In 1998, the Company loaned an officer and director of the Company $500,000 evidenced by a term note receivable. Interest on the note accrues at the rate of 4.33% per annum. The note was fully repaid in March 1999.

     In 1998, CompuCom loaned two officers and directors $796,875 and $2.0 million evidenced by term notes receivable. Interest on the notes accrue at rates of 4.3% and 5.1% per annum, respectively. Principal on the notes is due on December 31, 2001, and October 22, 2003, respectively. The loan proceeds were used to exercise stock options. In January 1999, the Company loaned an officer of CompuCom $806,078 to exercise CompuCom stock options. Interest on the note accrues at a rate of 4.3% per annum, and principal on the note is due on December 31, 2001.

     As discussed in Note 3, the Company had aggregate indebtedness of $20 million under revolving credit facilities to certain partnership companies as of December 31, 1998.

12. LEASES

The Company and its subsidiaries conduct a portion of its operations in leased facilities and leases machinery and equipment under leases expiring at various dates to 2004.

     Future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 1998, are (in millions): $4.6-1999; $3.7-2000; $2.4-2001; $0.8-2002; $0.6-2003; and
$0.6-thereafter.

     Total rental expense under operating leases was $11.7 million, $10.2 million, and $14.5 million in 1998, 1997, and 1996, respectively.

13. COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

     In connection with interests in certain partnership companies, the Company is contingently obligated for approximately $30 million of guarantee commitments. In addition, it has committed capital of approximately $100 million to various partnership companies, venture funds, and private equity partnerships, to be funded over the next several years.

14. PARENT COMPANY FINANCIAL INFORMATION

Condensed Financial Information is provided to reflect the results of operations and financial position of the "Parent Company," or the Company without the effect of consolidating its less than wholly owned subsidiaries. The Company presents complete Condensed Financial Information in Schedule I to its Form 10-K.

     The following summarizes the Parent Company Balance Sheets of Safeguard Scientifics, Inc. and its wholly owned subsidiaries (in thousands). These Parent Company Balance Sheets differ from the Consolidated Balance Sheets due to the exclusion of the assets and liabilities of the Company's less than wholly owned subsidiaries, primarily CompuCom and Tangram, with carrying values of these companies included in "Investments."


Balance Sheets
December 31                                                 1998        1997
---------------                                           --------   ---------
Assets
  Short-term investments.............................     $143,103   $     --
  Other current assets...............................       30,766     11,710
  Investments........................................      413,596    310,877
  Other..............................................       49,830     37,567
                                                          --------   ---------
Total assets.........................................     $637,295   $360,154
                                                          --------   ---------
                                                          --------   ---------
Liabilities and Shareholders' Equity
  Current liabilities................................     $ 80,824   $ 18,525
  Long-term debt.....................................      123,115     29,689
  Other liabilities..................................       19,152     13,989
  Convertible subordinated notes.....................       71,345     90,881
  Shareholders' equity...............................      342,859    207,070
                                                          --------   ---------
Total liabilities and
 shareholders' equity................................     $637,295   $360,154
                                                          --------   ---------
                                                          --------   ---------


     The following summarizes the Parent Company's investments in less than wholly owned subsidiaries (in thousands). Market value reflects the price of publicly traded securities at the close of business on December 31 of each year. The table excludes the Company's holdings in Tellabs (classified as "Short-term investments" on the Consolidated Balance Sheets), which has a market value of $143.1 million at December 31, 1998.


December 31                                        1998                    1997
-----------                                --------------------    -------------------
                                           Carrying      Market    Carrying    Market
                                             Value       Value      Value      Value
                                           ---------   --------    ---------  --------
CompuCom................................   $121,832    $ 98,538    $122,613   $211,504
Tangram.................................      3,428      41,795       3,153     68,570
Cambridge...............................     35,248     190,217      24,679    371,394
Coherent................................         --          --      14,799    135,008
Other public............................    130,076     221,107      83,290    226,477
Other...................................    123,012                  62,343
                                           ---------               --------
                                           $413,596                $310,877


     The market value of the Company's holdings in CompuCom increased to approximately $122 million at March 1, 1999.

The following summarizes the Parent Company Statements of Operations of Safeguard Scientifics, Inc. and its wholly owned subsidiaries (in thousands). These Parent Company Statements of Operations differ from the Consolidated Statements of Operations by excluding the revenues and related costs and expenses of the Company's less than wholly owned subsidiaries, primarily CompuCom and Tangram, with the Company's share of the earnings or losses of these companies reflected in the caption "Equity loss (income)." 1997 included net sales and cost of sales and operating expenses of $16.0 million and $14.6 million, respectively, related to Pioneer which was sold in mid-1997.


Statements of Operations
Year Ended December 31                               1998         1997        1996
----------------------                            ---------    --------    --------
Revenues
  Net sales....................................   $      --    $ 15,982    $ 30,286
  Securities and other gains, net..............     193,665      24,025      26,011
  Other income.................................      15,888      14,223      10,273
                                                  ---------    --------    --------
     Total revenues............................     209,553      54,230      66,570
                                                  ---------    --------    --------
Costs and Expenses
  Cost of sales and operating expenses.........      36,574      45,389      54,376
  Equity loss (income).........................       1,846     (14,873)    (12,345)
                                                  ---------    --------    --------
     Total costs and expenses..................      38,420      30,516      42,031
                                                  ---------    --------    --------
Earnings Before Taxes on Income................     171,133      23,714      24,539
  Provision for taxes on income................      61,010       2,213       4,612
                                                  ---------    --------    --------
Net Earnings...................................    $110,123    $ 21,501    $ 19,927
                                                  ---------    --------    --------
                                                  ---------    --------    --------


15. OPERATING SEGMENTS

In 1998, the Company adopted SFAS 131, which requires the reporting of operating segments using the "management approach" versus the "industry approach" previously required. The Company's reportable segments consist of CompuCom, Tangram, general corporate operations, and other. CompuCom's operations are defined into two segments--sales of distributed desktop computer products (product) and configuration, network integration, and technology support (service). Tangram's operations include the design, development, sale, and implementation of enterprise-wide asset tracking and software management solutions. General corporate operations consists of developing and operating partnership companies, most of which are engaged in information technology businesses. Other includes Pioneer and Premier which were sold during 1997, Commercial Real Estate which was sold during 1996, and other reconciling items.

     The following summarizes information related to the Company's segments (in thousands). All significant intersegment activity has been eliminated. Assets are the owned or allocated assets used by each operating segment.


Year Ended December 31                                     1998           1997           1996
----------------------                                  ----------     ----------     ----------
Net Sales
  CompuCom
    Product.......................................      $1,980,578     $1,699,268     $1,816,504
    Service.......................................         273,887        250,534        178,686
                                                        ----------     ----------     ----------
                                                         2,254,465      1,949,802      1,995,190
  Tangram.........................................          20,678         14,074         11,142
  Other...........................................              --         21,349         56,477
                                                        ----------     ----------     ----------
                                                        $2,275,143     $1,985,225     $2,062,809
                                                        ----------     ----------     ----------
                                                        ----------     ----------     ----------
Gross Margin(a)
  CompuCom
    Product.......................................       $ 193,727      $ 176,234      $ 180,851
    Service.......................................          90,233         91,311         60,112
                                                        ----------     ----------     ----------
                                                           283,960        267,545        240,963
  Tangram.........................................          18,252         12,123          8,733
  Other...........................................              --          6,365         20,155
                                                        ----------     ----------     ----------
                                                         $ 302,212      $ 286,033      $ 269,851
                                                        ----------     ----------     ----------
                                                        ----------     ----------     ----------
Operating Profit (Loss)
  CompuCom
    Product.......................................        $ 17,852       $ 38,073      $  55,545
    Service.......................................          17,995         28,860            159
                                                        ----------     ----------     ----------
                                                            35,847         66,933         55,704
    Interest and financing, net...................         (18,742)       (14,947)       (14,764)
    Restructuring.................................         (16,437)            --             --
                                                        ----------     ----------     ----------
                                                               668         51,986         40,940
                                                        ----------     ----------     ----------
  Tangram.........................................           1,764         (2,256)          (625)
                                                        ----------     ----------     ----------
  General Corporate
    Securities and other gains, net...............         193,665         26,857         30,373
    Equity in (losses) income of affiliates.......          (2,083)           417          1,539
    Interest and financing, net...................         (10,978)        (7,412)        (9,152)
    General corporate expense, net................         (10,345)        (9,612)        (8,661)
    Minority interest.............................             (47)       (25,727)       (19,934)
                                                        ----------     ----------     ----------
                                                           170,212        (15,477)        (5,835)
                                                        ----------     ----------     ----------
  Other...........................................          (1,097)         1,584         (1,268)
                                                        ----------     ----------     ----------
  Earnings Before Taxes on Income.................       $ 171,547       $ 35,837      $  33,212
                                                        ----------     ----------     ----------
                                                        ----------     ----------     ----------
Total Assets
  CompuCom
    Product.......................................       $ 339,778      $ 323,970      $ 542,970
    Service.......................................         212,403        146,812        157,803
                                                        ----------     ----------     ----------
                                                           552,181        470,782        700,773
  Tangram.........................................          15,170         14,077         12,946
  General Corporate...............................         501,339        229,682        172,781
  Other...........................................              --             --         49,570
                                                        ----------     ----------     ----------
                                                        $1,068,690      $ 714,541      $ 936,070
                                                        ----------     ----------     ----------
                                                        ----------     ----------     ----------


(a) Total gross margin reconciles to the Consolidated Statements of Operations by subtracting cost of sales from net sales.

Independent Auditors' Report

The Board of Directors and Shareholders
Safeguard Scientifics, Inc.
Wayne, Pennsylvania

     We have audited the accompanying consolidated balance sheets of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows, shareholders' equity, and comprehensive income for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain nonsubsidiary investee companies. The Company's investment in these nonsubsidiary investee companies at December 31, 1998 and 1997, was $69.4 million and $75.8 million, respectively, and its equity in earnings of these nonsubsidiary investee companies was $7.8 million and $6.0 million for the years ended December 31, 1998 and 1997, respectively. The financial statements of these nonsubsidiary investee companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these nonsubsidiary investee companies, is based solely on the reports of the other auditors.

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

     In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP

Philadelphia, Pennsylvania
February 8, 1999

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

     KPMG LLP is engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, Safeguard Scientifics, Inc.'s financial condition and operating results in accordance with generally accepted accounting principles. The scope of their engagement included a review of the internal control system, tests of the accounting records, and other auditing procedures to the extent deemed necessary to render their opinion on the financial statements. Their report is presented above.

The Audit Committee of the Board of Directors meets with the independent auditors and management to satisfy itself that they are properly discharging their responsibilities. The auditors have direct access to the Audit Committee.

Safeguard Scientifics, Inc.

/s/ Michael W. Miles
----------------------------
Michael W. Miles
Senior Vice President and Chief Financial Officer

QUARTERLY FINANCIAL DATA

The following table presents unaudited supplementary quarterly financial data for the years ended December 31, 1998 and 1997 (in thousands, except per share data):

                                                                             Quarters Ended
                                                              -----------------------------------------------
                                                              March 31     June 30    Sept. 30     Dec. 31
                                                              ---------   ---------   -----------  ----------
1998

Net Sales.................................................    $441,898    $602,534    $609,053     $621,658
After-tax Operating Earnings (Losses)(1)..................       2,214       2,885      (5,130)     (14,137)
After-tax Securities and Other Gains, Net.................       4,711       5,228      65,154(2)    49,228(2)
Net Earnings..............................................       5,060       6,026      59,242(2)    39,795(2)
Earnings Per Share

    Basic.................................................         .16         .19        1.85         1.26
    Diluted...............................................         .15         .18        1.71         1.18

1997

Net Sales.................................................    $447,576    $502,706    $505,312     $529,631
After-tax Operating Earnings(1)...........................       2,559       5,437       5,476        7,351
After-tax Securities and Other Gains, Net.................       4,321       4,103       4,010        3,680
Net Earnings..............................................       4,492       5,636       5,265        6,108
Earnings Per Share

    Basic.................................................         .14        .18         .17           .20
    Diluted...............................................         .14        .17         .16           .19


(1) Before securities and other gains and minority interest.
(2) Increase relates primarily to net securities gains from Coherent/Tellabs transactions (see Note 2 to the Consolidated Financial Statements).

Net securities and other gains of varying magnitude have been realized in recent years; prior gains are not necessarily indicative of gains which may be realized in the future.

Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding in each period. Diluted earnings per share calculations adjust net earnings for the dilutive effect of public investee common stock equivalents and convertible securities. The Company's Convertible Subordinated Notes were dilutive for the quarters ended September 30 and December 31, 1998, but were anti-dilutive for all other periods presented. Therefore, the sum of the quarters may not necessarily equal the year to date earnings per share.

COMMON STOCK DATA

The Company's Common Stock is listed on the New York Stock Exchange (Symbol:
SFE). As of March 1, 1999, there were approximately 25,000 beneficial holders of the Company's Common Stock. The high and low sale prices reported within each quarter for the years ended December 31, 1998 and 1997, are as follows:


                                                  1998               1997
                                             ---------------    ---------------
                                              High      Low      High     Low
                                             -------  ------    ------   ------
First Quarter............................    $38.44   $30.13    $32.63   $16.88
Second Quarter...........................     45.38    34.63     33.00    19.75
Third Quarter............................     41.44    23.50     32.06    25.00
Fourth Quarter...........................     31.75    17.13     36.50    27.50


The high and low sale prices reported in 1999 through March 1 were $47.25 and $27.50, respectively, and the last sale price reported on March 1, 1999, was $37.06. No cash dividends have been declared in any of the years presented, and the Company has no present intention to declare cash dividends.