Form 10-K/A, Exhibit 13
period 1998-12-31
SAFEGUARD SCIENTIFICS INC ET AL
filed 2000-03-17
CIK 86115

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

Independent Auditors' Report

The Board of Directors and Shareholders
Safeguard Scientifics, Inc.:


     We have audited the accompanying consolidated balance sheets of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows, shareholders' equity, and comprehensive income for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of a nonsubsidiary investee. The Company's ownership interest in this investee at December 31, 1998 and 1997, was $35.2 million and $24.7 million, respectively, and its equity in earnings of this investee was $7.9 million and $5.1 million for the years ended December 31, 1998 and 1997, respectively. The financial statements of this investee were audited by other auditors whose report have been furnished to us, and our opinion, insofar as it relates to the amounts included for this investee, is based solely on the report of the other auditors.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.

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