Form 10-K, Exhibit 13
period 1999-12-31
SAFEGUARD SCIENTIFICS INC ET AL
filed 2000-03-22
CIK 86115

                                                                     Exhibit 13

                      SELECTED CONSOLIDATED FINANCIAL DATA

Selected consolidated financial data for the Company are presented in the table below and should be read in conjunction with Management's Discussion and Analysis and the Company's consolidated financial statements included herein.

                                                                         YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------------------------------------
                                                 1999            1998             1997             1996             1995
                                                 ----            ----             ----             ----             ----
                                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

TOTAL REVENUE .......................        $ 2,953,270      $ 2,287,092      $ 1,995,683      $ 2,068,807      $ 1,523,422
OPERATING EXPENSES
Cost of revenue .....................          2,605,821        1,972,931        1,699,192        1,792,958        1,311,332
Selling, service, and general and
   administrative ...................            311,564          268,996          224,184          212,702          156,491
Depreciation and amortization .......             36,778           21,738           18,132           20,645           16,927
Restructuring .......................                387           16,437               --               --               --
                                             -----------      -----------      -----------      -----------      -----------
   Total operating expenses .........          2,954,550        2,280,102        1,941,508        2,026,305        1,484,750
                                             -----------      -----------      -----------      -----------      -----------
                                                  (1,280)           6,990           54,175           42,502           38,672
Gains on issuance of stock by partner
   companies ........................            175,662            3,782            5,772            5,582              701
Other income, net ...................            107,290          189,883           21,085           25,546           21,250
Interest, net .......................            (30,718)         (26,978)         (19,885)         (22,023)         (19,114)
                                             -----------      -----------      -----------      -----------      -----------
INCOME BEFORE INCOME TAXES, MINORITY
   INTEREST AND EQUITY INCOME (LOSS)             250,954          173,677           61,147           51,607           41,509
Income taxes ........................            (66,514)         (61,424)         (14,336)         (13,285)         (12,124)
Minority interest ...................             (8,936)             (47)         (25,727)         (19,934)         (13,853)
Equity income (loss) ................            (51,978)          (2,083)             417            1,539            2,731
                                             -----------      -----------      -----------      -----------      -----------
NET INCOME ..........................        $   123,526      $   110,123      $    21,501      $    19,927      $    18,263
                                             ===========      ===========      ===========      ===========      ===========

Net income per share(a)
   Basic.............................        $      1.22      $      1.15      $      0.23      $      0.22      $      0.21
   Diluted...........................        $      1.16      $      1.07      $      0.22      $      0.20      $      0.18
Weighted average shares
  outstanding(a)
   Basic.............................            101,134           95,499           93,747           89,700           87,156
   Diluted...........................            110,910          104,742           95,988           94,044           92,202


                                                                            DECEMBER 31,
                                                 -----------------------------------------------------------------------
                                                 1999            1998             1997             1996             1995
                                                 ----            ----             ----             ----             ----

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............        $    49,813      $     6,257      $     5,382      $    12,881      $     7,267
Working capital......................            133,839          251,991          228,001          345,530          226,659
Total assets.........................          1,499,879        1,068,690          714,541          936,070          742,874
Long-term debt.......................             14,532          205,044          127,089          252,725          204,431
Other long-term liabilities..........            175,611            1,317            1,246              759            1,057
Convertible subordinated notes.......            200,000           71,345           90,881          102,131               --
Total shareholders' equity...........            574,701          342,859          207,070          169,011          154,309



(a) Adjusted to reflect the 3-for-1 split of our common stock effective as of March 13, 2000.

         No cash dividends have been declared in any of the years presented, and the Company has no present intention to declare cash dividends.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         We are a leading Internet company actively engaged in the Internet infrastructure business through our extensive network of partner companies. We acquire interests in developing Internet infrastructure companies and incubate and integrate these companies into our network. We focus on what we believe to be the most significant market sectors of the Internet infrastructure industry: software, communications and eServices. We believe that our experience developing technology companies, our expertise in and focus on Internet infrastructure and the reach of our network, which includes Internet Capital Group's business- to-business electronic commerce companies, enable us to identify and attract companies with significant potential for success in the Internet infrastructure market. We intend to be the premier network of Internet infrastructure companies offering solutions, seamless connectivity and eServices to businesses engaged in electronic commerce.

         Our principal mission is to promote long-term shareholder value. We believe shareholder value is maximized by retaining and promoting the entrepreneurial culture of our partner companies. The entrepreneurs of our partner companies generally retain significant equity interests in their businesses, and their interests as shareholders remain aligned with ours. We provide a full range of operational and management services to each of our partner companies through dedicated teams of Safeguard professionals. Each team has expertise in the areas of business and technology strategy, sales and marketing, operations, finance, legal and transactional support, and human resources, and provides hands-on assistance to the management of the partner company in support of its growth. The level of involvement varies and in some circumstances includes the provision of full-time interim personnel. Since we are a long-term partner, we pursue various alternatives to maximize the long-term value of our partner companies. These alternatives include preparing our partner companies for initial public offerings, assisting with mergers and acquisitions, and providing additional capital. We typically retain a significant ownership position in our partner companies after they complete their initial public offerings.

         We developed the Safeguard Subscription Program to give our shareholders the opportunity to participate in the initial public offerings of our partner companies. The offering ratio varies, but is based on the number of shares being offered under the program by the partner company in relation to the number of Safeguard shares outstanding at the time of an offering. We completed Safeguard Subscription Programs in conjunction with the initial public offerings of Internet Capital Group, Inc., US Interactive, Inc. and Pac-West Telecomm, Inc. in 1999, and with the initial public offering of eMerge Interactive, Inc. in February 2000. In addition, another partner company, OPUS360 Corporation, is in registration for its initial public offering that will include a Safeguard Subscription Program.

         Our net income could fluctuate significantly from quarter to quarter. There can be no guarantee that we will report net income in each period.

EFFECT OF VARIOUS ACCOUNTING METHODS ON THE CONSOLIDATED FINANCIAL STATEMENTS

         The various interests that we acquire in our partner companies are accounted for under three broad methods: consolidation, equity and cost. The applicable accounting method is generally determined based on our voting interest in a partner company.

         Consolidation. Partner companies in which we directly or indirectly own more than 50% of the outstanding voting securities are generally accounted for under the consolidation method of accounting. Under this method, a partner company's results of operations are included within our consolidated statements of operations. Participation of other partner company shareholders in the income or losses of a consolidated partner company is reflected in the caption "minority interest" in our consolidated statements of operations. Minority interest adjusts our consolidated net income to reflect only our share of the income or losses of the consolidated partner company. CompuCom Systems, Inc. and Tangram Enterprise Solutions, Inc. were consolidated in 1999, 1998 and 1997. During 1999, we acquired controlling majority voting interests in aligne, incorporated, SOTAS, Inc., and Arista Knowledge Systems Inc. Each one of these partner companies was consolidated from the date we acquired directly or indirectly more than 50% of the outstanding voting securities interest. We also consolidated Premier Solutions Ltd. and Pioneer Metal Finishing until they were sold in 1997.

         Equity Method. Partner companies whose results we do not consolidate, but over whom we exercise significant influence, are generally accounted for under the equity method of accounting. Whether or not we exercise significant influence with respect to a partner company depends on an evaluation of several factors including, among others, representation on the partner company's board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the partner company, including voting rights associated with our holdings in common, preferred and other convertible instruments in the partner company. Under the equity method of accounting, a partner company's results of operations are not reflected within our consolidated statement of operations; however, our share of the income or losses of the partner company is reflected in the caption "equity income (loss)" in our consolidated statements of operations. The share of income or losses is generally based upon our voting ownership of the partner company's securities, which may be different from the percentage of the economic ownership of the partner company held by us. During 1999, we accounted for 29 of our partner companies under the equity method of accounting.

         Our partner companies accounted for under the equity method of accounting at December 31, 1999 included:

                                                                          PARTNER
                                                                          COMPANY        VOTING
                                                                           SINCE        OWNERSHIP
                                                                           -----        ---------
PUBLICLY TRADED
     Cambridge Technology Partners (Massachusetts), Inc.................   1991              16%
     ChromaVision Medical Systems, Inc..................................   1996              27%
     DocuCorp International, Inc........................................   1995              17%
     eMerge Interactive, Inc............................................   1997              19%
     Internet Capital Group, Inc........................................   1996              14%
     LifeF/X, Inc.......................................................   1996              23%
     OAO Technology Solutions, Inc......................................   1996              31%
     Pac-West Telecomm, Inc.............................................   1998               7%
     Sanchez Computer Associates, Inc...................................   1986              26%
     USDATA Corporation.................................................   1994              38%
     US Interactive, Inc................................................   1998              13%

PRIVATELY HELD
     4anything.com, Inc.................................................   1999              28%
     Extant, Inc........................................................   1999              21%
     The Basketball Network LLC, d/b/a HoopsTV.com......................   1999              24%
     iMedium, Inc.......................................................   1999              23%
     Integrated Visions, Inc............................................   1998              49%(a)
     Kanbay LLC.........................................................   1998              28%
     PrivaSeek, Inc.....................................................   1999              33%
     QuestOne Decision Sciences Corporation.............................   1997              35%
     RealTIME Media, Inc................................................   1999              43%
     Vitts Networks, Inc................................................   1999              48%
     Who? Vision Systems, Inc...........................................   1998              29%(a)
     XL Vision, Inc.....................................................   1995              18%

(a) We owned non-voting convertible securities in these companies. However, we believe we have the ability to exercise significant influence based on our representation on the board of directors and other factors. This percentage represents the voting ownership assuming the conversion of all non-voting convertible securities.

         At December 31, 1999, we owned voting securities in all the privately held companies listed except Integrated Visions and Who? Vision Systems. We have representation on the board of directors of all of the above partner companies. Although we own less than 20% of the voting stock of some of the above companies, we believe we have the ability to exercise significant influence based on our representation on the board of directors and other factors. We also account for our interests in some private equity funds under the equity method of accounting, based on our general and limited partner interest. In addition to our holdings in voting and non-voting equity and debt securities, we also periodically make advances to our partner companies in the form of promissory notes. We had advances to equity method partner companies totaling $36 million at December 31, 1999.

         Many of our privately held, equity method partner companies are Internet-related companies with limited operating histories that have not generated significant revenues and incurred substantial losses in 1999. We expect these losses to continue in 2000. Our equity losses may also increase as a result of our acquisition of interests in, and operation of, additional Internet-related companies.

         Cost Method. Partner companies and private equity funds that we do not account for under either the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, our share of the earnings or losses of these companies is not included in our consolidated statements of operations. However, the effect of the change in market value of cost method holdings classified as trading securities is reflected in our results of operations during each reporting period.

EFFECT OF VARIOUS ACCOUNTING METHODS ON THE PRESENTATION OF OUR
FINANCIAL STATEMENTS

         The presentation of our financial statements may differ from period to period primarily due to the applicable accounting method used for recognizing our equity interests in the operating results of a partner company. For example, the presentation of our financial statements are significantly influenced by the consolidated results of operations of CompuCom which we consolidated based on our 60% voting interest. CompuCom accounted for over 98% of our consolidated revenues, but represented less than 5% of our consolidated net income in 1999.

         To understand our net results of operations and financial position without the effect of consolidating our consolidated partner companies, please refer to note 18 to our consolidated financial statements, which summarizes our parent company statements of operations and balance sheets and presents our consolidated partner companies as if they were accounted for under the equity method of accounting for all periods presented. Our share of the income or losses of the consolidated partner companies is included in "equity income
(loss)" in the parent company statements of operations. The carrying value of these companies is included in "ownership interest in and advances to partner companies" in the parent company balance sheets.

         Although the parent company statements of operations and balance sheets presented in note 18 reflect our historical results, they are not necessarily indicative of future parent company balance sheets and statements of operations.

NET RESULTS OF OPERATIONS

         Our reportable segments include General Safeguard Operations, Partner Company Operations and CompuCom Operations. General Safeguard Operations represents the expenses of providing strategic and operational support to our partner companies, and the related administrative costs. General Safeguard Operations includes the effect of transactions and other events incidental to our ownership interests in our partner companies and our operations in general. Partner Company Operations reflect operations of all partner companies other than CompuCom. The partner companies included under Partner Company Operations have been accounted for under the consolidated, equity or cost method depending on their particular circumstances. CompuCom Operations reflect the consolidated results of CompuCom. All significant intersegment activity has been eliminated.

         The following table reflects consolidated operating data by reported segments (in thousands):

                                                                              YEAR  ENDED DECEMBER 31,
                                                                    ---------------------------------------------
                                                                    1999                 1998                1997
                                                                    ----                 ----                ----

SUMMARY OF CONSOLIDATED NET INCOME
General Safeguard Operations ..........................         $   158,553          $   109,689          $     3,599
Partner Company Operations ............................             (42,739)                 358                 (210)
CompuCom Operations ...................................               7,712                   76               18,112
                                                                -----------          -----------          -----------
                                                                $   123,526          $   110,123          $    21,501
                                                                ===========          ===========          ===========

GENERAL SAFEGUARD OPERATIONS
Revenue ...............................................         $    13,912          $    11,949          $    10,458
Operating expenses
   General and administrative .........................              43,429               24,413               22,308
   Depreciation and amortization ......................               7,914                1,443                1,309
                                                                -----------          -----------          -----------
   Total operating expenses ...........................              51,343               25,856               23,617
                                                                -----------          -----------          -----------
                                                                    (37,431)             (13,907)             (13,159)
   Gains on issuance of stock by partner companies ....             175,662                3,782                5,772
   Other income, net ..................................             107,290              189,883               18,253
   Interest, net ......................................              (7,193)              (7,964)              (4,656)
                                                                -----------          -----------          -----------
   Income before income taxes .........................             238,328              171,794                6,210
   Income taxes .......................................             (79,775)             (62,105)              (2,611)
                                                                -----------          -----------          -----------
Net Income from General Safeguard Operations ..........         $   158,553          $   109,689          $     3,599
                                                                ===========          ===========          ===========

PARTNER COMPANY OPERATIONS
Revenue ...............................................         $    27,469          $    20,678          $    35,423
Operating expenses
   Cost of sales ......................................               8,082                2,426               16,935
   Selling and service ................................               8,875                8,087                7,895
   General and administrative .........................              13,572                5,309                6,476
   Depreciation and amortization ......................               5,497                2,872                4,316
                                                                -----------          -----------          -----------
   Total operating expenses ...........................              36,026               18,694               35,622
                                                                -----------          -----------          -----------
                                                                     (8,557)               1,984                 (199)
   Interest, net ......................................                (330)                (272)                (282)
                                                                -----------          -----------          -----------
   Income (loss) before income taxes, minority interest
      and equity income (loss) ........................              (8,887)               1,712                 (481)
   Income taxes .......................................              18,192                  729                 (146)
   Minority interest ..................................                 (66)                  --                   --
   Equity income (loss) ...............................             (51,978)              (2,083)                 417
                                                                -----------          -----------          -----------
Net Income (Loss) from Partner Company Operations .....         $   (42,739)         $       358          $      (210)
                                                                ===========          ===========          ===========


COMPUCOM OPERATIONS
Revenue ...............................................         $ 2,911,889          $ 2,254,465          $ 1,949,802
Operating expenses
   Cost of sales ......................................           2,597,739            1,970,505            1,682,257
   Selling and service ................................             159,006              164,262              128,751
   General and administrative .........................              86,682               66,925               58,754
   Depreciation and amortization ......................              23,367               17,423               12,507
   Restructuring ......................................                 387               16,437                   --
                                                                -----------          -----------          -----------
   Total operating expenses ...........................           2,867,181            2,235,552            1,882,269
                                                                -----------          -----------          -----------
                                                                     44,708               18,913               67,533
   Other income, net ..................................                  --                   --                2,832
   Interest, net ......................................             (23,195)             (18,742)             (14,947)
                                                                -----------          -----------          -----------
   Income before income taxes and minority interest ...              21,513                  171               55,418
   Income taxes .......................................              (4,931)                 (48)             (11,579)
   Minority interest ..................................              (8,870)                 (47)             (25,727)
                                                                -----------          -----------          -----------
Net Income from CompuCom Operations ...................         $     7,712          $        76          $    18,112
                                                                ===========          ===========          ===========

NET RESULTS OF OPERATIONS--GENERAL SAFEGUARD OPERATIONS

          Revenue. Revenue consists of administrative service fees charged to certain partner companies and private equity funds for operational and management services provided through a team of our professionals. Revenue was $13.9 million for the year ended December 31, 1999, $11.9 million for the year ended December 31, 1998 and $10.5 million for the year ended December 31, 1997. The increase in each year in the three-year period ended December 31, 1999 was the result of an increase in the number of partner companies.

          General and Administrative. Our general and administrative costs consist primarily of employee compensation, outside services such as legal, accounting, marketing and consulting, and travel-related costs. General and administrative expenses were $43.4 million for the year ended December 31, 1999, $24.4 million for the year ended December 31, 1998 and $22.3 million for the year ended December 31, 1997. General and administrative expenses increased $19.0 million or 78% in 1999 from 1998 reflecting the growth in the number of partner companies to 37 in 1999 from 26 in 1998. The increase represents expenses incurred to support the growing number and related activities of our partner companies, primarily payroll-related and marketing costs. We expect these costs to continue to be higher compared to historical periods due to the increased resources needed to support the increasing number of partner companies.

          Depreciation and Amortization. Increase in depreciation and amortization is due to accretion of the obligation related to the two forward sale contracts entered into in 1999 and an increase in depreciation related to campus office buildings acquired in 1998.

          Gains on Issuance of Stock by Partner Companies. Gains on issuance of stock by partner companies represents gains or losses on the issuance of stock by our partner companies to reflect the change in our share of the net equity of these companies. Gains on issuance of stock by partner companies consisted of the following (in thousands):

                                             YEAR  ENDED DECEMBER 31,
                                        ------------------------------------
                                        1999            1998            1997
                                        ----            ----            ----
Internet Capital Group .........      $172,934         $   --         $   --
Cambridge Technology Partners...           326          3,598          3,579
Other ..........................         2,402            184          2,193
                                      --------         ------         ------
                                      $175,662         $3,782         $5,772
                                      ========         ======         ======


         Gains on issuance of stock by partner companies consisted primarily of the issuance by Internet Capital Group of 31 million shares of its common stock in its initial public offering in August 1999, seven million shares of its common stock in a follow-on public offering in December 1999, and approximately three million shares in private placements and acquisitions completed in the fourth quarter of 1999. The pretax gain represents the increase in our share of Internet Capital Group's net equity as a result of its stock issuances.

         We recorded gains on stock issued by Cambridge Technology Partners as a result of employee stock option exercises.

         Other Income, net. Other income, net, consisted of the following (in thousands):

                                                                            YEAR  ENDED DECEMBER 31,
                                                                   -----------------------------------------
                                                                   1999              1998               1997
                                                                   ----              ----               ----
Gain on the Coherent Communications Systems
   Corporation/Tellabs, Inc. merger ......................      $      --          $ 245,261          $     --
Unrealized gain (loss) on Tellabs stock, net .............         78,163            (48,549)               --
Gain on sale of Diamond Technology Partners, Inc. stock...         41,108                 --             4,954
Gain on sale of Internet Capital Group stock .............          9,332                 --                --
Gain on sale of Pac-West Telecomm stock ..................          7,113                 --                --
Gain on sale of Cambridge Technology Partners stock ......             --             15,016            15,209
Gain on sale of other public holdings ....................          7,383              2,677             2,720
Gain on distributions from private equity funds ..........          4,590              9,945             2,261
Gain on First Consulting Group, Inc./Integrated
   Systems Consulting Group, Inc. merger .................             --              6,586                --
Other, primarily impairment charges ......................        (40,399)           (41,053)           (6,891)
                                                                ---------          ---------          --------
                                                                $ 107,290          $ 189,883          $ 18,253
                                                                =========          =========          ========


         In August 1998, Tellabs, Inc. acquired Coherent, and we received approximately seven million shares (adjusted for a 2-for-1 stock split in May
1999) of Tellabs in exchange for all of our Coherent shares. The market value of the Tellabs shares received on the date of exchange was used to determine the gain. Subsequent to the merger, our holdings in Tellabs were classified as trading securities and the effect of the change in market value of Tellabs was reflected in our results of operations as an unrealized gain (loss). In August 1999, we completed the pledge of all our remaining holdings in Tellabs under forward sale contracts that expire in 2002. As a result of the restrictions on the sale of these shares under these contracts, we changed the classification of these holdings to available-for-sale. Therefore, changes in the fair value of our remaining Tellabs holdings are now recorded as an adjustment to other comprehensive income in shareholders' equity.

         For the years ended December 31, 1999, 1998 and 1997, we recorded impairment charges of $37.5 million, $35.8 million and $12.3 million for the other than temporary decline in the carrying value of some partner companies.

         Interest, net. Interest expense, net, was $7.2 million for the year ended December 31, 1999, $8.0 million for the year ended December 31, 1998 and $4.7 million for the year ended December 31, 1997. The decrease in 1999 was a result of higher interest income and the elimination of interest due to the conversion of $71.3 million of our 1996 convertible subordinated notes, which was partially offset by interest associated with the $200 million 5% convertible subordinated notes issued in 1999. The increase in interest expense in 1998 was due to our increased borrowings primarily to fund acquisitions in new and existing partner companies.

         Income Taxes. Our consolidated effective tax rate decreased to 35% in 1999 compared to 36% for 1998 due to the realization of previously unrecorded tax benefits attributable to the difference between the book basis and tax basis of some of our holdings as well as the application of lower tax rates against realized securities gains.

NET RESULTS OF OPERATIONS--PARTNER COMPANY OPERATIONS

         Revenue. Revenue was $27.5 million for the year ended December 31, 1999, $20.7 million for the year ended December 31, 1998 and $35.4 million for the year ended December 31, 1997. The increase in revenue in 1999 was the result of the acquisitions of aligne and SOTAS during 1999. The decrease in revenue in 1998 was primarily due to the elimination of revenue as a result of the sale of Premier Solutions Ltd. and Pioneer Metal Finishing, Inc. in 1997.

         Operating Expenses. Operating expenses were $36.0 million for the year ended December 31, 1999, $18.7 million for the year ended December 31, 1998 and $35.6 million for the year ended December 31, 1997. The increase in operating expenses in 1999 was the result of consolidating aligne, Arista and SOTAS. The decrease in operating expenses in 1998 was primarily due to the sale of Premier Solutions and Pioneer Metal Finishing in 1997.

         Equity Income (Loss). A significant portion of our net results of operations is derived from companies in which we hold a significant minority ownership interest. Equity income (loss) fluctuates with the number of companies accounted for under the equity method, our voting ownership percentage in these companies, the amortization of goodwill related to newly acquired equity method companies, and the net results of operations of these companies. During the year ended December 31, 1999, we accounted for 29 companies under the equity method of accounting compared to 14 companies during the comparable 1998 period.

         The significant increase in equity losses in 1999 from 1998 reflects increased operating losses at some of our existing partner companies and an increase in the number of companies accounted for under the equity method in 1999, a majority of which have operating losses. Many of our partner companies accounted for under the equity method are Internet-related companies with substantial losses. We expect to continue to acquire interests in more Internet-related companies that may have operating losses and that we may account for under the equity method. Additionally, we expect certain of our existing partner companies to continue to invest in their products and services and to recognize operating losses. As a result, equity losses could continue to increase significantly.

         The decrease in equity income in 1998 from 1997 is a result of discontinuing the accounting for our holdings in Coherent under the equity method of accounting, and recording our share of merger-related and other charges at certain partner companies. The decrease was also a result of increased operating losses at certain partner companies, partially offset by strong overall performance at Cambridge Technology Partners and Sanchez.

NET RESULTS OF OPERATIONS--COMPUCOM OPERATIONS

         CompuCom provides people, process, and technology to deliver infrastructure solutions that optimize electronic business and enterprise applications. CompuCom's revenues are primarily derived from sales of distributed desktop computer products and configuration, network integration and technology support.

         Revenue. Revenue was $2.9 billion for the year ended December 31, 1999, $2.3 billion for the year ended December 31, 1998 and $1.9 billion for the year ended December 31, 1997. The increase in revenue was primarily due to increased volume of product sales resulting from the acquisitions of the Technology Acquisition Services Division of Entex Information Services, Inc. during the second quarter of 1999 and Computer Integration Corporation and DataFlex Corporation during the second quarter of 1998.

         Gross Margin. Gross margin was 10.8% for the year ended December 31, 1999, 12.6% for the year ended December 31, 1998 and 13.7% for the year ended December 31, 1997. The decrease in 1999 and 1998 was attributable to reduced gross margins on product sales due to heightened competition from direct marketers and other corporate resellers and a reduction in manufacturer sponsored incentives which was not fully offset by improved services gross margins.

         Selling and Service Expenses. Selling and service expenses were 5.5% of revenue for the year ended December 31, 1999, 7.3% of revenue for the year ended December 31, 1998 and 6.6% of revenue for the year ended December 31, 1997. In 1999, the decrease in selling and service expense was primarily due to CompuCom's cost reduction efforts, partially offset by an increase in sales force as a result of the Entex acquisition. In 1998, the increase in selling and services expense was primarily due to an increase in sales force as a result of the Computer Integration Corporation and Dataflex acquisitions, the hiring of additional sales representatives, higher commission expense, and growth in the service business.

         General and Administrative Expense. General and administrative expenses were 3.0% of revenue in 1999, 1998 and 1997. The dollar increase in 1999 was primarily due to expenditures to broaden CompuCom's eCommerce capabilities and costs associated with the integration of Computer Integration Corporation, Dataflex and Entex.

         Depreciation and Amortization Expense. Depreciation and amortization expense was $23.4 million in 1999, $17.4 million in 1998 and $12.5 million in 1997. The increases in depreciation and amortization expense was a result of the Entex acquisition in 1999 and the Computer Integration Corporation and Dataflex acquisitions in 1998.

         Restructuring Expense. In October 1998, CompuCom's Board of Directors approved a restructuring plan designed to reduce CompuCom's cost structure by closing branch facilities and reducing CompuCom's workforce by approximately 10%. As a result, CompuCom recorded a restructuring charge in 1998 of $16.4 million (pretax), which reduced our income by approximately $8.1 million (pretax), after recording minority interest. The charge primarily consisted of costs associated with the closing of certain facilities and disposing of related fixed assets, as well as employee severance and benefits related to the reduction in workforce.

         Interest, Net. The increase in interest expense, net was a result of increased borrowings at CompuCom to fund the acquisitions of Entex in 1999 and Computer Integration Corporation and Dataflex in 1998.

LIQUIDITY AND CAPITAL RESOURCES

         We have funded our operations in recent years with our bank credit facility, proceeds from issuance of convertible notes, proceeds from forward sale contracts, borrowings under partner company revolving credit facilities, and proceeds from sales of partner companies.

         In June 1999, we issued $200 million of 5% convertible subordinated notes due June 2006. At December 31, 1999, the notes are convertible into our common stock at approximately $25 per share, as adjusted to reflect a 3-for-1 stock split. We used approximately $111 million of the net proceeds to repay all of our outstanding indebtedness under our bank credit facility and borrowings from partner companies.

         During 1999, we entered into two contracts relating to the forward sale of 3.4 million shares of our holdings in Tellabs. We pledged these shares for three years and in return received approximately $139 million of cash. At the end of the term, we have the option to deliver cash or Tellabs shares with a value determined by the stock price of Tellabs at maturity. The number of Tellabs shares to be delivered at maturity ranges from 2.7 million to 3.4 million shares (or the cash value thereof). The proceeds from this financing transaction were used to pay down a portion of our bank credit facility and to acquire interests in or make advances to new and existing partner companies and private equity funds.

         Sales of equity securities generated proceeds of approximately $138 million in 1999, $95 million in 1998 and $71 million in 1997.

         As of December 31, 1999, we have availability under our bank credit facilities of $200 million. Of the $200 million, $150 million matures in May 2002 and is secured by certain equity securities we hold in publicly traded companies. The value of these pledged securities exceeds the total availability under the bank credit facility. The remaining $50 million is unsecured, with availability limited to the lesser of $50 million or 10% of the value of the pledged securities. The $50 million facility matures in April 2000. There were no borrowings outstanding under the facilities at December 31, 1999. In 2000, we intend to increase the availability under our bank credit facilities to $300 million and extend the maturity on both facilities.

         In 1999, we repaid $20 million of borrowings from certain partner companies. At December 31, 1999, there were no borrowings under agreements with these companies.

         Cash and cash equivalents at December 31, 1999, availability under our bank credit facilities, proceeds from the potential sales of all or a portion of our minority interests, and other internal sources of cash flow are expected to be sufficient to fund our cash requirements through 2000, including commitments to our existing partner companies and private equity funds, and our general corporate requirements. At December 31, 1999, we were contingently obligated for approximately $29 million of guarantee commitments, and had committed capital of approximately $218 million to various partner companies and private equity funds, to be funded over the next several years.

         Our current operating plan for the acquisition of new partner companies may change in the next 12 months which may make it necessary for us to raise additional funds. On February 29, 2000, we filed a Registration Statement on Form S-3 with the Securities and Exchange Commission to sell up to 11.5 million shares of our common stock to the public through which Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities, Inc., Lehman Brothers, Inc. and Prudential Securities Incorporated are acting as representatives. This Registration Statement has not yet been declared effective. Currently, we anticipate we will receive $478 million from the offering after deduction of all discounts, fees and expenses of the offering. On March 15, 2000, we filed a Registration Statement on Form S-3 with the Securities and Exchange Commission to sell up to 7.9 million shares of our common stock to certain strategic investors and institutional investors. This Registration Statement has not yet been declared effective. Currently, we anticipate we will receive $500 million from the offering after deduction of all discounts, fees and expenses of the offering. No assurance can be given that these underwritten offerings will be consummated at all or on terms describe in the Registration Statements. The size of these offerings may be increased or decreased and the net proceeds therefrom would change accordingly.

         Should this offering not be consummated, we will likely have to raise additional funds through the issuance of equity securities or obtain additional bank financing. If additional funds are raised through the issuance of equity securities, our existing shareholders may experience significant dilution.

         Availability under our bank credit facility is determined by the market value of the publicly traded partner companies pledged as collateral. If the stock markets experience a significant decline, availability under the credit facilities could be reduced significantly and could have an adverse effect on our ability to borrow under the facilities. In addition, our ability to raise proceeds from sales of publicly traded partner companies could also be adversely affected. As a result, our ability to acquire interests in new partner companies and support our existing partner companies with additional funding could be limited.

         CompuCom maintains separate, independent financing arrangements, which are non-recourse to us and are secured by certain assets of CompuCom. During recent years, CompuCom has utilized bank financing arrangements and internally generated funds to fund its cash requirements. During 1999 CompuCom sold its corporate headquarters building in a sale/leaseback transaction. The proceeds from the sale were approximately $40 million, of which $37 million was used to pay down long-term debt. As part of the transaction, CompuCom entered into a 20-year operating lease on the building.

         CompuCom has a $250 million receivables securitization facility and a $200 million working capital facility. The securitization facility pricing is based on a designated short-term interest rate plus an agreed-upon spread. The receivables securitization facility, which matures in May 2002, was fully utilized as of December 31, 1999. The working capital facility will be reduced by $25 million in May 2000 and matures in May 2002. As of December 31, 1999 there were no outstanding borrowings on the working capital facility.

         CompuCom's liquidity continues to be negatively affected by the increase in the dollar volume of the rebate programs of its principal suppliers. Under these programs, CompuCom is required to pay a higher initial price for product and claim a rebate to reduce that price. The collection of these rebates can take several months. Due to the increased volume of product sold under these programs, CompuCom's initial purchase price for the product is often higher than the sales price CompuCom obtains from its customers. As of December 1999, these programs are a major factor in CompuCom's financing needs. As of December 31, 1999, CompuCom was owed approximately $66 million under these programs.

         Consolidated working capital decreased to $134 million at December 31, 1999 compared to $252 million at December 31, 1998. The decrease relates to the change in classification of the Tellabs holdings.

         Cash provided by operating activities increased in 1999 compared to 1998 due to a decrease in accounts receivable. This decrease was due to CompuCom's accounting for its $75 million increase in its receivables securitization facility as "off-balance sheet" financing, which resulted in a reduction of accounts receivable and long-term debt.

         Cash used in investing activities primarily reflects the acquisition of ownership interests in and advances to new and existing partner companies. Cash used in investing activities also reflects acquisitions by our subsidiaries, which in 1999 primarily represented CompuCom's acquisition of Entex for approximately $137 million. Partially offsetting these activities in the three year period ended December 31, 1999 were proceeds from the sales of equity securities.

         During 1999, we committed approximately $123 million and funded $103 million to acquire interests in and make advances to 12 new partner companies, including the following Internet infrastructure partner companies: Extant, iMedium, OPUS360, SOTAS and Vitts Networks. We also funded approximately $125 million to acquire interests in and make advances to our existing private partner companies and private equity funds. In addition, we acquired an 80% interest in aligne in exchange for approximately 1.3 million shares of our common stock with a market value of approximately $17 million, and purchased approximately $41 million of shares of our publicly traded partner companies in the open market and in private transactions.

         From January 1, 2000 through February 15, 2000, we funded $46 million of commitments made prior to December 31, 1999. Additionally, from January 1, 2000 through February 15, 2000, we committed $163 million and funded $46 million to acquire ownership interests in or make advances to new and existing partner companies. Some of these new partner companies include the following Internet infrastructure companies: TechSpace LLC, NexTone Communications, Inc. and fob.com, Inc.

         During 1999, we received approximately $8 million in proceeds from the issuance of our stock primarily as a result of stock options exercised. In 1999, we purchased 150,000 shares of our common stock in the open market for approximately $3 million. At December 31, 1999, we are authorized to purchase an additional $16 million of our common stock.

         In January 2000, we announced the sale of approximately 2.2 million shares of our common stock to Textron Inc. for $100 million in a private transaction. The sale price was based on the closing price of our common stock on December 17, 1999 of approximately $46 per share. We completed the sale and received the proceeds from the sale in March 2000.

         Capital expenditures in any year normally would not be significant in relation to our overall financial position. Capital asset requirements are generally funded through bank credit facilities, internally generated funds or other financing sources. There were no material capital asset purchase commitments at December 31, 1999.

RECENT ACCOUNTING PRONOUNCEMENTS

         Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation. SFAS 133 will be effective for us in 2001. We are currently evaluating the impact of SFAS 133.

         We do not expect the adoption of other recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

YEAR 2000 DISCLOSURE

         We assessed our computer systems for year 2000 readiness, and replaced all systems and software we found to be not compliant. These replacements were generally part of our regular upgrade program. We then tested all of our systems and software. We also obtained verifications from our vendors that our systems that they supplied are year 2000 ready. We installed a back-up generator in our data center and have a contingency plan to provide for disaster recovery and continuation of critical computer and communications in case of a power loss. We have not incurred any material extraordinary expense in connection with our year 2000 program. We believe that any year 2000 problem is unlikely to arise in the future, and that if any problem does arise, we will be able to fix the problem quickly and without material expenses.

         To date, neither we nor our partner companies have experienced any disruptions of operations due to year 2000 problems.

         We have regularly surveyed our partner companies regarding their year 2000 issues. CompuCom spent approximately $1.4 million to assess, remediate, and test its systems for year 2000 compliance. CompuCom is a reseller of computer products. It makes no warranties regarding the year 2000 readiness of any products it sells, but only passes through to its customers the applicable vendor's warranties. If one of CompuCom's major vendors' products turn out to be not year 2000 compliant, CompuCom could experience a material adverse effect on its results of operations.

         Some of our other partner companies are in the business of providing software products and services. Those companies all believe the current version of their products are year 2000 compliant. Older versions of some of our companies' products may not have been year 2000 compliant. These partner companies generally have attempted to limit their liability to their customers in their software license agreements and service agreements. Many of their customers have maintenance agreements under which the companies upgraded or offered to upgrade older software versions to year 2000 compliant versions. The companies generally encouraged their other customers to upgrade to compliant versions as well. We are not aware that any of our partner companies have received notice from any of their customers about problems resulting from non year 2000 compliant software or systems purchases from our companies.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are exposed to equity price risks on the marketable portion of our securities. These securities include equity positions in companies in the Internet industry, many of which have experienced significant historical volatility in their stock prices. We typically do not attempt to reduce or eliminate our market exposure on securities. Based on closing market prices at December 31, 1999, the fair market value of our holdings in public securities was approximately $7.7 billion (excluding warrants that are unexercisable). Approximately $6.2 billion of these equity securities at December 31, 1999 consisted of our holdings in Internet Capital Group. A 20% decrease in equity prices would result in an approximate $1.5 billion decrease in the fair value of our publicly traded securities.

         In 1999, we entered into two forward sale contracts related to our remaining holdings in Tellabs. We pledged 3.4 million shares of Tellabs for three years and in return received approximately $139 million in cash. At the end of the term, we have the option to deliver cash or Tellabs shares with a value determined by the stock price of Tellabs at maturity. The number of Tellabs shares to be delivered at maturity ranges from 2.7 million to 3.4 million shares (or the cash value thereof).

         Availability under our bank credit facilities is determined by the market value of our publicly traded securities pledged as collateral. The market value of our publicly traded securities would have to decrease by more than 50% from their value on December 31, 1999 before the amount of our collateral would be insufficient to enable us to fully use this facility. Additionally, we are exposed to interest rate risk primarily through our bank credit facility. At December 31, 1999, there were no borrowings outstanding.

         CompuCom is exposed to interest rate risk primarily through its receivables securitization and working capital facilities. CompuCom utilizes borrowings on these facilities to meet its working capital needs and other borrowing needs. At December 31, 1999, the securitization facility had borrowings of approximately $250 million, and there were no borrowings on the working capital facility. If CompuCom's effective interest rate were to increase 75 basis points, or 0.75%, CompuCom's interest expense would increase by approximately $2 million based on CompuCom's average borrowings during 1999. Our share of this increase would be approximately $1 million after deduction for minority interest but before income taxes.

SAFE HARBOR STATEMENT

         Certain statements in this annual report describing the plans, goals, strategies, intentions, forecasts, and expectations of us or our partner companies constitute what are sometimes termed "forward-looking statements." The following important factors could cause actual results to differ materially from those in such forward-looking statements.

         Our business depends on the performance of our partner companies, which is uncertain. In general, our partner companies depend on the continuing growth of the Internet as a medium for commercial transactions, and on the growth of the Internet infrastructure market in particular. The Internet infrastructure industry is intensely competitive, characterized by rapid changes in technology and customer demands, frequent new product introductions, and shifting distribution channels. Many of our partner companies are early-stage companies with limited operating history and no historical profits, and compete against companies with greater resources and name recognition.

         Fluctuations in the price of the common stock of our publicly traded partner companies, especially Internet Capital Group, may affect the price of our common stock. On February 15, 2000, our equity interest in Internet Capital Group had a market value of approximately $4.3 billion, which was significant compared to our market value of $5.4 billion. The price of Internet Capital Group's common stock has been, and may continue to be, highly volatile. Our continuing growth is also dependent on the continuing strength of the market for securities of Internet infrastructure companies in general and initial public offerings of those companies in particular. Competition to acquire interests in Internet infrastructure companies is intense, which could reduce the returns we can achieve on our acquisitions.

                           SAFEGUARD SCIENTIFICS, INC.

                           CONSOLIDATED BALANCE SHEETS


                                                                            DECEMBER 31,
                                                                       -----------------------
                                                                       1999               1998
                                                                       ----               ----
                                                          (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
ASSETS
Current Assets
   Cash and cash equivalents ................................      $   49,813         $     6,257
   Trading securities .......................................              --             143,103
   Accounts receivable, less allowances
      ($5,604-1999; $4,769-1998) ............................         259,383             296,093
   Inventories ..............................................         129,826             138,551
   Prepaid expenses and other current assets ................          16,488               5,006
                                                                   ----------         -----------
Total current assets ........................................         455,510             589,010

Property and equipment, net .................................          56,234              96,840
Ownership interests in and advances to partner companies ....         529,381             218,999
Available-for-sale securities ...............................         302,940              84,977
Excess of cost over net assets of businesses acquired, net...         119,288              65,137
Other .......................................................          36,526              13,727
                                                                   ----------         -----------

TOTAL ASSETS ................................................      $1,499,879         $ 1,068,690
                                                                   ==========         ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Current maturities of long-term debt .....................      $   11,019         $     2,366
   Accounts payable .........................................         183,781             161,700
   Accrued expenses .........................................         126,871             124,578
   Deferred taxes ...........................................              --              48,375
                                                                   ----------         -----------
Total current liabilities ...................................         321,671             337,019

Long-term debt ..............................................          14,532             205,044
Deferred taxes ..............................................         110,556              12,562
Minority interest ...........................................         102,808              98,544
Other long-term liabilities .................................         175,611               1,317
Convertible subordinated notes ..............................         200,000              71,345

Commitments and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, $10.00 par value; 1,000,000 and
   55,423 shares authorized in 1999 and 1998, respectively...              --                  --
Common stock, $0.10 par value--authorized 500,000,000
   and 100,000,000 shares in 1999 and 1998,
   respectively; 104,749,317 and 98,398,026 shares
   issued and outstanding in 1999 and 1998, respectively ....          10,475               9,840
Additional paid-in capital ..................................         133,969              55,910
Retained earnings ...........................................         385,120             261,594
Accumulated other comprehensive income ......................          45,137              37,294
Treasury stock, at cost (3,758,985 shares-1998) .............              --             (21,779)
                                                                   ----------         -----------

Total shareholders' equity ..................................         574,701             342,859
                                                                   ----------         -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..................      $1,499,879         $ 1,068,690
                                                                   ==========         ===========

                 See notes to consolidated financial statements.

                           SAFEGUARD SCIENTIFICS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            YEAR ENDED DECEMBER 31,
                                                                ----------------------------------------------
                                                                1999                 1998                 1997
                                                                ----                 ----                 ----
                                                                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

REVENUE
   Product sales ...................................         $ 2,621,124          $ 1,994,965          $ 1,724,220
   Service sales ...................................             318,234              280,178              261,005
   Other ...........................................              13,912               11,949               10,458
                                                             -----------          -----------          -----------
Total revenue ......................................           2,953,270            2,287,092            1,995,683

OPERATING EXPENSES
   Cost of sales--product ..........................           2,398,613            1,787,370            1,534,310
   Cost of sales--service ..........................             207,208              185,561              164,882
   Selling and service .............................             167,881              172,349              136,646
   General and administrative ......................             143,683               96,647               87,538
   Depreciation and amortization ...................              36,778               21,738               18,132
   Restructuring ...................................                 387               16,437                   --
                                                             -----------          -----------          -----------
Total operating expenses ...........................           2,954,550            2,280,102            1,941,508
                                                             -----------          -----------          -----------
                                                                  (1,280)               6,990               54,175
Gains on issuance of stock by partner companies.....             175,662                3,782                5,772
Other income, net ..................................             107,290              189,883               21,085
Interest income ....................................               4,839                2,742                2,474
Interest expense ...................................             (35,557)             (29,720)             (22,359)
                                                             -----------          -----------          -----------

INCOME BEFORE INCOME TAXES, MINORITY
   INTEREST AND EQUITY INCOME (LOSS) ...............             250,954              173,677               61,147
Income taxes .......................................             (66,514)             (61,424)             (14,336)
Minority interest ..................................              (8,936)                 (47)             (25,727)
Equity income (loss) ...............................             (51,978)              (2,083)                 417
                                                             -----------          -----------          -----------
NET INCOME .........................................         $   123,526          $   110,123          $    21,501
                                                             ===========          ===========          ===========

NET INCOME PER SHARE
   Basic ...........................................         $      1.22          $      1.15          $      0.23
   Diluted .........................................         $      1.16          $      1.07          $      0.22
WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic ...........................................             101,134               95,499               93,747
   Diluted .........................................             110,910              104,742               95,988



                 See notes to consolidated financial statements.

                           SAFEGUARD SCIENTIFICS, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                ACCUMULATED
                                      COMMON STOCK       ADDITIONAL               OTHER        TREASURY STOCK
                                    -----------------     PAID-IN    RETAINED  COMPREHENSIVE  ------------------
                                    SHARES     AMOUNT     CAPITAL    EARNINGS     INCOME      SHARES      AMOUNT        TOTAL
                                    ------     ------     -------    --------     ------      ------      ------        -----
                                                             (IN THOUSANDS EXCEPT SHARE AMOUNTS)
BALANCE--DECEMBER 31, 1996....    98,398,026   $ 9,840    $ 29,006   $ 129,970   $  7,360    6,695,487   $ (7,165)    $ 169,011
Net income....................                                          21,501                                           21,501
Stock options exercised, net..                                 618                          (2,011,947)     2,035         2,653
Tax benefit of stock option
  exercises ..................                               3,166                                                        3,166
Repurchase of common stock....                                                               1,171,731     (9,488)       (9,488)
Conversion of convertible
  subordinated notes..........                               9,731                          (1,164,393)     1,279        11,010
Subsidiaries' equity
  transactions................                                 871                                                          871
Other comprehensive income....                                                      8,346                                 8,346
                                 -----------   -------    --------   ---------   --------   ----------   --------     ----------

BALANCE--DECEMBER 31, 1997....    98,398,026     9,840      43,392     151,471     15,706    4,690,878    (13,339)      207,070
Net income....................                                         110,123                                          110,123
Stock options exercised, net..                              (1,935)                         (1,204,893)     4,201         2,266
Tax benefit of stock
  option exercises............                               1,869                                                        1,869
Repurchase of common stock....                                                               2,295,000    (18,672)      (18,672)
Conversion of convertible
  subordinated notes..........                              13,189                          (2,022,000)     6,031        19,220
Subsidiaries' equity
  transactions................                                (605)                                                        (605)
Other comprehensive income....                                                     21,588                                21,588
                                 -----------   -------    --------   ---------   --------   ----------   --------     ----------

BALANCE--DECEMBER 31, 1998....    98,398,026     9,840      55,910     261,594     37,294    3,758,985    (21,779)      342,859
Net income....................                                         123,526                                          123,526
Stock options exercised, net..       735,597        74       1,700                            (815,808)     6,136         7,910
Tax benefit of stock
  option exercises............                               7,051                                                        7,051
Issuance of common stock for
  acquisition.................                               8,781                          (1,324,554)     7,721        16,502
Repurchase of common stock....                                                                 150,000     (2,695)       (2,695)
Conversion of convertible
  subordinated notes..........     5,615,694       561      60,384                          (1,768,623)    10,617        71,562
Subsidiaries' equity
  transactions................                                 143                                                          143
Other comprehensive income....                                                      7,843                                 7,843
                                 -----------   -------    --------   ---------   --------   ----------   --------     ----------

BALANCE--DECEMBER 31, 1999....   104,749,317   $10,475    $133,969   $ 385,120   $ 45,137           --   $    --      $ 574,701
                                 ===========   =======    ========   =========   ========   ==========   ========     ==========



                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                     YEAR ENDED DECEMBER 31,
                                                            -----------------------------------------
                                                            1999              1998               1997
                                                            ----              ----               ----
                                                                          (IN THOUSANDS)

NET INCOME .....................................         $ 123,526          $ 110,123          $ 21,501
                                                         ---------          ---------          --------

OTHER COMPREHENSIVE INCOME (LOSS), BEFORE TAXES:
   Unrealized holding gains ....................            59,631             43,676            10,706
   Reclassification adjustments ................           (47,565)           (10,103)            1,940
RELATED TAX (EXPENSE) BENEFIT:
   Unrealized holding gains ....................           (20,871)           (15,591)           (3,640)
   Reclassification adjustments ................            16,648              3,606              (660)
                                                         ---------          ---------          --------
OTHER COMPREHENSIVE INCOME .....................             7,843             21,588             8,346
                                                         ---------          ---------          --------
COMPREHENSIVE INCOME ...........................         $ 131,369          $ 131,711          $ 29,847
                                                         =========          =========          ========

                 See notes to consolidated financial statements.

                           SAFEGUARD SCIENTIFICS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEAR ENDED DECEMBER 31,
                                                                             -------------------------------------------
                                                                             1999               1998                1997
                                                                             ----               ----                ----
                                                                                           (IN THOUSANDS)
OPERATING ACTIVITIES

Net income ......................................................         $   123,526          $ 110,123          $  21,501
Adjustments to reconcile to net cash provided by operating
   activities:
   Depreciation and amortization ................................              36,778             21,738             18,132
   Deferred income taxes ........................................              45,397             28,909             (2,566)
   Equity (income) loss .........................................              51,978              2,083               (417)
   Gain on issuance of stock by partner companies ...............            (175,662)            (3,782)            (5,772)
   Other income, net ............................................            (107,290)          (189,883)           (21,085)
   Minority interest ............................................               5,151                 28             15,436
Changes in assets and liabilities, net of effect of acquisitions:
   Accounts receivable, net .....................................              41,595            (32,301)           210,578
   Inventories ..................................................             102,922             68,840             35,498
   Accounts payable, accrued expenses, and other ................               3,952             71,182           (120,593)
                                                                          -----------          ---------          ---------
      Net cash provided by operating activities .................             128,347             76,937            150,712
INVESTING ACTIVITIES
Proceeds from sales of available-for-sale securities ............              53,565              3,319              6,438
Proceeds from sales of partner company ownership interests ......              84,522             91,519             64,880
Advances to partner companies ...................................             (56,417)           (32,161)           (23,163)
Repayment of advances to partner companies ......................               8,150              7,689              1,582
Acquisitions of ownership interests in partner companies and
   subsidiaries, net of cash acquired ...........................            (212,294)          (112,903)           (56,831)
Acquisitions by subsidiaries, net of cash acquired ..............            (141,253)           (49,679)                --
Proceeds from sale of building ..................................              45,466                 --                 --
Capital expenditures ............................................             (10,191)           (17,582)           (31,314)
Other, net ......................................................              (7,931)            (1,988)               449
                                                                          -----------          ---------          ---------
      Net cash used in investing activities .....................            (236,383)          (111,786)           (37,959)
FINANCING ACTIVITIES
Borrowings on revolving credit facilities .......................           1,181,552            796,257            858,450
Repayments on revolving credit facilities .......................          (1,342,272)          (743,503)          (976,216)
Borrowings on long-term debt ....................................                  --                909              3,987
Repayments on long-term debt ....................................             (28,295)            (3,178)            (4,155)
Proceeds from issuance of convertible subordinated notes ........             200,000                 --                 --
Payment of financing costs on convertible subordinated notes ....              (6,178)                --                 --
Proceeds from financial instruments .............................             139,309                 --                 --
Repurchase of Company common stock ..............................              (2,695)           (18,672)            (9,488)
Issuance of Company common stock ................................               7,910              2,266              2,653
Issuance of subsidiary common stock .............................               2,261              1,645              4,517
                                                                          -----------          ---------          ---------
      Net cash provided by (used in) financing activities .......             151,592             35,724           (120,252)
                                                                          -----------          ---------          ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ............              43,556                875             (7,499)
Cash and cash equivalents at beginning of period ................               6,257              5,382             12,881
                                                                          -----------          ---------          ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ......................         $    49,813          $   6,257          $   5,382
                                                                          ===========          =========          =========


                 See notes to consolidated financial statements.

                           SAFEGUARD SCIENTIFICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF THE COMPANY

         Safeguard Scientifics, Inc. (the Company) is a leader in incubating and operating what it believes are the premier developing technology companies in the Internet infrastructure market with a focus on three sectors; software, communications and eServices. The Company believes that its experience developing technology companies, its expertise in and focus on the Internet infrastructure business, and the reach of its network enables it to identify and attract companies with the greatest potential for success in the Internet infrastructure market and to assist these companies in becoming market leaders.

  PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, including CompuCom Systems, Inc. (CompuCom), Tangram Enterprise Solutions, Inc. (Tangram), aligne, incorporated (aligne), Arista Knowledge Systems, Inc. (Arista) and SOTAS, Inc. (SOTAS). The various interests that the Company acquires in its partner companies are accounted for under three broad methods: consolidation, equity and cost. The applicable accounting method is generally determined based on the Company's voting interest in a partner company. In 1997, the Company established limited partnerships to hold its ownership interests in partner companies. The Company allocates 10.0% to 12.5% interest in these partnerships for purchase by Company employees. The Company is the sole general partner and retains the remaining interest. Distributions to limited partners are subject to the achievement of certain thresholds.

         Consolidation. Partner companies in which the Company directly or indirectly owns more than 50% of the outstanding voting securities are generally accounted for under the consolidation method of accounting. Under this method, a partner company's results of operations are included within the Company's consolidated statements of operations. All significant intercompany accounts and transactions have been eliminated. Participation of other partner company shareholders in the income or losses of a consolidated partner company is reflected in the caption "minority interest" in the Company's consolidated statements of operations.

         Equity Method. Partner companies whose results are not consolidated, but over whom the Company exercises significant influence, are generally accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to a partner company depends on an evaluation of several factors including, among others, representation on the partner company's Board of Directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the partner company, including voting rights associated with the Company's holdings in common, preferred and other convertible instruments in the partner company. Under the equity method of accounting, a partner company's results of operations are not reflected within the Company's consolidated statements of operations; however, the Company's share of the income or losses of the partner company is reflected in the caption "equity income (loss)" in the consolidated statements of operations. The Company's carrying value for a partner company accounted for under the equity method includes the unamortized excess of the cost of the Company's interest in the partner company over its equity in the underlying net assets determined at the date of acquisition. This excess is amortized on a straight-line basis generally over ten years and is included in "equity income (loss)" in the consolidated statements of operations.

         Cost Method. Partner companies not consolidated or accounted for under the equity method are accounted for under the cost method of accounting. Under the cost method, the Company's share of the income or losses of such companies is not included in the Company's consolidated statements of operations.

         The Company periodically evaluates the carrying value of its ownership interests in each of its partner companies for possible impairment based on achievement of business plan objectives and milestones, the value of each ownership interest in the partner company relative to its carrying value, the financial condition and prospects of the partner company, and other relevant factors. The business plan objectives and milestones the Company considers include, among others; achievement of planned financial results; completion of capital raising activities; hiring of key employees; and the value at which independent third parties have or have committed to invest in its partner companies. Management then determines whether there has been an other than temporary impairment in the carrying value of its ownership interest in the partner companies. Impairment charges are recognized in the consolidated statement of operations. The new cost basis of a partner company is not written-up if circumstances suggest the value of the partner company has subsequently recovered.

  CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. At December 31, 1999, cash and cash equivalents consist of commercial paper and other deposits that are readily convertible into cash.

  MARKETABLE SECURITIES

         Marketable securities consist of common stock held in publicly traded companies. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. All marketable securities are defined as trading securities or available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

         Management determines the appropriate classification of its holdings in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Available-for-sale securities are carried at fair value, based on quoted market prices, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Trading securities are carried at fair value, based on quoted market prices, with the unrealized net gain or loss included in "other income, net" in the consolidated statements of operations.

  RECEIVABLES SECURITIZATION

         CompuCom has an agreement with a financial institution that allows CompuCom to sell, without recourse, and on a revolving basis, an interest in a portion of its accounts receivable. In accordance with Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125), these transactions are accounted for as a sale of receivables. Sales of receivables are reflected as a reduction in "accounts receivable less allowances" on the consolidated balance sheets. CompuCom is retained as servicer of the receivables; however, the cost to service the receivables is not material.

  FINANCIAL INSTRUMENTS

         The Company's financial instruments, principally cash, accounts receivable, accounts payable, and accrued expenses, are carried at cost which approximates fair value due to the short-term maturity of these instruments. The Company's long-term debt is carried at cost which approximates fair value as the debt bears interest at rates approximating current market rates. The fair value of the Company's forward sales contracts on its Tellabs holdings is $179 million, based on the amount the Company would have to pay to terminate these contracts. At December 31, 1999, the market value of the Company's convertible subordinated notes was approximately $452 million based on quoted market prices.

         The Company may selectively enter into agreements to reduce the impact of stock market volatility on its ownership in publicly traded companies. These may include agreements to protect against a possible decline in the market value of the particular company. The Company does not enter into agreements for trading or speculative purposes. The counterparties to these agreements are major financial institutions.

  INVENTORIES

         Inventory consisted primarily of product inventory held by CompuCom. Inventory is stated at the lower of average cost or market. The Company continually assesses the appropriateness of the inventory valuations considering obsolete, slow-moving and non-salable inventory.

  PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost less accumulated depreciation and amortization. Provision for depreciation and amortization is based on the estimated useful lives of the assets (buildings and leasehold improvements, 3 to 40 years; machinery and equipment, 3 to 12 years) and is computed using the straight-line method.

  EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED

         Goodwill is amortized on a straight-line basis generally over 3 to 20 years. Accumulated amortization at December 31, 1999 and 1998, was $40.8 million and $29.1 million, respectively. The Company periodically evaluates goodwill for indications of impairment based on the forecasted undiscounted cash flow from the related business activity (including possible proceeds from a sale of the business).

  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

         The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to forecasted undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

  REVENUE RECOGNITION

         Product sales are generally recognized upon shipment with provisions made for anticipated returns, which historically have not been material. Service sales are generally recognized when the service is rendered or ratably if performed over a service contract period. Administrative service fees (presented as other revenue) represent charges to partner companies for operational and management services provided through a team of Safeguard professionals. Administrative service fees are recognized ratably over the term of each administrative service fee contract.

         The Company adopted Statement of Position (SOP) 97-2 Software Revenue Recognition for software transactions entered into beginning January 1, 1998. The adoption of this SOP did not have a material impact on the Company's revenue recognition policies. CompuCom derives software revenues in connection with the sale of personal computers with standard installed software packages. These revenues are recognized as a component of product revenues as computers are shipped. Tangram recognizes revenue from software licenses, postcontract customer support (PCS) and related consulting services. Revenue from software license agreements and product sales are recognized upon delivery, provided that all of the following conditions are met: a non-cancelable license agreement has been signed; the software has been delivered; no significant production, modification or customization of the software is required; the vendor's fee is fixed or determinable; and collection of the resulting receivable is deemed probable. In software arrangements that include rights to software products, specified upgrades or gateways, PCS, and/or other services, the Company allocates the total arrangement fee among each deliverable based on vendor-specific objective evidence. Revenue from maintenance agreements are recognized ratably over the term of the maintenance period, generally one year. Consulting and training services, which are not considered essential to the functionality of the software products, are recognized as the respective services are performed.

  VENDOR PROGRAMS

         CompuCom receives volume incentives and rebates from certain manufacturers related to sales of certain products which are recorded as a reduction of cost of sales when earned. CompuCom also receives manufacturer reimbursements for certain training, promotional, and marketing activities that offset the expenses incurred by CompuCom.

  STOCK-BASED COMPENSATION

         The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) for stock options and other stock-based awards while disclosing pro forma net income and net income per share as if the fair value method had been applied in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

  GAINS OR LOSSES ON ISSUANCE OF STOCK BY PARTNER COMPANIES

         At the time a partner company accounted for under the consolidation or equity method of accounting sells its common stock at a price different from the Company's book value per share, the Company's share of the partner company's net equity changes. If at that time, the partner company is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the partner company's ability to continue in existence, the Company records the change in its share of the partner company's net equity as a gain or loss in its consolidated statements of operations (note 12). Otherwise, the increase is reflected in "subsidiaries' equity transactions" in the Company's consolidated statements of shareholders' equity.

         If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased by the subsidiary or by the Company, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions, and the net effect of these transactions is reflected in the consolidated statements of shareholders' equity.

  DEFINED CONTRIBUTION PLANS

         Defined contribution plans are contributory and cover eligible employees of the Company and certain subsidiaries. The Company and certain subsidiaries generally match from 50% to 75% of the first 4% to 6% of employee contributions to these plans. Additionally, the Company makes annual contributions to a non-contributory defined contribution pension plan based on 4.5% of a participant's eligible compensation. Amounts expensed relating to these plans were $3.1 million, $2.7 million and $1.9 million in 1999, 1998 and 1997, respectively.

  INCOME TAXES

         Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  NET INCOME PER SHARE

         Net income per share (EPS) is computed on net income using the weighted average number of common shares outstanding during each year. Diluted EPS includes common stock equivalents (unless anti-dilutive) which would arise from the exercise of stock options and conversion of other convertible securities and is adjusted, if applicable, for the effect on net income of such transactions. Diluted EPS calculations adjust net income for the dilutive effect of common stock equivalents and convertible securities issued by the Company's public subsidiaries or equity affiliates.

  COMMON STOCK

         On February 28, 2000, the Board of Directors approved a three-for-one stock split to the Company's shareholders of record on March 13, 2000. All share and per share data have been restated to reflect a three-for-one split of the Company's common stock as if the stock split had occurred as of December 31, 1996.

  ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform to the current year presentation.

  COMPREHENSIVE INCOME

         Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Excluding net income, the Company's source of other comprehensive income is from net unrealized appreciation on cost method holdings classified as available-for-sale. Reclassification adjustments result from the recognition in net income of unrealized gains or losses that were included in comprehensive income in prior periods.

  SEGMENT INFORMATION

         At December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) which requires companies to present financial and descriptive segment information.

  RECENT ACCOUNTING PRONOUNCEMENTS

         Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) will require that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation. SFAS 133 will be effective for the Company in 2001. The Company is currently evaluating the impact of SFAS 133.

         The Company does not expect the adoption of other recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flows.

2.  BUSINESS COMBINATIONS

  ACQUISITIONS BY THE COMPANY

         In February 1999, the Company acquired an 80% voting ownership in aligne in exchange for 1.3 million shares of the Company's common stock with a market value of $16.5 million. aligne is an information technology management-consulting firm that assists its clients in optimizing investments in technology.

         In June 1999, the Company acquired a 75% voting ownership in SOTAS for $9.4 million and assumed certain liabilities. SOTAS develops, markets and sells telecommunications technology and related products and services.

  ACQUISITIONS BY SUBSIDIARIES

         In May 1999, CompuCom purchased from ENTEX Information Services, Inc. certain assets of its Technology Acquisition Services Division (Entex) in a cash transaction. This acquisition was structured as an asset purchase. Under the terms of the agreement, CompuCom paid approximately $137 million and assumed certain liabilities for the acquired assets, which consisted primarily of inventory, certain fixed assets and the Erlanger, Kentucky distribution center. The initial purchase price allocation for this acquisition is preliminary and may be adjusted upon completion of the final valuation work.

         During 1998, CompuCom completed the acquisitions of DataFlex, Inc., Computer Integration Corporation, and ECC II Corporation, entities engaged in the sale of microcomputers and related services and solutions. The purchase consideration given for these acquisitions was cash of approximately $27 million, $17 million and $5 million, respectively. In addition, CompuCom assumed liabilities in connection with these acquisitions of approximately $22 million, $71 million and $3 million, respectively.

         These transactions were accounted for as purchases and, accordingly, the consolidated financial statements reflect the operations of these companies since the date of acquisition. The Company and its subsidiaries allocated the purchase price to the assets and liabilities acquired based on estimated fair value as of the date of acquisition. The acquisitions resulted in goodwill of approximately $110 million which is being amortized over periods ranging from ten to twenty years.

         The following unaudited pro forma financial information (in thousands except per share amounts) presents the combined results of operations of the Company as if the acquisitions had occurred as of January 1, 1998, after giving effect to certain adjustments, including amortization of goodwill, increased interest expense on debt related to the acquisitions, and related income tax effects. The pro forma results of operations are not indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of the period presented and is not intended to be a projection of future results.

                                         YEAR ENDED DECEMBER 31,
                                         -----------------------
                                         1999               1998
                                         ----               ----
Revenues ....................         $3,577,199         $4,404,852
Net income ..................         $  117,705         $   95,064
Net income per share--diluted         $     1.10         $     0.93

3.  FINANCIAL INSTRUMENTS

         In 1999, the Company entered into two forward sale contracts related to
3.4 million shares of its holdings in Tellabs. The Company pledged these shares of Tellabs for three years and in return received approximately $139 million of cash. At the end of the term, the Company has the option to deliver cash or Tellabs shares with a value determined by the stock price of Tellabs at maturity. The number of Tellabs shares to be delivered at maturity ranges from
2.7 million to 3.4 million shares (or the cash value thereof). The liability of $149.4 million related to these transactions is included in "other long-term liabilities" on the consolidated balance sheets.

         In August 1999, the Company completed the pledge of all of its remaining holdings in Tellabs under forward sale contracts that expire in 2002. As a result of the restrictions on the sale of these shares under these contracts, the Company changed the classification of these holdings to available-for-sale at that time. Therefore, the Company's holdings in Tellabs are included in non-current assets under the caption "available-for-sale securities" as of December 31, 1999.

4.  OWNERSHIP INTERESTS IN AND ADVANCES TO PARTNER COMPANIES

         The following summarizes the Company's ownership interests in and advances to partner companies accounted for under the equity method or cost method of accounting (in thousands). The ownership interests are classified according to applicable accounting methods at December 31, 1999 and 1998. Market value reflects the price of publicly traded holdings at the close of business at the respective date, and exclude warrants that are not currently exercisable.

                                                     DECEMBER 31, 1999                      DECEMBER 31, 1998
                                          ----------------------------------------      ------------------------
                                          CARRYING        MARKET           VOTING       CARRYING          MARKET
                                           VALUE          VALUE           INTEREST        VALUE            VALUE
EQUITY METHOD
Cambridge Technology Partners.......    $   49,181      $  254,556           16%       $   35,248      $  190,217
ChromaVision Medical Systems........        13,626          81,201           27%           11,304          22,419
DocuCorp International..............         9,995          22,249           17%               --(b)           --(b)
Internet Capital Group..............       189,068       6,169,208           14%           19,183              --(a)
LifeF/X.............................            --          86,823(c)        23%               --              --(a)
OAO Technology Solutions............        16,448          42,853           31%           16,472          16,551
Sanchez Computer Associates.........        11,686         258,995           26%           10,620          91,965
Pac West Telecomm...................         7,613          62,943           7%             8,913              --(a)
USDATA Corporation..................        15,920          82,406           38%            7,053           5,545
US Interactive......................         9,769         107,795           13%           10,832              --(a)
Non-public companies................       169,331                                         80,867
                                        ----------                                     ----------
                                           492,637                                        200,492
COST METHOD
Non-public companies................        16,266                                          2,867
ADVANCES TO PARTNER COMPANIES.......        20,478                                         15,640
                                        ----------                                     ----------
                                        $  529,381                                     $  218,999
                                        ==========                                     ==========

(a)  These companies were not publicly traded until 1999.
(b) DocuCorp was included in available-for-sale securities at December 31, 1998. The Company increased its voting interest in DocuCorp during 1999.
(c) LifeF/X acquired all of the equity interests of Pacific Title/Mirage through a reverse triangular merger in 1999.

         Internet-related stocks have experienced significant volatility in recent years. For example, at December 31, 1999, the market value of the Company's holdings in Internet Capital Group was $6.2 billion. Based on the high and low stock prices in 2000, through February 15, 2000, the market value of the Company's holdings in Internet Capital Group has ranged from $4.1 billion to $7.3 billion.

         At December 31, 1999 and 1998, the Company's carrying value in its partner companies accounted for under the equity method exceeded its share of the underlying equity in the net assets of such companies by $99.1 million and $25.4 million, respectively. This excess is being amortized generally over a ten-year period. Amortization expense of $9.5 million, $3.3 million and $3.9 million, is included in "equity income (loss)" in the accompanying consolidated statements of operations for the years ended December 31, 1999, 1998 and 1997, respectively.

         As of December 31, 1999 and 1998, the Company had advances to partner companies which mature on various dates through May 2004 and bear interest at fixed rates between 5.3% and 8% and variable rates consisting of the prime rate (8.5% at December 31, 1999) plus 1%. The Company also has short-term advances to partner companies of $15.0 million and $7.2 million at December 31, 1999 and 1998, respectively, which is included in "accounts receivable, less allowances" on the consolidated balance sheets.

         The following summarized financial information for partner companies accounted for under the equity method at December 31, 1999, 1998 and 1997 has been compiled from the unaudited financial statements of the respective partner companies and reflects certain historical adjustments (in thousands). Revenue and net income of a partner company are excluded for years prior to the year of acquisition.


                                                                                                   DECEMBER 31,
                                                                                            -------------------------
                                                                                            1999                 1998
                                                                                            ----                 ----
BALANCE SHEETS
Current assets.................................................................         $   2,148,361        $  453,829
Non-current assets.............................................................             1,006,726           187,797
                                                                                        -------------        ----------
   Total assets................................................................         $   3,155,087        $  641,626
                                                                                        =============        ==========

Current liabilities............................................................         $     348,995        $  198,683
Non-current liabilities........................................................               740,983            26,106
Shareholders' equity...........................................................             2,065,109           416,837
                                                                                        -------------        ----------
   Total liabilities and shareholders' equity..................................         $   3,155,087        $  641,626
                                                                                        =============        ==========


                                                                                      YEAR ENDED DECEMBER 31,
                                                                               --------------------------------------
                                                                               1999             1998             1997
                                                                               ----             ----             ----
RESULTS OF OPERATIONS
Revenue:
Public companies......................................................     $ 1,074,315       $   792,320     $  574,267
Non-public companies..................................................         135,262            49,734         41,797
                                                                           -----------       -----------     ----------
                                                                           $ 1,209,577       $   842,054     $  616,064
                                                                           ===========       ===========     ==========

Net income (loss).....................................................     $  (185,748)      $     7,503     $   11,857
                                                                           ===========       ===========     ==========


5.  AVAILABLE-FOR-SALE SECURITIES

         Available-for-sale securities consisted of the following (in thousands):

                                                  DECEMBER 31, 1999                          DECEMBER 31, 1998
                                          ------------------------------                ----------------------------
                                          CARRYING                MARKET                CARRYING              MARKET
                                            VALUE                 VALUE                   VALUE               VALUE
                                            -----                 ------                  -----               -----
Tellabs..............................     $  212,731           $   216,595            $      --(a)         $       --(a)
Diamond Technology Partners..........            710                57,436                 3,120              21,337
First Consulting Group...............          9,115                 9,023                 8,490              11,308
e4L..................................          1,457                 1,532                 2,035              32,299
Brandywine Realty Trust..............          8,561                 8,177                 8,561               8,926
DocuCorp International...............             --(b)                 --(b)              3,226               8,035
Other public companies...............          6,480                10,177                 2,177               3,072
Unrealized appreciation..............         63,886                                      57,368
                                          ----------                                   ---------
                                          $  302,940                                   $  84,977
                                          ==========                                   =========

(a) At December 31, 1998, Tellabs is included in "trading securities" on the consolidated balance sheets. (See note 3)

(b) In 1999, the Company acquired an additional ownership interest in DocuCorp. As a result, DocuCorp is accounted for under the equity method at December 31, 1999.

6.  PROPERTY AND EQUIPMENT

         Property and equipment consisted of the following (in thousands):


                                                                                DECEMBER 31,
                                                                            ----------------------
                                                                            1999              1998
                                                                            ----              ----
Land, building and improvements......................................     $   36,642     $   75,204
Machinery and equipment..............................................         67,904         65,128
                                                                          ----------     ----------
                                                                             104,546        140,332
Accumulated depreciation and amortization............................        (48,312)       (43,492)
                                                                          ----------     ----------
                                                                          $   56,234     $   96,840
                                                                          ==========     ==========

         In 1999, CompuCom sold its corporate headquarters building in a sale/leaseback transaction for approximately $40 million. The proceeds from the sale were used to pay down CompuCom's long-term debt. As part of the transaction, CompuCom entered into a 20-year operating lease on the building.

7.  LONG-TERM DEBT

         The following is a summary of long-term debt (in thousands):

                                                                                DECEMBER 31,
                                                                            ----------------------
                                                                            1999              1998
                                                                            ----              ----
Parent Company and Other Recourse Debt
Revolving credit facilities.......................................        $       --     $  108,107
Other.............................................................            25,325         15,874
                                                                          ----------     ----------
                                                                              25,325        123,981
Subsidiary Debt (Non-Recourse to Parent)
CompuCom..........................................................                --         83,429
Other.............................................................               226             --
                                                                          ----------     ----------
                                                                                 226         83,429
Total debt........................................................            25,551        207,410
Current maturities of long-term debt..............................           (11,019)        (2,366)
                                                                          ----------     ----------
Long-term debt....................................................        $   14,532     $  205,044
                                                                          ==========     ==========


         The Company has available $200 million under its bank revolving credit facilities. Of the $200 million, $150 million matures in May 2002. Borrowing availability under the facility is based on the fair market value of the Company's holdings of certain publicly traded companies (the "Pledged Securities"). The remaining $50 million is unsecured, with availability limited to the lesser of $50 million or 10% of the value of the Pledged Securities. The $50 million facility matures in April 2000. The Company intends to renew the $50 million bank revolving credit facility in 2000. The bank revolving credit facility bears interest at the prime rate and/or, at the Company's option, at LIBOR (approximately 5.82% at December 31, 1999) plus 1.25% and is subject to a commitment fee ranging from 0.2% to 0.3% on the unused portion. There were no borrowings outstanding under the facilities at December 31, 1999. The Company borrowed a maximum of $146.6 million and $123.2 million during 1999 and 1998, respectively. The credit facilities generally require some or all of the following: the maintenance of specified levels of tangible net worth, debt to tangible net worth and net income, specified interest coverage ratios, and limitations on the amount available for acquisitions, dividends and capital expenditures.

         During 1999, the Company had revolving credit facilities with certain partner companies whereby the Company borrowed up to $20 million from these partner companies on a revolving basis at a rate that varies with the Company's effective borrowing rate. As of December 31, 1999, there were no borrowings under these facilities.

         Other long-term debt includes mortgage obligations and bank credit facilities of consolidated partner companies. These obligations bear interest at rates ranging from 7.75% to 9.75%.

         At December 31, 1999, CompuCom has a $200 million working capital facility and a $250 million receivables securitization facility. The $200 million working capital facility bears interest at a rate of LIBOR plus an agreed upon spread and is secured by certain assets of CompuCom. This facility is fully available subject to a borrowing base and compliance with certain financial covenants and ratios. As of December 31, 1999, CompuCom had sufficient collateral to enable it to fully utilize the working capital facility, and there were no amounts outstanding as of December 31, 1999. The working capital facility will be reduced by $25 million in May 2000, and matures in May 2002. The securitization facility allows CompuCom to sell, without recourse, an interest in its accounts receivable on a revolving basis and is accounted for as a sale of accounts receivable in accordance with SFAS 125. The effective rate on the $250 million receivables securitization is based on a designated short-term interest rate (6.26% at December 31, 1999) plus an agreed upon spread. This securitization matures in May 2002, and is subject to certain covenant compliance. The securitization facility was fully utilized at December 31, 1999.

         Aggregate maturities of long-term debt during future years are (in millions): $11.0--2000; $0.8--2001; $1.0--2002; $1.2--2003; $1.0--2004; and
$10.6--thereafter.

8.  CONVERTIBLE SUBORDINATED NOTES

         In June 1999, the Company issued $200 million of 5% convertible subordinated notes (1999 notes) due June 15, 2006. Interest is payable semi-annually. The 1999 notes are redeemable in whole or in part at the option of the Company on or after June 18, 2002, for a maximum of 102.5% of face value depending on the date of redemption and subject to certain restrictions. The 1999 notes are convertible into the Company's common stock subject to adjustment under certain conditions including rights offerings and Safeguard Subscription Programs to the Company's shareholders. Pursuant to the terms of the 1999 Notes, the conversion rate of the Notes at December 31, 1999 was $25.0147 per share.

         In April 1999, the Company notified the holders of its previously issued convertible subordinated notes (1996 notes) of its intent to redeem all of the outstanding 1996 notes on June 2, 1999. All holders converted the 1996 notes into common stock. In 1999, 1998 and 1997, $71.3 million, $19.5 million and $11.3 million of notes, respectively, were converted into 7.4 million, 2.0 million and 1.2 million shares, respectively, of the Company's common stock. The Company recorded in shareholder's equity the principal amount of the converted notes, as well as forfeited interest and a proportionate share of the related unamortized deferred financing charges.

9.  ACCRUED EXPENSES

         Accrued expenses consisted of the following (in thousands):


                                                                                DECEMBER 31,
                                                                            ----------------------
                                                                            1999              1998
                                                                            ----              ----

Accrued payroll and payroll taxes....................................      $   35,351     $   23,569
Accrued cost of software and licenses................................          24,083         18,903
Accrued restructuring charge.........................................           1,800         14,088
Accrued taxes........................................................              --         13,643
Other................................................................          65,637         54,375
                                                                           ----------     ----------
Total................................................................      $  126,871     $  124,578
                                                                           ==========     ==========

10.  SHAREHOLDERS' EQUITY

  COMMON STOCK

         The Company repurchased approximately $3 million and $19 million of its common stock in the open market in 1999 and 1998, respectively, at an average price of $17.97 in 1999 and $8.11 in 1998. The Company is authorized to purchase up to an additional $16 million at December 31, 1999.

  PREFERRED STOCK

         Shares of preferred stock, par value $10 per share, are voting and are issuable in one or more series with rights and preferences as to dividends, redemption, liquidation, sinking funds, and conversion determined by the Board of Directors. During 1999, the Company approved an increase in the number of authorized blank check preferred stock. At December 31, 1999, there were one million shares authorized and none outstanding.

  SHAREHOLDERS' RIGHTS PLAN

         In February 2000, the Company adopted a shareholders' rights plan. Under the plan, each shareholder of record on March 24, 2000 will receive the right to purchase 1/1000 of a share of the Company's Series A Junior Participating Preferred Stock at the rate of one right for each share of the Company's common stock then held of record. Each 1/1000 of a share of the Company's Series A Junior Participating Preferred Stock is designed to be equivalent in voting and dividend rights to one share of the Company's common stock. The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer that would result in such a person or group owning 15% or more of the Company's common stock. If the rights do become exercisable, the Company's shareholders, other than the shareholders that caused the rights to become exercisable, will be able to exercise each right at an exercise price of $300 and receive shares of the Company's common stock having a market value equal to approximately twice the exercise price. As an alternative to paying the exercise price in cash, if the directors of the Company so determine, shareholders may elect to exercise their rights and, without the payment of any exercise price, receive half the number of shares of common stock that would have been received had the exercise price been paid in cash.

  STOCK BASED COMPENSATION

         In 1999, the Company's shareholders approved the 1999 Equity Compensation Plan, which provides for the grant of stock options, restricted stock awards, stock appreciation rights and performance units to employees, directors, and consultants. Initially, 9,000,000 shares were reserved for issuance. Prior to this approval, stock options were granted under the 1990 Stock Option Plan. Additionally, in 1999, the Company granted 300,000 options outside of existing option plans. Generally, outstanding options vest over four years after the date of grant and expire eight years after the date of grant. To the extent allowable, all grants are incentive stock options. All options granted under the plans to date have been at prices which have been equal to the fair market value at the date of grant. At December 31, 1999, the Company reserved 13.9 million shares of common stock for possible future issuance under its stock option plans. Several subsidiaries and most partner companies also maintain stock option plans for their employees and directors.

         At December 31, 1999, 1998 and 1997, outstanding options to purchase approximately 214,000, 240,000 and 1,506,000 shares of common stock at an average price of $34.01, $11.79 and $10.85 per share were anti-dilutive and are not included in the calculations of diluted EPS, because the options' exercise price was greater than the average market price of common shares for each respective period.

         Option activity is summarized below (in thousands except per share amounts):

                                                           1999                     1998                      1997
                                                  ----------------------   ---------------------     -------------------
                                                              WEIGHTED                WEIGHTED                WEIGHTED
                                                               AVERAGE                 AVERAGE                 AVERAGE
                                                              EXERCISE                EXERCISE                EXERCISE
                                                  SHARES       PRICE       SHARES       PRICE      SHARES       PRICE
                                                  ------       -----       ------       -----      ------       ------
Outstanding at beginning of year............       4,791      $  7.36       5,211     $   5.86      6,234     $   3.61
Options granted.............................       4,056        27.59         936         9.12      1,050        10.53
Options exercised...........................      (1,615)        5.58      (1,323)        2.04     (2,019)        1.52
Options canceled............................        (135)       10.12         (33)       11.99        (54)        7.63
                                                 -------      -------      ------     --------    -------     --------
Outstanding at end of year..................       7,097      $ 19.28       4,791     $   7.36      5,211     $   5.86
                                                 -------      -------      ------     --------    -------     --------
Options exercisable at year-end.............       1,865                    2,589                   2,601
Shares available for future grant...........       6,759                    1,518                   2,421

         The following summarizes information about the Company's stock options outstanding at December 31, 1999:

                     OPTIONS OUTSTANDING                                               OPTIONS EXERCISABLE
     ----------------------------------------------------------        ------------------------------------------------
                                               WEIGHTED AVERAGE         WEIGHTED                               WEIGHTED
     RANGE OF               NUMBER                 REMAINING             AVERAGE               NUMBER           AVERAGE
     EXERCISE             OUTSTANDING          CONTRACTUAL LIFE         EXERCISE             EXERCISABLE       EXERCISE
      PRICES            (IN THOUSANDS)            (IN YEARS)              PRICE            (IN THOUSANDS)        PRICE
      ------            --------------            ----------              -----            --------------        -----
    $0.90-$ 1.92              474                    1.80                $  1.35                 474            $  1.35
     7.00-  9.75            1,406                    5.51                   8.27                 806               7.83
    10.33- 11.27            1,103                    5.52                  10.80                 551             10.84
    11.96- 14.21            1,648                    7.08                  12.37                  34             13.25
    20.09- 30.98              919                    7.49                  23.88                   -                 -
           45.47            1,547                    7.96                  45.47                   -                 -
    ------------           ------                   -----                -------              ------            ------
    $0.90-$45.47            7,097                    6.42                $ 19.28               1,865            $ 7.17
    ============           ======                   =====                =======              ======            ======

         The Company, its subsidiaries, and its partner companies accounted for under the equity method apply APB 25 and related interpretations in accounting for stock option plans. Had compensation cost been recognized consistent with SFAS 123, the Company's consolidated net income and income per share would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):


                                                                               YEAR ENDED DECEMBER 31,
                                                                         ------------------------------------
                                                                         1999           1998             1997
                                                                         ----           ----             ----
Consolidated net income............     As reported..........          $ 123,526      $ 110,123        $ 21,501
                                        Pro forma............          $ 110,057      $  99,411        $ 17,314
Income per share
      Basic .......................     As reported..........          $    1.22      $    1.15        $   0.23
                                        Pro forma............          $    1.09      $    1.04        $   0.18
      Diluted .....................     As reported..........          $    1.16      $    1.07        $   0.22
                                        Pro forma............          $    1.04      $    0.97        $   0.18
Per share weighted average fair value of
      stock options issued on date of grant..................          $   15.95      $    4.38        $   4.99

         The following range of assumptions were used by the Company, and its subsidiaries, and its companies accounted for under the equity method to determine the fair value of stock options granted in 1999, 1998 and 1997 using the Black-Scholes option-pricing model:

                                                                       YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------
                                                               1999              1998                1997
                                                               ----              ----                ----
COMPANY
Dividend yield.......................................               0%                 0%                   0%
Expected volatility..................................       60% to 75%                48%                  45%
Average expected option life.........................          5 years            5 years              5 years
Risk-free interest rate..............................     5.3% to 6.6%       4.4% to 5.8%         5.9% to 6.0%

                                                                         YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------
                                                               1999              1998                1997
                                                               ----              ----                ----
SUBSIDIARIES AND EQUITY METHOD COMPANIES
Dividend yield.......................................               0%                 0%                   0%
Expected volatility..................................       0% to 100%         0% to 100%           0% to 100%
Average expected option life.........................     4 to 5 years       4 to 6 years         4 to 6 years
Risk-free interest rate..............................     5.0% to 6.6%       4.2% to 5.9%         5.9% to 6.8%

11.  RESTRUCTURING

         In October 1998, CompuCom's Board of Directors approved a restructuring plan designed to reduce CompuCom's cost structure by closing certain facilities and reducing CompuCom's workforce. As a result, CompuCom recorded a restructuring charge in the amount of $16.4 million. The following table provides a detail of the charges by category as a roll forward of the restructuring accrual through December 31, 1999 (in thousands):

                                                           RESTRUCTURING ACCRUAL AT      CASH                    ACCRUAL AT
                                                              CHARGE      12/31/98      OUTLAYS       OTHER       12/31/99
                                                              ------      --------      -------       -----       --------
Lease termination costs...................................    $  7,259     $  6,415     $  5,175     $     --      $ 1,240
Employee severance and related benefits...................       3,804        2,986        2,293          133          560
Disposal of assets, net of proceeds.......................       3,044        2,907           --        2,907           --
Other.....................................................       2,330        1,780        1,780           --           --
                                                              --------     --------     --------     --------      -------
Total.....................................................    $ 16,437     $ 14,088     $  9,248     $  3,040      $ 1,800
                                                              ========     ========     ========     ========      =======


         The $1.8 million and $14.1 million accrued at December 31, 1999 and 1998 are reflected in "accrued expenses" on the Company's consolidated balance sheet. CompuCom recorded approximately $0.4 million of additional costs relating to the restructuring primarily due to additional expenses for disposal of assets and other charges.

         The lease termination costs represents the estimated costs for 65 facilities throughout the country to either fulfill CompuCom's obligation under a signed lease contract, the net expense expected to be incurred to sublet certain facilities, or the estimated amount to be paid to terminate the lease contract before the end of the term. Employee severance and related benefits represents the estimated costs for a reduction in workforce that included 457 associates in sales, service and administration, and 2 executive officers. Other restructuring charges primarily consists of costs incurred to ship fixed assets to CompuCom's headquarters. The remaining accrual relates to 16 leases that have not been sublet or terminated and the remaining severance payments to be made to an executive officer in 2000.

         The remaining restructuring accrual at December 31, 1999 is not expected to differ significantly from actual amounts to be paid.

12.  GAINS ON ISSUANCE OF STOCK BY PARTNER COMPANIES

         Gains on issuance of stock by partner companies consisted of the following (in thousands):

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                       ----------------------------------
                                                                                       1999           1998           1997
                                                                                       ----           ----           ----
Internet Capital Group.........................................................     $  172,934    $        --     $      --
Cambridge Technology Partners...................................................           326          3,598         3,579
Other...........................................................................         2,402            184         2,193
                                                                                    ----------    -----------    ----------
                                                                                    $  175,662    $     3,782    $    5,772
                                                                                    ==========    ===========    ==========

         Gains on issuance of stock by partner companies consisted primarily of issuance by Internet Capital Group of 31 million shares of its common stock in its IPO in August 1999, seven million shares of its common stock in a secondary public offering in December 1999, and approximately three million in private placements and acquisitions completed in the fourth quarter of 1999. The pretax gain represents the increase in the Company's share of Internet Capital Group's net equity as a result of its stock issuances. The Company provided for deferred income taxes resulting from the gain on issuance of stock by Internet Capital Group.

         The Company recorded gains on stock issued by Cambridge Technology Partners as a result of employee stock option exercises. The Company provided for deferred income taxes resulting from the gain on issuance of stock by Cambridge.

13.  OTHER INCOME, NET

         Other income, net, consists of the following (in thousands):

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                       ----------------------------------
                                                                                       1999           1998           1997
                                                                                       ----           ----           ----
Gain on the Coherent/Tellabs merger.............................................     $      --     $  245,261      $     --
Unrealized gain (loss) on Tellabs stock.........................................        78,163        (48,549)           --
Gain on sale of Diamond stock...................................................        41,108             --         4,954
Gain on sale of Internet Capital Group stock....................................         9,332             --            --
Gain on sale of Pac-West stock..................................................         7,113             --            --
Gain on sale of Cambridge Technology Partners stock.............................            --         15,016        15,209
Gain on sale of other public holdings...........................................         7,383          2,677         2,720
Gain on distributions from private equity funds.................................         4,590          9,945         2,261
Gain on First Consulting Group/Integrated Systems
    Consulting Group Merger.....................................................            --          6,586            --
Other, primarily impairment charges.............................................       (40,399)       (41,053)       (4,059)
                                                                                     ---------     ----------      --------
                                                                                     $ 107,290     $  189,883      $ 21,085
                                                                                     =========     ==========      ========


         In August 1998, Tellabs acquired Coherent, and the Company received approximately 7 million shares (adjusted for May 1999 two-for-one stock split) of Tellabs in exchange for all of its Coherent shares. The market value of the Tellabs shares received on the date of exchange was used to determine the gain. Subsequent to the merger, the Company's holdings in Tellabs were reflected in the Company's results of operations as an unrealized gain (loss). In August 1999, the Company completed the pledge of all its holdings in Tellabs under forward sale contracts that expire in 2002. As a result of the restrictions on the sale of these shares under these contracts, the Company changed the classification of these holdings to available-for-sale. Therefore, changes in the fair value of the Company's remaining Tellabs holdings are now recorded as an adjustment to other comprehensive income in shareholders' equity.

         For the years ended December 31, 1999, 1998 and 1997, the Company recorded impairment charges of $37.5 million, $35.8 million and $12.3 million, respectively, for the other than temporary decline in the carrying value of certain partner companies.

14.  INCOME TAXES

         The provision (benefit) for income taxes is comprised of the following (in thousands):

                                                                     YEAR ENDED DECEMBER 31,
                                                                ----------------------------------
                                                                1999           1998           1997
                                                                ----           ----           ----
Current...................................................   $   21,117    $    32,515    $  16,902
Deferred..................................................       45,397         28,909       (2,566)
                                                             ----------    -----------    ----------
                                                             $   66,514    $    61,424    $  14,336
                                                             ==========    ===========    =========
State taxes on income included above......................   $      565    $       776    $   2,235
                                                             ==========    ===========    =========


         Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as a result of the following:

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                       -----------------------------------
                                                                                       1999           1998           1997
                                                                                       ----           ----           ----

Statutory tax provision.........................................................       35.0%          35.0%         35.0%
Increase (decrease) in taxes resulting from:
   Non-deductible goodwill amortization.........................................        1.0            0.9           3.4
   Book/tax basis difference on securities sold.................................       (1.7)          (0.4)           --
   State taxes, net of federal tax benefit......................................        0.2            0.4           4.1
   Income taxed at rates other than statutory rate..............................        0.5           (0.1)         (2.5)
                                                                                      -----         ------         -----
                                                                                       35.0%          35.8%         40.0%
                                                                                      =====         ======         =====

         The tax effects of temporary differences that give rise to significant portions of the non-current deferred tax assets and deferred tax liabilities are presented below (in thousands):


                                                                                                    DECEMBER 31,
                                                                                                 ------------------
                                                                                                 1999          1998
                                                                                                 ----          ----
Deferred tax assets:
Subsidiary/investee carrying values......................................................     $   22,010     $   3,656
Accounts receivable and inventories, reserves and tax capitalized costs..................         14,152         17,132
Other....................................................................................          3,400         15,865
                                                                                              ----------     ----------
Gross deferred tax assets................................................................         39,562         36,653
Less valuation allowance.................................................................             --           (850)
                                                                                              ----------     ----------
Deferred tax assets......................................................................         39,562         35,803
                                                                                              ----------     ----------
Deferred tax liabilities:
Subsidiary/investee carrying values......................................................       (123,709)       (16,472)
Accelerated depreciation.................................................................           (626)        (3,252)
Unrealized appreciation on holdings......................................................        (24,943)       (20,075)
Other....................................................................................           (840)        (8,566)
                                                                                              ----------     ----------
Deferred tax liabilities.................................................................       (150,118)       (48,365)
                                                                                              ----------     ----------
Net deferred tax liabilities.............................................................     $ (110,556)    $  (12,562)
                                                                                              ==========     ==========


         At December 31, 1998, the above table excluded $48.4 million of current deferred tax liabilities attributable to the difference between the book basis and tax basis of the Company's holdings in Tellabs.

         The valuation allowance at December 31, 1998, related to the uncertainty surrounding the realization of tax benefits attributable to the difference between the book basis and tax basis of certain of the Company's partner holdings. Tax benefits relating to changes in the valuation allowance for deferred tax assets are reported as an income tax benefit in the consolidated statements of operations in the period recognized.

         The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its holdings in the common stock of its subsidiaries (such difference relates primarily to unremitted income of the subsidiaries), because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its basis in these subsidiaries tax-free.

15.  NET INCOME PER SHARE

     The calculations of EPS were (in thousands except per share amounts):

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                     ----------------------------------
                                                                                     1999            1998          1997
                                                                                     ----            ----          ----
     Basic EPS:
     Net income...............................................................    $  123,526    $   110,123     $   21,501
                                                                                  ==========    ===========     ==========

     Average common shares outstanding........................................       101,134         95,499         93,747
                                                                                  ==========    ===========    ===========

     Basic EPS................................................................    $     1.22    $      1.15    $      0.23
                                                                                  ==========    ===========    ===========

     Diluted EPS:
     Net income...............................................................    $  123,526    $   110,123     $  21,501

     Effect of: Public holdings(a)............................................          (595)          (606)        (328)
                Dilutive securities(b)........................................         5,178          2,967             --
                                                                                  ----------    -----------    -----------
     Adjusted net income......................................................    $  128,109    $   112,484    $    21,173
                                                                                  ==========    ===========    ===========

     Average common shares outstanding........................................       101,134         95,499         93,747
     Effect of: Dilutive options..............................................         2,605          1,662         2,241
                Dilutive securities(b)........................................         7,171          7,581             --
                                                                                  ----------    -----------    -----------
     Average number of common shares assuming dilution........................       110,910        104,742         95,988
                                                                                  ==========    ===========    ===========

     Diluted EPS..............................................................    $     1.16    $      1.07    $      0.22
                                                                                  ==========    ===========    ===========



(a) Represents the dilutive effect of public company common stock equivalents and convertible securities.

(b) For the year ended December 31, 1997, the 1996 convertible subordinated notes were anti-dilutive; therefore, they do not impact the calculation of diluted EPS in 1997.

16.  RELATED PARTY TRANSACTIONS

         The Company charges administrative service fees to certain partner companies for strategic and operational support that it provides in the normal course of its business. These services are generally provided by the Company's employees and outside consultants. In 1999, 1998 and 1997, the Company received $1.9 million, $2.1 million and $2.2 million, respectively, for these services. The costs related to these services are included in general and administrative expenses.

         The Company's partner companies have transactions in the normal course of business with other partner companies. For example, CompuCom incurred consulting related expenses of $3.5 million for services provided by other Safeguard partner companies. Additionally, in 1999, the Company leased space to certain partner companies.

         During 1999, the Company repaid aggregate indebtedness of $20 million under revolving credit facilities to certain partner companies. There were no borrowings under these revolving credit facilities at December 31, 1999.

         In 1999, the Company purchased 367,866 shares of Tangram for approximately $800,000 from an officer and director of Tangram.

         In 1999, the Company loaned an officer of the Company $500,000 evidenced by a term note receivable. Interest on the note accrues at the prime rate (8.5% at December 31, 1999), and principal and interest on the notes is due in July 2002. In 1999, the Company loaned an officer and a director of CompuCom $806,078 to exercise CompuCom stock options. Interest on the note accrues at a rate of 4.3% per annum, and principal on the note is due on December 31, 2001. Also in 1999, CompuCom loaned one of its officers $625,950 to exercise CompuCom stock options. Interest on the note accrues at a rate of 5.7% per annum, and the loan is due November 2000.

         In 1998, the Company loaned an officer and director of the Company $500,000 evidenced by a term note receivable. The note was fully repaid in March 1999. Also in 1998, CompuCom loaned two officers and directors $796,875 and $2.0 million evidenced by term notes receivable. Interest on the notes accrue at rates of 4.3% and 5.1% per annum, respectively. Principal on the notes is due on December 31, 2001, and October 22, 2001, respectively. The loan proceeds were used to exercise stock options.

17.  COMMITMENTS AND CONTINGENCIES

         The Company and its subsidiaries are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

         The Company and its subsidiaries conduct a portion of its operations in leased facilities and leases machinery and equipment under leases expiring at various dates to 2019. Total rental expense under operating leases was $12.4 million, $11.7 million and $10.2 million in 1999, 1998 and 1997, respectively. Future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 1999, are (in millions):
$12.0--2000; $10.3--2001; $8.8--2002; $7.9--2003 and $6.1--2004.

         At December 31, 1999, the Company was contingently obligated for approximately $29 million of guarantee commitments. In addition, the Company has committed capital of approximately $218 million to various partner companies and private equity funds, to be funded over the next several years.

         The Company has informed the staff of the Federal Trade Commission
(FTC) of the Company's inadvertent failure to file Premerger Notification Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with acquisitions of stock of certain partner companies. The FTC has not informed the Company as to whether they intend to seek a fine from the Company in connection with the failure to file timely Forms for these transactions. Because of the early stage of our discussions of this issue with the staff of the FTC, we are unable to estimate the amount, if any, of the Company's ultimate liability in connection with this matter. The Company does not believe any such ultimate liability would have a material adverse effect on the Company.

         Because many of its partner companies are not majority-owned subsidiaries, changes in the value of the Company's interests in partner companies and the income or loss attributable to them could require the Company to register under the Investment Company Act unless it takes action to avoid being required to register. However, the Company believes it can take steps to avoid being required to register under the Investment Company Act which would not adversely affect its operations or shareholder value.

18.  PARENT COMPANY FINANCIAL INFORMATION

         The Company's consolidated financial statements for the years ended December 31, 1999, 1998 and 1997 reflect certain entities accounted for under the consolidated method of accounting as discussed in Note 1.

         Parent company financial information is provided to present the financial position and results of operations of the Company as if the consolidated companies were accounted for under the equity method of accounting for all periods presented during which the Company owned its interest in these companies.

BALANCE SHEETS

                                                                                      DECEMBER 31,
                                                                                 ----------------------
                                                                                 1999              1998
                                                                                 ----              ----
Assets
   Cash and cash equivalents..............................................    $    33,536       $  1,486
   Trading securities.....................................................             --         143,103
   Other current assets...................................................         39,204          29,280
   Ownership interests in and advances to partner companies...............        687,925         348,237
   Available-for-sale securities..........................................        302,940          84,977
   Other..................................................................         45,584          30,212
                                                                              -----------       ---------
Total assets..............................................................    $ 1,109,189       $ 637,295
                                                                              ===========       =========

Liabilities and Shareholders' Equity
   Current liabilities....................................................    $    35,621       $  80,824
   Long-term debt.........................................................         14,354         123,115
   Other long-term liabilities............................................        284,513          19,152
   Convertible subordinated notes.........................................        200,000          71,345
   Shareholders' equity...................................................        574,701         342,859
                                                                              -----------       ---------

Total liabilities and shareholders' equity................................    $ 1,109,189       $ 637,295
                                                                              ===========       =========


         The carrying value of its less than wholly owned subsidiaries, primarily CompuCom, Tangram, aligne, SOTAS and Arista at December 31, 1999, and CompuCom and Tangram at December 31, 1998 are included in "ownership interests in and advances to partner companies."

         The carrying value and market value of CompuCom at December 31, 1999 was $128 million and $116 million, respectively. The carrying value and market value of Tangram at December 31, 1999 was $4 million and $85 million, respectively.

STATEMENTS OF OPERATIONS

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                   ------------------------------------
                                                                                   1999           1998             1997
                                                                                   ----           ----             ----
Revenue..................................................................     $   14,849      $   12,769       $  27,289
Operating expenses.......................................................         51,343          25,868          38,239
                                                                              ----------      ----------       ---------
                                                                                 (36,494)        (13,099)        (10,950)
Gain on issuance of stock by partner companies...........................        175,662           3,782           5,772
Other income, net........................................................        107,290         189,883          18,253
Interest, net............................................................         (6,764)         (7,587)         (4,234)
                                                                              ----------      ----------       ---------
Income before income taxes and equity income (loss)......................        239,694         172,979           8,841
Income taxes.............................................................        (61,884)        (61,010)         (2,213)
Equity income (loss).....................................................        (54,284)         (1,846)         14,873
                                                                              ----------      ----------       ---------
Net income...............................................................     $  123,526      $  110,123       $  21,501
                                                                              ==========      ==========       =========



         The Company's share of the income or losses of CompuCom and Tangram for 1999, 1998 and 1997 and aligne, SOTAS and Arista for 1999 are reflected in the caption "equity income (loss)".

19.  SUPPLEMENTAL NON-CASH FINANCING AND INVESTING ACTIVITIES

         During the years ended December 31, 1999, 1998 and 1997, the Company converted $12.9 million, $10.8 million and $3.5 million, respectively, of advances to partner companies into ownership interests in partner companies. Additionally, in 1999, in connection with the reverse merger of Pacific Title/Mirage into LifeF/X, the Company received warrants convertible into approximately 10 million shares of LifeF/X in exchange for conversion of all of the outstanding debt of Pacific Title/Mirage.

         Interest paid in 1999, 1998 and 1997 was $39.3 million, $31.5 million and $21.9 million, respectively, of which $7.3 million, $4.9 million and $5.8 million in 1999, 1998 and 1997, respectively, related to the Company's convertible subordinated notes.

         Cash paid for taxes in the years ended December 31, 1999, 1998 and 1997 was $36.6 million, $9.8 million and $13.5 million, respectively.

         As discussed in Note 2, the Company acquired an ownership interest in aligne in exchange for approximately 1.3 million shares of the Company's common stock.

         In 1999, $71.3 million of convertible subordinated notes (1996 notes) were converted into 7.4 million shares of the Company's common stock.

         During the years ended December 31, 1999, 1998 and 1997, the Company received stock distributions from its interests in venture funds with a fair value of $4.3 million, $1.8 million and $1.9 million, respectively.

         During the year ended December 31, 1998, the Company exchanged all of its holdings in Coherent and Integrated Systems Consulting Group for shares of Tellabs and First Consulting Group, respectively.

20.  OPERATING SEGMENTS

         The Company's reportable segments determined in accordance with SFAS 131 are General Safeguard Operations, Partner Company Operations, and CompuCom Operations. General Safeguard Operations represents the expenses of providing strategic and operational support to the Company's partner companies, and the related administrative costs. General Safeguard Operations also includes the effect of transactions and other events incidental to the Company's ownership interests in our partner companies and the Company's operations in general. Partner Company Operations reflect operations of all partner companies other than CompuCom. CompuCom Operations reflect the results of operations of CompuCom.

         The following summarizes information related to the Company's segments. All significant intersegment activity has been eliminated. Assets are the owned or allocated assets used by each operating segment.

                                                                              YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------------
                                                                  1999                 1998                1997
                                                                  ----                 ----                ----
SUMMARY OF CONSOLIDATED NET INCOME
General Safeguard Operations ........................         $   158,553          $   109,689          $     3,599
Partner Company Operations ..........................             (42,739)                 358                 (210)
CompuCom Operations .................................               7,712                   76               18,112
                                                              -----------          -----------          -----------
                                                              $   123,526          $   110,123          $    21,501
                                                              ===========          ===========          ===========

GENERAL SAFEGUARD OPERATIONS
Revenue .............................................         $    13,912          $    11,949          $    10,458
Operating expenses
   General and administrative .......................              43,429               24,413               22,308
   Depreciation and amortization ....................               7,914                1,443                1,309
                                                              -----------          -----------          -----------
   Total operating expenses .........................              51,343               25,856               23,617
                                                              -----------          -----------          -----------
                                                                  (37,431)             (13,907)             (13,159)
   Gain on issuance of stock by partner companies ...             175,662                3,782                5,772
   Other income, net ................................             107,290              189,883               18,253
   Interest, net ....................................              (7,193)              (7,964)              (4,656)
                                                              -----------          -----------          -----------
   Income before income taxes .......................             238,328              171,794                6,210
   Income taxes .....................................             (79,775)             (62,105)              (2,611)
                                                              -----------          -----------          -----------
Net Income from General Safeguard Operations ........         $   158,553          $   109,689          $     3,599
                                                              ===========          ===========          ===========

PARTNER COMPANY OPERATIONS
Revenue .............................................         $    27,469          $    20,678          $    35,423
Operating expenses
   Cost of Sales ....................................               8,082                2,426               16,935
   Selling and service ..............................               8,875                8,087                7,895
   General and administrative .......................              13,572                5,309                6,476
   Depreciation and amortization ....................               5,497                2,872                4,316
                                                              -----------          -----------          -----------
   Total operating expenses .........................              36,026               18,694               35,622
                                                              -----------          -----------          -----------
                                                                   (8,557)               1,984                 (199)
   Interest, net ....................................                (330)                (272)                (282)
                                                              -----------          -----------          -----------
   Income (loss) before income taxes,
      minority interest and equity income (loss) ....              (8,887)               1,712                 (481)
   Income taxes .....................................              18,192                  729                 (146)
   Minority interest ................................                 (66)                  --                   --
   Equity income (loss) .............................             (51,978)              (2,083)                 417
                                                              -----------          -----------          -----------
Net Income (Loss) from Partner Company Operations ...         $   (42,739)         $       358          $      (210)
                                                              ===========          ===========          ===========

COMPUCOM OPERATIONS
Revenue .............................................         $ 2,911,889          $ 2,254,465          $ 1,949,802

Operating expenses
   Cost of Sales ....................................           2,597,739            1,970,505            1,682,257
   Selling and service ..............................             159,006              164,262              128,751
   General and administrative .......................              86,682               66,925               58,754
   Depreciation and amortization ....................              23,367               17,423               12,507
   Restructuring ....................................                 387               16,437                   --
                                                              -----------          -----------          -----------
   Total operating expenses .........................           2,867,181            2,235,552            1,882,269
                                                              -----------          -----------          -----------
                                                                   44,708               18,913               67,533
   Other income, net ................................                  --                   --                2,832
   Interest, net ....................................             (23,195)             (18,742)             (14,947)
                                                              -----------          -----------          -----------
   Income before income taxes and minority interest .              21,513                  171               55,418
   Income taxes .....................................              (4,931)                 (48)             (11,579)
   Minority interest ................................              (8,870)                 (47)             (25,727)
                                                              -----------          -----------          -----------
Net Income from CompuCom Operations .................         $     7,712          $        76          $    18,112
                                                              ===========          ===========          ===========


                                                                         DECEMBER 31,
                                                                    -----------------------
                                                                    1999               1998
                                                                    ----               ----
ASSETS
GENERAL SAFEGUARD OPERATIONS
Cash and cash equivalents ..............................         $   33,536         $    1,486
Other ..................................................             84,788             59,492
                                                                 ----------         ----------
                                                                    118,324             60,978
                                                                 ----------         ----------
PARTNER COMPANY OPERATIONS
Trading securities .....................................                 --            143,103
Ownership interests in and advances to partner companies            529,381            218,999
Available-for-sale securities ..........................            302,940             84,977
Other ..................................................             45,927             15,170
                                                                 ----------         ----------
                                                                    878,248            462,249
                                                                 ----------         ----------
COMPUCOM OPERATIONS ....................................            503,307            545,463
                                                                 ----------         ----------
                                                                 $1,499,879         $1,068,690
                                                                 ==========         ==========

21.  SUBSEQUENT EVENTS

         In February 2000, the Company announced the sale of approximately 2.2 million shares of its common stock for $100 million to Textron Inc. in a private transaction.

         From January 1, 2000 through February 15, 2000, we funded $46 million of commitments made prior to December 31, 1999. Additionally, from January 1, 2000 through February 15, 2000, we committed $163 million and funded $46 million to acquire ownership interests in or make advances to new and existing partner companies.

22.  QUARTERLY FINANCIAL DATA

         The following table presents unaudited supplementary quarterly financial data for the years ended December 31, 1999 and 1998 (in thousands, except per share data):

                                                            THREE MONTHS ENDED,
                                          -------------------------------------------------------
                                          MARCH 31        JUNE 30        SEPT. 30         DEC. 31
                                          --------        -------        --------         -------
1999
Revenue............................      $ 502,892       $  812,582     $   900,658     $  737,138
Net Income Before Income
   Taxes, Minority Interest
   and Equity Income (Loss)........         41,670           26,472          30,027        152,785
Net Income.........................         24,148           11,513           9,317         78,548
Net Income Per Share
   Basic...........................      $    0.25       $     0.11     $      0.09     $     0.75
   Diluted.........................      $    0.24       $     0.11     $      0.09     $     0.70
1998
Revenue............................      $ 444,666       $  605,646     $   611,829     $  624,951
Net Income Before Income
   Taxes, Minority Interest
   and Equity Income (Loss)........         10,037           10,781          97,096         55,763
Net Income.........................          5,060            6,026          59,242         39,795
Net Income Per Share
   Basic...........................      $    0.05       $     0.06     $      0.62     $     0.42
   Diluted.........................      $    0.05       $     0.06     $      0.57     $     0.39


         Net income per share calculations for each of the quarters is based on the weighted average number of shares outstanding in each period. Diluted income per share calculations adjust net income for the dilutive effect of public investee common stock equivalents and convertible securities. The Company's 1996 convertible subordinated notes are anti-dilutive for the three months ended March 31, 1998 and June 30, 1998. The Company's 1999 convertible subordinated notes (issued in June 1999) are anti-dilutive for the three months ended June 30, 1999 and September 30, 1999. Therefore, the sum of the quarters may not necessarily equal the year to date net income per share.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Safeguard Scientifics, Inc.:

         We have audited the accompanying consolidated balance sheets of Safeguard Scientifics, Inc. (the "Company") and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of a nonsubsidiary investee. The Company's ownership interest in the investee at December 31, 1998 was $35.2 million and its equity in earnings of this investee was $7.9 million for the year ended December 31, 1998. The financial statements of this investee were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this investee, is based solely on the report of the other auditors.

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

         In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



/s/ KPMG LLP

Philadelphia, Pennsylvania
February 28, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
of Cambridge Technology Partners (Massachusetts), Inc.:

     In our opinion, the consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 2, 1999, except for Note R,
as to which the date
is March 29, 1999

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


Safeguard Scientifics, Inc.





/s/ Gerald A. Blitstein
Senior Vice President and Chief Financial Officer

COMMON STOCK DATA

         The Company's common stock is currently traded on the New York Stock Exchange under the symbol "SFE." The following table sets forth the high and low sale prices of the Company's common stock as reported on the New York Stock Exchange for the periods indicated as adjusted, to reflect a 3-for-1 split of the Company's common stock effective as of March 13, 2000.

                                                      1999                         1998
                                              --------------------         ------------------
                                               HIGH           LOW            HIGH         LOW
                                               ----           ---            ----         ---
First Quarter..........................       $24.63         $9.17          $12.81       $10.04
Second Quarter.........................        40.00         19.13           15.13        11.54
Third Quarter..........................        25.50         15.85           13.81         7.83
Fourth Quarter.........................        61.81         22.63           10.58         5.71

         The high and low sale prices reported in 2000 through February 15 were $63.67 and $43.71, respectively. On February 28, 2000, the closing price of the Company's common stock on the New York Stock Exchange Composite Tape was $48.17 per share. As of February 15, 2000, there were 104,943,726 shares of the Company's common stock outstanding. At February 15, 2000, the Company had approximately 58,000 beneficial holders of its common stock. No cash dividends have been declared in any of the years presented, and the Company has no present intention to declare cash dividends.