Form 10-K/A, Exhibit 13
period 1999-12-31
SAFEGUARD SCIENTIFICS INC ET AL
filed 2000-03-30
CIK 86115

                                                                     Exhibit 13

                      SELECTED CONSOLIDATED FINANCIAL DATA

Selected consolidated financial data for the Company are presented in the table below and should be read in conjunction with Management's Discussion and Analysis and the Company's consolidated financial statements included herein.


                                                                         YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------------------------------------
                                                 1999            1998             1997             1996             1995
                                                 ----            ----             ----             ----             ----
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

TOTAL REVENUE .......................        $ 2,953,270      $ 2,287,092      $ 1,995,683      $ 2,068,807      $ 1,523,422
OPERATING EXPENSES
Cost of revenue .....................          2,605,821        1,972,931        1,699,192        1,792,958        1,311,332
Selling, service, and general and
   administrative ...................            311,564          268,996          224,184          212,702          156,491
Depreciation and amortization .......             36,778           21,738           18,132           20,645           16,927
Restructuring .......................                387           16,437               --               --               --
                                             -----------      -----------      -----------      -----------      -----------
   Total operating expenses .........          2,954,550        2,280,102        1,941,508        2,026,305        1,484,750
                                             -----------      -----------      -----------      -----------      -----------
                                                  (1,280)           6,990           54,175           42,502           38,672
Gains on issuance of stock by partner
   companies ........................            175,662            3,782            5,772            5,582              701
Other income, net ...................            107,290          189,883           21,085           25,546           21,250
Interest, net .......................            (30,718)         (26,978)         (19,885)         (22,023)         (19,114)
                                             -----------      -----------      -----------      -----------      -----------
INCOME BEFORE INCOME TAXES, MINORITY
   INTEREST AND EQUITY INCOME (LOSS)             250,954          173,677           61,147           51,607           41,509
Income taxes ........................            (66,514)         (61,424)         (14,336)         (13,285)         (12,124)
Minority interest ...................             (8,936)             (47)         (25,727)         (19,934)         (13,853)
Equity income (loss) ................            (51,978)          (2,083)             417            1,539            2,731
                                             -----------      -----------      -----------      -----------      -----------
NET INCOME ..........................        $   123,526      $   110,123      $    21,501      $    19,927      $    18,263
                                             ===========      ===========      ===========      ===========      ===========

Net income per share(a)
   Basic.............................        $      1.22      $      1.15      $      0.23      $      0.22      $      0.21
   Diluted...........................        $      1.16      $      1.07      $      0.22      $      0.20      $      0.18
Weighted average shares
  outstanding(a)
   Basic.............................            101,134           95,499           93,747           89,700           87,156
   Diluted...........................            110,910          104,742           95,988           94,044           92,202



                                                                            DECEMBER 31,
                                                 -----------------------------------------------------------------------
                                                 1999            1998             1997             1996             1995
                                                 ----            ----             ----             ----             ----

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............        $    49,813      $     6,257      $     5,382      $    12,881      $     7,267
Working capital......................            133,839          251,991          228,001          345,530          226,659
Total assets.........................          1,499,879        1,068,690          714,541          936,070          742,874
Long-term debt.......................             14,532          205,044          127,089          252,725          204,431
Other long-term liabilities..........            175,611            1,317            1,246              759            1,057
Convertible subordinated notes.......            200,000           71,345           90,881          102,131               --
Total shareholders' equity...........            574,701          342,859          207,070          169,011          154,309



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

         Our partner companies accounted for under the equity method of accounting at December 31, 1999 included:


                                                                          PARTNER
                                                                          COMPANY        VOTING
                                                                           SINCE        OWNERSHIP
                                                                           -----        ---------
PUBLICLY TRADED
     Cambridge Technology Partners (Massachusetts), Inc.................   1991              16%
     ChromaVision Medical Systems, Inc..................................   1996              27%
     DocuCorp International, Inc........................................   1995              17%
     eMerge Interactive, Inc............................................   1997              19%
     Internet Capital Group, Inc........................................   1996              14%
     LifeF/X, Inc.......................................................   1996              13%
     OAO Technology Solutions, Inc......................................   1996              31%
     Pac-West Telecomm, Inc.............................................   1998               7%
     Sanchez Computer Associates, Inc...................................   1986              26%
     USDATA Corporation.................................................   1994              38%
     US Interactive, Inc................................................   1998              13%

PRIVATELY HELD
     4anything.com, Inc.................................................   1999              28%
     Extant, Inc........................................................   1999              21%
     The Basketball Network LLC, d/b/a HoopsTV.com......................   1999              24%
     iMedium, Inc.......................................................   1999              23%
     Integrated Visions, Inc............................................   1998              49%(a)
     Kanbay LLC.........................................................   1998              28%
     PrivaSeek, Inc.....................................................   1999              33%
     QuestOne Decision Sciences Corporation.............................   1997              35%
     RealTIME Media, Inc................................................   1999              43%
     Vitts Networks, Inc................................................   1999              48%
     Who? Vision Systems, Inc...........................................   1998              29%(a)
     XL Vision, Inc.....................................................   1995              18%


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


         Cash and cash equivalents at December 31, 1999, availability under our bank credit facilities, proceeds from the potential sales of all or a portion of our minority interests, and other internal sources of cash flow are expected to be sufficient to fund our cash requirements through 2000, including commitments to our existing partner companies and private equity funds, and our general corporate requirements. At December 31, 1999, we were contingently obligated for approximately $29 million of guarantee commitments, and had committed capital of approximately $142 million to various partner companies and private equity funds, to be funded over the next several years.




         Our current operating plan for the acquisition of new partner companies may change in the next 12 months which may make it necessary for us to raise additional funds. On February 29, 2000, we filed a Registration Statement on Form S-3, as amended, with the Securities and Exchange Commission to sell up to
11.5 million shares of our common stock to the public through which Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities, Inc., Lehman Brothers, Inc., Prudential Securities Incorporated, J.P. Morgan Securities, Inc. and Adams, Harkness & Hill, Inc. are acting as representatives. This Registration Statement has not yet been declared effective. Currently, we anticipate we will receive $868 million from the offering after deduction of all discounts, fees and expenses of the offering. On March 15, 2000, we filed a Registration Statement on Form S-3 with the Securities and Exchange Commission to sell up to 7.9 million shares of our common stock to certain strategic investors and institutional investors. This Registration Statement has not yet been declared effective. Currently, we anticipate we will receive $500 million from the offering. No assurance can be given that these underwritten offerings will be consummated at all or on terms describe in the Registration Statements. The size of these offerings may be increased or decreased and the net proceeds therefrom would change accordingly.

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


         From January 1, 2000 through March 17, 2000, we funded $28 million of commitments made prior to December 31, 1999. Additionally, from January 1, 2000 through March 17, 2000, we committed $250 million and funded $121 million to acquire ownership interests in or make advances to new and existing partner companies. Some of these new partner companies include the following Internet infrastructure companies: TechSpace LLC, NexTone Communications, Inc. and fob.com, Inc.

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

         The Company periodically evaluates the carrying value of its ownership interests in each of its partner companies for possible impairment based on achievement of business plan objectives and milestones, the value of each ownership interest in the partner company relative to its carrying value, the financial condition and prospects of the partner company, and other relevant factors. The business plan objectives and milestones the Company considers include, among others; achievement of planned financial results; completion of capital raising activities; hiring of key employees; and the value at which independent third parties have or have committed to invest in its partner companies. Management then determines whether there has been an other than temporary impairment in the carrying value of its ownership interest in the partner companies. Impairment charges are recognized in the consolidated statements of operations. The new cost basis of a partner company is not written-up if circumstances suggest the value of the partner company has subsequently recovered.


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

8.  CONVERTIBLE SUBORDINATED NOTES

         In June 1999, the Company issued $200 million of 5% convertible subordinated notes (1999 notes) due June 15, 2006. Interest is payable semi-annually. The 1999 notes are redeemable in whole or in part at the option of the Company on or after June 18, 2002, for a maximum of 102.5% of face value depending on the date of redemption and subject to certain restrictions. The 1999 notes are convertible into the Company's common stock subject to adjustment under certain conditions including rights offerings and Safeguard Subscription Programs to the Company's shareholders. Pursuant to the terms of the 1999 Note, the conversion rate of the Notes at December 31, 1999 was $25.0147 per share.


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


         In 1998, the Company loaned an officer and director of the Company $500,000 evidenced by a term note receivable. The note was fully repaid in March 1999. Also in 1998, CompuCom loaned two officers and directors $796,875 and $2.0 million evidenced by term notes receivable. Interest on the notes accrue at rates of 4.3% and 5.1% per annum, respectively. Principal on the note is due on December 31, 2001, and October 22, 2001, respectively. The loan proceeds were used to exercise stock options.


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


         At December 31, 1999, the Company was contingently obligated for approximately $29 million of guarantee commitments. In addition, the Company has committed capital of approximately $142 million to various partner companies and private equity funds, to be funded over the next several years.



         The Company has informed the staff of the Federal Trade Commission
(FTC) of the Company's inadvertent failure to file Premerger Notification Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with acquisitions of stock of certain partner companies. The FTC has the right to seek a material fine in connection with the failure to file timely Forms for these transactions, but has not informed us to whether they intend to seek any fine or penalty from us. Because of the early stage of our discussions of this issue with the staff of the FTC, we are unable to estimate the amount, if any, of the Company's ultimate liability in connection with this matter. The Company does not believe any such ultimate liability would have a material adverse effect on the Company.


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


         From January 1, 2000 through February 15, 2000, we funded $12 million of commitments made prior to December 31, 1999. Additionally, from January 1, 2000 through February 15, 2000, we committed $224 million and funded $81 million to acquire ownership interests in or make advances to new and existing partner companies.


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



/s/ KPMG LLP

Philadelphia, Pennsylvania
February 28, 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Cambridge Technology Partners (Massachusetts), Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP



Boston, Massachusetts
February 10, 2000, except for the first
paragraph of Note M, as to which the date is March 2, 2000


                                       72a

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