Form 10-K, Exhibit 13
period 2000-12-31
SAFEGUARD SCIENTIFICS INC ET AL
filed 2001-04-02
CIK 86115

                                                                      EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands except per share amounts)

The following table sets forth selected consolidated financial information of the Company for the five years in the period ended December 31, 2000. The selected consolidated financial data presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our Consolidated Financial Statements and Notes thereto included in this report. The historical results presented herein may not be indicative of future results.

December 31                                         2000         1999         1998         1997         1996
------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet Data:
Cash and cash equivalents, restricted
 cash and short-term investments              $  219,431   $   49,813   $    6,257   $    5,382   $   12,881
Working capital                                  313,825      133,839      251,991      228,001      345,530
Total assets                                   1,648,259    1,499,879    1,068,690      714,541      936,070

Long-term debt                                    13,493       14,532      205,044      127,089      252,725
Other long-term liabilities                      164,765      175,611        1,317        1,246          759
Convertible subordinated notes                   200,000      200,000       71,345       90,881      102,131
Total shareholders' equity                       904,437      574,701      342,859      207,070      169,011


Year Ended December 31                              2000         1999         1998         1997         1996
------------------------------------------------------------------------------------------------------------
Consolidated Statement of Operations Data:
Total Revenue                                 $2,770,381   $2,993,644   $2,314,258   $2,017,643   $2,088,293
Operating Expenses
Cost of sales                                  2,441,842    2,641,276    1,998,843    1,716,788    1,810,284
Selling, service and general and
 administrative                                  349,557      316,483      270,250      228,548      214,862
Depreciation and amortization                     33,462       30,528       21,738       18,132       20,645
Restructuring                                      5,417          387       16,437           --           --
                                              --------------------------------------------------------------
 Total operating expenses                      2,830,278    2,988,674    2,307,268    1,963,468    2,045,791
                                              --------------------------------------------------------------
                                                 (59,897)       4,970        6,990       54,175       42,502
Gains on issuance of stock by affiliates              --      175,662        3,782        5,772        5,582
Other income, net                                 93,105      128,404      208,697       21,085       25,546
Interest income                                   18,097        4,839        2,742        2,474        1,893
Interest and financing expense                   (41,897)     (41,807)     (29,720)     (22,359)     (23,916)
                                              --------------------------------------------------------------
Income Before Income Taxes, Minority
 Interest and Equity Income (Loss)                 9,408      272,068      192,491       61,147       51,607
Income taxes                                     100,323      (66,514)     (61,424)     (14,336)     (13,285)
Minority interest                                 (2,213)      (8,936)         (47)     (25,727)     (19,934)
Equity income (loss)                            (319,922)     (73,092)     (20,897)         417        1,539
------------------------------------------------------------------------------------------------------------
Net Income (Loss)                             $ (212,404)  $  123,526   $  110,123   $   21,501   $   19,927
------------------------------------------------------------------------------------------------------------

Net Income (Loss) Per Share
 Basic                                            $(1.86)       $1.22        $1.15        $0.23        $0.22
 Diluted                                          $(1.87)       $1.16        $1.07        $0.22        $0.20
Weighted Average Shares Outstanding
 Basic                                           114,068      101,134       95,499       93,747       89,700
 Diluted                                         114,068      110,910      104,742       95,988       94,044

No cash dividends have been declared in any of the years presented, and the Company has no present intention to declare cash dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The statements contained in this Annual Report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve certain risks, uncertainties and other factors that could cause actual results to be materially different than those contemplated by these statements. These risks and uncertainties include the factors described elsewhere in this report and in our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2000. We do not assume any obligation to update any forward-looking statements or other information contained in this Annual Report.

  Although we refer in this report to the companies in which we have acquired an equity ownership interest as our "partner companies" and that we indicate that we have a "partnership" with these companies, we are not a "partner" in a legal sense, and do not act as an agent or legal representative for any of our partner companies, we do not have the power or authority to legally bind any of our partner companies and we do not have the types of liabilities in relation to our partner companies that a general partner of a partnership would have.

  Certain amounts for prior periods in the consolidated financial statements, and in the discussion below, have been reclassified to conform with current period presentations.

General

We are a leader in identifying, developing and operating emerging technology companies through our extensive network of partner companies and private equity funds (collectively, affiliates). Our operations are classified into three operating segments: i) General Safeguard Operations; ii) Partner Company Operations; and iii) CompuCom Operations. We acquire interests in developing infrastructure technology companies, accelerate their growth and integrate these companies into our operating network. We focus on what we believe to be the most significant market sectors of the infrastructure technology industry: software, communications and e-Services. We believe our experience developing technology companies, our expertise in and focus on infrastructure technology and the reach of our network enable us to identify and attract companies with significant potential for success in the infrastructure technology market.

  Our principal mission is to create long-term shareholder value. We believe shareholder value is maximized by retaining and promoting the entrepreneurial culture of the partner companies that we operate. The entrepreneurs of our partner companies generally retain significant equity interests in their businesses, and their interests as shareholders remain aligned with ours. We provide a full range of operational and management services to each of our partner companies through dedicated teams of our professionals. Each team has expertise in the areas of business and technology strategy, sales and marketing, operations, finance and legal and transactional support, and provides hands-on assistance to the management of the partner company in support of its growth. The level of involvement varies and in some circumstances includes the provision of full-time interim personnel. Since we are a long-term partner, we pursue various alternatives to maximize the long-term value of our partner companies. These alternatives include preparing our partner companies for initial public offerings, assisting with mergers and acquisitions and facilitating additional capital raising activities.

  We participate in managing 12 private equity funds which are located on our corporate campus. In addition, we are a limited partner in 6 other private equity funds. Collectively, these 18 funds, which have over $3.8 billion of committed capital, augment our network by providing us with an expanded base through which we conduct our operations, including acquisition syndication opportunities. We believe our network of private equity funds creates opportunities for us and our partner companies to form strategic alliances and partnerships that may develop or enhance their businesses. Also, the personal relationships and expertise of the professionals employed by these funds are important resources for developing and evaluating acquisition opportunities. We frequently refer opportunities that may not fit our operating strategy to an appropriate fund.

  Because we acquire significant interests in technology-related developing companies, many of which generate net losses, we have experienced, and expect to continue to experience, significant volatility in our quarterly results. While some of our affiliates have consistently reported losses, we have recorded net income in certain periods and experienced significant volatility from period to period due, in part, to one-time transactions and other events incidental to our ownership interests in and advances to affiliates. We do not know if we will report net income in any period. These transactions and events include dispositions of, and changes to, our affiliate ownership interests, dispositions of our holdings of affiliates and impairment charges. On a continuous basis, but no less frequently than at the end of each quarterly reporting period, we evaluate the carrying value of our ownership interests in and advances to each of our affiliates for possible impairment based on achievement of business plan objectives and milestones, the fair value of each ownership interest in and advances to each affiliate relative to its carrying value, the financial condition and prospects of the affiliate and other relevant factors. The business plan objectives and milestones we consider include, among others, those related to financial performance such as achievement of planned financial results or completion of capital raising activities, and those that are not primarily financial in nature, such as the hiring of key employees or the establishment of strategic relationships. The fair value of our ownership interests in and advances to privately held partner companies is generally determined based on the value at which independent third parties have invested or have committed to invest in these companies. The fair value of our ownership interests in private equity funds is generally determined based on the value of our pro rata portion of the funds' net assets.

  We operate in an industry which is rapidly evolving and extremely competitive. It is reasonably possible that our accounting estimates with respect to the useful life and ultimate recoverability of the carrying value, including goodwill, could change in the near term and that the effect of such changes on our consolidated financial statements could be material. While we believe that the current recorded carrying values of our affiliates are not impaired, there can be no assurance that our future results will confirm this assessment or that a significant write-down or write-off of the carrying value will not be required in the future.

Effect of Various Accounting Methods on the Consolidated Financial Statements

The various interests that we acquire in our partner companies and private equity funds are accounted for under three broad methods: consolidation, equity and cost. The applicable accounting method is generally determined based on our voting interest in the entity.

  Consolidation. Partner companies in which we directly or indirectly own more than 50% of the outstanding voting securities are generally accounted for under the consolidation method of accounting. If this majority voting ownership is likely to be temporary, we account for the company under the equity method. Under the consolidation method, a partner company's results of operations are included within our consolidated statements of operations. Participation of other partner company shareholders in the income or losses of a consolidated partner company is reflected in minority interest in our consolidated statements of operations. Minority interest adjusts our consolidated net income (loss) to reflect only our share of the earnings or losses of the consolidated partner company. CompuCom Systems, Inc. and Tangram Enterprise Solutions, Inc. were consolidated in 2000, 1999 and 1998. In 1999, we acquired controlling majority voting interests in aligne, incorporated, SOTAS, Inc. and Arista Knowledge Systems Inc. In August 2000, aligne acquired 100% of K Consultants. Each of these partner companies was consolidated from the date we acquired directly or indirectly more than 50% of the outstanding voting securities interest. Arista was sold in July 2000 and is included in our consolidated operating results through its sale date.

  Equity Method. Partner companies and private equity funds whose results we do not consolidate, but over whom we exercise significant influence, or for whom majority voting ownership is likely to be temporary, are generally accounted for under the equity method of accounting. Whether or not we exercise significant influence with respect to a partner company depends on an evaluation of several factors including, among others, our representation on the partner company's board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the partner company, including voting rights associated with our holdings in common, preferred and other convertible instruments in the partner company. Under the equity method of accounting, a partner company's results of operations are not reflected within our consolidated statement of operations; however, our share of the income or losses of the partner company is reflected in equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our voting ownership of the partner company's securities, which may be different from the percentage of the economic ownership of the partner company held by us. We also account for our interests in some private equity funds under the equity method of accounting, based on our respective general and limited partner interests.

  The effect of an affiliate's net results of operations on our results of operations is the same under either the consolidation method of accounting or the equity method of accounting, because under each of these methods only our share of the income or losses of an affiliate is reflected in our net results of operations in the consolidated statements of operations.

  Our partner companies accounted for under the equity method of accounting at December 31, 2000 included:

                                     Partner
                                     Company     Voting
                                       Since  Ownership
-------------------------------------------------------
Publicly Traded:
    Cambridge Technology Partners       1991         17%
    ChromaVision Medical Systems        1996         30%
    DocuCorp International              1995         18%
    eMerge Interactive                  1997         17%
    Internet Capital Group              1996         14%
    Lifef/x                             1996         12%
    OAO Technology Solutions            1996         31%
    Sanchez Computer Associates         1986         25%
    USDATA Corporation                  1994         40%
Privately Held:
    AgWeb.com                           2000         43%
    Atlas Commerce                      2000         35%
    Buystream                           2000         31%
    Data Center Direct                  2000         76%
    eonDigital                          2000         11%
    iMedium                             1999         31%
    Kanbay                              1998         30%
    Mi8                                 2000         27%
    NexTone Communications              2000         38%
    Nextron Communications              1995         54%
    Persona                             1999         30%
    Presideo                            1998         41%
    QuestOne Decision Sciences          1997         31%
    REALTIME MEDIA, Inc.                1999         43%
    Redleaf Group                       1999         30%
    TechSpace                           2000         45%
    ThinAirApps                         2000         34%
    WebTelecom                          2000         53%
    Wireless OnLine                     2000         43%


  We have representation on the boards of directors of these partner companies. Although we own less than 20% of the voting stock of some of these companies, we believe we have the ability to exercise significant influence based on our representation on each company's board of directors and other factors. We own greater than 50% of the voting stock of some of these companies; however, we believe majority voting ownership is temporary. In addition to our holdings in equity and debt securities, we also periodically make advances to our affiliates in the form of promissory notes. The carrying value of advances to affiliates totaled $7.3 million and $36.0 million at December 31, 2000 and 1999.

  Cost Method. Partner companies and private equity funds that we do not account for under either the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, our share of the income or losses of these entities is not included in our consolidated statements of operations. However, the effect of the change in market value of cost method holdings classified as trading securities is reflected in our results of operations during each reporting period.

Effect of Various Accounting Methods on the Presentation of our Consolidated Financial Statements

The presentation of our financial statements may differ from period to period primarily due to the applicable accounting method used for recognizing our equity interests in the operating results of an affiliate. For example, the presentation of our financial statements are significantly influenced by the consolidated results of operations of CompuCom, which we consolidate based on our 59% voting interest.

  To understand our net results of operations and financial position without the effect of consolidating our consolidated partner companies, please refer to note 18 to our consolidated financial statements, which summarizes our parent company statements of operations and balance sheets and presents consolidated partner companies as if they were accounted for under the equity method of accounting. Our share of the income or losses of the consolidated partner companies is included in equity income (loss) in the parent company statements of operations. The carrying value of these companies is included in ownership interests in and advances to affiliates in the parent company balance sheets.

  Although the parent company statements of operations and balance sheets presented in note 18 reflect our historical results, they are not necessarily indicative of future parent company balance sheets and statements of operations.

Net Results of Operations

The following table reflects consolidated operating data by reported segments. All significant intersegment activity has been eliminated. Accordingly, segment results reported exclude the effect of transactions between us and our subsidiaries.

Year Ended December 31                                                 2000                  1999                      1998
---------------------------------------------------------------------------------------------------------------------------
Summary of Consolidated Net Income (Loss)                                             (in thousands)
General Safeguard Operations                                      $  58,883              $173,006                  $122,488
Partner Company Operations                                         (274,260)              (57,192)                  (12,441)
CompuCom Operations                                                   2,973                 7,712                        76
---------------------------------------------------------------------------------------------------------------------------
                                                                  $(212,404)             $123,526                  $110,123
---------------------------------------------------------------------------------------------------------------------------


Net Results of Operations - General Safeguard Operations

General Safeguard Operations includes the expenses of providing strategic and operational support to our affiliates, and also includes the effect of certain private equity funds that we account for under the equity method. General Safeguard Operations also includes the effect of transactions and other events incidental to our ownership interests in our partner companies and our operations in general.

Year Ended December 31                                                 2000                    1999                    1998
---------------------------------------------------------------------------------------------------------------------------
                                                                                    (in thousands)
Revenue                                                            $ 22,299                $ 13,912                $ 11,949
Operating expenses
   General and administrative                                        88,042                  43,429                  24,413
   Depreciation and amortization                                      2,178                   1,664                   1,443
                                                         ------------------------------------------------------------------
   Total operating expenses                                          90,220                  45,093                  25,856
                                                         ------------------------------------------------------------------
                                                                    (67,921)                (31,181)                (13,907)

   Gains on issuance of stock by affiliates                              --                 175,662                   3,782
   Other income, net                                                 92,115                 128,404                 209,646
   Interest and financing expense, net                               (6,949)                (13,443)                 (7,964)
                                                         ------------------------------------------------------------------

   Income before income taxes and equity income                      17,245                 259,442                 191,557
   Income taxes                                                     (35,270)                (87,018)                (69,069)
   Equity income                                                     76,908                     582                      --
---------------------------------------------------------------------------------------------------------------------------
Net Income from General Safeguard Operations                       $ 58,883                $173,006                $122,488
---------------------------------------------------------------------------------------------------------------------------

  Revenue. Revenue consists of management fees charged to private equity funds for operational and management services, and administrative service fees charged to certain partner companies. Revenue was $22.3 million, $13.9 million and $11.9 million for the years ended December 31, 2000, 1999 and 1998. This increase was related to additional management fees charged to private equity funds as a result of the formation of additional private equity funds during 2000. Effective April 1, 2000, we no longer charged administrative service fees to our partner companies. These fees accounted for $0.1 million, $1.9 million and $2.1 million of revenue for the years ended December 31, 2000, 1999 and 1998.

  General and Administrative. Our general and administrative expenses consist primarily of employee compensation, outside services such as legal, accounting and consulting, and travel-related costs. Excluding non-cash charges of $12.6 million in 2000 related to a stock grant, acceleration of stock options as part of severance packages and stock options granted to non-employee consultants, general and administrative expenses increased to $75.4 million for the year ended December 31, 2000 from $43.4 million for the year ended December 31, 1999 and $24.4 million for the year ended December 31, 1998. The number of partner companies increased from 37 at December 31, 1999 to 44 at December 31, 2000. Our headcount and professional fees increased during 2000 to support our increased acquisition activity, our operations and the operations of our partner companies. We expect general and administrative costs to decrease in 2001 as a result of certain cost reduction efforts undertaken in the fourth quarter of 2000, including a reduction in headcount and other operating costs.

  Gains on Issuance of Stock by Affiliates. These gains represent gains on the issuance of stock by our affiliates to reflect the change in our share of the net equity of these companies. For the year ended December 31, 1999, we recognized $173 million of gains related to the issuance by Internet Capital Group of 31 million shares of its common stock in its initial public offering in August 1999, seven million shares of its common stock in a follow-on public offering in December 1999 and three million shares in private placements and acquisitions completed in the fourth quarter of 1999. This pretax gain represents the increase in our share of Internet Capital Group's net equity as a result of its stock issuances. In 1999 and 1998, we recorded gains on stock issued by other affiliates as a result of stock option exercises. No gains were recognized on the issuances of stock by our affiliates in 2000 as we had the intent and ability to complete subsequent capital transactions, including purchases in the open market, that may impact the ultimate realization of the gain.

  Other Income, Net. Other income, net, for the General Safeguard Operations segment consisted of the following (in millions):

Year Ended
   December 31                       2000          1999        1998
-------------------------------------------------------------------
Gain on sale of public
 holdings                          $ 60.6        $ 64.9      $ 17.7
Gain on sale of private
 partner companies                   55.7           4.5          --
Gain on the Coherent/
   Tellabs merger                      --            --       245.3
Unrealized gain (loss)
 on trading securities               (5.0)         78.2       (48.5)
Other, primarily
   impairment charges               (19.2)        (19.2)       (4.9)
-------------------------------------------------------------------
                                   $ 92.1        $128.4      $209.6
-------------------------------------------------------------------

  During 2000, we sold shares of public holdings, including Diamond Technology Partners and eMerge Interactive (in its IPO), for aggregate net proceeds of $91.3 million and recorded gains of $60.6 million. During 1999, we sold shares of public holdings, including Diamond Technology Partners, and Internet Capital Group and Pac-West Telecomm (in their IPOs), for aggregate net proceeds of $75.9 million and recorded gains of $64.9 million. During 1998, we sold shares of public holdings, including Cambridge Technology Partners, for aggregate net proceeds of $23.3 million and recorded gains of $17.7 million.

  During 2000, we sold several of our holdings in private partner companies, including Arista Learning Systems, Extant Communications and Multigen. The aggregate net proceeds, including cash, stock and proceeds from the subsequent sales of stock received in the transactions, totaled $66.1 million, of which $6.0 million was held in escrow. We recorded net gains of $55.7 million on the sale of private partner companies in 2000.

  Included in other income, net, for the years ended December 31, 2000, 1999 and 1998 are impairment charges of approximately $19.7 million, $16.4 million and $17.0 million for certain holdings accounted for under the cost method determined to have experienced an other than temporary decline in value. For the year ended December 31, 2000, the impairment charges included $17.9 million related to the other than temporary decline in two public partner stock prices.

  Interest and Financing Expense, Net. Interest expense was $6.9 million for the year ended December 31, 2000, $13.4 million for the year ended December 31, 1999 and $8.0 million for the year ended December 31, 1998. The decrease in 2000 was the result of increased interest income earned in 2000 from funds raised in our follow-on public offering and from strategic investors, partially offset by increased interest expense as a result of our subordinated notes issued in June 1999 and the accretion of the obligation and amortization of the cost of the two forward sale contracts on our Tellabs holdings entered into in March and August of 1999. The increase in 1999 compared to 1998 is due to the accretion of the obligation and amortization of the cost of the two forward sale contracts, partially offset by higher interest income.

  Income Taxes. Our consolidated effective tax rate decreased to 32.1% in 2000 compared to 35% for 1999. This rate differs from the federal statutory rate due primarily to non-deductible goodwill amortization.

Net Results of Operations - Partner Company Operations

Partner Company Operations reflects the operations of all of our partner companies other than CompuCom (included in CompuCom Operations). The partner companies included in Partner Company Operations are accounted for under either the consolidation or the equity method.

Year Ended December 31                                                   2000                     1999                   1998
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      (in thousands)
Revenue                                                             $  37,445                 $ 27,469               $ 20,678
Operating expenses
   Cost of sales                                                       16,346                    8,082                  2,426
   Selling and service                                                 16,169                    8,875                  8,087
   General and administrative                                          12,124                   13,572                  5,309
   Depreciation and amortization                                        8,182                    5,497                  2,872
                                                           ------------------------------------------------------------------
   Total operating expenses                                            52,821                   36,026                 18,694
                                                           ------------------------------------------------------------------

                                                                      (15,376)                  (8,557)                 1,984
   Other income, net                                                       --                       --                   (949)
   Interest and financing expense, net                                 (1,573)                    (330)                  (272)
                                                           ------------------------------------------------------------------

   Income (loss) before income taxes, minority
      interest and equity loss                                        (16,949)                  (8,887)                   763
   Income taxes                                                       138,546                   25,435                  7,693
   Minority interest                                                      973                      (66)                    --
   Equity loss                                                       (396,830)                 (73,674)               (20,897)
-----------------------------------------------------------------------------------------------------------------------------
Net Loss from Partner Company Operations                            $(274,260)                $(57,192)              $(12,441)
-----------------------------------------------------------------------------------------------------------------------------

  Revenue. Revenue consists of charges for consulting services by our wholly owned subsidiary, aligne, and K Consultants subsequent to its acquisition by aligne in August 2000. Revenue also includes sales by Tangram, and SOTAS subsequent to its acquisition in 1999. Revenue was $37.4 million for the year ended December 31, 2000, $27.5 million for the year ended December 31, 1999 and $20.7 million for the year ended December 31, 1998. The increase in revenue in 2000 was the result of the acquisition of K Consultants in 2000 and increased revenue at SOTAS, partially offset by a reduction in revenue at Tangram. Revenue increased in 1999 compared to 1998 as a result of the acquisition of aligne and SOTAS in 1999.

  Operating Expenses. Operating expenses were $52.8 million for the year ended December 31, 2000, $36.0 million for the year ended December 31, 1999 and $18.7 million for the year ended December 31, 1998. The increase in operating expenses in 2000 compared to 1999 was due to the acquisition of K Consultants in 2000 and increased operating costs at SOTAS to support its growth. The increase in operating expenses in 1999 was the result of the acquisition of aligne, Arista and SOTAS in 1999.

  Equity Loss. A significant portion of our net results of operations is derived from companies in which we hold a significant minority ownership interest. Under the equity method of accounting, if we exercise significant influence over a partner company, we record our share of the income or losses of that partner company in our consolidated statements of operations. The share of income or losses is generally based upon our voting ownership of the partner company's securities. Our carrying value for a partner company accounted for under the equity method includes the unamortized excess of the cost of our interest in the partner company over its equity in the underlying net assets determined at the date of acquisition. This excess is amortized on a straight-line basis generally over a 3 to 10 year period and is included in equity income
(loss) in the consolidated statements of operations.

  Equity income (loss) fluctuates with the number of companies accounted for under the equity method, our voting ownership percentage in these companies, the amortization of goodwill related to newly acquired equity method companies and the net results of operations of these companies. Equity income (loss) also includes impairment charges when management determines there has been an other than temporary decline in the carrying value of its ownership interest relative to the fair value. During the year ended December 31, 2000, we accounted for 39 companies under the equity method of accounting compared to 29 companies during the comparable 1999 period.

  Of the $396.8 million of equity loss for the year ended December 31, 2000, $89.1 million of loss was attributable to Internet Capital Group, $28.2 million related to goodwill amortization and $129.0 million was attributable to write-downs for other than temporary declines in value of partner companies accounted for under the equity method. The remaining $150.5 million of equity loss was attributable to our share of 38 partner companies operating results, a majority of which have losses.

  Our share of the equity method partner company results of operations was impacted by various one-time transactions and other events incidental to ownership of our partner companies. The reported results of operations of our partner companies included restructuring charges, equity-based compensation costs and additional selling, general and administrative, technology, operating and personnel costs as our partner companies continue their development and transition their business models.

  We accounted for 29 companies under the equity method in 1999 versus 14 companies during 1998. The increase in equity losses in 1999 from 1998 reflects the increase in the number of partner companies accounted for under the equity method, a majority of which have operating losses, and increased operating losses at some of our existing partner companies. Of the $73.7 million of equity loss for the year ended December 31, 1999, $5.9 million of loss was attributable to our ownership in Internet Capital Group and $9.5 million was related to goodwill amortization. The remaining $58.3 million of equity loss was attributable to our share of 28 partner companies' operating results, a majority of which have losses.

  Certain amounts recorded to reflect our share of the income or losses of our partner companies accounted for under the equity method are based on estimates and on unaudited results of operations of those partner companies and may require adjustments in the future when audits of these entities are made final.

  Many of our privately held, equity method partner companies are technology-related companies with limited operating histories that have not generated significant revenues and incurred substantial losses in 2000. We expect these losses to continue in 2001. We expect to continue to acquire interests in more technology-related companies that may have operating losses and that we may account for under the equity method. Additionally, we expect certain of our existing partner companies to continue to invest in their products and services and to recognize operating losses. As a result, equity losses could continue to increase significantly. Additionally, we operate in an industry that is rapidly evolving and extremely competitive. It is reasonably possible that the impairment factors evaluated by management will change in subsequent periods, given that we operate in a volatile business environment. This could result in material impairment charges in future periods.

Net Results of Operations - CompuCom Operations

CompuCom Operations reflects the results of our majority-owned subsidiary, CompuCom.

Year Ended December 31                                                 2000                     1999                       1998
-------------------------------------------------------------------------------------------------------------------------------
                                                                                     (in thousands)
Revenue
   Product sales                                                 $2,439,106               $2,648,342                 $2,007,744
   Service sales                                                    271,531                  303,922                    273,887
                                                       ------------------------------------------------------------------------
                                                                  2,710,637                2,952,264                  2,281,631
Operating expenses
   Cost of sales                                                  2,425,496                2,633,194                  1,996,417
   Selling and service                                              134,182                  156,163                    159,628
   General and administrative                                        99,040                   94,445                     72,813
   Depreciation and amortization                                     23,102                   23,367                     17,423
   Restructuring                                                      5,417                      387                     16,437
                                                       ------------------------------------------------------------------------
   Total operating expenses                                       2,687,237                2,907,556                  2,262,718
                                                       ------------------------------------------------------------------------
                                                                     23,400                   44,708                     18,913
   Other income, net                                                    990                       --                         --
   Interest and financing expense, net                              (15,278)                 (23,195)                   (18,742)
                                                       ------------------------------------------------------------------------
   Income before income taxes and
      minority interest                                               9,112                   21,513                        171
   Income taxes                                                      (2,953)                  (4,931)                       (48)
   Minority interest                                                 (3,186)                  (8,870)                       (47)
-------------------------------------------------------------------------------------------------------------------------------
Net Income from CompuCom Operations                              $    2,973               $    7,712                 $       76
-------------------------------------------------------------------------------------------------------------------------------

  Revenue. Product revenue, which is primarily derived from the sale of desktop, mobile computing, web computing and network computer products to corporate clients, decreased approximately 7.9% in 2000 to $2.4 billion from $2.6 billion in 1999, and increased 31.9% in 1999 from $2.0 billion in 1998. CompuCom believes product revenue was negatively impacted by manufacturer direct selling and fulfillment initiatives as well as lower product demand when compared to last year's higher than normal spending by its clients as part of their preparation for the Year 2000. These factors were partially offset by the positive impact of the May 1999 Entex acquisition. Service revenue is primarily derived from field engineering, LAN/WAN projects, consulting, configuration, help desk, asset tracking, network management, software management and services provided in support of certain manufacturers' direct fulfillment initiatives. Service revenue reflects revenue generated by the actual performance of specific services and does not include product sales associated with service projects. Service revenue decreased approximately 10.7% in 2000 compared to 1999, and increased 11.0% in 1999 compared to 1998. The decline in service revenue in 2000 was primarily due to lower demand for CompuCom's consulting services, which is partially attributed to its clients' Year 2000 concerns and higher spending on Year 2000 related projects that occurred in 1999 and not in 2000.

  Gross Margin. Product gross margin was 7.6%, 8.2% and 9.7% for the years ended December 31, 2000, 1999 and 1998. The decreases are primarily due to increased competition from direct marketers and other companies that sell personal computer products. Service gross margin was 36.5%, 33.9% and 32.9% for the years ended December 31, 2000, 1999 and 1998.

The increase was due primarily to improvements in the management and utilization of service-related resources and a greater mix of services being performed that generally have a higher gross margin.

  CompuCom expects to experience continued pressure on both revenue and gross margin, the result of which may be lower revenue and related gross margin when compared to the comparable prior year period.

  Selling and Service. Selling and service expenses were 5.0%, 5.3% and 7.0% of revenue for the years ended December 31, 2000, 1999 and 1998. CompuCom attributes this decrease to its own cost reduction efforts and integration costs incurred in 1999 as part of the Entex acquisition.

  General and Administrative. General and administrative expenses increased $4.6 million in 2000 and increased $21.6 million in 1999 compared to the prior year periods. The 1999 increase is primarily due to expenditures to continue expansion of CompuCom's electronic commerce capabilities as well as increases in distribution and administrative personnel to support its revenue growth and expenses resulting from the Entex acquisition.

  Depreciation and Amortization. Depreciation and amortization expense was $23.1 million in 2000, $23.4 million in 1999 and $17.4 million in 1998. The increase primarily relates to amortization of goodwill on two acquisitions completed during the second quarter of 1998 and the Entex acquisition, completed during the second quarter of 1999.

  Restructuring. In 2000, CompuCom implemented a restructuring plan designed to reduce its cost structure by closing and consolidating certain facilities and reducing its workforce. As a result, CompuCom recorded a restructuring charge of $5.2 million in the first quarter of 2000, primarily consisting of costs associated with the closing and consolidation of certain facilities and disposing of related fixed assets as well as employee severance and benefits related to the reduction in workforce. Approximately $2.7 million was paid through December 31, 2000. In October 1998, CompuCom approved a restructuring plan designed to reduce its cost structure by closing branch facilities and reducing its workforce. As a result, CompuCom recorded a restructuring charge in 1998 of $16.4 million. The charge primarily consisted of costs associated with the closing of certain facilities and disposing of related fixed assets, as well as employee severance and benefits related to the reduction in workforce.

  Interest and Financing Expense, Net. Interest and financing expense, net was $15.3 million, $23.2 million and $18.7 million for the years ended December 31, 2000, 1999 and 1998. The decline in 2000 is due to greater financing requirements in 1999 mainly due to the Entex acquisition, partially offset by an increase in CompuCom's effective interest rate in 2000 to 8.2% as compared to 7.7% in 1999. The 1999 increase was primarily related to higher borrowing levels due to the Entex acquisition, as well as an increase in CompuCom's 1999 effective interest rate to 7.7% compared to 6.6% in 1998.

Liquidity And Capital Resources

We have funded our operations with proceeds from the issuance of equity securities and convertible notes, proceeds from forward sale contracts, proceeds from sales of partner companies, distributions from private equity funds and our bank credit facilities.

  In March 2000, we closed the sale of 2.2 million shares of our common stock at $45.83 per share, or $100 million total, to Textron in a private placement.

  In April 2000, we completed a follow-on public offering, selling 8.6 million shares of our common stock, including exercise in full of the underwriters' over-allotment option, at $50 per share. The net proceeds were approximately $414 million.

  In March 2000, we filed a Registration Statement to sell up to $500 million of our common stock to certain strategic investors and institutional investors. In April 2000, we completed the first tranche of this offering with a sale of 2.0 million shares at $50 per share, or $100 million total, to IBM and Compaq.

  Proceeds from sales of and distributions from affiliates were $173 million in 2000 (excluding CompuCom's sale of equity securities which generated proceeds of $3 million), $138 million in 1999 and $95 million in 1998.

  At December 31, 2000, we had bank revolving credit facilities of up to $300 million depending on the market value of pledged securities. Of the $300 million, $250 million matures in April 2005 and is secured by equity securities of certain of our publicly traded holdings (the pledged securities). The remaining $50 million is unsecured, with availability limited to the lesser of $50 million or 10% of the value of the pledged securities. The $50 million facility matures in April 2001. Availability under our bank credit facilities is determined by the market value of the pledged securities. If the stock markets decline significantly, availability under the credit facilities could be reduced significantly and could have an adverse effect on our ability to borrow under the facilities. Our ability to raise proceeds from sales of publicly traded partner companies also could be adversely affected by market declines. Availability under our credit facility at December 31, 2000 was $118 million and there were no amounts outstanding. As of March 15, 2001, the availability under the facility was $137 million. At December 31, 2000, we were not in compliance with a financial covenant under our credit facilities. In 2001, our bank group waived this covenant through March 30, 2001, and we agreed that the pledged securities will also collateralize the $50 million facility. Unless our bank group extends this waiver beyond March 30, 2001, we will not be able to make draws under our existing credit facilities. We are currently negotiating a new credit facility totaling $100 million, but there can be no assurance that we will be able to complete this agreement.

  Our cash and cash equivalents and short-term investments at December 31, 2000 and other internal sources of cash flow are expected to be sufficient to fund our cash requirements through 2001, including commitments to our existing affiliates, our current operating plan to acquire interests in new affiliates and our general corporate requirements. At December 31, 2000, we were contingently obligated for approximately $12 million of guarantee commitments. Additionally, during October 2000, we guaranteed a $35 million loan to our Chairman and CEO in connection with margin loan arrangements. The guarantee arrangement is secured by interests in securities and real estate. As of December 31, 2000 and March 15, 2001, in addition to the securities and real estate collateral, we held $0.9 million and $2.3 million in a cash account which was deposited by our Chairman and CEO to further collateralize our obligations under the guarantee. Additionally, we had committed capital of approximately $169 million, including commitments made in prior years, to various affiliates, to be funded over the next several years, including approximately $90 million which is expected to be funded in the next twelve months.

  CompuCom maintains separate, independent financing arrangements, which are non-recourse to us and are secured by certain assets of CompuCom. During recent years, CompuCom has utilized bank financing arrangements and internally generated funds to fund its cash requirements.

  As of December 31, 2000, CompuCom has financing arrangements consisting of a $150 million receivables securitization facility and a $100 million working capital facility. The working capital facility matures in May 2002, and $125 million of the receivables securitization matures in April 2002 with the remainder in September 2003. As of December 31, 2000, the receivables securitization facility was fully utilized. Availability under the working capital facility is subject to a borrowing base calculation. Availability under the working capital facility was approximately $76 million, and no amounts were outstanding. Both the receivables securitization facility and the working capital facility are subject to CompuCom's compliance with selected financial covenants and ratios.

  CompuCom's liquidity continues to be negatively impacted by the dollar volume of certain manufacturers' rebate programs. Under these programs, CompuCom is required to pay a higher initial amount for product and claim a rebate from the manufacturer to reduce the final cost. The collection of these rebates can take an extended period of time. Due to these programs, CompuCom's initial cost for the product is often higher than the sales price CompuCom can obtain from its customers. These programs are a material factor in CompuCom's financing needs. As of December 31, 2000, CompuCom was owed approximately $53 million under these vendor rebate programs.

  CompuCom's ability to make distributions to its shareholders is limited by restrictions in CompuCom's financing agreements and CompuCom's working capital needs. We do not consider CompuCom's liquidity to be a source of liquidity to us.

  Consolidated working capital increased to $314 million at December 31, 2000 compared to $134 million at December 31, 1999. This increase is due to the increase in cash and cash equivalents and short-term investments in 2000 as a result of our follow-on public offering and the sale of our common stock to strategic investors.

  Cash provided by operating activities decreased in 2000 compared to 1999 due to a decrease in 2000 of CompuCom's receivables securitization facility by $100 million, which resulted in an increase of accounts receivable. The decrease was also due to a reduction in CompuCom's accounts payable in 2000 compared to 1999.

  Cash used in investing activities primarily reflects the acquisition of ownership interests in and advances to affiliates. Cash used in investing activities also reflects acquisitions by our subsidiaries. The increase in cash used in investing activities in 2000 reflects the increased acquisition activity during 2000.

  During 2000, we made net commitments of approximately $265 million of cash and $3.8 million of our common stock to acquire interests in and make advances to 18 new partner companies, and we committed $80 million to three new private equity funds. During 2000, we funded cash of $232 million to new partner companies, $165 million to existing partner companies and $61 million to new and existing private equity funds. In addition, we purchased approximately $39 million of shares of our publicly traded partner companies in the open market. During 2000, we purchased 1.5 million shares of our common stock in the open market for a total of $46.5 million, or $30.42 per share.

  From January 1, 2001 through March 15, 2001, we funded $34 million of commitments made prior to December 31, 2000. Additionally, from January 1, 2001 through March 15, 2001, we committed $7 million and funded $4 million to acquire ownership interests in or make advances to affiliates. In January 2001, we completed the acquisition of 100% of Palarco, Inc., a provider of global information technology solutions. In January 2001, CompuCom purchased certain assets of MicroAge Technology Services, L.L.C.

  Our general operations are not capital intensive, and capital expenditures in any year normally will not be significant in relation to our overall financial position. There were no material capital asset purchase commitments at December 31, 2000.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statements of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. If the derivative is determined to be a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are offset against the change in fair value of the hedged assets, liabilities or firm commitments through the statements of operations or recognized in other comprehensive income until the hedged item is recognized in the statements of operations. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. We are required to adopt SFAS 133 on January 1, 2001. We currently hold derivative instruments and engage in certain hedging activities, which have been accounted for as described in note 6 to the consolidated financial statements. We account for the forward sale contracts as hedges and have determined that the hedges are highly effective, as changes in the value of the hedge are substantially offset by changes in the value of the underlying securities. Certain of our affiliates also hold derivative financial instruments as defined by SFAS 133.

  In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". We adopted the disclosure provisions of SFAS No. 140 during 2000. We do not expect the adoption of the accounting provisions of SFAS No. 140 to have a material impact on our financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to equity price risks on the marketable portion of our securities. These securities include equity positions in companies in the technology industry, many of which have experienced significant volatility in their stock prices. Historically, we have not attempted to reduce or eliminate our market exposure on securities (except the Tellabs transactions as described below). Based on closing market prices at December 31, 2000, the fair market value of our holdings in public securities was approximately $414 million (excluding our holdings in Tellabs). Approximately $121 million of these equity securities at December 31, 2000 consisted of our holdings in Internet Capital Group. A 20% decrease in equity prices would result in an approximate $83 million decrease in the fair value of our publicly traded securities.

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

  Availability under our bank credit facilities is determined by the market value of our pledged securities. Availability under our credit facility at December 31, 2000 was $118 million. Additionally, we are exposed to interest rate risk primarily through our bank credit facility. At December 31, 2000, there were no borrowings outstanding.

  CompuCom is exposed to interest rate risk primarily through its receivables securitization and working capital facilities. CompuCom utilizes borrowings on these facilities to meet its working capital needs and other financing needs. At December 31, 2000, the securitization facility had borrowings of approximately $150 million, and there were no borrowings on the working capital facility. If CompuCom's effective interest rate were to increase 75 basis points, or 0.75%, CompuCom's interest expense would increase by approximately $1.6 million based on CompuCom's average borrowings during 2000. Our share of this increase would be approximately $0.8 million after deduction for minority interest but before income taxes.

Factors That May Affect Future Results

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Forward-looking statements in this report and those made from time to time by us through our senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from results anticipated in forward-looking statements are described in our SEC filings, including our Annual Report on Form 10-K for the year ended December 31, 2000. These factors include, but are not limited to, the following:

  . Industry-specific conditions affecting the infrastructure technology business sector in which many of our affiliates operate, such as intense competition, rapid changes in technology and customer demands, frequent new product introductions and shifting distribution channels.

  . Many of our affiliates are early-stage companies with limited operating histories, no historical profits and financing requirements that they may not be able to satisfy. These affiliates may not have operating income or net income in the future and their financial results may vary dramatically from quarter to quarter.

  . We may have problems raising money we need in the future to fund the needs of our affiliates and to make acquisitions of affiliates.

  . We may incur significant costs to avoid investment company status and may suffer adverse consequences if deemed to be an investment company.

  . Our strategy of selling assets of our interests in some of the affiliates that we have acquired and developed is dependent on the strength of the public equity market and on the level of activity in the mergers and acquisitions market in the affiliate's industry, as well as on the requirements of the Federal securities laws regulating the sale of securities.

  . Our financial results are likely to vary dramatically from quarter to quarter depending upon various events. These events include the financial results of our affiliates and the way that the partner companies are reflected in our consolidated financial statements, sales of partner companies or our interests in partner companies and distributions from private equity funds which we manage or in which we have an interest.

  . Our stock price may be subject to significant fluctuation because the value of some of our partner companies fluctuates and because of market conditions generally.


MARKET FOR COMMON STOCK AND RELATED FINANCIAL MATTERS

The Company's common stock is listed on the New York Stock Exchange (Symbol:
SFE). The high and low sale prices reported within each quarter of 2000 and 1999 are as follows:

                                                 High         Low
                --------------------------------------------------
                Fiscal year 2000:
                   First quarter                $99.00      $43.71
                   Second quarter                68.38       29.00
                   Third quarter                 39.69       18.69
                   Fourth quarter                21.44        4.50
                Fiscal year 1999:
                   First quarter                $24.63      $ 9.17
                   Second quarter                40.00       19.13
                   Third quarter                 25.50       15.85
                   Fourth quarter                61.81       22.63

   The high and low sale prices reported in 2001 through March 15 were $12.81 and $5.59, respectively, and the last sale price reported on March 15, 2001, was $5.59. No cash dividends have been declared in any of the years presented, and the Company has no present intention to declare cash dividends.

   As of March 15, 2001, there were approximately 105,000 beneficial holders of the Company's common stock.

SAFEGUARD SCIENTIFICS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except per share amounts)

December 31                                                                   2000         1999
-------------------------------------------------------------------------------------------------
Assets
Current Assets
 Cash and cash equivalents, restricted cash and short-term investments    $  219,431   $   49,813
 Accounts receivable, less allowances ($4,328-2000; $5,604-1999)             246,949      259,383
 Inventories                                                                  78,187      129,826
 Prepaid expenses and other current assets                                    28,360       16,488
-------------------------------------------------------------------------------------------------
Total current assets                                                         572,927      455,510

Property and equipment, net                                                   52,951       56,234
Ownership interests in and advances to affiliates                            616,875      529,381
Available-for-sale securities                                                214,343      302,940
Intangibles, net                                                             123,002      119,288
Deferred taxes                                                                39,708           --
Other                                                                         28,453       36,526
-------------------------------------------------------------------------------------------------
Total Assets                                                              $1,648,259   $1,499,879
-------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current Liabilities
 Current maturities of long-term debt                                     $    5,250   $   11,019
 Accounts payable                                                            123,130      183,781
 Accrued expenses                                                            130,722      126,871
-------------------------------------------------------------------------------------------------
Total current liabilities                                                    259,102      321,671

Long-term debt                                                                13,493       14,532
Deferred taxes                                                                    --      110,556
Minority interest                                                            106,462      102,808
Other long-term liabilities                                                  164,765      175,611
Convertible subordinated notes                                               200,000      200,000

Commitments and contingencies

Shareholders' Equity
Preferred stock, $10.00 par value; 1,000 shares authorized                        --           --
Common stock, $0.10 par value; 500,000 shares authorized;
 118,154 and 104,749 shares issued and outstanding in
 2000 and 1999, respectively                                                  11,815       10,475
Additional paid-in capital                                                   758,946      133,969
Retained earnings                                                            172,716      385,120
Accumulated other comprehensive income (loss)                                   (712)      45,137
Treasury stock, at cost (1,267 shares in 2000)                               (38,328)          --
-------------------------------------------------------------------------------------------------
Total shareholders' equity                                                   904,437      574,701
-------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                $1,648,259   $1,499,879
-------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

SAFEGUARD SCIENTIFICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share amounts)

Year Ended December 31                            2000         1999         1998
--------------------------------------------------------------------------------
Revenue
 Product sales                              $2,457,572   $2,661,498   $2,022,131
 Service sales                                 290,510      318,234      280,178
 Other                                          22,299       13,912       11,949
--------------------------------------------------------------------------------
Total revenue                                2,770,381    2,993,644    2,314,258

Operating Expenses
 Cost of sales-product                       2,257,624    2,434,068    1,813,282
 Cost of sales-service                         184,218      207,208      185,561
 Selling and service                           150,351      165,036      167,715
 General and administrative                    199,206      151,447      102,535
 Depreciation and amortization                  33,462       30,528       21,738
 Restructuring                                   5,417          387       16,437
--------------------------------------------------------------------------------
Total operating expenses                     2,830,278    2,988,674    2,307,268
--------------------------------------------------------------------------------
                                               (59,897)       4,970        6,990
Gains on issuance of stock by affiliates            --      175,662        3,782
Other income, net                               93,105      128,404      208,697
Interest income                                 18,097        4,839        2,742
Interest and financing expense                 (41,897)     (41,807)     (29,720)
Income Before Income Taxes, Minority
 Interest and Equity Loss                        9,408      272,068      192,491
Income taxes                                   100,323      (66,514)     (61,424)
Minority interest                               (2,213)      (8,936)         (47)
Equity loss                                   (319,922)     (73,092)     (20,897)
--------------------------------------------------------------------------------
Net Income (Loss)                           $ (212,404)  $  123,526   $  110,123
--------------------------------------------------------------------------------

Net Income (Loss) Per Share
 Basic                                      $    (1.86)  $     1.22   $     1.15
 Diluted                                    $    (1.87)  $     1.16   $     1.07
Weighted Average Shares Outstanding
 Basic                                         114,068      101,134       95,499
 Diluted                                       114,068      110,910      104,742

See notes to consolidated financial statements.


SAFEGUARD SCIENTIFICS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)


                                                                                       Accumulated
                                                                                             Other
                                             Common Stock   Additional               Comprehensive     Treasury Stock
                                             ------------      Paid-In    Retained          Income     --------------
                                           Shares   Amount     Capital    Earnings           (Loss)   Shares     Amount       Total
-----------------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1997                98,398  $ 9,840    $ 43,392   $ 151,471        $ 15,706     4,691   $(13,339)  $ 207,070
Net income                                                                 110,123                                          110,123
Stock options exercised, net                                    (1,935)                               (1,205)     4,201       2,266
Tax benefit of stock option exercises                            1,869                                                        1,869
Repurchase of common stock                                                                             2,295    (18,672)    (18,672)
Conversion of convertible
 subordinated notes                                             13,189                                (2,022)     6,031      19,220
Subsidiaries' equity transactions                                 (605)                                                        (605)
Other comprehensive income                                                                  21,588                           21,588
-----------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1998                98,398    9,840      55,910     261,594          37,294     3,759    (21,779)    342,859
Net income                                                                 123,526                                          123,526
Stock options exercised, net                  736       74       1,700                                  (816)     6,136       7,910
Tax benefit of stock option exercises                            7,051                                                        7,051
Issuance of common stock
 for acquisition                                                 8,781                                (1,324)     7,721      16,502
Repurchase of common stock                                                                               150     (2,695)     (2,695)
Conversion of convertible
 subordinated notes                         5,615      561      60,384                                (1,769)    10,617      71,562
Subsidiaries' equity transactions                                  143                                                          143
Other comprehensive income                                                                   7,843                            7,843
-----------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999               104,749   10,475     133,969     385,120          45,137        --         --     574,701
Net loss                                                                  (212,404)                                        (212,404)
Issuance of common stock, net              12,807    1,280     611,460                                                      612,740
Stock options exercised, net                  363       36      (3,320)                                 (174)     5,515       2,231
Tax benefit of stock option exercises                            4,099                                                        4,099
Issuance of common stock
 for acquisitions                             160       16       6,874                                   (87)     2,643       9,533
Repurchase of common stock                                                                             1,528    (46,486)    (46,486)
Other                                          75        8       5,864                                                        5,872
Other comprehensive loss                                                                   (45,849)                         (45,849)
-----------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2000               118,154  $11,815    $758,946   $ 172,716        $   (712)    1,267   $(38,328)  $ 904,437
-----------------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF
 COMPREHENSIVE INCOME (LOSS)
(in thousands)

Year Ended December 31                                                         2000          1999        1998
-------------------------------------------------------------------------------------------------------------

Net Income (Loss)                                                        $(212,404)   $   123,526   $ 110,123
-------------------------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss),
 Before Taxes:
 Unrealized holding gains (losses)                                         (33,120)        59,631      43,676
 Reclassification adjustments                                              (37,416)       (47,565)    (10,103)
Related Tax (Expense) Benefit:
 Unrealized holding (gains) losses                                          11,591        (20,871)    (15,591)
 Reclassification adjustments                                               13,096         16,648       3,606
-------------------------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss)                                          (45,849)         7,843      21,588
-------------------------------------------------------------------------------------------------------------
Comprehensive Income (Loss)                                              $(258,253)   $   131,369   $ 131,711
-------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

SAFEGUARD SCIENTIFICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Year Ended December 31                                                     2000          1999        1998
---------------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                                   $  (212,404)  $   123,526   $ 110,123
Adjustments to reconcile to net cash provided by (used in)
 operating activities:
 Depreciation and amortization                                           33,462        30,528      21,738
 Deferred income taxes                                                 (128,191)       45,397      28,909
 Equity loss                                                            319,922        73,092      20,897
 Gains on issuance of stock by affiliates                                    --      (175,662)     (3,782)
 Other income, net                                                      (93,105)     (128,404)   (208,697)
 Stock-based compensation                                                12,603           434          --
 Tax benefit of stock option exercises                                   (4,099)       (7,051)     (1,869)
 Minority interest                                                        1,328         5,151          28
Changes in assets and liabilities, net of effect of acquisitions and dispositions:
 Accounts receivable, net                                                (1,960)       41,595     (32,301)
 Inventories                                                             51,639       102,922      68,840
 Accounts payable, accrued expenses and other                           (46,016)       16,819      73,051
---------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) operating activities                  (66,821)      128,347      76,937
Investing Activities
Proceeds from sales of available-for-sale securities                     98,649        53,565       3,319
Proceeds from sales of and distributions from affiliates                 77,079        84,522      91,519
Advances to affiliates                                                  (32,293)      (56,417)    (32,161)
Repayment of advances to affiliates                                      15,550         8,150       7,689
Acquisitions of ownership interests in affiliates
 and subsidiaries, net of cash acquired                                (478,729)     (212,294)   (112,903)
Acquisitions by subsidiaries, net of cash acquired                         (750)     (141,253)    (49,679)
Increase in short-term investments and restricted cash                  (86,230)           --          --
Proceeds from sale of building                                              617        45,466          --
Capital expenditures                                                    (15,511)      (10,191)    (17,582)
Other, net                                                                1,044        (7,931)     (1,988)
---------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                               (420,574)     (236,383)   (111,786)
Financing Activities
Borrowings on revolving credit facilities                             1,301,001     1,181,552     796,257
Repayments on revolving credit facilities                            (1,301,857)   (1,342,272)   (743,503)
Borrowings on long-term debt                                              2,981            --         909
Repayments on long-term debt                                             (2,726)      (28,295)     (3,178)
Proceeds from issuance of convertible subordinated notes                     --       200,000          --
Payment of financing costs on convertible subordinated notes                 --        (6,178)         --
Proceeds from financial instruments                                          --       139,309          --
Repurchase of Company common stock                                      (46,486)       (2,695)    (18,672)
Issuance of Company common stock, net                                   614,971         7,910       2,266
Issuance of subsidiary common stock                                       2,899         2,261       1,645
---------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                            570,783       151,592      35,724
---------------------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                                83,388        43,556         875
Cash and cash equivalents at beginning of period                         49,813         6,257       5,382
---------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period                          $   133,201   $    49,813   $   6,257
---------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

SAFEGUARD SCIENTIFICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Significant Accounting Policies

Description of the Company

Safeguard Scientifics, Inc. (Safeguard or the Company) is a leader in identifying, developing and operating emerging technology companies through our extensive network of partner companies and private equity funds. The Company acquires interests in developing infrastructure technology companies, accelerates their growth and integrates these companies into our network. The Company focuses on what it believes to be the most significant market sectors of the infrastructure technology industry: software, communications and e-Services. The Company believes its experience developing and operating technology companies, its expertise in and focus on infrastructure technology and the reach of its network enable it to identify and grow companies with significant potential for success in the infrastructure technology market.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, including CompuCom Systems, Inc. (CompuCom), Tangram Enterprise Solutions, Inc. (Tangram), aligne, incorporated (aligne) and SOTAS, Inc. (SOTAS). Arista Knowledge Systems, Inc. (Arista) was consolidated prior to its sale in July 2000. In 1997, the Company established limited partnerships to hold its ownership interests in affiliates. The Company allocates 10.0% to 15.0% interest in these partnerships for purchase by Company employees. The Company is the sole general partner and retains the remaining interest. Distributions to limited partners are subject to the achievement of certain thresholds.

Principles of Accounting for Ownership Interests in Affiliates

The Company's ownership interests in its partner companies and private equity funds are accounted for under three broad methods: consolidation, equity and cost. The applicable accounting method is generally determined based on the Company's voting interest in the entity.

  Consolidation Method. Partner companies in which the Company directly or indirectly owns more than 50% of the outstanding voting securities are accounted for under the consolidation method of accounting. If this majority ownership is likely to be temporary, the Company accounts for the company under the equity method. Under the consolidation method, a partner company's results of operations are included within the Company's consolidated statements of operations. All significant intercompany accounts and transactions have been eliminated. Participation of other partner company shareholders in the income or losses of a consolidated partner company is reflected in minority interest in the consolidated statements of operations.

  Equity Method. Partner companies whose results are not consolidated, but over whom the Company exercises significant influence, or for whom majority voting ownership is likely to be temporary, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to a partner company depends on an evaluation of several factors including, among others, representation on the partner company's Board of Directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the partner company, including voting rights associated with the Company's holdings in common, preferred and other convertible instruments in the partner company. Under the equity method of accounting, a partner company's results of operations are not reflected within the Company's consolidated statements of operations; however, the Company's share of the income or losses of the partner company is reflected in equity income (loss) in the consolidated statements of operations. The Company's carrying value for a partner company accounted for under the equity method includes the unamortized excess of the cost of the Company's interest in the partner company over its equity in the underlying net assets determined at the date of acquisition. This excess is amortized on a straight-line basis generally over a 3 to 10 year period and is included in equity income (loss) in the consolidated statements of operations. The Company also accounts for its interests in some private equity funds under the equity method of accounting, based on its respective general and limited partner interests.

  At the time an affiliate accounted for under the equity method sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that affiliate increases. At that time, the Company records the increase as a gain in its consolidated statements of operations unless the affiliate is a newly-formed, non-operating entity or a research and development, start-up or development stage company; there is question as to the affiliate's ability to continue in existence; or the Company is contemplating subsequent capital transactions that may impact the ultimate realization of the gain.

  Cost Method. Partner companies and private equity funds not consolidated or accounted for under the equity method are accounted for under the cost method of accounting. Under the cost method, the Company's share of the income or losses of such entities is not included in the Company's consolidated statements of operations.

  The Company periodically evaluates the carrying value of its ownership interests in each affiliate for possible impairment based on achievement of business plan objectives and milestones, the value of each ownership interest in the affiliate relative to its carrying value, the financial condition and prospects of the affiliate and other relevant factors. The business plan objectives and milestones the Company considers include, among others, those related to financial performance, such as achievement of planned financial results or completion of capital raising activities, and those that are not primarily financial in nature, such as hiring of key employees or the establishment of strategic relationships. Management then determines whether there has been an other than temporary decline in the carrying value of its ownership interest in the affiliate. Impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment charges are recognized in the consolidated statements of operations. The new cost basis of an affiliate is not written-up if circumstances suggest the value of the partner company has subsequently recovered.

Cash and Cash Equivalents, Restricted Cash and Short-Term Investments

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. At December 31, 2000, cash and cash equivalents consist of commercial paper and other deposits that are readily convertible into cash. Restricted cash of $35 million is primarily invested in money market instruments and is used as collateral under a guarantee arrangement (note 16). Short-term investments of $51 million represent commercial paper with original maturities ranging from 92 to 208 days.

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

  Management determines the appropriate classification of its holdings in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Available-for-sale securities are carried at fair value, based on quoted market prices, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Trading securities are carried at fair value, based on quoted market prices, with the unrealized net gain or loss included in other income, net in the consolidated statements of operations.

Receivables Securitization

CompuCom has an agreement with a financial institution that allows CompuCom to sell, without recourse, and on a revolving basis, an interest in a portion of its accounts receivable. Sales of receivables are reflected as a reduction in accounts receivable, less allowances on the consolidated balance sheet. CompuCom is retained as servicer of the receivables; however, the cost to service the receivables is not material.

Financial Instruments

The Company's financial instruments, principally cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and accrued expenses, are carried at cost which approximates fair value due to the short-term maturity of these instruments. The Company's long-term debt is carried at cost which approximates fair value as the debt bears interest at rates approximating current market rates. The fair value of the Company's forward sales contracts on its Tellabs holdings is $163 million, based on the amount the Company would have to pay to terminate these contracts. At December 31, 2000, the market value of the Company's convertible subordinated notes was approximately $98 million based on quoted market prices.

  The Company may selectively enter into agreements to reduce the impact of stock market volatility on its ownership in publicly traded companies. These may include agreements to protect against a possible decline in the market value of the particular company. The Company does not enter into agreements for trading or speculative purposes. The counter parties to these agreements are major financial institutions.

Inventories

Inventory consists primarily of product inventory held by CompuCom. Inventory is stated at the lower of average cost or market. The Company continually assesses the appropriateness of the inventory valuations considering obsolete, slow-moving and non-salable inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Provision for depreciation and amortization is based on the estimated useful lives of the assets (buildings and leasehold improvements, 3 to 40 years; machinery and equipment, 3 to 12 years) and is computed using the straight-line method.

Intangibles

Goodwill is amortized on a straight-line basis over its estimated useful life, principally over 3 to 20 years. Accumulated amortization at December 31, 2000 and 1999, was $47.2 million and $40.8 million, respectively. The Company periodically evaluates the recoverability of goodwill by estimating the future undiscounted cash flows from the related business activities (including possible proceeds from a sale of the business). When estimated future undiscounted cash flows are less than the carrying value of the net assets and related goodwill, impairment losses of goodwill are charged to operations.

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

Revenue Recognition

Product revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collectibility is probable. Generally, these criteria are met at the time of shipment. Provision is made at the time the related revenue is recognized for estimated product returns, which historically have been immaterial. Revenue earned from services is recognized ratably over the contractual period or as services are performed. Shipping and handling revenues are included in product revenues and costs are included in product costs.

  CompuCom derives software revenues in connection with the sale of personal computers with standard installed software packages. These revenues are recognized as a component of product revenues as computers are shipped. Tangram and SOTAS recognize revenue from software licenses, post contract customer support (PCS) and related consulting services. Revenue from software license agreements and product sales are recognized upon delivery, provided that all of the following conditions are met: a non-cancelable license agreement has been signed; the software has been delivered; no significant production, modification or customization of the software is required; the vendor's fee is fixed or determinable; and collection of the resulting receivable is deemed probable. In software arrangements that include rights to software products, specified upgrades or gateways, PCS and/or other services, the companies allocate the total arrangement fee among each deliverable based on vendor-specific objective evidence. Revenue from maintenance agreements is recognized ratably over the term of the maintenance period, generally one year. Consulting and training services, which are not considered essential to the functionality of the software products, are recognized as the respective services are performed. Consulting fee revenue (classified as service revenue) is recognized in the period in which services are performed and include all amounts that are billed or billable to clients.

Vendor Programs

CompuCom receives volume incentives and rebates from certain manufacturers related to sales of certain products which are recorded as a reduction of cost of sales when earned. CompuCom also receives manufacturer reimbursements for certain training, promotional and marketing activities that offset the expenses incurred by CompuCom.

Interest and Financing Expense

Interest and financing expense consist of interest incurred on borrowings by the Company and its subsidiaries, and discounts on the sale of receivables by CompuCom.

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

Gains or Losses on Issuance of Stock by Subsidiaries

At the time a consolidated partner company sells its common stock at a price different from the Company's book value per share, the Company's share of the partner company's net equity changes. If at that time, the partner company is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the partner company's ability to continue in existence, the Company records the change in its share of the partner company's net equity as a gain or loss in its consolidated statements of operations (note 12). Otherwise, the increase for issuances of stock is reflected in subsidiaries' equity transactions in the consolidated statements of shareholders' equity.

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

Defined Contribution Plans

Defined contribution plans are contributory and cover eligible employees of the Company and certain subsidiaries. The Company and certain subsidiaries generally match from 50% to 100% of the first 3% to 6% of employee contributions to these plans. Additionally, the Company makes annual discretionary contributions to a defined contribution pension plan based on 3.5% to 4.5% of a participant's eligible compensation. Amounts expensed relating to these plans were $3.7 million, $3.1 million and $2.7 million in 2000, 1999 and 1998, respectively.

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

Net Income (Loss) Per Share

Net income (loss) per share (EPS) is computed on net income (loss) using the weighted average number of common shares outstanding during each year. Diluted EPS includes common stock equivalents (unless anti-dilutive) which would arise from the exercise of stock options and conversion of other convertible securities and is adjusted, if applicable, for the effect on net income of such transactions. Diluted EPS calculations adjust net income (loss) for the dilutive effect of common stock equivalents and convertible securities issued by the Company's public subsidiaries or equity affiliates.

Common Stock

  On February 28, 2000, the Board of Directors approved a three-for-one stock split to the Company's shareholders of record on March 13, 2000. All share and per share data have been restated to reflect a three-for-one split of the Company's common stock as if the stock split had occurred as of December 31, 1997.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Excluding net income (loss), the Company's source of other comprehensive income (loss) is from net unrealized appreciation (depreciation) on its holdings classified as available-for-sale. Reclassification adjustments result from the recognition in net income (loss) of unrealized gains or losses that were included in comprehensive income (loss) in prior periods.

Segment Information

The Company reports segment data based on the management approach which designates the internal reporting which is used by management for making operating decisions and assessing performance as the source of the company's reportable operating segments.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statements of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. If the derivative is determined to be a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are offset against the change in fair value of the hedged assets, liabilities or firm commitments through the statements of operations or recognized in other comprehensive income until the hedged item is recognized in the statements of operations. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The Company is required to adopt SFAS 133 on January 1, 2001. The Company currently holds derivative instruments and engages in certain hedging activities, which have been accounted for as described in note 6. The Company accounts for the forward sale contracts as hedges and has determined that the hedges are highly effective, as changes in the value of the hedge are substantially offset by changes in the value of the underlying securities.

  The Company does not expect the adoption of other recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flows.


2. Property and Equipment

Property and equipment consisted of the following (in thousands):

December 31                                   2000              1999
--------------------------------------------------------------------

Land, building and
    improvements                          $ 36,248          $ 36,642
Machinery and equipment                     78,641            67,904
--------------------------------------------------------------------

                                           114,889           104,546
Accumulated depreciation    and
 amortization                              (61,938)          (48,312)

--------------------------------------------------------------------
                                          $ 52,951          $ 56,234
--------------------------------------------------------------------

  In 1999, CompuCom sold its corporate headquarters building in a sale/leaseback transaction for approximately $40 million. The proceeds from the sale were used to pay down CompuCom's long-term debt. As part of the transaction, CompuCom entered into a 20-year operating lease on the building.

3.  Business Combinations

Acquisitions by the Company

In August 2000, the Company's wholly owned subsidiary, aligne, acquired 100% of K Consultants for a total of $7.5 million in cash. The terms of the agreement provide for additional consideration to be paid if K Consultants' results of operations exceed certain targeted thresholds. The maximum amount of contingent consideration is $7.5 million (payable in 2001). The contingent consideration will be recorded when earned as additional purchase price. K Consultants provides e-Business infrastructure consulting services, including strategy, architecture, implementation and support.

  In February 1999, the Company acquired an 80% voting ownership in aligne in exchange for 1.3 million shares of the Company's common stock with a market value of $16.5 million at the date of acquisition. In February 2000, the Company acquired the remaining 20% voting ownership in aligne in exchange for 160,434 shares of the Company's common stock with a market value of $8.2 million at the date of acquisition. In June 1999, the Company acquired a 75% voting ownership in SOTAS for $11.4 million and assumed certain liabilities.

Acquisitions by Subsidiaries

In May 1999, CompuCom purchased from ENTEX Information Services, Inc. certain assets of its Technology Acquisition Services Division in a cash transaction. This acquisition was structured as an asset purchase. Under the terms of the agreement, CompuCom paid approximately $137 million and assumed certain liabilities for the acquired assets, which consisted primarily of inventory, certain fixed assets and the Erlanger, Kentucky distribution center.

  The transactions were all accounted for as purchases and, accordingly, the consolidated financial statements reflect the operations of these companies since the dates of acquisition. The Company and its subsidiaries allocated the purchase price to the assets and liabilities acquired based on the estimated fair value as of the date of acquisition. The acquisitions resulted in goodwill of $78 million which is being amortized over periods ranging from 8 to 20 years.

  The following unaudited pro forma financial information (in thousands except per share amounts) presents the combined results of operations of the Company as if the 1999 acquisitions had occurred as of January 1, 1998, after giving effect to certain adjustments, including amortization of goodwill, increased interest expense on debt related to the acquisitions and related income tax effects. The pro forma results of operations are not indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of the period presented and are not intended to be a projection of future results.

                                        Year ended
                                     December 31, 1999
-------------------------------------------------------

Total revenues                               $3,621,147
Net earnings                                 $  115,881
Diluted earnings per share                   $     1.15


4.  Available-for-Sale Securities

Available-for-sale securities consisted of the following (in thousands)


December 31                                                                2000                              1999
-----------------------------------------------------------------------------------------------------------------
                                                     Carrying            Market           Carrying         Market
                                                        Value             Value              Value          Value
-----------------------------------------------------------------------------------------------------------------
Tellabs                                              $212,731          $190,654(b)        $212,731       $216,595
Diamond Technology Partners                                --                --                710         57,436
Pac-West Telecomm                                       9,872             8,465                 --(a)          --(a)
Brandywine Realty Trust                                 8,561            10,619              8,561          8,177
Other public companies                                  2,086             4,605             17,052         20,732
Unrealized appreciation (depreciation)                (18,907)                              63,886
-----------------------------------------------------------------------------------------------------------------
                                                     $214,343                             $302,940
-----------------------------------------------------------------------------------------------------------------

(a) These holdings were included in "ownership interests in and advances to affiliates" at December 31, 1999 since they were accounted for on the equity method.
(b) As discussed in note 6, the Company entered into forward sales contracts on its Tellabs holdings in 1999.

5. Ownership Interests in and Advances to Affiliates

The following summarizes the Company's ownership interests in and advances to affiliates accounted for under the equity method or cost method of accounting (in thousands). The ownership interests are classified according to applicable accounting methods at December 31, 2000 and 1999. Market value reflects the price of publicly traded holdings at the close of business at the respective date.


December 31                                       2000                           1999
--------------------------------------------------------------------------------------------
                                 Carrying       Market       Voting     Carrying      Market
                                    Value        Value     Interest        Value       Value
--------------------------------------------------------------------------------------------
Equity Method
Cambridge Technology Partners    $ 47,815     $ 27,031           17%    $ 49,181  $  254,556
ChromaVision Medical Systems       14,372       15,990           30%      13,626      81,201
DocuCorp International             10,145        5,864           18%       9,995      22,249
eMerge Interactive                 27,486       27,047           17%       7,201          --(a)
Internet Capital Group            136,479      120,943           14%     189,068   6,169,208
Lifef/x                            (1,001)      78,229           12%          --      86,823(c)
OAO Technology Solutions           17,135        6,983           31%      16,448      42,853
Pac-West Telecomm                      --(b)        --(b)        --(b)     7,613      62,943
Sanchez Computer Associates         9,981       51,878           25%      11,686     258,995
USDATA Corporation                  4,650        4,650           40%      15,920      82,406
US Interactive                         --(b)        --(b)        --(b)     9,769     107,795
Non-public affiliates             309,369                                162,130
--------------------------------------------------------------------------------------------
                                  576,431                                492,637
Cost Method
Non-public companies               33,101                                 16,266
Advances to Affiliates              7,343                                 20,478
--------------------------------------------------------------------------------------------
                                 $616,875                               $529,381
--------------------------------------------------------------------------------------------

(a)  eMerge Interactive was not publicly traded until 2000.
(b) Pac-West Telecomm and US Interactive are now accounted for as available-for-sale securities as a result of a decrease in the Company's ownership during 2000.
(c) Excludes the market value of warrants that were not exercisable at December 31, 1999.

  Technology-related stocks have experienced significant volatility. For example, based on the high and low stock prices in 2000, the market value of the Company's holdings in Internet Capital Group has ranged from $7.3 billion to $101.4 million.

  As of December 31, 2000 and 1999, the Company had advances to partner companies which mature on various dates through May 2004 and bear interest at fixed rates between 5.3% and 9.0% and variable rates consisting of the prime rate (9.5% at December 31, 2000) plus 1%. Additionally, the Company had short-term advances to partner companies of $15 million at December 31, 1999, which is included in accounts receivable, less allowances on the consolidated balance sheets.

  At December 31, 2000 and 1999, the Company's carrying value in its partner companies accounted for under the equity method exceeded its share of the underlying equity in the net assets of such companies by $128 million and $99 million, respectively, which is included in ownership interests in and advances to affiliates in the consolidated balance sheets. This excess relates to ownership interests acquired through December 31, 2000 and is being amortized over a 3 to 10 year period. Amortization expense of $28.2 million, $9.5 million and $3.3 million, is included in equity loss in the consolidated statements of operations for the years ended December 31, 2000, 1999 and 1998, respectively.

  During management's ongoing review of the recoverability of recorded carrying values versus fair value, it was determined that the carrying value of goodwill and certain other intangible assets were not fully recoverable. In 2000, 1999 and 1998, the Company recorded impairment charges totaling $129.0 million, $12.7 million and $14.2 million, respectively, for companies accounted for under the equity method. Each of the affiliates for which impairment charges were recorded have experienced declines in operating and financial metrics in comparison to the metrics forecasted at the time of their respective acquisitions. The amount of the impairment charge was determined by comparing the carrying value of the affiliate to the estimated fair value.

  The following unaudited summarized financial information for partner companies accounted for under the equity method at December 31, 2000, 1999, and 1998 has been compiled from the unaudited financial statements of the respective partner companies and reflects certain historical adjustments (in thousands). Revenue and net income of a partner company are excluded for periods prior to the year of acquisition.

December 31                                 2000                   1999
-----------------------------------------------------------------------

Balance Sheets
Current assets                        $1,283,334             $2,148,361
Non-current assets                     3,267,580              1,006,726
-----------------------------------------------------------------------
Total assets                          $4,550,914             $3,155,087
-----------------------------------------------------------------------


Current Liabilities                   $  436,951             $  348,995
Non-current liabilities                1,000,174                740,983
Shareholders' equity                   3,113,789              2,065,109
-----------------------------------------------------------------------
Total liabilities and
   shareholders' equity               $4,550,914             $3,155,087
-----------------------------------------------------------------------


Year Ended
   December 31                   2000             1999             1998
-----------------------------------------------------------------------
Results of Operations
Revenue:
Public companies           $1,721,740       $1,074,315         $792,320
Non-public
   companies                  132,633          135,262           49,734
-----------------------------------------------------------------------
                           $1,854,373       $1,209,577         $842,054
-----------------------------------------------------------------------
Net income (loss)          $ (500,808)      $ (185,748)        $  7,503
-----------------------------------------------------------------------

6.  Financial Instruments

In 1999, in order to mitigate the Company's market exposure and generate cash from holdings in Tellabs, the Company entered into two forward sale contracts related to 3.4 million shares of its holdings in Tellabs. The Company pledged these shares of Tellabs under contracts that expire in 2002 and, in return, received approximately $139 million of cash. At maturity, the Company is required to deliver cash or Tellabs stock with a value determined by the stock price of Tellabs at maturity. The number of Tellabs shares to be delivered at maturity will range between 2.7 million to 3.4 million depending on the price of Tellabs stock at that date.

  The Company's liability of $163 million in connection with these transactions is included in other long-term liabilities on the consolidated balance sheet of December 31, 2000. These liabilities are carried at fair value, based on quoted market prices, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The initial cost of the transaction ($4.3 million) is being amortized as an adjustment of yield over the life of the agreement through the statements of operations.

  The Company's holdings in Tellabs are included in available-for-sale securities on the consolidated balance sheet. These securities are carried at fair value, based on quoted market prices, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity.

  The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The risk of loss to the Company in the event of nonperformance by the counterpart under the forward sale contracts is not considered to be significant. Although the forward sale contracts expose the Company to market risk, fluctuations in the fair value of these contracts are mitigated by expected offsetting fluctuations in the pledged securities.

7.  Long-term Debt

The following is a summary of long-term debt (in thousands):

December 31                                      2000                1999
-------------------------------------------------------------------------

Parent company and other recourse debt        $18,240            $ 25,325
Subsidiary debt (non-recourse to parent)          503                 226
-------------------------------------------------------------------------

Total debt                                     18,743              25,551
Current maturities of long-term debt           (5,250)            (11,019)
-------------------------------------------------------------------------
Long-term debt                                $13,493            $ 14,532
-------------------------------------------------------------------------

In April 2000, the Company increased the availability under the bank revolving credit facilities to $300 million from $200 million. Of the $300 million, $250 million matures in April 2005 and is secured by certain equity securities the Company holds of its publicly traded partner companies (the Pledged Securities). The remaining $50 million is unsecured, with availability limited to the lesser of $50 million or 10% of the value of the Pledged Securities. The $50 million facility matures in April 2001. The bank revolving credit facilities bear interest at the prime rate and/or, at the Company's option, at LIBOR (approximately 6.56% at December 31, 2000) plus 1.25% and are subject to a commitment fee ranging from 0.3% to 0.4% on the unused portion. Availability under the Company's bank credit facilities is determined by the market value of the pledged securities. Availability under the Company's credit facilities at December 31, 2000 was $118.3 million, and there were no amounts outstanding. The Company borrowed a maximum of $52.0 million and $146.6 million during 2000 and 1999, respectively.

  The credit facilities require, among other things, the maintenance of specified levels of tangible net worth, debt to tangible net worth, specified interest coverage ratios and limitations on the amount available for acquisitions and dividends. At December 31, 2000, the Company was not in compliance with a financial covenant under its credit facilities. In 2001, the Company's bank group waived this covenant through March 30, 2001, and the Company agreed that the pledged securities will also collateralize the $50 million facility. Unless the Company's bank group extends this waiver beyond March 30, 2001, the Company will not be able to make draws under its existing credit facilities. The Company is currently negotiating a new credit facility totaling $100 million, but there can be no assurance that the Company will be able to complete this agreement.

  Other long-term debt includes mortgage obligations and bank credit facilities of consolidated partner companies. These obligations bear interest at rates ranging from 7.75% to 9.75%.

  At December 31, 2000, CompuCom has a $100 million working capital facility and a $150 million receivables securitization facility. Consistent with CompuCom's financing requirements, during 2000 CompuCom reduced the securitization facility from $275 million to $150 million and the working capital facility was reduced from $200 million to $100 million. The $100 million working capital facility bears interest at a rate of LIBOR plus an agreed upon spread and is secured by certain assets of CompuCom. Availability under this facility is subject to a borrowing base calculation. As of December 31, 2000, availability under the working capital facility was approximately $76.2 million, and there were no amounts outstanding as of December 31, 2000 and 1999. The working capital facility matures in May 2002. The securitization facility allows CompuCom to sell, without recourse, an interest in its accounts receivable on a revolving basis and is accounted for as a sale of accounts receivable. The effective rate on the $150 million receivables securitization is based on a designated short-term interest rate plus an agreed upon spread (6.75% at December 31, 2000). Of the total securitization facility, $125 million matures in April 2002 with the remainder in September 2003, and was fully utilized at December 31, 2000 and 1999. Both facilities require CompuCom to maintain compliance with selected financial covenants and ratios. CompuCom's weighted-average interest rate on borrowings was approximately 8.2%, 7.7% and 6.6%, in 2000, 1999 and 1998, respectively.

  Aggregate maturities of long-term debt during future years are (in millions):
$5.2--2001; $0.7--2002; $0.6--2003; $0.5--2004; $0.5--2005; and $11.2--
thereafter.

8.  Convertible Subordinated Notes

In June 1999, the Company issued $200 million of 5% convertible subordinated notes (1999 notes) due June 15, 2006. Interest is payable semi-annually. The 1999 notes are redeemable in whole or in part at the option of the Company on or after June 18, 2002, for a maximum of 102.5% of face value depending on the date of redemption and subject to certain restrictions. The 1999 notes are convertible into the Company's common stock subject to adjustment under certain conditions including rights offerings and Safeguard Subscription Programs to the Company's shareholders. Pursuant to the terms of the 1999 notes, the conversion rate of the notes at December 31, 2000 was $24.1135 of principal amount per share.


9.  Accrued Expenses

Accrued expenses consisted of the following (in thousands):

December 31                                        2000             1999
------------------------------------------------------------------------

Accrued payroll and payroll taxes              $ 37,815         $ 35,351
Accrued cost of software and
   licenses                                      24,079           24,083
Deferred revenue                                 13,956            3,371
Accrued restructuring charge                      2,490            1,800
Other                                            52,382           62,266
------------------------------------------------------------------------
                                               $130,722         $126,871
------------------------------------------------------------------------

10.  Shareholders' Equity

Common Stock

In April 2000, the Company completed a follow-on public offering, selling 8.6 million shares of its common stock, including exercise in full of the underwriters' over-allotment option, at $50 per share. Net proceeds to the Company were approximately $414 million (net of underwriters' commission and offering expenses of approximately $17 million).

  The Company received $200 million in total proceeds from the sale of its common stock to strategic investors, including 2.0 million shares sold to IBM and Compaq in April 2000 at $50 per share, and 2.2 million shares sold to Textron at $45.83 per share in March 2000.

The Company purchased $46 million, $3 million and $19 million of its common stock in the open market in 2000, 1999 and 1998, respectively, at an average price of $30.42 in 2000, $17.97 in 1999 and $8.11 in 1998.

Preferred Stock

Shares of preferred stock, par value $10 per share, are voting and are issuable in one or more series with rights and preferences as to dividends, redemption, liquidation, sinking funds, and conversion determined by the Board of Directors. At December 31, 2000 and 1999, there were one million shares authorized and none outstanding.

Shareholders' Rights Plan

In February 2000, the Company adopted a shareholders' rights plan. Under the plan, each shareholder of record on March 24, 2000 received the right to purchase 1/1000 of a share of the Company's Series A Junior Participating Preferred Stock at the rate of one right for each share of the Company's common stock then held of record. Each 1/1000 of a share of the Company's Series A Junior Participating Preferred Stock is designed to be equivalent in voting and dividend rights to one share of the Company's common stock. The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer that would result in such a person or group owning 15% or more of the Company's common stock. If the rights do become exercisable, the Company's shareholders, other than the shareholders that caused the rights to become exercisable, will be able to exercise each right at an exercise price of $300 and receive shares of the Company's common stock having a market value equal to approximately twice the exercise price. As an alternative to paying the exercise price in cash, if the directors of the Company so determine, shareholders may elect to exercise their rights and, without the payment of any exercise price, receive half the number of shares of common stock that would have been received had the exercise price been paid in cash.

Stock-Based Compensation

The Company's 1999 Equity Compensation Plan provides for the grant of stock options, restricted stock awards, stock appreciation rights and performance units to employees, directors and consultants, with 9.0 million shares reserved for issuance. In 1999, the Company granted 300,000 options outside of existing option plans. Generally, outstanding options vest over four years after the date of grant and expire eight years after the date of grant. To the extent allowable, all grants are incentive stock options. All options granted under the plans to date have been at prices which have been equal to the fair market value at the date of grant. At December 31, 2000, the Company reserved 13.1 million shares of common stock for possible future issuance under its stock option plans. In February 2001, the Company's Board of Directors approved up to 1.2 million shares for issuance under stock option plans to persons other than directors and executive officers of the Company. Several subsidiaries and most partner companies also maintain stock option plans for their employees and directors. Option activity is summarized below (in thousands except per share amounts):

                                                     2000                      1999                   1998
                                            -----------------        -----------------       -----------------
                                                     Weighted                 Weighted                Weighted
                                                      Average                  Average                 Average
                                                     Exercise                 Exercise                Exercise
                                            Shares      Price        Shares      Price       Shares      Price
--------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year             7,097    $ 19.28         4,791     $ 7.36        5,211     $ 5.86
Options granted                              5,909      18.22         4,056      27.59          936       9.12
Options exercised                             (567)      6.60        (1,615)      5.58       (1,323)      2.04
Options canceled                              (410)     22.47          (135)     10.12          (33)     11.99
--------------------------------------------------------------------------------------------------------------
Outstanding at end of year                  12,029    $ 19.22         7,097     $19.28        4,791     $ 7.36
--------------------------------------------------------------------------------------------------------------
Options exercisable at year-end              4,196                    1,865                   2,589
Shares available for future grant            1,073                    6,759                   1,518

The following summarizes information about the Company's stock options outstanding at
 December 31, 2000:

                         Options Outstanding                            Options Exercisable
--------------------------------------------------------------------------------------------------
                                     Weighted Average   Weighted                           Weighted
        Range of          Number            Remaining    Average             Number        Average
        Exercise     Outstanding     Contractual Life   Exercise        Exercisable       Exercise
           Prices (in thousands)           (in years)      Price     (in thousands)          Price
--------------------------------------------------------------------------------------------------
     $1.44                  186                   1.0     $ 1.44                186         $ 1.44
 1.75  -   5.28           3,276                   7.8       5.19              1,455           5.07
 6.53  -  10.81           1,926                   4.9       8.99              1,260           9.05
10.92  -  14.97           1,877                   5.8      12.27                656          12.05
20.00  -  30.47           2,304                   7.3      27.18                176          23.17
30.98  -  59.33           2,407                   6.9      44.31                463          42.57
67.44  -  89.72              53                   7.2      80.70                 --             --
--------------------------------------------------------------------------------------------------
$1.44  - $89.72          12,029                   6.6     $19.22              4,196         $12.09
--------------------------------------------------------------------------------------------------

  In 2000, the Company modified certain stock options as a result of severance agreements. Additionally, included in options granted in 2000 are 97,500 options granted to non-employee consultants. These options vest immediately and have a term of four years. The fair value of these options was determined using the Black-Scholes method assuming a volatility of 75%, a dividend yield of 0%, an average expected option life of four years and a risk-free interest rate of 6.75%. The Company also granted 75,000 shares of its common stock with a fair value on the date of grant of $48.21 per share. These shares vested immediately. The Company recorded general and administrative expenses of $12.1 million in 2000 related to the above transactions.

  The Company, its subsidiaries and its partner companies accounted for under the equity method apply APB 25 and related interpretations in accounting for stock option plans. Had compensation cost been recognized consistent with SFAS 123, the Company's consolidated net income (loss) and income (loss) per share would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):

Year Ended December 31                                                           2000                 1999                    1998
----------------------------------------------------------------------------------------------------------------------------------
Consolidated net income (loss)                As reported                   $(212,404)            $123,526                $110,123
                                              Pro forma                     $(251,340)            $110,057                $ 99,411
Income (loss) per share
      Basic                                   As reported                   $   (1.86)            $   1.22                $   1.15
                                              Pro forma                     $   (2.20)            $   1.09                $   1.04
      Diluted                                 As reported                   $   (1.87)            $   1.16                $   1.07
                                              Pro forma                     $   (2.21)            $   1.04                $   0.97
Per share weighted average fair
   value of stock options issued on
   date of grant                                                            $   12.08             $  15.95                $   4.38
----------------------------------------------------------------------------------------------------------------------------------

  The following range of assumptions were used by the Company, and its subsidiaries, and its companies accounted for under the equity method to determine the fair value of stock options granted in 2000, 1999 and 1998 using the Black-Scholes option-pricing model:



Year Ended December 31                                      2000                            1999                            1998
--------------------------------------------------------------------------------------------------------------------------------
Company
Dividend yield                                                 0%                              0%                              0%
Expected volatility                                           77%                      60% to 75%                             48%
Average expected option life                             5 years                         5 years                         5 years
Risk-free interest rate                              5.0% to 6.5%                    5.3% to 6.6%                    4.4% to 5.8%

Year Ended December 31                                      2000                            1999                            1998
--------------------------------------------------------------------------------------------------------------------------------
Subsidiaries and Equity Method Companies
Dividend yield                                                 0%                              0%                              0%
Expected volatility                                    0% to 157%                      0% to 100%                      0% to 100%
Average expected option life                       2 to 10 years                    4 to 5 years                    4 to 6 years
Risk-free interest rate                              5.0% to 6.8%                    5.0% to 6.6%                    4.2% to 5.9%

11.  Restructuring

In 2000, CompuCom effected a restructuring plan designed to reduce its cost structure by closing its distribution facility located in Houston, Texas, closing and consolidating three office facilities and reducing its workforce. As a result, CompuCom recorded a restructuring charge of $5.2 million in the first quarter of 2000. During 1998, CompuCom recorded a $16.4 million restructuring charge, primarily consisting of costs associated with the closing of facilities and disposing of related fixed assets as well as employee severance related to a reduction in workforce. Both charges are reflected as a separate line item in the consolidated statements of operations. Restructuring activity during 2000 is summarized as follows (in thousands):

                                                     Accrual at   Restructuring            Cash              Accrual at
                                                  Dec. 31, 1999          Charge        Payments   Other   Dec. 31, 2000
-----------------------------------------------------------------------------------------------------------------------
Restructuring - 2000
Lease termination costs                                      --          $2,904        $  (876)  $(258)          $1,770
Employee severance and related benefits                      --           1,800         (1,774)    (16)              10
Other                                                        --             465            (87)   (378)              --
-----------------------------------------------------------------------------------------------------------------------
                                                             --          $5,169        $(2,737)  $(652)          $1,780
-----------------------------------------------------------------------------------------------------------------------

Restructuring - 1998
Lease termination costs                                  $1,240                        $(1,155)  $ 625           $  710
Employee severance and related benefits                     560                           (514)    (46)              --
-----------------------------------------------------------------------------------------------------------------------
                                                         $1,800                        $(1,669)  $ 579           $  710
-----------------------------------------------------------------------------------------------------------------------

Restructuring - 2000

  Lease termination costs include the estimated cost to close the three office facilities and represent the amount required to fulfill CompuCom's obligations under signed lease contracts, the net expense expected to be incurred to sublet the facilities or the estimated amount to be paid to terminate the lease contracts before the end of their terms. In developing the estimated costs, CompuCom has consulted with a professional real estate firm with knowledge of market rent rates in all applicable markets where CompuCom has space.

  Severance is paid based on associates' years of service and their level within the organization. The reduction in workforce included 308 associates, of which one was an executive officer. The remaining severance accrual relates to payments to the former officer and were paid in January 2001. Other restructuring charges primarily include the write-off of leasehold improvements at the Houston distribution center. Based on revised estimates during 2000, the total accrual was reduced by $0.7 million.

Restructuring - 1998

  The amount accrued at December 31, 2000 for lease termination costs relates to nine leases of the original 65 leases which have not been terminated and represents the amount required to fulfill CompuCom's obligations under signed lease contracts, the net expense expected to be incurred to sublet the facilities or the estimated amount to be paid to terminate the lease contracts before the end of their terms.

  Based on revised estimates during 2000, $46,000 of the severance related accrual was reversed. Also, additional expenses related to lease termination costs of approximately $0.6 million were recorded during 2000 due to changes in estimates on remaining properties.

  The remaining restructuring accruals at December 31, 2000, reflected in accrued liabilities on the consolidated balance sheets, are expected to be adequate to cover actual amounts to be paid. Differences, if any, between the estimated amounts accrued and actual amounts paid will be reflected in operating expenses in future periods.

12.  Gains on Issuance of Stock by Affiliates

Gains on issuance of stock by affiliates represent gains or losses on the issuance of stock by the Company's affiliates to reflect the change in the Company's share of the net equity of these companies. For the year ended December 31, 1999, the Company recognized $173 million of gains related to the issuance by Internet Capital Group of 31 million shares of its common stock in its initial public offering in August 1999, seven million shares of its common stock in a follow-on public offering in December 1999 and approximately three million shares in private placements and acquisitions completed in the fourth quarter of 1999. This pretax gain represents the increase in the Company's share of Internet Capital Group's net equity as a result of its stock issuances. In 1999 and 1998, the Company recorded additional gains on stock issued by partner companies as a result of stock option exercises.

13.  Other Income, Net

Other income, net, consists of the following (in thousands):

Year Ended December 31                              2000       1999       1998
--------------------------------------------------------------------- --------

Gain on sale of public holdings                 $ 62,573   $ 64,936   $ 17,693
Gain on sale of private partner companies         55,658      4,532         --
Gain on the Coherent/Tellabs merger                   --         --    245,261
Unrealized gain (loss) on trading securities      (5,025)    78,163    (48,549)
Other, primarily impairment charges              (20,101)   (19,227)    (5,708)
--------------------------------------------------------------------- --------
                                                $ 93,105   $128,404   $208,697
--------------------------------------------------------------------- --------
  During 2000, the Company sold shares of public holdings, including Diamond Technology Partners and eMerge Interactive (in its IPO), for aggregate net proceeds of $94.2 million and recorded gains of $62.6 million. During 1999, the Company sold shares of public holdings, including Diamond Technology Partners, and Internet Capital Group and Pac-West Telecomm (in their IPOs), for aggregate
net proceeds of $75.9 million and recorded gains of $64.9 million.   During
1998, the Company sold shares of public holdings, including Cambridge Technology Partners, for aggregate net proceeds of $23.3 and recorded gains of $17.7 million.

  During 2000, the Company sold several of its holdings in private partner companies, including Arista Learning Systems, Extant Communications and Multigen. The aggregate net proceeds, including proceeds from the subsequent sales of stock received in the transactions, totaled $66.1 million, of which $6.0 million was held in escrow. The Company recorded net gains of $55.7 million on the sale of private partner companies in 2000.

  Included in other income, net, for the years ended December 31, 2000, 1999 and 1998 are impairment charges of approximately $20.7 million, $16.4 million and $17.0 million for certain equity holdings accounted for under the cost method judged to have experienced an other than temporary decline in value. For the year ended December 31, 2000, the impairment charges included a total of $17.9 million as a result of the decline in two public partner company stock prices.

14.  Income Taxes

The provision (benefit) for income taxes is comprised of the following (in thousands):

Year Ended December 31                      2000           1999         1998
----------------------------------------------------------------------------

Current                                $  27,868        $21,117      $32,515
Deferred                                (128,191)        45,397       28,909
----------------------------------------------------------------------------
                                       $(100,323)       $66,514      $61,424
----------------------------------------------------------------------------
State taxes on income included above   $     750        $   565      $   776
----------------------------------------------------------------------------

  Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as a result of the following:

Year Ended December 31                                2000     1999     1998
----------------------------------------------------------------------------

Statutory tax provision                              35.0%    35.0%    35.0%
Increase (decrease) in taxes resulting from:
   Non-deductible goodwill amortization              (0.6)     1.0      0.9
   Non-deductible compensation                       (0.5)      --       --
   Book/tax basis difference on securities sold        --     (1.7)    (0.4)
   State taxes, net of federal tax benefit           (0.2)     0.2      0.4
   Income taxed at rates other than statutory rate   (1.6)     0.5     (0.1)
----------------------------------------------------------------------------
                                                     32.1%    35.0%    35.8%
----------------------------------------------------------------------------

  The tax effects of temporary differences that give rise to significant portions of the non-current deferred tax assets and deferred tax liabilities are presented below (in thousands):

December 31                                              2000          1999
-----------------------------------------------------------------------------
Deferred tax assets:
Subsidiary/investee carrying values                  $131,414     $  22,010
Accounts receivable and inventories, reserves and
    tax capitalized costs                               2,624        14,152
Other                                                   1,274         3,400
-----------------------------------------------------------------------------

                                                      135,312        39,562
Deferred tax liabilities:
Subsidiary/investee carrying values                   (87,052)     (123,709)
Accelerated depreciation                                 (600)         (626)
Unrealized appreciation on holdings                    (2,870)      (24,943)
Other                                                  (5,082)         (840)
-----------------------------------------------------------------------------
                                                      (95,604)     (150,118)
-----------------------------------------------------------------------------
Net deferred tax asset (liabilities)                  $ 39,708     $(110,556)
-----------------------------------------------------------------------------

  The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its holdings in the common stock of its subsidiaries (such difference relates primarily to unremitted income of the subsidiaries), because it does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its basis in these subsidiaries tax-free.

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

15.  Net Income (Loss) Per Share

The calculations of net income (loss) per share were (in thousands except per share amounts):

Year Ended December 31                     2000          1999         1998
--------------------------------------------------------------------------
Basic:
Net income (loss)                     $(212,404)     $123,526     $110,123
--------------------------------------------------------------------------

Average common shares outstanding       114,068       101,134       95,499
--------------------------------------------------------------------------

Basic                                 $   (1.86)     $   1.22     $   1.15
--------------------------------------------------------------------------

Diluted:
Net income (loss)                     $(212,404)     $123,526     $110,123
Effect of:   Public holdings               (590)         (595)        (606)
             Dilutive securities             --         5,178        2,967
--------------------------------------------------------------------------
Adjusted net income (loss)            $(212,994)     $128,109     $112,484
--------------------------------------------------------------------------

Average common shares outstanding       114,068       101,134       95,499
Effect of:  Dilutive options                 --         2,605        1,662
            Dilutive securities              --         7,171        7,581
--------------------------------------------------------------------------
Average common shares assuming
dilution                                114,068       110,910      104,742
--------------------------------------------------------------------------

Diluted                               $   (1.87)     $   1.16     $   1.07
--------------------------------------------------------------------------

  Approximately 2.6 million weighted average common stock equivalents related to stock options and approximately 8.3 million shares representing the weighted average effect of assumed conversion of the convertible subordinated notes were excluded from the denominator in the calculation of diluted loss per share for the year ended December 31, 2000, because their effect was anti-dilutive.


16.  Related Party Transactions

Through April 2000, the Company charged administrative service fees to certain partner companies for strategic and operational support that it provided in the normal course of its business. These services were provided by the Company's employees and outside consultants. In 2000, 1999 and 1998, the Company received $0.1 million, $1.9 million and $2.1 million, respectively, for these services.

  The Company's affiliates have transactions in the normal course of business with other affiliates. For example, CompuCom incurred consulting-related expenses of $1.1 million and $3.5 million in 2000 and 1999, respectively, for services provided by affiliates of Safeguard. Additionally, the Company leased space to certain affiliates.

  During the third quarter of 2000, the Company formed a captive insurance subsidiary for the purpose of providing insurance services to the Company and its partner companies. Accruals are based on claims filed and estimates of claims incurred but not reported. There were no amounts paid in 2000 and no amounts accrued at December 31, 2000.

  In 1999, the Company purchased 367,866 shares of Tangram for approximately $0.8 million from an officer and director of Tangram.

  The Company has loans due from employees and officers of $0.6 million at December 31, 2000. Each loan is a full-recourse loan secured by a pledge of restricted shares. The interest rates range from 5.43% to 6.46%, with due dates ranging from December 2001 to May 2002.

  During October 2000, the Company extended a $10 million loan to the Company's Chairman and CEO and guaranteed a $35 million loan, each in connection with margin loan arrangements. In December 2000, the $10 million loan including accrued interest was repaid in full. The guarantee arrangement is secured by interests in securities and real estate. As of December 31, 2000 and March 15, 2001, in addition to the securities and real estate collateral, the Company holds $0.9 million and $2.3 million, respectively, in a cash account which was deposited by the Company's Chairman and CEO to further collateralize the Company's obligations under the guarantee. The liability associated with this deposit is included in accrued expenses on the consolidated balance sheets.

  In 1999, the Company loaned an officer of the Company $0.5 million evidenced by a term note receivable. Interest on the note accrues at the prime rate (9.5% at December 31, 2000), and principal and interest on the note is due in July 2002. In 2000, the Company advanced this same officer a swing loan in connection with the purchase of his house. This loan was repaid in full with interest within 15 days.

  In 1999, the Company loaned an officer and a director of CompuCom $0.8 million to exercise CompuCom stock options. Interest on the note accrues at a rate of 4.3% per annum, and principal on the note is due on December 31, 2001. In February 2001, the individual transferred shares of CompuCom's common stock to the Company in satisfaction of the note receivable plus accrued interest.

  In 1998, the Company loaned an officer and director of the Company $0.5 million evidenced by a term note receivable. The note was repaid in full with interest in March 1999.

  In 1994 and 1998, CompuCom loaned an officer and director $1.2 million and $2.0 million, evidenced by term notes receivable. The loans were used to purchase shares of CompuCom's common stock. Interest on the notes accrues at rates of 6.0% and 5.1% per annum, respectively. Principal on the notes is due on October 2001 and August 2003, respectively. In January 2000, the individual transferred shares of CompuCom's common stock to CompuCom in satisfaction of the two notes receivable plus accrued interest.

  In 1997 and 1999, CompuCom loaned an officer and director $0.7 million and $0.6 million, evidenced by term notes receivable. Portions of the loan proceeds were used to exercise stock options. Interest on the notes accrues at rates of 6.25% and 5.74% per annum, respectively. Principal on the notes is due in November 2001. In February 2001, the individual transferred shares of CompuCom's common stock to CompuCom in satisfaction of the two notes receivable plus accrued interest.

  Also in 1998, CompuCom loaned an officer and director $0.8 million evidenced by a term note receivable. Interest on the note accrues at a rate of 4.33% per annum and is payable upon maturity of the note, which is December 31, 2001. The loan proceeds were used to exercise stock options. In February 2001, the individual transferred shares of CompuCom's common stock to CompuCom in satisfaction of the note receivable plus accrued interest.

  The CEO of Internet Capital Group, of which the Company owns a 14% voting interest, is a member of the Company's Board of Directors.

  In 1998, the Company acquired shares of Series A Convertible Preferred Stock of MegaSystems, Inc. for approximately $7.1 million. MegaSystems provides large format motion picture equipment and related consulting services. During 1999 and 2000, the Company provided debt financing to MegaSystems in the aggregate amount of approximately $2.1 million, bearing interest at 8% per annum. In connection with these financings, the Company also received warrants to purchase preferred or common stock. All of the debt was due on March 3, 2001 and has not been repaid. The Company has also guaranteed $6.4 million of MegaSystem's performance obligations under various agreements. The CEO of MegaSystems, who is the spouse of the Company's Chairman and CEO, owns common stock of MegaSystems representing approximately 15% of its fully converted common stock.

  In May 1999, the Company loaned $2.5 million to Allied Resource Corporation. The loan accrued interest at the prime rate plus 1%, and was repaid in full with accrued interest in May 2000. In connection with this loan, Allied issued to the Company warrants to purchase 62,500 shares of class A common stock at an exercise price of $10.00. Dr. Schimmelbusch, a director of the Company, is chairman and a significant stockholder of Allied.

  In May 2000, the Company acquired for $1 million a 5% equity position in Neuronyx, Inc., a biotechnology company founded by one of the Company's directors, Hubert J.P. Schoemaker. Dr. Schoemaker is president, chairman and a significant stockholder of Neuronyx.

17.  Commitments and Contingencies

The Company and its subsidiaries are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

  The Company and its subsidiaries conduct a portion of their operations in leased facilities and lease machinery and equipment under leases expiring at various dates to 2019. Total rental expense under operating leases was $14.4 million, $12.4 million and $11.7 million in 2000, 1999 and 1998, respectively. Future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 2000, are (in millions):
$11.0--2001; $10.3--2002; $9.6--2003;  $7.0--2004; and $4.4--2005.

  In connection with its ownership interests in certain affiliates, the Company guaranteed $12 million of bank loan and other commitments, and committed capital of approximately $169 million to various affiliates, to be funded over the next several years, including approximately $90 million which is expected to be funded in the next twelve months.

  Because many of the Company's affiliates are not majority-owned subsidiaries, changes in the value of the Company's interests in affiliates and the income or loss attributable to them could require the Company to register under the Investment Company Act unless it takes action to avoid being required to register. However, the Company believes it is not an investment company and can take steps to avoid being required to register under the Investment Company Act which would not adversely affect its operations or shareholder value.


18.  Parent Company Financial Information

The Company's consolidated financial statements for the years ended December 31, 2000, 1999 and 1998 reflect certain entities accounted for under the consolidation method of accounting as discussed in note 1.

  Parent company financial information is provided to present the financial position and results of operations of the Company as if the consolidated companies were accounted for under the equity method of accounting for all periods presented during which the Company owned its interest in these companies.

  The carrying value of the Company's less than wholly owned subsidiaries, primarily CompuCom, Tangram and SOTAS at December 31, 2000, and including Arista and aligne at December 31, 1999, are included in ownership interests in and advances to affiliates in the consolidated balance sheets. The Company's share of the income or losses of CompuCom and Tangram for 2000, 1999 and 1998, and SOTAS, aligne and Arista in 2000 and 1999 are reflected in equity loss in the consolidated statements of operations (in thousands).

Balance Sheets
December 31                                      2000             1999
----------------------------------------------------------------------

Assets
  Cash and cash equivalents,
     restricted cash and short-
      term investments                     $  204,004       $   33,536

  Other current assets                         33,468           39,204
Ownership interests in and
 advances to affiliates                       759,914          687,925

  Available-for-sale securities               214,233          302,940
  Other                                       113,415           45,584
----------------------------------------------------------------------
Total Assets                               $1,325,034       $1,109,189
----------------------------------------------------------------------


Liabilities and Shareholders' Equity
  Current liabilities                      $   42,899       $   35,621
  Long-term debt                               13,421           14,354
  Other long-term liabilities                 164,277          284,513
  Convertible subordinated                    200,000          200,000
      notes
  Shareholders' equity                        904,437          574,701
----------------------------------------------------------------------
Total Liabilities and
    Shareholders' Equity                   $1,325,034       $1,109,189
----------------------------------------------------------------------

Statements of Operations

Year Ended December 31                              2000        1999       1998
-------------------------------------------------------------------------------
Revenue                                        $  37,614    $ 14,849   $ 12,769
Operating expenses                               108,770      45,093     25,868
-------------------------------------------------------------------------------

                                                 (71,156)    (30,244)   (13,099)
Gains on issuance of stock by affiliates              --     175,662      3,782
Other income, net                                 92,115     128,404    209,646
Interest and financing expense, net               (7,046)    (13,014)    (7,587)
-------------------------------------------------------------------------------

Income before income taxes and equity loss        13,913     260,808    192,742
Income taxes                                     102,462     (61,884)   (61,010)
Equity loss                                     (328,779)    (75,398)   (21,609)
-------------------------------------------------------------------------------
Net income (loss)                              $(212,404)   $123,526   $110,123
-------------------------------------------------------------------------------

19.  Supplemental Non-cash Financing and
     Investing Activities

During the years ended December 31, 2000, 1999 and 1998, the Company converted $30.8 million, $12.9 million and $10.8 million, respectively, of advances to affiliates into ownership interests in affiliates. Additionally, in 1999, in connection with the reverse merger of Pacific Title/Mirage into Lifef/x, the Company received warrants convertible into approximately 10 million shares of Lifef/x in exchange for conversion of all of the outstanding debt of Pacific Title/Mirage.

  Interest paid in 2000, 1999 and 1998 was $28.9 million, $39.3 million and $31.5 million, respectively, of which $10 million, $7.3 million and $4.9 million in 2000, 1999 and 1998, respectively, related to the Company's convertible subordinated notes.

  Cash paid for taxes in the years ended December 31, 2000, 1999 and 1998 was $28.2 million, $36.6 million and $9.8 million, respectively.

  As discussed in note 3, the Company issued 0.2 million and 1.3 million shares of the Company's common stock in 2000 and 1999, respectively, to acquire interests in partner companies.

  In 1999, $71.3 million of convertible subordinated notes (1996 notes) were converted into 7.4 million shares of the Company's common stock.

  During the years ended December 31, 2000, 1999 and 1998, the Company received stock distributions from its interests in private equity funds with a fair value at the time of distribution of $56.0 million, $4.3 million and $1.8 million, respectively.

  During the year ended December 31, 1998, the Company exchanged all of its holdings in Coherent and Integrated Systems Consulting Group for shares of Tellabs and First Consulting Group, respectively.


20.  Operating Segments

Our reportable segments include General Safeguard Operations, Partner Company Operations and CompuCom Operations. General Safeguard Operations includes the expenses of providing strategic and operational support to the Company's partner companies and private equity funds, and also includes the effect of certain private equity funds which the Company accounts for under the equity method. General Safeguard Operations also includes the effect of transactions and other events incidental to the Company's ownership interests in its partner companies and its operations in general. Partner Company Operations reflects the operations of all of the Company's partner companies other than CompuCom (included in CompuCom Operations). The partner companies included under Partner Company Operations are accounted for under either the consolidated or the equity method. CompuCom Operations includes the results of our majority-owned subsidiary, CompuCom. The following table reflects consolidated operating data by reported segments (in thousands). All significant intersegment activity has been eliminated. Accordingly, segment results reported exclude the effect of transactions between the Company and its subsidiaries. Assets are the owned or allocated assets used by each operating segment.

Year Ended December 31                                          2000                    1999                      1998
----------------------------------------------------------------------------------------------------------------------
Summary of Consolidated Net Income (Loss)
General Safeguard Operations                              $   58,883              $  173,006                $  122,488
Partner Company Operations                                  (274,260)                (57,192)                  (12,441)
CompuCom Operations                                            2,973                   7,712                        76
----------------------------------------------------------------------------------------------------------------------
                                                          $ (212,404)             $  123,526                $  110,123
----------------------------------------------------------------------------------------------------------------------
General Safeguard Operations
Revenue                                                   $   22,299              $   13,912                $   11,949
Operating expenses
   General and administrative                                 88,042                  43,429                    24,413
   Depreciation and amortization                               2,178                   1,664                     1,443
                                                          ------------------------------------------------------------
   Total operating expenses                                   90,220                  45,093                    25,856
                                                          ------------------------------------------------------------
                                                             (67,921)                (31,181)                  (13,907)
   Gains on issuance of stock by affiliates                       --                 175,662                     3,782
   Other income, net                                          92,115                 128,404                   209,646
   Interest and financing expense, net                        (6,949)                (13,443)                   (7,964)
                                                          ------------------------------------------------------------
   Income before income taxes and equity income               17,245                 259,442                   191,557
   Income taxes                                              (35,270)                (87,018)                  (69,069)
   Equity income                                              76,908                     582                        --
----------------------------------------------------------------------------------------------------------------------
Net Income from General Safeguard Operations              $   58,883              $  173,006                $  122,488
----------------------------------------------------------------------------------------------------------------------

Partner Company Operations
Revenue                                                   $   37,445              $   27,469                $   20,678
Operating expenses
   Cost of sales                                              16,346                   8,082                     2,426
   Selling and service                                        16,169                   8,875                     8,087
   General and administrative                                 12,124                  13,572                     5,309
   Depreciation and amortization                               8,182                   5,497                     2,872
                                                          ------------------------------------------------------------
   Total operating expenses                                   52,821                  36,026                    18,694
                                                          ------------------------------------------------------------

                                                             (15,376)                 (8,557)                    1,984
   Other income, net                                              --                      --                      (949)
   Interest and financing expense, net                        (1,573)                   (330)                     (272)
                                                          ------------------------------------------------------------

   Income (loss) before income taxes, minority
      interest and equity loss                               (16,949)                 (8,887)                      763
   Income taxes                                              138,546                  25,435                     7,693
   Minority interest                                             973                     (66)                       --
   Equity loss                                              (396,830)                (73,674)                  (20,897)
----------------------------------------------------------------------------------------------------------------------
Net Loss from Partner Company Operations                  $ (274,260)             $  (57,192)               $  (12,441)
----------------------------------------------------------------------------------------------------------------------

CompuCom Operations
Revenue
   Product sales                                          $2,439,106              $2,648,342                $2,007,744
   Service sales                                             271,531                 303,922                   273,887
                                                          ------------------------------------------------------------

                                                           2,710,637               2,952,264                 2,281,631
Operating expenses
   Cost of sales                                           2,425,496               2,633,194                 1,996,417
   Selling and service                                       134,182                 156,163                   159,628
   General and administrative                                 99,040                  94,445                    72,813
   Depreciation and amortization                              23,102                  23,367                    17,423
   Restructuring                                               5,417                     387                    16,437
                                                          ------------------------------------------------------------
   Total operating expenses                                2,687,237               2,907,556                 2,262,718
                                                          ------------------------------------------------------------

                                                              23,400                  44,708                    18,913
   Other income, net                                             990                      --                        --
   Interest and financing expense, net                       (15,278)                (23,195)                  (18,742)
                                                          ------------------------------------------------------------

   Income before income taxes and minority interest            9,112                  21,513                       171
   Income taxes                                               (2,953)                 (4,931)                      (48)
   Minority interest                                          (3,186)                 (8,870)                      (47)
----------------------------------------------------------------------------------------------------------------------
Net Income from CompuCom Operations                       $    2,973              $    7,712                $       76
----------------------------------------------------------------------------------------------------------------------

December 31                                                                          2000                    1999
-----------------------------------------------------------------------------------------------------------------
Assets
General Safeguard Operations
Cash and cash equivalents, short-term investments
   and restricted cash                                                         $  202,440              $   32,934
Other                                                                             429,815                  97,018
-----------------------------------------------------------------------------------------------------------------
                                                                                  632,255                 129,952
-----------------------------------------------------------------------------------------------------------------

Partner Company Operations
Ownership interests in and advances to affiliates                                 276,526                 499,244
Available-for-sale securities                                                     214,233                 302,940
Other                                                                              85,051                  64,436
-----------------------------------------------------------------------------------------------------------------
                                                                                  575,810                 866,620
-----------------------------------------------------------------------------------------------------------------

CompuCom Operations                                                               440,194                 503,307
-----------------------------------------------------------------------------------------------------------------

Total                                                                          $1,648,259              $1,499,879
-----------------------------------------------------------------------------------------------------------------


21.  Subsequent Events

  From January 1, 2001 through March 15, 2001, the Company funded $34 million of commitments made prior to December 31, 2000. Additionally, from January 1, 2001 through March 15, 2001, the Company committed $7 million and funded $4 million to acquire ownership interests in or make advances to new and existing affiliates.

  In January 2001, the Company completed the acquisition of 100% of Palarco, Inc., a provider of global information technology solutions.

  In January 2001, CompuCom purchased certain assets of MicroAge Technology Services, L.L.C. (MTS). These assets were used by MTS primarily in its business as a systems integrator of personal computer products.

  On March 12, 2001, Novell, Inc. announced its intention to acquire all of the outstanding stock of one of the Company's affiliates, Cambridge Technology Partners, in exchange for Novell stock. The transaction is expected to close in the second quarter of 2001.

22.  Selected Quarterly Financial Information
     (Unaudited)

Three Months Ended                               March 31  June 30   September 30   December 31
-----------------------------------------------  --------  --------      --------   -----------
(in thousands except per share data)
2000
Revenue                                          $587,486  $712,675      $742,646     $ 727,574
Net Income (Loss) Before Income
 Taxes, Minority Interest
 and Equity Income (Loss)                           7,870    16,102        25,866       (40,430)
Net Income (Loss)                                  29,598     2,170       (25,188)     (218,984)
Net Income (Loss) Per Share(a)
 Basic                                           $   0.28  $   0.02      $  (0.22)    $   (1.87)
 Diluted                                         $   0.26  $   0.02      $  (0.22)    $   (1.88)

1999
Revenue                                          $509,013  $823,713      $914,092     $ 746,827
Net Income Before Income
 Taxes, Minority Interest
 and Equity Income (Loss)                          48,307    30,521        34,388       158,852
Net Income                                         24,148    11,513         9,317        78,548
Net Income Per Share(a)
 Basic                                           $   0.25  $   0.11      $   0.09     $    0.75
 Diluted                                         $   0.24  $   0.11      $   0.09     $    0.70

(a) Per share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period. Additionally, in regard to diluted per share amounts only, quarterly amounts may not add to the annual amounts because of the inclusion of the effect of potentially dilutive securities only in the periods in which such effect would have been dilutive, and because of the adjustments to net income for the dilutive effect of public holdings common stock equivalents and convertible securities.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Safeguard Scientifics, Inc.:

We have audited the accompanying consolidated balance sheets of Safeguard Scientifics, Inc. (the "Company") and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP
Philadelphia, Pennsylvania
March 15, 2001


STATEMENT OF MANAGEMENT'S FINANCIAL RESPONSIBILITY

Management has prepared and is responsible for the integrity and objectivity of the consolidated financial statements and related financial information in this Annual Report. The statements are prepared in conformity with accounting principles generally accepted in the United States. The financial statements reflect management's informed judgment and estimation as to the effect of events and transactions that are accounted for or disclosed.

  Management maintains a system of internal control at each business unit. This system, which undergoes continual evaluation, is designed to provide reasonable assurance that assets are protected and records are adequate for the preparation of reliable financial data. In determining the extent of the system of internal control, management recognizes that the cost should not exceed the benefits derived. The evaluation of these factors requires estimates and judgment by management.

  KPMG LLP is engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, Safeguard Scientifics, Inc.'s financial condition and operating results in accordance with accounting principles generally accepted in the United States of America. The scope of their engagement included a review of the internal control system, tests of the accounting records, and other auditing procedures to the extent deemed necessary to render their opinion on the financial statements. Their report is presented above.

  The Audit Committee of the Board of Directors meets with the independent auditors and management to satisfy itself that they are properly discharging their responsibilities. The auditors have direct access to the Audit Committee.

Safeguard Scientifics, Inc.


/s/ Gerald A. Blitstein
Gerald A. Blitstein
Executive Vice President and Chief Financial Officer